UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere.  The Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 0981)

OVERSEAS REGULATORY ANNOUNCEMENT

This overseas regulatory announcement is made by Semiconductor Manufacturing International Corporation (the ‘‘Company’’) pursuant to Rule 13.10B of the Listing Rules.

Reference is made to the announcement of the Company dated 25 September 2014 in relation to the issue of the Bonds (the ‘‘Announcement’’). Unless the context otherwise requires, capitalised terms in this announcement shall have the same meanings as those defined in the Announcement.

The Bonds were listed on the SGX-ST on 8 October 2014. Please refer to the attached offering circular dated 25 September 2014 in relation to the Bonds (the ‘‘Offering Circular’’), which was published on the website of the SGX-ST on 8 October 2014. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained therein.

The posting of the Offering Circular on the website of the Hong Kong Stock Exchange is only for the purpose of complying with Rule 13.10B of the Listing Rules, and not for any other purposes.

*                   For identification purposes only

1

The Offering Circular does not constitute A prospectus, notice, circular, brochure, advertisement or document offering to sell any securities to the public in any jurisdiction.

The Offering Circular must not be regarded as an inducement to acquire, subscribe for or purchase any securities of the Company, and no such inducement is intended. No investment decision should be based on the information contained in the Offering Circular.

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 8 October 2014

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng

Lip-Bu Tan

Carmen I-Hua Chang

2

STRICTLY CONFIDENTIAL — DO NOT FORWARD

THIS OFFERING IS AVAILABLE ONLY TO INVESTORS WHO ARE EITHER (1)

QUALIFIED INSTITUTIONAL BUYERS UNDER RULE 144A (AS DEFINED BELOW) OR (2) PERSONS OR ADDRESSEES OUTSIDE THE UNITED STATES.

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the offering circular attached to this e-mail. You are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the attached offering circular. In accessing the attached offering circular, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

Confirmation of Your Representation: By accepting the email and accessing the attached document you shall be deemed to have represented to Deutsche Bank AG, Singapore Branch and J.P. Morgan Securities plc (the “Managers”) that (1) either (i) you are not in the United States and, to the extent you purchase the securities described in the attached offering circular, you will be doing so pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) OR (ii) you are a qualified institutional buyer (“QIB”) as defined in Rule 144A under the Securities Act (“Rule 144A”), AND (2) that you consent to the delivery of the attached offering circular and any amendments or supplements thereto by electronic transmission.

The attached document has been made available to you in electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently none of Semiconductor Manufacturing International Corporation (the “Issuer”) or the Managers or any of their respective directors, employees, representatives or affiliates accepts any liability or responsibility whatsoever in respect of any discrepancies between the document distributed to you in electronic format and the hard copy version. We will provide a hard copy version to you upon request.

Restrictions: The attached document is an offering circular and is being furnished in connection with an offering exempt from registration under the Securities Act solely for the purpose of enabling a prospective investor to consider the purchase of the securities described herein.

THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE U.S. OR OTHER JURISDICTION AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND ANY APPLICABLE STATE OR LOCAL SECURITIES LAWS.

NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO.

Except with respect to eligible investors in jurisdictions where such offer is permitted by law, nothing in this electronic transmission constitutes an offer or an invitation by or on behalf of either the Issuer of the securities or the Managers to subscribe for or purchase any of the securities described therein, and access has been limited so that it shall not constitute a general advertisement or solicitation in the United States or elsewhere. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the Managers and their respective affiliates on behalf of the Issuer in such jurisdiction.

You are reminded that you have accessed the attached offering circular on the basis that you are a person into whose possession this offering circular may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorised to deliver this document, electronically or otherwise, to any other person. If you have gained access to this transmission contrary to the foregoing restrictions, you will be unable to purchase any of the securities described therein.

Actions that You May Not Take: You should not reply by e-mail to this communication, and you may not purchase any securities by doing so. Any reply e-mail communications, including those you generate by using the “Reply” function on your e-mail software, will be ignored or rejected.

YOU ARE NOT AUTHORISED AND YOU MAY NOT FORWARD OR DELIVER THE ATTACHED OFFERING CIRCULAR, ELECTRONICALLY OR OTHERWISE, TO ANY OTHER PERSON OR REPRODUCE SUCH OFFERING CIRCULAR IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS DOCUMENT AND THE ATTACHED OFFERING CIRCULAR IN WHOLE OR IN PART IS UNAUTHORISED. FAILURE TO COMPLY WITH THIS DIRECTIVE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

You are responsible for protecting against viruses and other destructive items. Your use of this e-mail is at your own risk and it is your responsibility to take precautions to ensure that it is free from viruses and other items of a destructive nature.

CONFIDENTIAL

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 0981)

US$500,000,000 4.125% BONDS DUE 2019

Issue Price: 98.963%

plus accrued interest, if any, from 7 October 2014

The US$500,000,000 4.125% Bonds due 2019 (the “Bonds”) will be issued by Semiconductor Manufacturing International Corporation (the “Issuer”) in the initial aggregate principal amount of US$500,000,000. The Bonds will bear interest from 7 October 2014 at 4.125% per annum, payable semi- annually in arrears on 7 April and 7 October of each year, commencing 7 April 2015. The Bonds will mature on 7 October 2019.

The Bonds will be the unsecured and unsubordinated obligations of the Issuer. The Bonds will rank equally with all of the Issuer’s other unsecured unsubordinated obligations. The Issuer may redeem the Bonds at any time upon the occurrence of certain tax events. At any time, the Issuer may at its option redeem the Bonds, in whole or in part, at a redemption price equal to 100% of the principal amount of the Bonds redeemed plus the applicable premium as at, and accrued and unpaid interest, if any, to the redemption date. For a more detailed description of the Bonds, see “Terms and Conditions of the Bonds” herein.

The Bonds have been assigned a rating of “BBB—” by Standard & Poor’s Ratings Services (“S&P”). A rating is not a recommendation to buy, sell or hold the Bonds and may be subject to suspension, reduction or withdrawal at any time by S&P. A suspension, reduction or withdrawal of the rating assigned to the Bonds may adversely affect the market price of the Bonds.

Investing in the Bonds involves risks. See “Risk Factors” beginning on page 17.

The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. Accordingly the Bonds are being offered or sold in the United States only to qualified institutional buyers (“QIBs” and each, a “QIB”), as defined in, and in reliance on, Rule 144A under the Securities Act (“Rule 144A”), or outside the United States in accordance with Regulation S under the Securities Act (“Regulation S”). Prospective investors that are QIBs are hereby notified that sellers of the Bonds may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. The Bonds are not transferrable except in accordance with the restrictions described under “Transfer Restrictions”.

Approval in-principle has been obtained from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the Bonds on the Official List of the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained in this Offering Circular. Admission of the Bonds to the SGX-ST and the quotation of the Bonds on the SGX-ST is not to be taken as an indication of the merits of the Issuer or the Bonds. The Bonds will be traded on the SGX- ST on a minimum board lot size of US$200,000 as long as any of the Bonds are listed on the SGX-ST. Currently, there is no market for the Bonds.

The Bonds will be initially represented by by one or more global certificates in fully registered form, respectively, which will be registered in the name of a nominee of The Depository Trust Company (“DTC”). The Managers (as described herein) expect to deliver the Bonds to investors through the book-entry facilities of DTC, Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”) on or about 7 October 2014 (the “Closing Date”).

Joint Lead Managers

The date of this Offering Circular is 25 September 2014

*     For identification purpose only

IMPORTANT NOTICE

This document is provided to you on a confidential basis and solely for your information and is not to be copied, published, circulated or distributed, directly or indirectly, to any other person and shall not have any legal effect. This document and any information contained herein does not constitute any offer for sale or invitation or solicitation of an offer to subscribe for or purchase any securities of the Issuer in the United States and/or any other jurisdiction where such offer, solicitation or sale is not permitted. The securities of the Issuer described herein have not been and will not be registered under the Securities Act or any state securities laws of the Unites States and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws of the United States. Neither this document nor any copy of it may be taken or transmitted into the United States, Canada, Japan, the PRC (except the Hong Kong Special Administrative Region) or any other jurisdiction where the offer or sale of the securities is not permitted, and this document and any copy thereof may not be distributed, directly or indirectly, in the United States, the United Kingdom, Canada, Singapore, the PRC (except the Hong Kong Special Administrative Region), Japan or any other jurisdiction where the offer or sale of the securities is not allowed, or distributed or redistributed in Japan or to any resident thereof.

The contents of this Offering Circular have not been reviewed by any regulatory authority in Hong Kong or elsewhere. Investors are advised to exercise caution in relation to the offering of the Bonds (the “Offering”) described herein. If investors are in any doubt about any of the contents of this Offering Circular, they should obtain independent professional advice.

The Issuer, having made all reasonable enquiries, confirms that to its best knowledge and belief (i) this Offering Circular contains all information with respect to the Issuer and its subsidiaries taken as a whole (collectively, the “Group”) and to the issue of the Bonds, which is material in the context of the issue and offering of the Bonds (including all information which, according to the particular nature of the Issuer, the Group and of the Bonds, is necessary to enable investors to make an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer, the Group and of the rights attaching to the Bonds), (ii) all statements of fact relating to the Issuer, the Group and to the Bonds contained in this Offering Circular are in all material respects true and accurate and not misleading in any material respect, and that there are no other facts in relation to the Issuer, the Group and to the Bonds the omission of which would in the context of the issue of the Bonds make any statement in this Offering Circular misleading in any material respect, (iii) the opinions and intentions expressed with regard to the Issuer and the Group contained in this Offering Circular are honestly made or held and have been reached after considering all relevant circumstances and have been based on reasonable assumptions and (iv) all reasonable enquiries have been made by the Issuer to ascertain such facts and to verify the accuracy of all such information and statements. The Issuer accepts full responsibility for the information contained in this Offering Circular.

This Offering Circular has been prepared by the Issuer solely for use in connection with the proposed offering of the Bonds described in this Offering Circular. The distribution of this Offering Circular and the offering of the Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this Offering Circular comes are required by the Issuer and the Managers to inform themselves about and to observe any such restrictions. No action is being taken to permit a public offering of the Bonds or the distribution of this Offering Circular in any jurisdiction where action would be required for

i

such purposes. There are restrictions on the offer and sale of the Bonds, and the circulation of documents relating thereto, in certain jurisdictions and to persons connected therewith. For a description of certain further restrictions on offers, sales and resales of the Bonds and distribution of this Offering Circular, see “Subscription and Sale”.

The Bonds have not been approved or disapproved by the United States Securities and Exchange Commission (“SEC”), any state securities commission in the United States or any other United States regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering or the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offence in the United States. Prospective purchasers are hereby notified that sellers of the Bonds may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

No person has been or is authorised to give any information or to make any representation concerning the Issuer, the Group or the Bonds other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Issuer, the Managers, The Bank of New York Mellon, as the trustee (the “Trustee”) or the Agents (as defined in “Terms and Conditions of the Bonds”). Neither the delivery of this Offering Circular nor any offering, sale or delivery made in connection with the issue of the Bonds shall, under any circumstances, constitute a representation that there has been no change or development reasonably likely to involve a change in the affairs of the Issuer. The Group information contained herein is correct as at any date subsequent to the date hereof. This Offering Circular does not constitute an offer of, or an invitation by or on behalf of the Issuer, the Managers, the Trustee or the Agents to subscribe for or purchase any of the Bonds and may not be used for the purpose of an offer to, or a solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorised or is unlawful.

No representation or warranty, express or implied, is made or given by the Managers, the Trustee or the Agents as to the accuracy, completeness or sufficiency of the information contained in this Offering Circular, and nothing contained in this Offering Circular is, or shall be relied upon as, a promise, representation or warranty by the Managers, the Trustee or the Agents. None of the Managers, the Trustee or the Agents has independently verified any of the information contained in this Offering Circular and none of them can give any assurance that this information is accurate, truthful or complete. This Offering Circular is not intended to provide the basis of any credit or other evaluation nor should it be considered as a recommendation by the Issuer, the Managers, the Trustee or the Agents that any recipient of this Offering Circular should purchase the Bonds.

Each potential purchaser of the Bonds should determine for itself the relevance of the information contained in this Offering Circular and its purchase of the Bonds should be based upon such investigations with its own tax, legal and business advisers as it deems necessary.

In making an investment decision, investors must rely on their own examination of the Issuer, the Group and the terms of the Offering, including the merits and risks involved. See “Risk Factors” for a discussion of certain factors to be considered in connection with an investment in the Bonds. Each person receiving this Offering Circular acknowledges that such person has not relied on any of the Managers, the Trustee or the Agents or any person affiliated with any of the Managers, the Trustee or the Agents in connection with its investigation of the accuracy of such information or its investment decision. To the fullest extent permitted by law, none of the Managers, the Trustee or the Agents accepts any responsibility for the contents of this Offering Circular. Each of the Managers, the Trustee and the Agents accordingly disclaims all and any liability whether arising in tort or contract or otherwise which it might otherwise have in respect of this Offering Circular or any such statement. None of the Managers, the Trustee or the Agents undertake to review the financial condition or affairs of the Issuer or the Group after the date of this Offering Circular nor to advise any investor or potential investor in the Bonds of any information coming to the attention of any of the Managers, the Trustee or the Agents. Except as otherwise indicated in this Offering Circular, all non-company specific statistics and data relating to the industry have been extracted or derived from publicly available information and industry publications.

The information has not been independently verified by the Issuer, the Trustee, the Agents or any of the Managers or by their respective directors and advisers, and none of the Issuer, the Trustee, the Agents, the Managers or their respective directors and advisers make any representation as to the correctness, accuracy or completeness of that information. In addition, third-party information providers may have obtained information from market participants and such information may not have been independently verified.

References to “we”, “us” “our”, “SMIC”, the “Issuer” or the “Company” are to Semiconductor Manufacturing International Corporation. References to the “Group” are to the Issuer and its subsidiaries taken as a whole.

Unless otherwise specified or the context requires, references herein to “Hong Kong dollars”, “HK dollars” and “HK$” are to the lawful currency of Hong Kong, references herein to “RMB” and “Renminbi” are to Renminbi, the lawful currency of the People’s Republic of China (the “PRC” or “China”) and references herein to “U.S. dollars” and “US$” are to the lawful currency of the United States of America (the “United States” or the “U.S.”).

PRESENTATION OF FINANCIAL INFORMATION

The Issuer’s audited consolidated statement of comprehensive income, statement of financial position and statement of cash flows for the years ended 31 December 2011, 2012 and 2013 have been extracted from the Issuer’s published audited consolidated financial statements as at and for the years ended 31 December 2011, 2012 and 2013, which have been audited by Deloitte Touche Tohmatsu and included in this Offering Circular.

The Issuer’s unaudited results as at and for the six months ended 30 June 2013 have been extracted from the Issuer’s unaudited condensed consolidated financial statements as at and for the six months ended 30 June 2013 and included in this Offering Circular.

The Issuer’s unaudited results as at and for the six months ended 30 June 2014 have been extracted from the Issuer’s unaudited condensed consolidated financial statements as at and for the six months ended 30 June 2014 and included in this Offering Circular.

Such unaudited condensed consolidated financial results should not be relied upon by investors to provide the same quality of information associated with information that has been subject to an audit. The Managers do not make any representation or warranty, expressed or implied, regarding the sufficiency of such unaudited condensed consolidated interim results for an assessment of, and potential investors must exercise caution when using such data to evaluate, our financial condition, results of operations and results. Such unaudited condensed consolidated interim results should not be taken as an indication of the expected financial condition, results of operations and results for the full financial year ending 31 December 2014.

Certain amounts and percentages included in this Offering Circular have been rounded. Accordingly, in certain instances, the sum of the numbers in a column may not exactly equal the total figure for that column due to rounding.

The audited consolidated financial statements for the years ended 31 December 2011, 2012 and 2013 and the unaudited condensed consolidated financial statements for the six months ended 30 June 2013 and 2014 were prepared in accordance with the International Financial Reporting Standards (“IFRS”).

AVAILABLE INFORMATION

To permit compliance with Rule 144A in connection with the resales of the Bonds, we are required to furnish upon request of a holder of the Bonds and a prospective purchase designated by such holder the information required to be delivered under Rule 144A(d)(4) if at the time of such request we are neither a reporting company under Section 13 or Section 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder. So long as any of the Bonds remain outstanding, we will provide to the Trustee for forwarding to the holders of the Bonds our semi-annual and annual financial statements.

v

ENFORCEMENT OF CIVIL LIABILITIES

The Issuer is an exempted company incorporated in the Cayman Islands with limited liability. The Issuer is incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands corporation:

•                         political and economic stability;

•                         an effective judicial system;

•                         a favourable tax system;

•                         the absence of exchange control or currency restrictions; and

•                         the availability of professional and support services.

However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection for investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. Substantially all of the Issuer’s assets are located outside the United States. In addition, a majority of the Issuer’s directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of the Issuer or such persons’ assets are located outside the United States. As a result, it may be difficult for a shareholder or an investor to effect service of process within the United States upon such persons, the Issuer, or to enforce against them or against the Issuer, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Conyers Dill & Pearman (Cayman) Limited, the Issuer’s counsel as to Cayman Islands law, Slaughter and May, the Issuer’s counsel as to United States federal law and English law, and Jun He Law Offices, the Issuer’s counsel as to Chinese law, have advised the Issuer that there is uncertainty as to whether the courts of the Cayman Islands, Hong Kong and China, respectively, would:

•                         recognise or enforce judgments of United States courts obtained against the Issuer or the Issuer’s directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or

•                         be competent to hear original actions brought in each respective jurisdiction, against the Issuer or the Issuer’s directors or officers predicated upon the securities laws of the United States or any state thereof.

Conyers Dill & Pearman (Cayman) Limited has further advised the Issuer that the courts of the Cayman Islands would recognise as a valid judgment, a final and conclusive judgment in personam obtained in the courts of the United States against the Issuer under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment, (b) such courts did not contravene the rules of natural justice of the Cayman Islands, (c) such judgment was not obtained by fraud, (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands, and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

FORWARD-LOOKING STATEMENTS

Certain statements in this Offering Circular are not historical facts and are forward- looking statements. This Offering Circular may contain words such as “believe”, “could”, “may”, “will”, “target”, “estimate”, “project”, “predict”, “forecast”, “guideline”, “should”, “plan”, “expect” and “anticipate” and similar expressions that are intended to identify forward-looking statements, but are not the exclusive means of identifying these statements. Particularly, statements under the sections “Summary”, “Risk Factors”, “Business” and sections relating to the following matters may include forward-looking statements regarding:

•                         the financial position, business strategy, prospects, capital expenditure and investment plans of the Group; and

•                         the plans and objectives of the Group’s management for its future operations (including development plans and objectives relating to the Group’s operations).

Such statements are subject to various risks and uncertainties, including, but not limited to:

•                         competition in the industry in which the Group operates;

•                         adverse economic conditions that could negatively impact the Group’s business, financial condition and results of operations;

•                         broad market trends and other factors beyond the Group’s control that could harm its business, financial condition and results of operations;

•                         the Group’s ability to obtain adequate financing;

•                         failure to protect the Group’s intellectual property rights;

•                         the risks of increased costs and the uncertainty of technological changes, insufficient systems capacity and systems failures;

•                         changes in laws, regulations and taxation in the highly regulated industry in which the Group operates and, any failure to comply with such legal and regulatory obligations;

•                         any delay or disapproval of new rules, amendments to existing rules or fees that could have an adverse effect on the Group; and

•                         other factors, including those discussed in “Risk Factors.”

Forward-looking statements involve inherent risks and uncertainties. Should one or more of these or other uncertainties or risks materialise, actual results may vary materially from those estimated, anticipated or projected. Specifically, but without limitation, capital costs could increase, projects could be delayed, and anticipated improvements in capacity, performance or profit levels might not be fully realised. Although we believe that the expectations of our management as reflected by such forward-looking statements are reasonable based on information currently available to it, no assurances can be given that such expectations will prove to have been correct. Accordingly, investors are cautioned not to place undue reliance on the forward looking statements and we undertake no obligations to update or revise any of them, whether as a result of new information, future developments or otherwise.

All of our forward-looking statements made herein and elsewhere are qualified in their entirety by the risk factors discussed in “Risk Factors” and other cautionary statements appearing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this Offering Circular. These risk factors and statements describe circumstances which could cause actual results to differ materially from those contained in any forward-looking statements. Other sections of this Offering Circular include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this Offering Circular relate only to events or information as at the date on which the statements are made in this Offering Circular. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Offering Circular with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

SUMMARY

The following summary is qualified in its entirety by, and is subject to, the detailed information and the financial statements contained elsewhere in this Offering Circular. As it is a summary, it does not contain all of the information that may be important to investors and terms defined elsewhere in this Offering Circular shall have the same meanings when used in this summary.

Business Overview

We are one of the leading semiconductor foundries in the world and the largest foundry in the PRC by revenue and capacity. We are also the most technologically advanced foundry in the PRC, providing integrated circuit (“IC”) foundry and technology services from 0.35-micron (m) down to 28-nanometer (nm).

We are a pure-play IC foundry that provides wafer fabrication of 8-inch and 12-inch wafers. In addition to our top-of-the-line manufacturing capabilities, we provide customers with complete foundry solutions with a seamless flow of services that include mask services, intellectual property development services, backend design services and turnkey services. With complete foundry solutions, our goal is to help customers to shorten time-to-market in a cost effective way. Our services are used by integrated device manufacturers (“IDMs”) and fabless and system companies, to produce integrated circuits for semiconductor chips used in a broad range of fast growing electronic applications markets.

We were established in 2000 and are headquartered in Shanghai, the PRC. In 2004, we were listed on the Hong Kong Stock Exchange and the New York Stock Exchange (“NYSE”). As at 31 August 2014, our major shareholders include PRC state-owned enterprises (“SOEs”) such as Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) and China Investment Corporation (“CIC”). We have received equity investment and strategic support from our SOE shareholders, being major players in their respective fields. Our market capitalisation as at 30 June 2014 was approximately US$3.01 billion.

We have market leading manufacturing capacity in the PRC and operate a 12-inch wafer fabrication facility (fab) and an 8-inch mega-fab in Shanghai, a 12-inch mega-fab in Beijing, an 8-inch fab in Tianjin, and an 8-inch fab project under development in Shenzhen. In addition, we have established a joint venture company, namely Semiconductor Manufacturing North China (Beijing) Corporation, or (“SMNC”), with Beijing Industrial Developing Investment Management Co., Ltd (“BIDIMC”) and Zhongguancun Development Group (“ZDG”), which is constructing a new 12-inch fab in Beijing. We plan to continue to advance our technology and selectively expand capacity to capture market demand for high-growth, high-margin applications. We have a network of customer service and marketing offices in the United States, Europe, Japan and Taiwan, and a representative office in Hong Kong.

We have a global and diversified customer base that includes some of the world’s leading IDMs and fabless semiconductor and system companies. We have established long-term relationships with our international and domestic customers, and we have been repeatedly recognised and awarded by our customers for the quality of our services, strategic support and technology contributions.

Given our strong competitive position, we are positioned to take advantage of the long-term growth of the global and domestic semiconductor markets.

Our Key Strengths

We are the largest and most technologically advanced foundry in the PRC, and we are ranked in the top four pure-play foundries by revenue globally.

As the only foundry in the PRC with process capability down to 28-nm process capability, we are at the forefront of the PRC’s foundry business and a contributor to the growth of PRC’s semiconductor industry.

We have expanded steadily since our incorporation and established ourselves as one of the leading foundries in the global arena. Our technology, scale, location in China, and capable team enable us to serve our customers to meet their diverse specifications.

We are located in the world’s largest and fastest growing semiconductor market.

We are headquartered and manufacture our products in the PRC. Not only is the PRC the world’s largest market for semiconductors, it is also one of the fastest growing IC markets. According to IHS iSuppli Q2 2014, the PRC semiconductor market grew from 26% of the global semiconductor market in 2006 to 33% in 2010 and further to 40% in 2013. The compound annual growth rate (“CAGR”) of the China IC market for the past five years from 2008 to 2013 was approximately 12%, compared to the rest of the world’s CAGR of 0.21% for the same period.

We have established long term relationships and have benefited from strong strategic and funding support from PRC SOE shareholders.

We have a history of strategic and funding support from our PRC SOE shareholders. Shanghai Industrial Investment (Holdings) Co., Ltd. (“Shanghai Industrial”) has been our strategic investor since 2001. Datang Telecom joined our shareholder base in 2008 when it agreed to subscribe for US$171.8 million in ordinary shares and further strengthened its commitment to us by subscribing for a further US$102 million of ordinary shares in 2010. In September 2011, Datang Telecom’s subsidiary, Datang Holdings (Hongkong) Investment Company Limited (“Datang”), subscribed for US$58.9 million convertible preferred shares (the “Datang Further Subscription”). In May 2014, Datang subscribed for pre-emptive convertible bonds of US$54.6 million. In August 2014, Datang entered into an agreement to subscribe for further pre-emptive convertible bonds of US$22.2 million and pre-emptive shares of approximately HK$401.7 million, subject to shareholders’ approval at the relevant extraordinary general meeting (“EGM”). In June 2011, Country Hill became our second largest shareholder pursuant to their subscription of US$250 million of convertible preferred shares (the “Country Hill Subscription”). Also in May 2014, Country Hill subscribed for pre-emptive convertible bonds of US$32.2 million. In August 2014, Country Hill also entered into an agreement with us to subscribe for HK$161.2 million in ordinary shares, subject to shareholders’ approval at the relevant EGM. As at 31 August 2014, our three major SOE shareholders held a combined 32.3% of our total issued shares.

We are positioned to leverage our research and development (“R&D”) leadership in the PRC to benefit from government support of the semiconductor industry.

We are one of the semiconductor companies included in the PRC central government’s 12th 5-Year Plan, which among others, proclaims increasing support of and favourable industrial policies for the domestic semiconductor industry. As such, the PRC government recognises our cornerstone role in the development of the domestic semiconductor eco-system and establishing the PRC standard in the domestic semiconductor industry.

In order to encourage development of the semiconductor industry, the PRC central, provincial and local governments have extended various incentives to domestic companies in the industry, including reduced tax rates. In addition, as the market leader in the PRC, we have been able to enjoy continued government support in the form of funding of R&D contracts. We have received government funding of US$126.1 million, US$54.1 million and US$145.8 million and recognised US$42.6 million, US$31.0 million and US$26.9 million as reductions of certain R&D expenses in 2011, 2012 and 2013 for several specific R&D projects respectively.

Apart from receiving the aforementioned government support, we have established SMNC with BIDIMC, which is wholly-owned by the PRC with capital contributed in full by Beijing State-owned Assets Management Co., LTD, and ZDG, which was established by the local Beijing government to develop the science park. SMNC is expected to build up significant manufacturing capacity with a focus on 45-nanometer and finer technologies and aims to reach a manufacturing capacity of 35,000 wafers per month. The total investment is estimated to be US$3.59 billion. We shall contribute 55% of the registered capital of SMNC, and ZDG and BIDIMC shall together contribute the remaining 45% of SMNC’s registered capital.

We have strong relationships with high quality, fast growing domestic and top tier international customers.

We have a global and diversified customer base that includes some of the leading international and fast growing domestic IDMs, fabless semiconductor and system companies. We have formed partnerships with international global clients and fast growth companies in the PRC which have become our key customers and contribute an increasing share of our revenues.

Our clients have consistently recognised us as a partner of choice and repeatedly rewarded us for the quality of our services, strategic support and technology contributions. Through a formation of global alliances with these top tier international customers and the incubation of local clients, we aim to continue to be the preferred foundry source partner in the PRC for international and domestic IDMs and fabless customers.

As an example, in July 2014 we announced a partnership with Qualcomm Technologies., Inc (“Qualcomm Technologies”) to collaborate in 28nm process technology and wafer manufacturing services in China to manufacture Snapdragon processors. Previously, we have supported Qualcomm Technologies on power management, wireless and connectivity related IC products at various process nodes.

With our combination of scale, advanced technological capabilities, locality and proximity to domestic clients, we have been able to increase revenue from PRC customers (mainland China & Hong Kong) significantly from 33.9% for the year ended 31 December 2012 to 40.4% for the year ended 31 December 2013. Our fabs are strategically located in major cities in the PRC with strong high-tech industries and semiconductor bases, such as Beijing, Shanghai and Tianjin. As a result, we are able to directly access our customers in the same or nearby cities and provide a high level of localised services to address our customers’ demands.

We are a transparent and compliant foundry in the PRC possessing the required authorisations to manufacture advanced ICs.

Our Internal Compliance Program (“ICP”) ensures that we abide by international laws and treaties governing export controls on high technology products. Many of our suppliers and customers typically need an export license before shipping controlled items (equipment, parts, materials, software, or technology) to China. Because of our proven track record in export control compliance, we are one of the first and one of only 12 members of the U.S. Government’s Validated End-User (“VEU”) program. Our VEU status further enhances the level of service and technology we can provide our customers. The approved restrictions and conditions in the authorisations under which we receive controlled items allow us to manufacture for process development down to 14nm. With these approvals we can provide advanced IC manufacturing services for customers in both domestic and international markets.

We have a highly experienced management team.

We have employed a highly experienced management team. Our senior management team, consisting of seven individuals, is recognised as a group of highly respected industry veterans. Our Chief Executive Officer, Dr. Tzu-Yin Chiu, is a semiconductor industry veteran with 30 years of experience spanning technology research, business development, operations and corporate management. Prior to joining us, Dr. Chiu was President and CEO of Hua Hong NEC. He has served in executive positions across the semiconductor industry, including as President and COO of Silterra Malaysia, Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International, our Senior Vice President of Shanghai Operations, and Senior Director of Fab Operations at Taiwan Semiconductor Manufacturing Corporation (“TSMC”). He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the Institute of Electrical and Electronics Engineers, Dr. Chiu holds forty semiconductor technology patents issued in various countries, and has published over thirty technical articles. He is also a board member of Global Semiconductor Alliance.

Our current management team introduced and implemented a solid strategic initiative when they joined in the second half of 2011, and we achieved a marked turnaround in operations and financial results and notable momentum in 2012 and 2013. Under the current management, efficiency, quality and service was enhanced and a focus on sustainable profitability through capacity optimisation, quality service and efficiency, and through technology differentiation by identifying specialised products especially those driven by opportunities in the Chinese market.

We expect to continue to capitalise on the rich experience and execution capabilities of the management team for our growth.

THE OFFERING

The following summary contains basic information about the Bonds and is not intended to be complete. It does not contain all the information that is important to you. For a more complete description of the Bonds, please refer to the section of this Offering Circular entitled “Terms and Conditions of the Bonds.” Phrases used in this summary and not otherwise defined shall have the meaning given to them in the section entitled “Terms and Conditions of the Bonds.”

Issuer	Semiconductor Manufacturing International Corporation.

Issue	US$500 million 4.125% Bonds due 2019.

The issue of the Bonds was authorised by a resolution passed at a meeting of the Board of Directors of the Issuer held on 6 August 2014.

Issue Price	The Bonds will be issued at 98.963% of their principal amount.

Issue Date	7 October 2014.

Maturity Date	7 October 2019.

Interest Payment Date	7 April and 7 October in each year, commencing 7 April 2015.

Interest	The Bonds will bear interest from 7 October 2014 at the rate of 4.125% per annum, payable semi-annually in arrear from 7 April 2015.

Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

Rating of the Bonds

The Bonds have been rated BBB— by S&P. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation. Prospective investors should evaluate each rating independently of any other rating of the Bonds or other securities of the Issuer.

Negative Pledge

For so long as any Bond remains outstanding, the Issuer will not, and will ensure that none of its Principal Subsidiaries will, create or have outstanding any mortgage, charge, lien, pledge or other security interest (other than a security interest arising by operation of law or a Permitted Charge) upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any Relevant Indebtedness, or any guarantee or indemnity in respect of any Relevant Indebtedness, unless at the same time or prior thereto according to the Bonds (a) the same security is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity or (b) such other security as shall be approved by an Extraordinary Resolution of the holders of the Bonds (“Bondholders”). See “Terms and Conditions of the Bonds — Negative Pledge”.

Form and Denomination of Bonds

The Bonds will be issued in registered form in the denomination of US$200,000 and integral multiples of US$1,000 in excess thereof. The Bonds will upon issue be initially be represented by one or more global certificates in fully registered form, respectively which will be registered in the name of a nominee of DTC.

Events of Default

If any of the events set out in “Terms and Conditions of the Bonds — Events of Default” occurs, the Trustee may, and if so requested by Bondholders holding not less than 25% in principal amount of the Bonds then outstanding or if so directed by an Extraordinary Resolution (as defined in the Trust Deed referred to in the Terms and Conditions of the Bonds) shall, (subject in either case to being indemnified and/or secured and/or pre-funded by the Bondholders to its satisfaction), give notice to the Issuer that the Bonds are, and they shall immediately become, due and payable at their principal amount. See “Terms and Conditions of the Bonds — Events of Default”.

Further Issues

The Issuer may from time to time without the consent of the Bondholders create and issue further securities either having the same terms and conditions as the Bonds in all respects and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Bonds) or upon such terms as the Issuer may determine at the time of their issue. See “Terms and Conditions of the Bonds — Further Issues”.

Global Certificates

Bonds which are offered and sold outside the United States in reliance on Regulation S will be represented by interests in a global registered bond certificate (the “Regulation S Global Certificate”), deposited with a custodian for and registered in the name of a nominee of DTC for the accounts of Euroclear and Clearstream, Luxembourg on or about the Issue Date.

Bonds which are offered and sold in the United States in reliance on Rule 144A will be represented by interests in a global registered bond certificate (the “Rule 144A Global Certificate” and, together with the Regulation S Global Certificate, the “Global Certificates”), deposited with a custodian for and registered in the name of a nominee of DTC on or about the Issue Date.

Beneficial interests in the Global Certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, including depositaries for Euroclear and Clearstream, Luxembourg. The sole Holder of the Bonds represented by a Global Certificate will at all times be DTC or its nominee (or a successor of DTC or its nominee), and voting and other consensual rights of Holders of the Bonds will be exercisable by beneficial owners of the Bonds only indirectly through the rules and procedures of the depositaries from time to time in effect. Beneficial interests in the Global Certificates may not be exchanged for Bonds in definitive form except in the limited circumstances described under “The Global Certificates.”

Selling Restrictions

There are restrictions on the offer, sale and/or transfer of the Bonds in, among others, the Cayman Islands, Hong Kong, Singapore, the United Kingdom and the United States. For a description of the restrictions on offers and sales of the Bonds, see “Subscription and Sale”.

Original Issue Discount

The Bonds may be treated as having been issued with original issue discount for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in “Taxation — U.S. Federal Income Taxation”) may, in addition to the stated interest on the Bonds, be required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash. See “Taxation — U.S. Federal Income Taxation.”

Listing

Approval in-principle has been obtained for the listing and quotation of the Bonds on the SGX-ST. Approval in-principle granted by the SGX-ST for the listing and quotation of the Bonds on the SGX-ST is not to be taken as an indication of the merits of the Issuer or any other subsidiary or associated company of the Issuer or the Bonds. The Bonds will be traded on the SGX-ST in a minimum board lot size of US$200,000 for so long as any of the Bonds remains listed on the SGX-ST.

Trustee	The Bank of New York Mellon.

Principal Agent	The Bank of New York Mellon.

Registrar	The Bank of New York Mellon.

Governing Law	The Bonds and any non-contractual obligations arising out of or in connection with the Bonds will be governed by, and construed in accordance with, the laws of England.

Use of Proceeds	For a description of the use of proceeds of this offering, see “Use of Proceeds”.

ISIN (Rule 144A Bonds)	US81663NAA54

CUSIP (Rule 144A Bonds)	81663N AA5

ISIN (Regulation S Bonds)	USG8020EAB77

CUSIP (Regulation S Bonds)	G8020E AB7

SUMMARY FINANCIAL INFORMATION

The following tables set forth the summary consolidated financials of the Issuer as at and for the periods indicated.

The selected financial information presented below as at and for the years ended 31 December 2011, 2012 and 2013 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with the Issuer’s published audited consolidated financial statements for the years ended 31 December 2011, 2012 and 2013, which have been audited by Deloitte Touche Tohmatsu and included in this Offering Circular.

The selected financial information presented below as at and for the six months ended 30 June 2013 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with the Issuer’s unaudited condensed consolidated financial statements as at and for the six months ended 30 June 2013, which have been included in this Offering Circular.

The selected financial information presented below as at and for the six months ended 30 June 2014 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with the Issuer’s unaudited condensed consolidated financial statements as at and for the six months ended 30 June 2014, which have been included in this Offering Circular.

Results for interim periods are not indicative of results for the full year. The information set out below should be read in conjunction with the relevant consolidated financial statements of the Issuer, including the notes thereto, which are set out in this Offering Circular.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

				For the six months ended
	For the year ended 31 December			30 June
	2011	2012	2013	2013	2014
	(in US$ thousands, except for earnings per share)
				(unaudited)
Revenue	1,319,466	1,701,598	2,068,964	1,042,911	962,427
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)	(809,396)	(723,256)
Gross profit	101,941	348,763	438,436	233,515	239,171
Research and development expenses	(191,473)	(193,569)	(145,314)	(61,494)	(81,733)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)	(18,029)	(18,726)
General and administration expenses	(57,435)	(107,313)	(138,167)	(76,839)	(58,721)
Other operating income (expense)	(11,190)	19,117	67,870	53,300	7,786
Profit (loss) from operations	(190,716)	35,513	187,087	130,453	87,777
Interest income	4,724	5,390	5,888	2,288	4,859
Finance costs	(21,903)	(39,460)	(34,392)	(19,930)	(12,861)
Foreign exchange gains or losses	17,589	3,895	13,726	5,094	(14,454)
Other gains or losses, net	6,709	6,398	4,010	(240)	10,711
Share of profits of associates	4,479	1,703	2,278	1,223	1,451
Profit (loss) before tax	(179,118)	13,439	178,597	118,888	77,483
Income tax (expense) benefit	(82,503)	9,102	(4,130)	(3,046)	(1,361)
Profit (loss) for the year/period from continuing operations	(261,621)	22,541	174,467	115,842	76,122
Discontinued operations
Profit for the year/period from discontinued operations	14,741	—	—	—	—
Profit (loss) for the year/period	(246,880)	22,541	174,467	115,842	76,122
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statement of foreign operations	4,938	70	731	321	(1,953)
Total comprehensive income (expense) for the year/period	(241,942)	22,611	175,198	116,163	74,169
Profit (loss) for the year/period attributable to:
Owners of the Company	(246,817)	22,771	173,177	116,005	77,062
Non-controlling interests	(63)	(230)	1,290	(163)	(940)
	(246,880)	22,541	174,467	115,842	76,122
Total comprehensive income (expense) for the year/period attributable to:
Owners of the Company	(241,879)	22,841	173,908	116,326	75,109
Non-controlling interests	(63)	(230)	1,290	(163)	(940)
	(241,942)	22,611	175,198	116,163	74,169
Earnings (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00
From continuing operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at 31 December			As at 30 June
	2011	2012	2013	2013	2014
	(in US$ thousands)
				(unaudited)
Assets
Non-current assets
Property, plant and equipment	2,516,578	2,385,435	2,528,834	2,523,893	2,515,105
Prepaid land use right	77,231	73,962	136,725	124,818	136,623
Intangible assets	179,279	235,378	215,265	228,898	198,952
Investments in associates	15,856	21,636	29,200	23,189	30,820
Deferred tax assets	31,787	43,380	43,890	43,802	44,161
Other assets	45,685	43,382	6,237	37,926	7,228
Total non-current assets	2,866,416	2,803,173	2,960,151	2,982,526	2,932,889
Current assets
Inventories	207,308	295,728	286,251	308,328	319,089
Prepaid operating expenses	52,805	46,986	43,945	57,231	42,261
Trade and other receivables	200,905	328,211	379,361	472,426	458,765
Other financial assets	1,973	18,730	240,311	2,881	358,417
Restricted cash	136,907	217,603	147,625	214,430	181,573
Cash and bank balances	261,615	358,490	462,483	262,955	573,332
	861,513	1,265,748	1,559,976	1,318,251	1,933,437
Assets classified as held-for-sale	—	4,239	3,265	922	1,543
Total current assets	861,513	1,269,987	1,563,241	1,319,173	1,934,980
Total assets	3,727,929	4,073,160	4,523,392	4,301,699	4,867,869
Equity and liabilities
Capital and reserves
Ordinary shares US$0.0004 par value, 50,000,000,000 shares authorised, 27,487,676,065, 32,000,139,623 and 32,112,307,101 shares issued and outstanding at 31 December 31 2011, 2012 and 2013, respectively. 32,075,631,400 and 34,831,860,338 shares issued and outstanding at 30 June 2013 and 2014, respectively	10,995	12,800	12,845	12,830	13,933
Convertible preferred shares, US$0.0004 par value, 5,000,000,000 shares authorised, 445,545,911, nil and nil shares issued and outstanding at 31 December 2011, 2012 and 2013, respectively. Nil and nil shares issued and outstanding at 30 June 2013 and 2014 respectively	178	—	—	—	—
Share premium	4,082,135	4,083,588	4,089,846	4,088,071	4,296,190
Reserves	41,315	46,148	74,940	53,079	87,004
Accumulated deficit	(1,889,807)	(1,867,036)	(1,693,859)	(1,751,031)	(1,616,797)
Equity attributable to owners of the Company	2,244,816	2,275,500	2,483,772	2,402,949	2,780,330
Non-controlling interests	1,182	952	109,410	789	108,715
Total equity	2,245,998	2,276,452	2,593,182	2,403,738	2,889,045

	As at 31 December			As at 30 June
	2011	2012	2013	2013	2014
	(in US$ thousands)
				(unaudited)
Liabilities
Non-current liabilities
Borrowings	72,361	528,612	600,975	474,692	430,520
Convertible bonds	—	—	180,563	—	352,317
Deferred tax liabilities	1,333	440	167	257	122
Deferred government funding	125,335	150,347	209,968	174,876	192,325
Promissory notes	28,560	—	—	—	—
Long-term financial liabilities	3,018	4,223	—	4,989	—
Other liabilities	—	5,000	—	—	—
Total non-current liabilities	230,607	688,622	991,673	654,814	975,284
Current liabilities
Trade and other payables	375,748	423,952	393,890	537,003	474,268
Borrowings	798,782	567,803	390,547	586,425	365,269
Deferred government funding	—	—	—	—	31,484
Accrued liabilities	45,674	84,611	153,942	104,678	132,273
Promissory notes	29,374	29,374	—	14,791	—
Other financial liabilities	1,683	25	—	107	—
Current tax liabilities	63	2,321	158	143	246
Total current liabilities	1,251,324	1,108,086	938,537	1,243,147	1,003,540
Total liabilities	1,481,931	1,796,708	1,930,210	1,897,961	1,978,824
Total equity and liabilities	3,727,929	4,073,160	4,523,392	4,301,699	4,867,869

CONSOLIDATED STATEMENTS OF CASH FLOWS

				For the six months ended
	For the year ended 31 December			30 June
	2011	2012	2013	2013	2014
	(in US$ thousands)
				(unaudited)
Profit (loss) for the year/period	(246,880)	22,541	174,467	115,842	76,122
Non-cash adjustment to reconcile profit (loss) to net operating cash: flow:
Depreciation and amortization	551,857	566,899	546,910	271,464	275,334
Net cash from operating activities	379,368	435,166	738,016	262,998	278,674
Payments for property, plant and equipment	(931,574)	(400,291)	(650,160)	(311,140)	(227,246)
Net cash used in investing activities	(903,641)	(522,277)	(807,467)	(325,187)	(355,334)
Net cash from (used in) financing activities	268,855	184,101	173,458	(33,336)	188,832
Net increase (decrease) in cash and bank balances	(255,418)	96,990	104,007	(95,525)	112,172

TECHNICAL GLOSSARY

This glossary contains certain definitions of technical terms used in this Offering Circular as they relate to us. Some of these definitions may not correspond to standard industry definitions.

Clean room

Area within a fab in which the wafer fabrication takes place. The classification of a clean room relates to the maximum number of particles of contaminants per cubic foot within that room. For example, a class 100 clean room contains less than 100 particles of contaminants per cubic foot.

CMOS

Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel CMOS transistors within the same silicon substrate. Currently, this is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CMOS Image Sensors

Sensors that are used in a wide range of camera-related systems, such as digital still cameras, digital video cameras, handset cameras, personal computer cameras and surveillance cameras, which integrate image-capturing capabilities onto a chip.

CVD	Chemical Vapor Deposition. A process in which gaseous chemicals react on a heated wafer surface to form solid film.

Die	One individual chip cut from a wafer before being packaged.

DRAM	Dynamic Random Access Memory. A device that temporarily stores digital information but requires regular refreshing to ensure data is not lost.

DSP	Digital Signal Processor. A type of integrated circuit that processes and manipulates digital information after it has been converted from an analog source.

EEPROM	Electrically Erasable Programmable Read-Only Memory. An integrated circuit that can be electrically erased and electrically programmed with user-defined information.

Fab or Fabs	Semiconductor fabrication plant(s).

Fabless	A semiconductor design company that outsources fabrication and does not have its own fabs.

IDM or IDMs	Integrated Device Manufacturer(s).

Integrated circuit	An electronic circuit where all the elements of the circuit are integrated together on a single semiconductor substrate.

I/O	Inputs/Outputs.

Mask

A glass plate with a pattern of transparent and opaque areas used to create patterns on wafers. “Mask” is commonly used to refer to a plate that has a pattern large enough to pattern a whole wafer at one time, as compared to a reticle, where a glass plate can contain the pattern for one or more dies but is not large enough to transfer a wafer-sized pattern all at once.

Memory	A device that can store information for later retrieval.

Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

nm	A term for nanometer, which is a unit of linear measure that equals one thousandth (1/1,000) of a micron.

Non-volatile memory	Memory products that maintain their content when the power supply is switched off.

PROM	Programmable Read-Only Memory. Memory that can be reprogrammed once after manufacturing.

Pure-play foundry	A company that focuses on producing IC for other companies.

Reticle	See “Mask” above.

RF	Radio Frequency. Radio frequency semiconductors are primarily used in communications devices such as cell phones.

ROM	Read-Only Memory.

Scanner	An aligner that scans light through a slit across a mask to produce an image on a wafer.

Semiconductor

An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases.

SRAM

Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and programme instructions. Unlike the more common DRAM, it does not need to be refreshed.

System-on-chip	A chip that incorporates functions usually performed by several different devices and therefore generally offers better performance and lower cost.

Systems companies	Companies that design and manufacture complete end market products or systems for sale to the market.

Transistor	An individual circuit that can amplify or switch electric current. This is the building block of all integrated circuits.

Volatile memory	Memory products that lose their content when the power supply is switched off.

Wafer	A thin, round, flat piece of silicon that is the base of most integrated circuits.

*             Any references to average selling price of wafers in this Offering Circular refers to the simplified average selling price which is calculated as total revenue divided by total shipments.

RISK FACTORS

Prior to making any investment decision, prospective investors should consider carefully all of the information contained in this Offering Circular, including the risks and uncertainties described below. The business, financial condition or results of operations of the Group could be adversely affected by any of these risks. We believe that the following factors may affect its ability to fulfill its obligations under the Bonds. Additional considerations and uncertainties not presently known to us or which the Group currently deems immaterial may also have an adverse effect on an investment in the Bonds. All of these factors are contingencies, which may or may not occur and we are not in a position to express a view on the likelihood of any such contingency occurring.

Factors which we believe may be material for the purpose of assessing the market risks associated with the Bonds are described below. We believe that the factors described below represent the principal risks inherent in investing in the Bonds, but our inability to repay principal, pay interest (if any) or other amounts or fulfill other obligations on or in connection with the Bonds may occur for other reasons and we do not represent that the statements below regarding the risks of holding the Bonds are exhaustive.

Risk Factors Related to Our Financial Condition and Business

We may not be able to achieve or maintain a level of profitability, primarily due to the possibility of increasing fixed costs and market competition reflected in price erosion in the average selling prices of our products.

Our profit totaled US$174.5 million in 2013 and US$22.5 million in 2012. However, with the offsetting impact of such profits, we still have net accumulated losses of US$1,693.9 million as at the end of 2013. We may not be able to achieve or maintain profitability on an annual or quarterly basis, primarily because our business is characterised by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. We will continue to incur capital expenditures and depreciation expenses as we equip and ramp-up additional fabs and expand our capacity at our existing fabs. This may result in an increase of our fixed costs and possibly reduce our chances of achieving or maintaining profitability. Currently, the planned capital expenditure in 2014 for foundry operations is approximately US$1.1 billion as disclosed in our unaudited interim results for the six months ended 30 June 2014, which is an increase from US$880 million disclosed in our 2013 Form 20-F (our annual report filed with the SEC on 14 April 2014 (“2013 Form 20-F”)). The capital expenditures are mainly for (i) SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by other shareholders of SMNC, (ii) the acquisition of used equipment for our Shenzhen 8-inch fab, (iii) the product mix change including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab and (iv) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. In addition, we also budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program.

In addition, we are competing in the same technology environment as a number of other foundries and our competitors who operate these foundries often use price as a means of securing business, resulting in erosion of the average selling price of our product portfolio, which adversely affects our ability to achieve or maintain profitability.

The cyclical nature of the semiconductor industry and periodic overcapacity make our business and operating results particularly vulnerable to economic downturns, such as a global economic crisis.

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns characterised by fluctuations in end-user demand, reduced demand for integrated circuits, rapid erosion of average selling prices and production overcapacity. Companies in the semiconductor industry have expanded aggressively during periods of increased demand in order to have the capacity needed to meet such increased demand or expected demand in the future. If actual demand is not sustained, does not increase or decline, or if companies in the industry expand too aggressively in light of the actual increase in demand, the industry will generally experience a period in which industry-wide capacity exceeds demand.

During periods when industry-wide capacity exceeds demand, our operations are subject to more intense competition, and our results of operations are likely to suffer because of the resulting pricing pressure and capacity underutilisation. Severe pricing pressure could result in the overall foundry industry becoming less profitable, at least for the duration of the downturn, and could prevent us from achieving or maintaining profitability. We expect that industry cyclicality will continue.

In addition, an erosion of global consumer confidence amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations could have an adverse effect on our results of operations.

Adverse economic conditions could cause our expenses to vary materially from our expectations. The failure of financial institutions could negatively impact our treasury operations, as the financial condition of such parties may deteriorate rapidly and without notice in times of market volatility and disruption. Other income and expense could vary materially from expectations depending on changes in interest rates, borrowing costs and currency exchange rates. Economic downturns may also lead to restructuring actions and associated expenses.

If we cannot take appropriate or effective actions in a timely manner during any economic downturns, such as reducing our costs to sufficiently offset declines in demand for our services, our business and operating results may be adversely affected. A prolonged period of economic decline could have a material adverse effect on our results of operations. Economic uncertainty also makes it difficult for us to make accurate forecasts of revenue, gross margin and expenses.

Furthermore, a slowdown in the growth in demand for, or the continued reduction in selling prices of, devices that use semiconductors may decrease the demand for our products and reduce our profit margins.

Our results of operations may fluctuate from year to year, making it difficult to predict our future performance which may be below our expectations or those of the public market analysts and investors in these periods.

Our sales, expenses, and results of operations may fluctuate significantly from year to year due to a number of factors, many of which are outside our control. Our business and operations are subject to a number of factors, including:

•                         our customers’ sales outlook, purchasing patterns and inventory adjustments based on general economic conditions or other factors;

•                         the loss of one or more key customers or the significant reduction or postponement of orders from such customers;

•                         timing of new technology development and the qualification of this technology by our customers;

•                         timing of our expansion and development of our facilities;

•                         our ability to obtain equipment and raw materials; and

•                         our ability to obtain financing in a timely manner.

Due to the factors noted above and other risks discussed in this section, year-to-year comparisons cannot be relied upon to predict our future performance. Unfavorable changes in any of the above factors may adversely affect our business and operating results. In addition, our operating results may be below the expectations of public market analysts and investors in some future periods.

Demand instability for foundry services may result in a lower rate of return on investments than previously anticipated and our business and operating results may be adversely affected.

The demand for foundry services by IDMs, fabless semiconductor companies and systems companies has been increasing. We have made significant investments in anticipation of the continuation of this trend and, as such, any reversal of this trend will likely result in a lower rate of return on our investments. During an industry slowdown, IDMs may allocate a smaller portion of their fabricating needs to foundry service providers and perform a greater amount of foundry services for system companies and fabless semiconductor companies in order to maintain their equipment’s utilisation rates. As a result, our business and operating results could be adversely affected.

If we are unable to maintain high capacity utilisation, optimise the technology and product mix of our services or improve our yields, our margins may substantially decline, thereby adversely affecting our operating results.

Our ability to achieve and maintain profitability depends, in part, on our ability to:

•                         maintain high capacity utilisation, which is the actual number of wafers we produce in relation to our capacity;

•                         optimise our technology and product mix, which is the relative number of wafers fabricated utilising higher margin technologies as compared to commodity and lower margin technologies; and

•                         continuously maintain and improve our yield, which is the percentage of usable fabricated devices on a wafer.

Our capacity utilisation affects our operating results because a large percentage of our costs are fixed. Our technology and product mix has a direct impact upon our average selling prices and overall margins. Our yields directly affect our ability to attract and retain customers, as well as the price of our products. If we are unable to maintain high capacity utilisation, optimise the technology and product mix of our wafer production and continuously improve our yields, our margins may substantially decline, thereby adversely affecting our operating results.

If we lose one or more of our key personnel without obtaining adequate replacements in a timely manner or if we are unable to retain and recruit skilled personnel, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our success depends on the continued service of our key management team members, and in particular, Mr. Zhang Wenyi, Chairman of our board of directors and Executive Director as well as Dr. Tzu-Yin Chiu, Chief Executive Officer and Executive Director. We do not carry full key person insurance. If we lose the services of any of our key executive officers, it could be very difficult to find, relocate and integrate adequate replacement personnel into our operations. As a result, our operations and the growth of our business could be seriously harmed.

We will require an increased number of experienced executives, engineers and other skilled employees in the future to implement our growth plans. In addition, we expect demand for skilled and experienced personnel in China to increase in the future as new wafer fabrication facilities and other similar high technology businesses are established there. There is intense competition for the services of these personnel in the semiconductor industry. If we are unable to retain our existing personnel or attract, assimilate and retain new experienced personnel in the future, our operations could become disrupted and the growth of our business could be delayed or restricted.

Our customers generally do not place purchase orders far in advance, which makes it difficult for us to predict our future sales, adjust our production costs and efficiently allocate our capacity on a timely basis and could therefore have an adverse effect on our business and operating results.

Our customers generally do not place purchase orders far in advance of the required shipping dates. In addition, due to the cyclical nature of the semiconductor industry, our customers’ purchase orders have varied significantly from period to period. As a result, we do not typically operate with any significant backlog, which makes it difficult for us to forecast our sales in future periods. Also, since our cost of sales and operating expenses have high fixed cost components, including depreciation and employee costs, we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. Our current and anticipated customers may not place orders with us in accordance with our expectations or at all. As a result, it may be difficult to plan our capacity, which requires significant lead time to ramp-up and cannot be altered easily. If our capacity does not match our customer demand, we will either be burdened with expensive and unutilised overcapacity or unable to support our customers’ requirements, both of which could have an adverse effect on our business and results of operations.

Our sales cycles can be long, which could adversely affect our short-term operating results and cause our long-term income stream to be unpredictable.

Our sales cycles, which is measured as the time between our first contact with a particular customer and the first shipment of product orders to such customer, vary substantially and can last as long as one year or more, particularly for new technologies. Sales cycles to IDM customers typically take relatively longer since they usually require our engineers to become familiar with the customer’s proprietary technology before production can commence. In addition, even after we make the initial product shipments, it may take the customer several more months to reach full production of that product using our foundry services. As a result of these long sales cycles, we may be required to invest substantial time and incur significant expenses in advance of the receipt of any product order and related revenue. Orders ultimately received may not be in accordance with our expectations and cause our long-term income stream to be unpredictable.

If we do not consistently anticipate trends in technology development, we will not be able to maintain or increase our business and operating margins.

The semiconductor industry is developing rapidly and the related technologies are constantly evolving. We must be able to anticipate the trends in technology development and rapidly develop and implement new and innovative technologies that our customers require to produce sufficiently advanced products at competitive prices and within the time window of market opportunities. To do this, we must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources based on forecasts. If there is large variation between our forecasts and the actual outcome, our long- term investments will not yield satisfactory results and our business and operations will be adversely affected.

Further, as the life cycle for a process technology matures, the average selling price falls. Accordingly, unless we continually upgrade our capability to manufacture new products that our customers design, our customers may use the services of our competitors instead of ours. This can result in the average selling prices of our wafers falling, which could adversely affect our business and operating margins.

Our sales are dependent upon a small number of customers and any decrease in sales to any of them could adversely affect our results of operations.

We have been dependent on a small number of customers for a substantial portion of our business. For the years ended 31 December 2012 and 2013, our five largest customers accounted for 56.1% and 52.3% of our total sales, respectively. For the six months ended 30 June 2014, our five largest customers accounted for 51.0% of our total sales. We expect that we will continue to be dependent upon a relatively limited number of customers for a significant portion of our sales. Sales generated from these customers, individually or in the aggregate, may not reach our expectations or historical levels in any future period. Our sales could be significantly reduced if any of these customers cancels or reduces its orders, significantly changes its product delivery schedule, or demands lower prices, which could have an adverse effect on our results of operations.

We maintain a certain level of indebtedness which may adversely affect our financial health and our operating results.

We have incurred and may continue to incur, indebtedness to finance our developments and working capital which may adversely affect our financial health and our operating results. As at 30 June 2014, we had a total indebtedness of approximately US$1.15 billion.

Our indebtedness may increase our exposure to a number of risks associated with debt financing, including but not limited to the following:

•                         we will be required to dedicate a portion of our cash flow towards repayment of our existing debt and interest, which will reduce the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate requirements;

•                         our ability to obtain additional financing in the future on favourable terms may be impaired;

•                         our ability to take advantage of significant new business opportunities may be limited;

•                         it will be more difficult for us to satisfy our payment obligations if market or operational conditions deteriorate; and

•                         there could be an adverse effect on our business, financial condition and results of operations if we are unable to service our indebtedness.

Since our operating cash flows may not be sufficient to cover our planned capital expenditures, we will require additional external financing, which may not be available on acceptable terms, or at all. Any failure to raise adequate funds in a timely manner could adversely affect our business and operating results.

In 2013, our capital expenditures totaled approximately US$770 million and we currently expect our capital expenditures for foundry operations in 2014, which are subject to adjustment based on market conditions, to increase to approximately US$1.1 billion disclosed in our unaudited interim results for the six months ended 30 June 2014 from US$880 million disclosed in our 2013 Form 20-F. The capital expenditures are mainly for (i) SMNC, our majority-owned subsidiary in Beijing, which is 55% funded by us and 45% funded by other shareholders of SMNC, (ii) the acquisition of used equipment for our Shenzhen 8-inch fab, (iii) the product-mix change including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab and (iv) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. We also budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. In addition, our actual expenditures may exceed our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices, customer requirements or interest rates. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet our growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

Our operating cash flows may not be sufficient to meet our capital expenditure requirements. If our operating cash flows are insufficient, we plan to fund the expected shortfall through bank loans. If necessary, we will also explore other forms of external financing. Our ability to obtain external financing is subject to a variety of uncertainties, including:

•                         our future financial condition, results of operations and cash flows;

•                         general market conditions for financing activities of semiconductor companies;

•                         our future stock price; and

•                         our future credit rating.

External financing may not be available in a timely manner, on acceptable terms, or at all. Since our capacity expansion is a key component of our overall business strategy, any failure to raise adequate funds could adversely affect our business and operating results.

Expansion of our production sites is subject to certain risks that could result in delays or cost overruns, which could require us to expend additional capital and adversely affect our business and operating results.

We plan to increase our production capacity through expansion of existing production sites and construction or acquisition of new sites in connection with joint ventures we may establish such as SMNC, our new entity in Beijing, and Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), our wholly-owned entity in Shenzhen. There are a number of events that could delay these expansion projects or increase the costs of building and equipping these or future projects in accordance with our plans. Such potential events include, but are not limited to:

•                         shortages and late delivery of building materials and facility equipment;

•                         difficulty in securing suitable and necessary manufacturing equipment in a cost- effective manner;

•                         delays in the delivery, installation, commissioning and qualification of our manufacturing equipment;

•                         delays in securing financing for the expansion projects;

•                         disagreements with partners involved in the expansion projects;

•                         seasonal factors, such as extended periods of adverse weather that limit construction;

•                         labor disputes;

•                         design or construction changes with respect to building spaces or equipment layout;

•                         delays in securing necessary government approvals or land use rights; and

•                         changes in technology, capacity, or other changes in our plans for new fabs necessitated by changes in market conditions.

As a result, our projections relating to capacity, process technology capabilities, or technology developments may significantly differ from actual capacity, process technology capabilities, or technology developments.

Delays in the construction and equipping or expansion of any of our fabs could result in the loss or delayed receipt of earnings, an increase in financing costs, or the failure to meet profit and earnings projections, any of which could adversely affect our business and operating results.

If we cannot compete successfully in our industry, particularly in China, our results of operations and financial condition will be adversely affected.

The worldwide semiconductor foundry industry is highly competitive. We compete with other foundries, such as TSMC, United Microelectronics Corporation (“UMC”), and Global Foundries, as well as the foundry services offered by some IDMs, such as Samsung Electronics. We also compete with smaller semiconductor foundries in China, Korea, Malaysia and other countries. Some of our competitors have greater access to capital and substantially higher capacity, longer or more established relationships with their customers, superior research and development capability, and greater marketing and other resources than we do. As a result, these companies may be able to compete more aggressively over a longer period of time than we can.

Some of our competitors have established operations in mainland China in order to compete for the growing domestic market in China. TSMC and UMC have their own fabs in China. In these cases, we understand that the ability of these fabs to manufacture wafers using certain more advanced technologies is subject to restrictions by the respective home jurisdiction of TSMC and UMC; however, such restrictions could be reduced or lifted at any time, which may lead to increased competition in China with such competitors and adversely affect our business and operating results.

In addition, various other factors such as import and export controls, foreign exchange controls, exchange rate fluctuations, interest rate fluctuations and political developments affect our ability to compete successfully. If we cannot compete successfully in our industry or are unable to maintain our position as a leading foundry in China, our results of operations and financial condition will be adversely affected.

We may be unable to obtain in a timely manner and at a reasonable cost the equipment necessary for our business and therefore may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition and results of operations.

The semiconductor industry is capital-intensive and requires investment in advanced equipment that is available from a limited number of manufacturers. The market for equipment used in semiconductor foundries is characterised, from time to time, by significant demand, limited supply and long delivery cycles. Our business plan depends upon our ability to obtain our required equipment in a timely manner and at acceptable prices. Therefore, we invest in advanced equipment based on advance forecasts of demand. During times of significant demand for the types of equipment we use, lead times for delivery can be as long as one year. Shortages of equipment could result in an increase in equipment prices and longer delivery times. If we are unable to obtain equipment in a timely manner and at a reasonable cost, we may be unable to achieve our expansion plans or meet our customers’ orders, which could negatively impact our competitiveness, financial condition, and results of operations.

We expect to have an ongoing need to obtain licenses for the proprietary technology of others, which subjects us to the payment of license fees and potential delays in the development and marketing of our products.

While we continue to develop and pursue patent protection for our own technologies, we expect to continue to rely on third party license arrangements to enable us to manufacture certain advanced wafers. As at 30 June 2014, we had been granted 4,233 patents worldwide, of which, 60 were in Taiwan, 380 were in the U.S., 3,780 were in China and 13 were in other jurisdictions. In comparison, we believe our competitors and other industry participants have been issued numerous more patents concerning wafer fabrication in multiple jurisdictions. Our limited patent portfolio may in the future adversely affect our ability to obtain licenses to the proprietary technology of others on favorable license terms due to our inability to offer cross-licensing arrangements. The fees associated with such licenses could adversely affect our financial condition and operating results. They might also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products and therefore have an adverse effect on our business and operating results. In addition, we may be unable to independently develop the technology required by our customers on a timely basis or at all, in which case our customers may purchase wafers from our competitors.

We may be subject to claims of intellectual property rights infringement owing to the nature of our industry partly due to our limited patent portfolio and limitations of the indemnification provisions in our technology license agreements. These claims could adversely affect our business and operating results.

There is frequent intellectual property litigation in our industry, involving patents, copyrights, trade secrets, mask works and other intellectual property subject matters. In some cases, a company attempts to avoid or settle litigation on favorable terms if it possesses patents that can be asserted against the plaintiff. The limited size of our current patent portfolio is unlikely to place us in such a favorable bargaining position. Moreover, some of our technology license agreements with our major technology partners do not provide for us to be indemnified in the event that the processes we license pursuant to such agreements infringe third party intellectual property rights. We could be sued for infringing one or more patents as to which we will be unable to obtain a license and unable to design around. As a result, we would be prohibited from manufacturing or selling the products which are dependent upon such technology, which could have a material adverse effect on our business. We may litigate the issues of whether these patents are valid or infringed, but in the event of a loss we could be required to pay substantial monetary damages and be enjoined from further production or sale of such products.

If we are unable to maintain relationships with certain technology partners or are unable to enter into new technology alliances on a timely basis, we may not be able to continue providing our customers with leading edge process technology, which could adversely affect our competitive position and operating results.

Enhancing our process technologies is critical to our ability to provide high quality services for our customers. One way we are using to enhance our process technologies is forming technology alliances with other companies and leveraging our appropriate technology partners to advance our portfolio of process technologies to lower development risk and development cycle. We currently have joint technology development arrangements and technology sharing arrangements with several companies and research institutes. If we are unable to continue our technology alliances with these entities or maintain mutually beneficial terms on our other joint development arrangements, research and development alliances and other similar agreements or enter into new technology alliances with other leading developers of semiconductor technology, we may not be able to continue providing our customers with leading edge process technology on time, which could adversely affect our competitive position and operating results.

The loan agreements entered into by members of the Group contain certain restrictions that limit our flexibility in operating our business.

The terms of certain of the existing loan agreements entered into by members of the Group contain, and certain future indebtedness of the Group would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on the Group, including restrictions on the ability of members of the Group to, among other things:

•                         pay dividends;

•                         repay outstanding shareholder loans and provide loans to subsidiaries; and

•                         consolidate, merge, sell or otherwise dispose of any of our assets under certain conditions.

In addition, certain loan agreements of the Group contain, and any future loan agreements may contain, cross-default clauses whereby a default under one of the loan agreements may constitute an event of default under the other loan agreements. We may also be required to satisfy and maintain specified financial ratios and other financial covenants. The Group’s ability to meet such financial ratios and other covenants can be affected by various events, and we cannot assure you that we will meet these ratios and comply with such covenants in the future. A breach of any of these covenants would result in a default under the existing loan agreements of the Group, which may allow the lenders to declare all amounts outstanding thereunder to be due and payable after the lapse of the relevant grace period and terminate all commitments to extend further credit, any of which could result in an event of default under the terms and conditions of the loan agreement.

Global or regional economic, political and social conditions could adversely affect our business and operating results.

External factors such as potential terrorist attacks, acts of war, financial crises, the global economic crisis, or political, geopolitical and social turmoil in those parts of the world that serve as markets for our products could significantly adversely affect our business and operating results in ways that cannot presently be predicted. These uncertainties could make it difficult for our customers and us to accurately plan future business activities. For example, we purchase raw materials and other services from numerous suppliers, and, even if our facilities were not directly affected by such events, we could be affected by interruptions at such suppliers. Such suppliers may be less likely to be able to quickly recover from such events and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. We cannot assure you that we will have insurance to adequately compensate us for any of these events. More generally, these geopolitical, social and economic conditions could result in increased volatility in worldwide financial markets and economies that could adversely impact our sales. We are not insured for losses and interruptions caused by terrorist acts or acts of war. Therefore, any of these events or circumstances could adversely affect our business and operating results.

The recurrence of an outbreak of the H7N9 and H5N1 strain of flu (Avian Flu), the H1N1 strain of flu (Swine Flu), Severe Acute Respiratory Syndrome (SARS), or an outbreak of any other epidemic could, directly or indirectly, adversely affect our operating results.

Concerns about the spread of the H7N9 strain of flu (Avian Flu) in China and outbreaks of the H1N1 virus (Swine Flu) in North America, Europe and Asia in the past have caused governments to take measures to prevent spread of the virus. The spread of epidemics could negatively affect the economy. For example, past occurrences of epidemics such as SARS have caused different degrees of damage to the national and local economies in China. If any of our employees are identified as a possible source of spreading Swine Flu, Avian Flu or any other similar epidemic, we may be required to quarantine employees that are suspected of being infected, as well as others that have come into contact with those employees. We may also be required to disinfect our affected premises, which could cause a temporary suspension of our manufacturing capacity, thus adversely affecting our operations. A recurrence of an outbreak of Swine Flu, SARS, Avian Flu or other similar epidemic could restrict the level of economic activities generally and/or slow down or disrupt our business activities which could in turn adversely affect our results of operations.

Risks Relating to Manufacturing

Our manufacturing processes are highly complex, costly and potentially vulnerable to impurities and other disruptions, which could significantly increase our costs and delay product shipments to our customers.

Our manufacturing processes are highly complex, require advanced and costly equipment, demand a high degree of precision and may have to be modified to improve yields and product performance. Dust and other impurities, difficulties in the fabrication process or defects with respect to the equipment or facilities used can lower yields, because quality control problems interrupt production or result in losses of products in process. As system complexity has increased and process technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision have become even more demanding. As a result, we may experience production difficulties, which could significantly increase our costs and delay product shipments to our customers. And for those products cannot meet the quality requirement, we may suffer additional compensation loss, besides the production cost.

We may have difficulty in ramping up production, which could cause delays in product deliveries and loss of customers and otherwise adversely affect our business and operating results.

We may experience difficulty in ramping up production at new or existing facilities, such as SMNC and SMIC Shenzhen in which we expect to add a significant amount of new and second-hand equipment. This could be due to a variety of factors, including hiring and training new personnel, implementing new fabrication processes, recalibrating and re- qualifying existing processes and the inability to achieve required yield levels.

In the future, we may face construction delays or interruptions, infrastructure failure, or delays in upgrading or expanding existing facilities or changing our process technologies, which may adversely affect our ability to ramp up production in accordance with our plans.

Our failure to ramp up our production on a timely basis could cause delays in product deliveries, which may result in the loss of customers and sales. It could also prevent us from recouping our investments in a timely manner or at all, and otherwise adversely affect our business and operating results.

If we are unable to obtain raw materials, spare parts and outsourcing services in a timely manner, our production schedules could be delayed and our costs could increase.

We depend on suppliers of raw materials, such as silicon wafers, gases and chemicals, and spare equipment parts, in order to maintain our production processes. To maintain operations, we must obtain from our suppliers sufficient quantities of quality raw materials and spare equipment parts at acceptable prices and in a timely manner. The most important raw material used in our production is silicon in the form of raw wafers, almost all of which are sourced from outside China. In 2013, we purchased approximately 73.41% of our overall raw wafer requirements from our top three raw wafer suppliers. In addition, a portion of our gas and chemical requirements currently must be sourced from outside China. We may not be able to obtain adequate supplies of raw materials and spare parts in a timely manner and at a reasonable cost. In addition, from time to time, we may need to reject raw materials and parts that do not meet our specifications, resulting in potential delays or declines in output. If the supply of raw materials and necessary spare parts is substantially reduced or disrupted; if there are significant increases in their prices; or if the lead times for the supply of raw materials and necessary spare parts are extended, we may incur additional costs to acquire sufficient quantities of these parts and materials to maintain our production schedules and commitments to customers.

We outsource certain wafer manufacturing, assembly and testing services to third parties. Any delay or interruption in the provision of supplies and/or services could result in our inability to meet customer demand or fulfill contract terms, damage our reputation and customer relationships and adversely affect our business.

Our production may be interrupted, limited or delayed if we cannot maintain sufficient sources of fresh water and electricity, which could adversely affect our business and operating results.

The semiconductor fabrication process requires extensive amounts of fresh water and a stable source of electricity. As our production capabilities increase and our business grows, our requirements for these resources will grow substantially. While we have not, to date, experienced any instances of the lack of sufficient supplies of water or material disruptions in the electricity supply to any of our fabs, we may not have access to sufficient supplies of water and electricity to accommodate our planned growth. Droughts, pipeline interruptions, power interruptions, electricity shortages or government intervention, particularly in the form of rationing, are factors that could restrict our access to these utilities in the areas in which our fabs are located. In particular, our fab in Tianjin and our Beijing mega-fab are located in areas that are susceptible to severe water shortages during the summer months. If there is an insufficient supply of fresh water or electricity to satisfy our requirements, we may need to limit or delay our production, which could adversely affect our business and operating results. In addition, a power outage, even of very limited duration, could result in a loss of wafers in production and deterioration in yield.

We are subject to the risk of damage due to fires or explosions because the materials we use in our manufacturing processes are highly flammable. Such damage could temporarily reduce our manufacturing capacity, thereby adversely affecting our business and operating results.

We use highly flammable materials such as silane and hydrogen in our manufacturing processes and are therefore subject to the risk of loss arising from explosions and fires. The risk of explosion and fire associated with these materials cannot be completely eliminated. Our comprehensive fire insurance and insurance for the loss of property and the loss of profit resulting from business interruption, may not be sufficient to cover all of our potential losses due to an explosion or fire. If any of our fabs were to be damaged or cease operations as a result of an explosion or fire, it could temporarily reduce our manufacturing capacity, which could adversely affect our business and operating results.

Our Beijing mega-fab is located in an area that is susceptible to seasonal dust storms, which could create impurities in the production process at these facilities and require us to spend additional capital to further insulate these fabs from dust, thereby affecting our business, financial condition and operating results.

The location of our fabs in Beijing makes them susceptible to seasonal dust storms, which could cause dust particles to enter the buildings and affect the production process. Although we are constructing precautionary filtration systems, these may not adequately insulate the fabs against dust contamination. If dust were to affect production in the Beijing fabs, we could experience quality control problems, losses of products in process and delays in shipping products to our customers. In addition, we may have to spend additional capital to further insulate the Beijing fabs from dust if our current precautionary measures are insufficient. The occurrence of any of these events could adversely affect our business, financial condition and operating results.

Any new regulations or customer requirements related to climate change or environmental protection could negatively impact our operating results.

There is global concern that an increase in global average temperatures due to emissions of greenhouse gases (“GHG”) and other human activities have or will cause significant changes in weather patterns, including natural disasters. Such climate change creates risks, such as the physical risks of increased sea levels or extreme weather events, and the financial risks of causing adverse effects on our operations, financial condition, supply chain, increased manufacturing costs, or reduced demand for products believed to contribute to climate change.

We may become subject to legislation, regulation, or treaty obligations designed to address global climate change, Chinese air quality, and other environmental concerns. Compliance with any new rules could be difficult and costly, causing us to incur additional energy and environmental costs, as well as costs for defending and resolving legal claims.

Furthermore, continued serious air pollution in Chinese cities where we operate could pose long-term health risks to our employees and make recruiting and retaining employees more difficult. For example, in December 2013 Shanghai air pollution index reached “severe” level which is the worst in a six-tier national rating system.

Risks related to New Investment Fund

Our performance may be affected by the performance of our new investment fund and we may incur losses as a result of ineffective investment strategy and poor risk management.

On 27 February 2014, our wholly-owned subsidiary, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”), established a wholly-owned investment fund in Shanghai which is called China IC Capital Co., Ltd, or the Fund. The Fund has an

initial capital of RMB500 million, all funded by SMIS. With an operating period of 15 years from the date of the issuance of its business license, the Fund will be operated and managed by an equity investment management company named China Fortune-Tech Capital Co., Ltd, and established by SMIS and an independent third party on 27 February 2014.

The Fund will invest primarily in the integrated circuits industry but will also invest in other strategic emerging industries such as energy saving and environmental protection, information technology and new energy as well as some other traditional industries. While we generally expect China’s integrated circuits industry to develop rapidly in the next decade and we believe that the other industries we will invest in also have a promising prospect of development, uncertainties due to the slow recovery of the world economy, the global market demand and consumption behaviors may lead to weak market demand in the industries in which we may choose to invest.

As a result, there is no assurance that our investment will be successful. We may incur losses in our investments through the Fund and our overall performance may be adversely affected by such failure in the Fund’s investment activities.

Risks Related to Conducting Operations in the PRC

Our business is subject to extensive government regulation and benefits from certain government incentives, and changes in these regulations or incentives could adversely affect our business and operating results.

The Chinese government has broad discretion and authority to regulate the technology industry in China. China’s government has also implemented policies from time to time to regulate economic expansion in China. The economy of China has been transitioning from a planned economy to a market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilisation of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency- denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. New regulations or the readjustment of previously implemented regulations could require us to change our business plan, increase our costs or limit our ability to sell products and conduct activities in China, which could adversely affect our business and operating results.

In addition, the Chinese government and provincial and local governments have provided, and continue to provide, various incentives to domestic companies in the semiconductor industry, including us, in order to encourage the development of the industry. Such incentives include tax rebates, reduced tax rates, favorable lending policies, and other measures. Any of these incentives could be reduced or eliminated by governmental authorities at any time, which would adversely affect our business and operating results.

Because our business is highly dependent on growth in the electronics manufacturing supply chain in China, any slowdown in this growth could adversely affect our business and operating results.

Our business is highly dependent upon the economy and the business environment in China. In particular, our growth strategy is based upon the assumption that demand in China for devices that use semiconductors will continue to grow. Therefore, any slowdown in the growth of consumer demand in China for products that use semiconductors, such as computers, mobile phones or other consumer electronics, could have a serious adverse effect on our business. In addition, our business plan assumes that an increasing number of non- Chinese IDMs, fabless semiconductor companies and systems companies will establish operations in China. Any decline in the rate of migration to China of semiconductor design companies or companies that require semiconductors as components for their products could adversely affect our business and operating results.

Limits placed on exports into China could harm our business and operating results.

The growth of our business depends on the ability of our suppliers to export and our ability to import, into China, equipment, materials, spare parts, process know-how and other technologies and hardware. Any burdensome new restrictions placed on the import and export of these items could adversely impact our growth and substantially harm our business. In particular, the international export control regime led by the United States requires our suppliers and us to obtain licenses to export and import, as applicable, certain of the above items. If we or our suppliers are unable to obtain such licenses in a timely manner, our business and operating results could be adversely affected.

Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results.

The value of the Renminbi is subject to changes in China’s governmental policies and to international economic and political developments. Since 1994, the conversion of Renminbi into foreign currencies, including Hong Kong and U.S. dollars, has been based on rates set by the People’s Bank of China (the “PBOC”), which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates on the world financial markets. The Renminbi to U.S. dollar exchange rate experienced significant volatility prior to 1994, including periods of sharp devaluation. On 21 July 2005, the PBOC announced an adjustment of the exchange rate of the U.S. dollar to Renminbi from 1 : 8.27 to 1 : 8.11 and modified the system by which the exchange rates are determined. The central parity rate of the U.S. dollar to Renminbi was set at 6.0969 on 31 December 2013 compared with 6.2855 on 31 December 2012 by the PBOC. The cumulative appreciation of the Renminbi against the U.S. dollar in 2013 was approximately 3.09%. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a result, the exchange rate may become volatile and the Renminbi may be temporarily devalued again against the U.S. dollar or other currencies, or the Renminbi may be permitted to enter into a full or limited free float, which may result in an appreciation in the value of the Renminbi against the U.S. dollar, any of which could have an adverse effect on our business and operating results.

In the past, financial markets in many Asian countries have experienced severe volatility and, as a result, some Asian currencies have experienced significant devaluation from time to time. The devaluation of some Asian currencies may have the effect of rendering exports from China more expensive and less competitive and therefore place pressure on China’s government to devalue the Renminbi. An appreciation in the value of the Renminbi could have a similar effect. Any devaluation of the Renminbi could result in an increase in volatility of Asian currency and capital markets. Future volatility of Asian financial markets could have an adverse impact on our ability to expand our product sales into Asian markets outside of China.

We receive a portion of our sales in Renminbi, which is currently not a freely convertible currency. For the year ended 31 December 2013, approximately 19.3% of our sales were denominated in Renminbi. While we have used these proceeds for the payment of our Renminbi expenses, we may in the future need to convert these sales into foreign currencies to allow us to purchase imported materials and equipment, particularly as we expect the proportion of our sales to China-based companies to increase in the future. Under China’s existing foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade may be made in foreign currencies without government approval, except for certain procedural requirements. The Chinese government may, however, at its discretion, restrict access in the future to foreign currencies for current account transactions and prohibit us from converting our Renminbi sales into foreign currencies. If this were to occur, we may not be able to meet our foreign currency payment obligations.

China’s legal system embodies uncertainties that could adversely affect our business and operating results.

Since 1979, many new laws and regulations covering general economic matters have been promulgated in China. Despite this activity to develop a legal system, China’s system of laws has not been fully implemented. Even where adequate laws exist, enforcement of existing laws or contracts based on such laws may be uncertain and sporadic, and it may be difficult to obtain swift and equitable enforcement or to obtain enforcement of a judgment of another jurisdiction. The relative inexperience of China’s judiciary system in many cases creates additional uncertainty as to the outcome of any litigation. In addition, interpretation of statutes and regulations may be effected by government policies reflecting domestic political changes.

Our activities in China will be subject to administrative review and approval by various national and local Chinese government agencies. Because of the changes occurring in China’s legal and regulatory structure, we may not be able to timely secure the requisite governmental approval for our activities, which would adversely affect our business and operating results.

Our corporate structure may restrict our ability to receive dividends from, and transfer funds to, our Chinese operating subsidiaries, which could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

We are a Cayman Islands holding company and substantially all of our operations are conducted through our Chinese operating subsidiaries, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”), SMIS and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”). The ability of these subsidiaries to distribute dividends and other payments to us may be restricted by factors that include changes in applicable foreign exchange and other laws and regulations. In particular, under Chinese law, these operating subsidiaries may only pay dividends after 10% of their net profit has been set aside as reserve funds, unless such reserves have reached at least 50% of their respective registered capital. In addition, the profit available for distribution from our Chinese operating subsidiaries is determined in accordance with generally accepted accounting principles in China. This calculation may differ from the one performed in accordance with IFRS. As a result, we may not have sufficient distributions from our Chinese subsidiaries to enable necessary profit distributions to us or any distributions to our shareholders in the future.

Distributions by our Chinese subsidiaries to us may be subject to governmental approval and taxation. Any transfer of funds from us to our Chinese subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our Chinese subsidiaries to directly lend money to one another. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from us to our Chinese subsidiaries. These limitations on the free flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

Risks Relating to the PRC

Certain facts and statistics in this Offering Circular relating to the PRC economy and the semiconductor industry in the PRC derived from published information may contain inaccuracies.

Some of the facts and statistics in this Offering Circular relating to the PRC, the global and PRC economy and semiconductor industry and related industry sectors are derived from various publications and obtained in communications with various agencies that we believe to be reliable. However, we cannot guarantee the quality or reliability of certain source materials. Such facts and statistics have not been independently verified by us or the Managers, and, therefore, neither we nor the Managers make any representation as to the accuracy of such facts and statistics, which may not be consistent with other information compiled within or outside the PRC.

Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice and other problems, the statistics in this Offering Circular relating to the PRC economy and the semiconductor industry and related industry sectors may contain inaccuracies. In all cases, investors should give consideration as to how much weight or importance they should attach to or place on such facts or statistics.

Changes in the economic and political policies of the PRC government could have an adverse effect on overall economic growth in China, which may adversely affect our business.

We conduct most of our business operations in the PRC. Accordingly, our financial condition, results of operations and prospects depend to a significant extent on economic developments in the PRC.

The PRC economy differs from the economies of most developed countries in many respects, including:

•                         extent of government involvement;

•                         level of development;

•                         growth rate;

•                         economic and political structure;

•                         control of foreign exchange;

•                         allocation of resources; and

•                         regulation of capital reinvestment.

While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among the various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy but may also have a negative effect on our operations. For example, our financial condition and operating results may be adversely affected by the PRC government’s control over capital investments or any changes in tax regulations or foreign exchange controls that are applicable to it.

The PRC economy has been transitioning from a planned economy to a more market- orientated economy. Although in recent years the PRC government has implemented measures emphasising the utilisation of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating the development of industries in the PRC by imposing top-down policies. It also exercises significant control over PRC economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. There is no assurance that prospective changes in the PRC’s political, economic and social conditions, laws, regulations and policies will not have a material adverse effect on our existing or future business, results of operations or financial condition.

Lower domestic demand in the PRC could adversely affect our financial condition.

We rely on domestic demand to achieve growth in our revenue. Such demand is materially affected by industrial development, the growth of private consumption and the overall economic growth in China as well as policy support for our target industries and for our financial services. Any deterioration of these industries in China resulting from a global economic downturn or the Chinese government’s macroeconomic measures affecting these industries may have a material adverse impact on our financial performance and prospects. Furthermore, any deterioration in the financial condition of our customers in these industries or any industry-specific difficulties encountered by these customers could affect our business, thereby materially and adversely affecting its business, financial condition, results of operations and prospects.

Furthermore, the global crisis in financial services and credit markets in 2008 caused a slowdown in the growth of the global economy with a corresponding impact on the Chinese economy. While the rate of deterioration of the global economy slowed in the second half of 2009, with some signs of stabilisation and improvement in 2010 and the first half of 2011, macroeconomic events in 2011 such as the tightening of monetary policy by the PRC and other governments and the sovereign debt crisis in Europe may have an adverse effect on the global and the PRC economies resulting in continuing uncertainty for the overall prospects for the global economies in 2012 and beyond. Any slowdown or recession in the Chinese economy may affect our ability to secure new leases and contracts and our ability to obtain sufficient financing, which may in turn have a material adverse effect on our business, results of operations, financial condition and prospects.

Changes to the PRC tax regime could increase the tax liability of the Group.

Our PRC subsidiaries, jointly controlled entities and associates are entitled to certain exemption and reliefs from PRC income tax for a number of years. No assurance can be given that the tax benefits provided to these joint ventures, subsidiaries, jointly owned entities and associates will remain effective or will not change. If the tax advantages offered are abolished or materially reduced, our tax liability in the PRC would be increased accordingly.

On 6 December 2007, the State Council adopted the Implementing Rules of PRC EIT Law, effective as at 1 January 2008, which defines the term “de facto management bodies” as “bodies that substantially carry out comprehensive management and control of the business operations, employees, accounts and assets of enterprises”. Under the PRC EIT Law, an enterprise outside of the PRC whose “de facto management bodies” are located in the PRC is considered a “resident enterprise” and will be subject to a uniform 25% enterprise income tax rate on its global income. In April 2009, the State Administration of Taxation further specified criteria for the determination of the “de facto management bodies” for foreign enterprises, which are controlled by PRC enterprises. If all of these criteria are met, the relevant foreign enterprise controlled by a PRC enterprise will be deemed to have its “de facto management bodies” located in the PRC and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in the PRC, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organisations or personnel in the PRC, (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC, and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC.

We are not currently treated as a PRC resident enterprise by the relevant tax authorities. There is no assurance that we will not be considered a “resident enterprise” under the PRC EIT Law and not be subject to the enterprise income tax rate of 25% on our global income in the future.

Loans and direct investments in PRC Subsidiaries.

Under PRC law, any capital contributions and loans made by us (as a foreign shareholder) to our PRC-incorporated subsidiaries are subject to the relevant PRC regulatory regime. In terms of a foreign shareholder’s loan, the loan made by us to our PRC subsidiaries must be registered with the PRC State Administration of Foreign Exchange (“SAFE”) or any government bureau or agency to which it has delegated this authority. Otherwise, the loans cannot be remitted into the PRC and (if required) converted into Renminbi. In respect of capital contributions made by us to our PRC subsidiaries, we must submit applications to and obtain approvals from the competent foreign investment authority (e.g. MOFCOM or its relevant local branch). Due to the discretionary nature of the approvals and sometimes unpredictable nature of the outcome, we cannot assure that we will be able to register the loans or obtain the approvals in a timely fashion, or at all. If we fail to complete such registration or obtain such approvals, our ability to finance the operations of our PRC subsidiaries and expansion projects may be adversely affected, which in turn could harm our business, results of operations and financial condition.

Our prospects, financial condition and results of operations may be affected by events which are outside our control.

Certain areas in the PRC, including the areas in which we operate, may be prone to infectious diseases such as SARS. Outbreaks of infectious diseases in the past have damaged the regional and national economies in the PRC. Over the past few decades, the PRC has suffered health epidemics related to the outbreak of avian influenza, H1N1 virus and SARS. Any prolonged recurrence of avian influenza, SARS or other adverse public health developments in the PRC could materially and adversely affect domestic consumption, labour supply and, possibly, the overall gross domestic product growth of the PRC. In addition, if any of our employees are affected by any severe communicable disease, it could adversely affect or disrupt production levels and operations at the relevant plants and materially and adversely affect our business, financial condition and results of operations, which may also involve a closure of our facilities to prevent the spread of the disease. The spread of any severe communicable disease in the PRC may also affect the operations of our customers and suppliers, which could materially and adversely affect our business, financial condition, and results of operations.

Natural disasters such as earthquakes, floods, severe weather conditions or other catastrophic events may severely affect us or our customers. For example, in May 2008, Sichuan Province experienced a strong earthquake, measuring approximately 8.0 on the Richter scale, which caused widespread damage and casualties. In March 2011, an earthquake measuring approximately 9.0 on the Richter scale occurred in Japan causing widespread damage such as radiation leakage from the damaged Fukushima nuclear plant. The risk of radiation exposure has affected Japan and certain parts of the region including the PRC. These natural disasters and consequential damages caused by such events could cause a material economic downturn in the region and may have an adverse effect on our business prospects, financial condition and results of operations.

Similarly, war, terrorist activity, threats of war or terrorist activity, social unrest and the corresponding heightened travel security measures instituted in response to such events, as well as geopolitical uncertainty and international conflict and tension may have an adverse effect. In addition, we may not be adequately prepared in terms of contingency planning or have recovery capabilities in place to deal with a major incident or crisis. As a result, our continuity of operation may be adversely affected and our reputation seriously harmed.

Interpretation and enforcement of laws in the PRC may involve uncertainties.

Our core business is conducted in the PRC and therefore substantially all of our operations are located in the PRC. Our business operations are regulated primarily by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law systems, past court judgments in the PRC have limited precedential value and may be cited only for reference. Furthermore, PRC written statutes often require detailed interpretations by courts and enforcement bodies for their application and enforcement. Since 1979, the PRC Government has been committed to developing and refining its legal system and has achieved significant progress in the development of its laws and regulations governing business and commercial matters, such as in foreign investment, company organisation and management, commercial transactions, tax and trade. The promulgation of changes to existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and prospects. In addition, as these laws and regulations are still evolving and because of the limited number and non- binding nature of published cases. The interpretation of PRC laws may be subject to political and policy changes.

PRC Labour Contract Law may result in increased labour costs.

On 29 June 2007, the PRC Government enacted the New Labour Contract Law, which became effective on 1 January 2008. The New Labour Contract Law establishes additional restrictions and increases the cost to employers upon termination of employees, including specific provisions related to fixed-term employment contracts, temporary employment, probation, consultation with the labour union and employee general assembly, employment without a contract, dismissal of employees, compensation upon termination and overtime work, and collective bargaining. According to the New Labour Contract Law, an employer is obligated to sign an unlimited term labour contract with an employee if the employer continues to employ the employee after two consecutive fixed term labour contracts. The employer must also pay compensation to employees if the employer terminates an unlimited term labour contract. Unless an employee refuses to extend an expired labour contract with fixed term, compensation is also required when the labour contract expires and the employer does not extend the labour contract with the employee under the same terms or better terms than those in the original contract. Further, under the Regulations on Paid Annual Leave for Employees, which became effective on 1 January 2008, employees who have served more than one year with an employer are entitled to a paid vacation ranging from five to 15 days, depending on their length of service. Employees who waive such vacation time at the request of employers shall be compensated at three times their normal salaries for each waived vacation day. As a result of these protective labour measures or any additional future measures, our labour costs may increase. We cannot give assurance that any disputes, work stoppages or strikes will not arise in the future.

PRC Anti-Monopoly Law may involve uncertainties and result in fines and penalties.

The PRC Anti-Monopoly Law, which attempts to prevent monopolistic activities and protect fair competition in the PRC, became effective on 1 August 2008. It prohibits business entities (including us and the Group) from engaging in monopolistic behaviour, entering into monopolistic agreements, abusing a dominant market position or pursuing consolidations, which exclude, restrict or potentially inhibits competition. The PRC Anti- Monopoly Law does not prohibit any business entity from increasing its market share to achieve or maintain a dominant market position through fair competition, nor does it set limits on the market share that any one entity can achieve or maintain in the PRC.

Under the PRC Anti-Monopoly Law, an entity that enters into monopolistic agreements or abuses its dominant market position may be subject to penalties, including confiscation of illegal gains and fines ranging from 1% to 10% of its revenue for the preceding year. If an entity pursues an illegal consolidation, it may be forced to terminate the consolidation, divest its shares and assets or businesses within a limited period or otherwise unwind the consolidation. The operating flexibility of our PRC subsidiaries and our business expansion through a merger with or acquisition of other competitors may be subject to strict examination and approval by MOFCOM, which is the main authority in charge of reviewing anti-monopoly issues related to business combinations. As the PRC Anti-Monopoly Law has only come into effect recently and has not been fully interpreted and implemented, its effect on our business is not yet known and we cannot give assurances that the relevant authorities will not interpret the law in such a manner or announce specific rules such that the implementation of the PRC Anti- Monopoly Law will affect our business in general or will contradict the PRC Government’s existing policies. In the event of non- compliance with the PRC Anti-Monopoly Law, we may be subject to substantial fines and other penalties. In the event of these circumstances, our business model and revenues may be adversely affected.

Risks Relating to the Bonds

The Bonds are unsecured obligations.

The Bonds constitute direct, unconditional, unsubordinated and (subject to “Terms and Conditions of the Bonds — Negative Pledge”) unsecured obligations of the Issuer ranking pari passu and rateably, without any preference among themselves. The payment obligations of the Issuer under the Bonds rank equally with all its other existing and future unsecured and unsubordinated obligations, save for such obligations that may be preferred by provisions of law that are mandatory and of general application. The repayment of the Bonds may be compromised if:

•                         the Group enters into bankruptcy, liquidation, rehabilitation or other winding-up proceedings;

•                         there is a default in payment under the Group’s future secured indebtedness or other unsecured indebtedness; or

•                         there is an acceleration of any of the Group’s indebtedness.

If any of the above events occurs, the Group’s assets may not be sufficient to pay amounts due on the Bonds.

The Bonds will have limited liquidity and the transfer of the Bonds will be restricted.

No public market exists for the Bonds. There is no current intention to list the Bonds other than on the SGX-ST. If any of the Bonds are traded after the initial issue, they may trade at a discount or premium from their initial offering price, depending on prevailing interest rates, the market for similar Bonds and other factors, including general economic conditions and the financial condition, performance and prospects of the Issuer. No assurance can be given as to the future price level of the Bonds after their initial issue.

The Issuer has not registered the Bonds under the Securities Act or other securities laws. Unless and until the Bonds have been registered, they may not be offered or sold except in transactions that are exempt from the registration requirements of the Securities Act. The Bonds will not be freely tradable absent registration or an exemption from registration.

The Bonds contain provisions regarding modification, waivers and substitution, which could affect the rights of Bondholders.

The Trust Deed contains provisions for calling meetings of Bondholders to consider matters affecting their interests generally. These provisions permit defined majorities to bind all holders of Bonds, including holders of Bonds who did not attend and vote at the relevant meeting and holders of Bonds who voted in a manner contrary to the majority. In addition, an Extraordinary Resolution (as defined in the “Terms and Conditions of the Bonds”) in writing signed by or on behalf of the holders of not less than 90% of the aggregate principal amount of Bonds outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of holder of Bonds duly convened and held. The Conditions also provide that the Trustee may, without the consent of holders of Bonds, subject as provided in the Conditions and the Trust Deed, agree to effect any modification to, or any waiver of the Conditions or the Trust Deed, if to do so is not the opinion of the Trustee materially prejudicial to the interests of the Bondholders or is in the opinion of the Trustee of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of law. Any such modification, authorisation or waiver shall be binding on the holders of Bonds.

The Bonds may not be a suitable investment for all investors.

Each potential investor in the Bonds must determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:

•                         have sufficient knowledge and experience to make a meaningful evaluation of the Bonds and the merits and risks of investing in the Bonds and the information contained in this Offering Circular;

•                         have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Bonds and the impact such investment will have on its overall investment portfolio;

•                         understand thoroughly the terms of the Bonds; and

•                         be able to evaluate (either alone or with the help of a financial advisor) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.

Bondholders may be subject to risks presented by fluctuations in exchange rates between U.S. dollar and other currencies.

The value of the U.S. dollar against other foreign currencies fluctuates and is affected by changes in the international political and economic conditions and by many other factors. The Issuer will make all payments of interest and principal with respect to the Bonds in U.S. dollar. As a result, the value of these U.S. dollar payments may vary with the prevailing exchange rates in the marketplace. If the value of the U.S. dollar depreciates against other foreign currencies, the value of a bondholder’s investment in U.S. dollar or other applicable foreign currency terms will decline.

The Trustee may request Bondholders to provide an indemnity and/or security and/or prefunding to its satisfaction.

In certain circumstances, the Trustee may (at its sole discretion) request Bondholders to provide an indemnity and/or security and/or prefunding to its satisfaction before it takes actions on behalf of Bondholders. The Trustee shall not be obliged to take any such actions if not indemnified and/or secured and/or prefunded to its satisfaction. Negotiating and agreeing to an indemnity and/or security and/or prefunding can be a lengthy process and may impact on when such actions can be taken. The Trustee may not be able to take actions, notwithstanding the provision of an indemnity and/or security and/or prefunding to it, in breach of the terms of the Trust Deed or in circumstances where there is uncertainty or dispute as to the applicable laws or regulations and, to the extent permitted by the Trust Deed and the Conditions and applicable laws and regulations, it will be for the Bondholders to take such actions directly.

There is no existing public market for the Bonds.

The Bonds are a new issue of securities for which there is currently no established trading market when issued, and one may never develop. Approval in-principle has been obtained for the listing and quotation of the Bonds on the SGX-ST. However, there can be no assurance that the Issuer will be able to maintain such a listing or that, if listed, a trading market will develop for the Bonds on the SGX-ST. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Bonds easily or at prices that will provide them with a yield comparable to similar investments that have a developed secondary market. Illiquidity may have an adverse effect on the market value of Bonds.

If an active trading market were to develop, the Bonds could trade at a price that may be lower than the initial offering price of the Bonds. Whether or not the Bonds will trade at lower prices depends on many factors, including:

•                         prevailing interest rates and the market for similar securities;

•                         general economic, market and political conditions;

•                         the Issuer’s financial condition, financial performance and future prospects;

•                         the publication of earnings estimates or other research reports and speculation in the press or investment community in relation to the Issuer; and

•                         changes in the industry and competition affecting the Issuer.

The risks described above do not necessarily comprise all those faced by the Group and are not intended to be presented in any assumed order of priority.

The investment referred to in this Offering Circular may not be suitable for all of its recipients. Investors are accordingly advised to consult an investment advisor before making a decision to subscribe for the Bonds.

The Bonds may be issued with original issue discount for U.S. federal income tax purposes.

The Bonds may be treated as having been issued with original issue discount for U.S. federal income tax purposes. Accordingly, a U.S. Holder (as defined in “Taxation — U.S. Federal Income Taxation”) may, in addition to the stated interest on the Bonds, be required to include such original issue discount in gross income as it accrues, in advance of the receipt of cash. See “Taxation — U.S. Federal Income Taxation.”

USE OF PROCEEDS

We estimate that the net proceeds (net of fees, commissions and expenses) from the sale of the Bonds will be approximately US$491 million.

We intend to use the net proceeds for debt repayment and the remainder for capital expenditure in relation to capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general purposes.

The foregoing represents our current intentions to use and allocate the proceeds of the Bonds based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the proceeds from the issuance of the Bonds. If an unforeseen event occurs or business conditions change, we may use the proceeds from the issuance of the Bonds differently than as described in this Offering Circular.

CAPITALISATION

The following table sets forth the Issuer’s consolidated capitalisation and indebtedness as at 30 June 2014 and as adjusted basis to give effect to the issue of the bonds. This table should be read in conjunction with the Issuer’s consolidated financial statements and the accompanying notes, which are included elsewhere in this Offering Circular.

	As at 30 June 2014
	Actual	As adjusted
	(US$’000)	(US$’000)
Borrowings — current	365,269	365,269
Long term borrowings
Borrowings — non-current	430,520	430,520
Convertible bonds	352,317	352,317
Bonds to be issued	—	500,000
Total Long term borrowings	782,837	1,282,837
Equity
Ordinary shares	13,933	13,933
Share premium	4,296,190	4,296,190
Reserves	87,004	87,004
Accumulated deficit	(1,616,797)	(1,616,797)
Non-controlling interests	108,715	108,715
Total equity	2,889,045	2,889,045
Total capitalisation(1)	3,671,882	4,171,882

Note:

(1)                 Total capitalisation is defined to be the sum of total equity and long term borrowings.

Except as otherwise disclosed herein there has been no material change in the consolidated capitalisation and indebtedness of the Issuer since 30 June 2014.

EXCHANGE RATE INFORMATION

THE PRC

The PBOC, the central bank of the PRC, sets and publishes daily a central parity exchange rate with reference primarily to the supply and demand of the Renminbi against a basket of currencies in the market during the previous day. The PBOC also takes into account other factors, such as the general conditions existing in the international foreign exchange markets. Since 1994, the conversion of the Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, has been based on rates set by the PBOC, which are set daily based on the previous day’s interbank foreign exchange market rates and current exchange rates in the world financial markets. From 1994 to 20 July 2005, the official exchange rate for the conversion of the Renminbi to U.S. dollars was generally stable. Although PRC governmental policies were introduced in 1996 to reduce restrictions on the convertibility of the Renminbi into foreign currency for current account items, conversion of the Renminbi into foreign exchange for capital items, such as foreign direct investment, loans or securities, requires the approval of SAFE and other relevant authorities. On 21 July 2005, the PRC government introduced a managed floating exchange rate system to allow the value of the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of currencies. On the same day, the value of the Renminbi appreciated by 2% against the U.S. dollar. The PRC government has since made and in the future may make further adjustments to the exchange rate system. The PBOC announces the closing price of a foreign currency traded against the Renminbi in the inter-bank foreign exchange market after the closing of the market on each working day and makes it the central parity for the trading against the Renminbi on the following working day. In May 2007, the PBOC increased the floating band for the trading prices in the inter-bank foreign exchange market of the Renminbi against the U.S. dollar from 0.3% to 0.5% around the central parity rate. This allows the Renminbi to fluctuate against the U.S. dollar by up to 0.5% above or below the central parity rate published by the PBOC. Effective 16 April 2012, this trading band has been widened to 1%, which allows the Renminbi to fluctuate against the U.S. dollar by up to 1% above or below the central parity rate published by the PBOC.

The following table sets forth the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for the periods prior to 1 September 2014 :

	Noon Buying Rate (RMB per US$1.00)
	Low	Average(1)	High	Period end
2007	7.2946	7.5806	7.8127	7.2946
2008	6.7800	6.9193	7.2946	6.8225
2009	6.8176	6.8295	6.8470	6.8259
2010	6.6000	6.7539	6.8330	6.6000
2011	6.2939	6.4619	6.6364	6.2939
2012	6.2221	6.3088	6.3879	6.2301
2013	6.0602	6.1476	6.2448	6.0617
2014
January	6.0395	6.0512	6.0600	6.0600
February	6.0600	6.0807	6.1718	6.1448
March	6.0995	6.1729	6.2321	6.2164
April	6.1851	6.2246	6.2669	6.2591
May	6.2179	6.2382	6.2623	6.2471
June	6.2036	6.2306	6.2548	6.2036
July	6.1712	6.1987	6.2115	6.1737
August	6.1395	6.1538	6.1793	6.1430

Note:

(1)                 Determined by averaging the daily rates during that period.

Hong Kong

The Hong Kong dollar is freely convertible into other currencies, including the U.S. dollar. Since 17 October 1983, the Hong Kong dollar has been linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The Basic Law of Hong Kong (the “Basic Law”), which came into effect on 1 July 1997, provides that no foreign exchange control policies shall be applied in Hong Kong. The market exchange rate of the Hong Kong dollar against the U.S. dollar continues to be determined by the forces of supply and demand in the foreign exchange market within a boundary. However, against the background of the fixed rate which applies to the issue of the Hong Kong currency in the form of banknotes, as described above, the market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. In May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has indicated its intention to maintain the link within that rate range. The Hong Kong government has also stated that it has no intention of imposing exchange controls in Hong Kong and that the HK dollar will remain freely convertible into other currencies, including the U.S. dollar. However, no assurance can be given that the Hong Kong dollar will continue to be linked to the U.S. dollar or at all.

The following table sets forth the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for the periods prior to 1 September 2014 :

	Exchange Rate (HK$ per US$1.00)
	Low	Average(1)	High	Period end
2007	7.7497	7.8008	7.8289	7.7984
2008	7.7497	7.7814	7.8159	7.7499
2009	7.7495	7.7513	7.7618	7.7536
2010	7.7501	7.7692	7.8040	7.7810
2011	7.7631	7.7838	7.8068	7.7661
2012	7.7493	7.7566	7.7699	7.7507
2013	7.7509	7.7564	7.7664	7.7538
2014
January	7.7530	7.7573	7.7676	7.7632
February	7.7538	7.7582	7.7673	7.7601
March	7.7555	7.7613	7.7672	7.7565
April	7.7514	7.7539	7.7577	7.7525
May	7.7509	7.7522	7.7542	7.7565
June	7.7503	7.7514	7.7526	7.7503
July	7.7497	7.7500	7.7515	7.7498
August	7.7495	7.7503	7.7515	7.7500

Note:

(1)                 Determined by averaging the daily rates during that period.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The summary financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

The selected financial information presented below as at and for the years ended 31 December 2011, 2012 and 2013 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with the Issuer’s published audited consolidated financial statements as at and for the years ended 31 December 2011, 2012 and 2013, which have been audited by Deloitte Touche Tohmatsu and included in this Offering Circular.

The selected financial information presented below as at and for the six months ended 30 June 2013 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with the Issuer’s unaudited condensed consolidated financial statements as at and for the six months ended 30 June 2013, which have been included in this Offering Circular.

The selected financial information presented below as at and for the six months ended 30 June 2014 have been prepared in accordance with IFRS and are derived from, and should be read in conjunction with the Issuer’s unaudited condensed consolidated financial statements as at and for the six months ended 30 June 2014, which have been included in this Offering Circular.

Results for interim periods are not indicative of results for the full year. The information set out below should be read in conjunction with the relevant consolidated financial statements of the Issuer, including the notes thereto, which are set out in this Offering Circular.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

				For the six months ended
	For the year ended 31 December			30 June
	2011	2012	2013	2013	2014
	(in US$ thousands, except for earnings per share)
				(unaudited)
Revenue	1,319,466	1,701,598	2,068,964	1,042,911	962,427
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)	(809,396)	(723,256)
Gross profit	101,941	348,763	438,436	233,515	239,171
Research and development expenses	(191,473)	(193,569)	(145,314)	(61,494)	(81,733)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)	(18,029)	(18,726)
General and administration expenses	(57,435)	(107,313)	(138,167)	(76,839)	(58,721)
Other operating income (expense)	(11,190)	19,117	67,870	53,300	7,786
Profit (loss) from operations	(190,716)	35,513	187,087	130,453	87,777
Interest income	4,724	5,390	5,888	2,288	4,859
Finance costs	(21,903)	(39,460)	(34,392)	(19,930)	(12,861)
Foreign exchange gains or losses	17,589	3,895	13,726	5,094	(14,454)
Other gains or losses, net	6,709	6,398	4,010	(240)	10,711
Share of profits of associates	4,479	1,703	2,278	1,223	1,451
Profit (loss) before tax	(179,118)	13,439	178,597	118,888	77,483
Income tax (expense) benefit	(82,503)	9,102	(4,130)	(3,046)	(1,361)
Profit (loss) for the year/period from continuing operations	(261,621)	22,541	174,467	115,842	76,122
Discontinued operations
Profit for the year/period from discontinued operations	14,741	—	—	—	—
Profit (loss) for the year/period	(246,880)	22,541	174,467	115,842	76,122
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statement of foreign operations	4,938	70	731	321	(1,953)
Total comprehensive income (expense) for the year/period	(241,942)	22,611	175,198	116,163	74,169
Profit (loss) for the year/period attributable to:
Owners of the Company	(246,817)	22,771	173,177	116,005	77,062
Non-controlling interests	(63)	(230)	1,290	(163)	(940)
	(246,880)	22,541	174,467	115,842	76,122
Total comprehensive income (expense) for the year/period attributable to:
Owners of the Company	(241,879)	22,841	173,908	116,326	75,109
Non-controlling interests	(63)	(230)	1,290	(163)	(940)
	(241,942)	22,611	175,198	116,163	74,169
Earnings (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00
From continuing operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As at 31 December			As at 30 June
	2011	2012	2013	2013	2014
	(in US$ thousands)
				(unaudited)
Assets
Non-current assets
Property, plant and equipment	2,516,578	2,385,435	2,528,834	2,523,893	2,515,105
Prepaid land use right	77,231	73,962	136,725	124,818	136,623
Intangible assets	179,279	235,378	215,265	228,898	198,952
Investments in associates	15,856	21,636	29,200	23,189	30,820
Deferred tax assets	31,787	43,380	43,890	43,802	44,161
Other assets	45,685	43,382	6,237	37,926	7,228
Total non-current assets	2,866,416	2,803,173	2,960,151	2,982,526	2,932,889
Current assets
Inventories	207,308	295,728	286,251	308,328	319,089
Prepaid operating expenses	52,805	46,986	43,945	57,231	42,261
Trade and other receivables	200,905	328,211	379,361	472,426	458,765
Other financial assets	1,973	18,730	240,311	2,881	358,417
Restricted cash	136,907	217,603	147,625	214,430	181,573
Cash and bank balances	261,615	358,490	462,483	262,955	573,332
	861,513	1,265,748	1,559,976	1,318,251	1,933,437
Assets classified as held-for-sale	—	4,239	3,265	922	1,543
Total current assets	861,513	1,269,987	1,563,241	1,319,173	1,934,980
Total assets	3,727,929	4,073,160	4,523,392	4,301,699	4,867,869
Equity and liabilities
Capital and reserves
Ordinary shares US$0.0004 par value, 50,000,000,000 shares authorised, 27,487,676,065, 32,000,139,623 and 32,112,307,101 shares issued and outstanding at 31 December 31 2011, 2012 and 2013, respectively. 32,075,631,400 and 34,831,860,338 shares issued and outstanding at 30 June 2013 and 2014, respectively	10,995	12,800	12,845	12,830	13,933
Convertible preferred shares, US$0.0004 par value, 5,000,000,000 shares authorised, 445,545,911, nil and nil shares issued and outstanding at 31 December 2011, 2012 and 2013, respectively. Nil and nil shares issued and outstanding at 30 June 2013 and 2014 respectively	178	—	—	—	—
Share premium	4,082,135	4,083,588	4,089,846	4,088,071	4,296,190
Reserves	41,315	46,148	74,940	53,079	87,004
Accumulated deficit	(1,889,807)	(1,867,036)	(1,693,859)	(1,751,031)	(1,616,797)
Equity attributable to owners of the Company	2,244,816	2,275,500	2,483,772	2,402,949	2,780,330
Non-controlling interests	1,182	952	109, 410	789	108,715
Total equity	2,245,998	2,276,452	2,593,182	2,403,738	2,889,045

	As at 31 December			As at 30 June
	2011	2012	2013	2013	2014
	(in US$ thousands)
				(unaudited)
Liabilities
Non-current liabilities
Borrowings	72,361	528,612	600,975	474,692	430,520
Convertible bonds	—	—	180,563	—	352,317
Deferred tax liabilities	1,333	440	167	257	122
Deferred government funding	125,335	150,347	209,968	174,876	192,325
Promissory notes	28,560	—	—	—	—
Long-term financial liabilities	3,018	4,223	—	4,989	—
Other liabilities	—	5,000	—	—	—
Total non-current liabilities	230,607	688,622	991,673	654,814	975,284
Current liabilities
Trade and other payables	375,748	423,952	393,890	537,003	474,268
Borrowings	798,782	567,803	390,547	586,425	365,269
Deferred government funding	—	—	—	—	31,484
Accrued liabilities	45,674	84,611	153,942	104,678	132,273
Promissory notes	29,374	29,374	—	14,791	—
Other financial liabilities	1,683	25	—	107	—
Current tax liabilities	63	2,321	158	143	246
Total current liabilities	1,251,324	1,108,086	938,537	1,243,147	1,003,540
Total liabilities	1,481,931	1,796,708	1,930,210	1,897,961	1,978,824
Total equity and liabilities	3,727,929	4,073,160	4,523,392	4,301,699	4,867,869

CONSOLIDATED STATEMENTS OF CASH FLOWS

				For the six months ended
	For the year ended 31 December			30 June
	2011	2012	2013	2013	2014
	(in US$ thousands)
				(unaudited)
Profit (loss) for the year/period	(246,880)	22,541	174,467	115,842	76,122
Non-cash adjustment to reconcile profit (loss) to net operating cash:
Depreciation and amortization	551,857	566,899	546,910	271,464	275,334
Net cash from operating activities	379,368	435,166	738,016	262,998	278,674
Payments for property, plant and equipment	(931,574)	(400,291)	(650,160)	(311,140)	(227,246)
Net cash used in investing activities	(903,641)	(522,277)	(807,467)	(325,187)	(355,334)
Net cash from (used in) financing activities	268,855	184,101	173,458	(33,336)	188,832
Net increase (decrease) in cash and bank balances	(255,418)	96,990	104,007	(95,525)	112,172

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, selected consolidated financial data and interim condensed consolidated financial statements, in each case together with their accompanying notes, included elsewhere in this Offering Circular.

This section includes forward-looking statements that involve risks and uncertainties. Other than statements of historical facts, all statements included in this section that address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. These statements are based on assumptions and analyses we made in light of experience, together with our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate under the circumstances.

Unless the context otherwise requires, references to “2011”, “2012” and “2013” in this Offering Circular are to our financial years ended 31 December 2011, 2012 and 2013, respectively.

Overview

We are one of the leading semiconductor foundries in the world and the largest foundry in the PRC by revenue and capacity. We are also the most technologically advanced foundry in the PRC, providing IC foundry and technology services from 0.35- micron down to 28-nanometer.

Our operations are primarily based in China. In 2013 we achieved total sales of US$2,069 million, compared to US$1,701.6 million in 2012. We recorded annual profit of US$174.5 million and generated US$738.0 million in cash from operating activities in 2013, compared to annual profit of US$22.5 million and US$435.2 million in cash from operating activities in 2012. Our sales were US$962.4 million for the six months ended 30 June 2014, compared to US$1,042.9 million for the six months ended 30 June 2013. We recorded profit of US$76.1 million and generated US$278.7 million in cash from operating activities for the six months ended 30 June 2014, compared to profit of US$115.8 million and US$263.0 million in cash from operating activities for the six months ended 30 June 2013.

The major factors affecting our results of operations and financial condition are discussed below.

Factors that Impact Our Results of Operations

Cyclicality of the Semiconductor Industry

The semiconductor industry is highly cyclical due mainly to the cyclicality of demand in the markets of the products that use semiconductors. As these markets fluctuate, the semiconductor market also fluctuates. This fluctuation in the semiconductor market is exacerbated by the tendency of semiconductor companies, including foundries, to make capital investments in plant and equipment during periods of high demand since it may require several years to plan, construct and commence operations at a fab. Absent sustained growth in demand, this increase in capacity often leads to overcapacity in the semiconductor market, which in the past has led to a significant underutilisation of capacity and a sharp drop in semiconductor prices. The semiconductor industry is generally slow to react to declines in demand due to its capital-intensive nature and the need to make commitments for equipment purchases well in advance of the planned expansion. See “Risk Factors — Risks Related to Our Financial Condition and Business.”

Substantial Capital Expenditures

The semiconductor foundry industry is characterised by substantial capital expenditures. This is particularly true for our Company as we have recently constructed and equipped fabs and are continuing to construct and equip new fabs. In connection with the construction and ramp-up of our capacity, we incurred capital expenditures of US$765 million, US$499 million and US$770 million in 2011, 2012 and 2013, respectively. We depreciate our manufacturing machinery and equipment on a straight-line basis over an estimated useful life of five to seven years. We recorded depreciation of US$518.8 million, US$531.8 million and US$501.9 million in 2011, 2012 and 2013, respectively.

The semiconductor industry is also characterised by rapid changes in technology, frequently resulting in obsolescence of process technologies and products. As a result, our research and development efforts are essential to our overall success. We spent US$191.5 million in 2011, US$193.6 million in 2012 and US$145.3 million in 2013 on research and development expenses, which represented 14.5%, 11.4% and 7.0%, respectively, of our sales for 2011, 2012 and 2013. Our research and development costs are partially offset by related government fundings and include the costs associated with the ramp-up of a new wafer facility.

We currently expect that our capital expenditures in 2014 for foundry operations will be approximately US$1.1 billion, subject to adjustment based on market conditions, which is an increase from US$880 million disclosed in our 2013 Form 20-F. We estimate that these capital expenditures will be used for (i) SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by the other shareholders of SMNC; (ii) the acquisition of used equipment for our Shenzhen 8-inch fab, (iii) the product-mix change including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab and (iv) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. In addition, we also budgeted approximately US$110 million in 2014 for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. Our actual expenditures may differ from our planned expenditures for a variety of reasons, including changes in our business plan, our process technology, market conditions, equipment prices or customer requirements. We will monitor the global economy, the semiconductor industry, the demands of our customers and our cash flow from operations, and will adjust our capital expenditures plans as necessary.

Capacity Expansion

We have expanded, and plan to continue to expand, our capacity through internal growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We have increased our existing 8-inch capacities from 126,000 wafers per month in 2013 to 135,000 wafers per month in the first half of 2014 and increased the capacity of our Shanghai 12-inch facility from 12,000 12-inch wafers per month in 2013 to 14,000 12-inch wafers per month in the first half of 2014.

Pricing

We price our foundry services on either a per wafer or a per die basis, taking into account the complexity of the technology, the prevailing market conditions, the order size, the cycle time, the strength and history of our relationship with the customer, and our capacity utilisation. Since a majority of our costs and expenses are fixed or semi-fixed, fluctuations in the average selling prices of semiconductor wafers have historically had a substantial impact on our margins. The average selling price of the wafers we shipped increased from US$767 per wafer in 2012 to US$804 per wafer in 2013.

Change in Process Mix and Technology Migration

Because the price of wafers processed with different technologies varies significantly, the mix of wafers that we produce is among the primary factors that affect our sales and profitability. The value of a wafer is determined principally by the complexity of the process technology used to fabricate the wafer. In addition, production of devices with higher levels of functionality and greater system-level integration requires more fabrication steps, and these devices generally sell for higher prices.

Prices for wafers of a given level of technology generally decline over the relevant process technology life cycle. As a result, we are continuously in the process of developing and acquiring more advanced process technologies and migrating our customers to use such technologies to maintain or improve our profit margins. This technology migration requires continuous investment in research and development and technology-related acquisitions, and we may spend a substantial amount of capital on upgrading our technologies.

Capacity Utilisation Rates

Operations at or near full capacity utilisation have a significant positive effect on our profitability because a substantial percentage of our cost of sales is of a fixed or semi-fixed nature. If we increase our utilisation rates, the number of wafers we fabricate will increase, and therefore our average fixed costs per wafer will decrease. Therefore, our capacity utilisation rates have a significant effect on our margins. Our capacity utilisation rates have varied from period to period mainly due to the mix of wafers produced and fluctuations in customer orders. Our capacity utilisation rate was 68.9% in 2011, 88.3% in 2012 and 90.7% in 2013. Factors affecting capacity utilisation rates are the overall industry conditions, the level of customer orders, the complexity of the wafers and of the mix of wafers produced, mechanical failures and other operational disruptions such as the expansion of capacity or the relocation of equipment, and our ability to manage the production facilities and product flows efficiently.

Our capacity is determined by us based on the capacity ratings for each piece of equipment, as specified by the manufacturers of such equipment, adjusted for, among other factors, actual output during uninterrupted trial runs, expected down time due to set up for production runs and maintenance, and expected product mix. Because these factors include subjective elements, our measurement of capacity utilisation rates may not be comparable to those of our competitors.

Yield Rates

Yield per wafer is the ratio of the number of functional dies on that wafer to the maximum number of dies that can be produced on that wafer. We continuously upgrade the process technologies that we use. At the beginning of each technology migration, the yield utilising the new technology is generally lower, sometimes substantially lower, than the yield under the then-current technology. This is because it requires time to stabilize, optimise and test a new process technology. We do not ship wafers to a customer until we have achieved that customer’s minimum yield requirements. Yield is generally improved through the expertise and cooperation of our research and development personnel, process engineers, and equipment suppliers.

Critical Accounting Policies

We prepare our financial statements in conformity with IFRS, which requires us to make judgments, estimates and assumptions. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their applications and require us to make significant accounting estimates. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this Offering Circular.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realisable value (“NRV”), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. We estimate the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, we record a write-down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

We assess the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that we consider in deciding when to perform an impairment review include, but are not limited to, significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. Currently we are not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilisations, may have a material adverse effect on our net income.

We make subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. We measure the recoverability of assets that will continue to be used in our operations by comparing the carrying value of CGU to our estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, we have entered into technology transfer and technology license arrangements with third parties in an attempt to advance our process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. We routinely review the remaining estimated useful lives of these intangible assets and deferred costs. We also evaluate these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, we will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to our option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. We estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. We use projected volatility rates based upon our historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Taxes

As an exempted company incorporated in the Cayman Islands, we are not subject to taxation in the Cayman Islands. Our subsidiaries are subject to their respective jurisdictions’ income tax laws, including the PRC, Japan, the United States, Taiwan and Europe. Our income tax obligations in the periods under review have been minimal.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. We established provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of us.

Deferred tax assets are recognised for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognised, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

A deferred tax asset of US$0.4 million and nil has been recognised in our consolidated statement of financial position as at 31 December 2012 and 2013, respectively, in relation to unused tax losses. The realisability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognised in profit or loss for the period in which such a reversal takes place.

Fair value measurements and valuation processes

Some of our assets and liabilities are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, we use market-observable data to the extent it is available. Where such market-observable data is not available, we engage third party qualified appraisers to perform the valuation. We use valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments.

Impairment of trade and other receivable

We assess at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, we consider factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, we take into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise.

Recent Accounting Pronouncements

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets. IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition. The key requirements of IFRS 9 are set forth below.

All recognised financial assets that are within the scope of International Accounting Standards (‘‘IAS’’) 39 Financial instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

We anticipate that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of our financial assets (e.g., our equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS 10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•                         obtain funds from one or more investors for the purpose of providing them with professional investment management services;

•                         commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both; and

•                         measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As at 30 June 2014, we did not anticipate that the investment entities amendments would have any effect on our consolidated financial statements as we were not an investment entity.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of “currently has a legally enforceable right of set-off” and “simultaneous realisation and settlement”.

We do not anticipate that the application of these amendments to IAS 32 will have a significant impact on our consolidated financial statements as we currently do not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (“CGU”) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal. We do not anticipate that the application of these amendments to IAS 36 will have a significant impact on our consolidated financial statements.

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances. The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness. We do not anticipate that the application of these amendments to IAS 39 will have any effect on our consolidated financial statements as we currently do not have any derivatives that are subject to novation.

IFRIC — Interpretation (“Int 21”) Levies

IFRIC — Int 21 Levies addresses the issue of when to recognise a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

We anticipate that the application of IFRIC — Int 21 will have no effect on the Company’s consolidated financial statements as we do not have any levy arrangements.

Incentives from the Chinese Government

The chart below sets forth a brief summary of the material incentives received by our Chinese subsidiaries as qualified integrated circuit production enterprises (“ICPE”) from the Chinese government. Our Shanghai, Beijing, and Tianjin subsidiaries are qualified as ICPEs under the Integrated Circuit Policies. Under these policies, ICPEs whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to the benefits listed below. For a more detailed discussion of these incentives, see “PRC Regulation”.

Incentive	SMIS, SMIB and SMIT

Preferential Enterprise Income Tax Policies	Five-year full exemption and five-year 50% reduction upon approval from the local tax bureau

Preferential Customs Duties and Import-related Value- added Tax (“VAT”) Policies	Exemption from customs duties and imported-related VAT with respect to its qualified spare parts, and raw materials pursuant to the tax-exemption categories

Operating Results

The following table sets forth a summary of our consolidated results of operations for the periods indicated. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

				For the six months ended
	For the year ended 31 December			30 June
	2011	2012	2013	2013	2014
	(in US$ thousands, except for earnings per share)
				(unaudited)
Revenue	1,319,466	1,701,598	2,068,964	1,042,911	962,427
Cost of sales	(1,217,525)	(1,352,835)	(1,630,528)	(809,396)	(723,256)
Gross profit	101,941	348,763	438,436	233,515	239,171
Research and development expenses	(191,473)	(193,569)	(145,314)	(61,494)	(81,733)
Sales and marketing expenses	(32,559)	(31,485)	(35,738)	(18,029)	(18,726)
General and administration expenses	(57,435)	(107,313)	(138,167)	(76,839)	(58,721)
Other operating income (expense)	(11,190)	19,117	67,870	53,300	7,786
Profit (loss) from operations	(190,716)	35,513	187,087	130,453	87,777
Interest income	4,724	5,390	5,888	2,288	4,859
Finance costs	(21,903)	(39,460)	(34,392)	(19,930)	(12,861)
Foreign exchange gains or losses	17,589	3,895	13,726	5,094	(14,454)
Other gains or losses	6,709	6,398	4,010	(240)	10,711
Share of profits of associates	4,479	1,703	2,278	1,223	1,451
Profit (loss) before tax	(179,118)	13,439	178,597	118,888	77,483
Income tax benefit (expense)	(82,503)	9,102	(4,130)	(3,046)	(1,361)
Profit (loss) for the year/period from continuing operations	(261,621)	22,541	174,467	115,842	76,122
Discontinued operations
Profit for the year/period from discontinued operations	14,741	—	—	—	—
Profit (loss) for the year/period	(246,880)	22,541	174,467	115,842	76,122
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statement of foreign operations	4,938	70	731	321	(1,953)
Total comprehensive income (expense) for the year/period	(241,942)	22,611	175,198	116,163	74,169
Profit (loss) for the year/period attributable to:
Owners of the Company	(246,817)	22,771	173,177	116,005	77,062
Non-controlling interests	(63)	(230)	1,290	(163)	(940)
	(246,880)	22,541	174,467	115,842	76,122
Total comprehensive income (expense) for the year/period attributable to:
Owners of the Company	(241,879)	22,841	173,908	116,326	75,109
Non-controlling interests	(63)	(230)	1,290	(163)	(940)
	(241,942)	22,611	175,198	116,163	74,169
Earning (loss) per share
From continuing and discontinued operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00
From continuing operations
Basic	$(0.01)	$0.00	$0.01	$0.00	$0.00
Diluted	$(0.01)	$0.00	$0.01	$0.00	$0.00

Revenue

We generate our sales primarily from fabricating semiconductors. We also derive a relatively small portion of our sales from the mask-making, wafer probing, and other services that we perform for third parties separately from our foundry services.

For the six months ended 30 June 2014, fabless semiconductor companies accounted for 87.0%, IDMs accounted for 3.0% and systems and other companies accounted for 10.0%, respectively, of our sales. In 2013, fabless semiconductor companies accounted for 87.7%, IDMs accounted for 6.2%, and systems and other companies accounted for 6.1%, respectively, of our sales. A significant portion of our net sales is attributable to a relatively small number of our customers. In 2011, 2012 and 2013 and for the six months ended 30 June 2014, our five largest customers accounted for approximately 49.3%, 56.0%, 52.3% and 51.0% of our sales, respectively.

Cost of sales

Our cost of sales consists principally of:

•                         depreciation and amortization;

•                         overhead, including maintenance of production equipment, indirect materials, including chemicals, gases and various types of precious and other metals, utilities and royalties;

•                         direct materials, which consist of raw wafer costs;

•                         labor, including share-based compensation expenses for employees directly involved in manufacturing activities; and

•                         production support, including facilities, utilities, quality control, automated systems and management functions.

Income (expenses) and gains (loss) from operations

Research and development expenses

Research and development expenses consist primarily of salaries and benefits of research and development personnel, materials costs, depreciation and maintenance on the equipment used in our research and development efforts, contracted technology development costs, and the costs associated with the ramp-up of new fabs. Research and development expenses are partially offset by related government fundings.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for our administrative support, finance and human resource personnel, bonuses for employee, commercial insurance, fees for professional services, city maintenance and construction tax expenses, educational surtax expenses and bad debt expenses.

Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries and benefits of personnel engaged in sales and marketing activities, costs of customer wafer samples, other marketing incentives and related marketing expenses.

Other operating income (loss)

Other operating income (loss) consist primarily of gains or loss arising from disposal of our living quarters, gains or loss arising from disposal of subsidiaries and impairment loss of long-lived assets.

Finance costs

Our finance costs consist of:

•                         interest expenses, net of capitalized portions and government fundings, which have been primarily attributable to our bank loans and the imputed interest rate on an outstanding interest-free convertible bonds; and

•                         accretion of interest to preferred shareholders of subsidiaries.

Other gains or losses

Our other gains or losses mainly consist of:

•                         gains and losses from our schools, kindergartens and living quarters; and

•                         the payment of land idling tax charged by the local government in 2013.

Comparison of the Six Months Ended 30 June 2013 and 2014 and the Years Ended 31 December 2011, 2012 and 2013

Six Months Ended 30 June 2013 Compared to Six Months Ended 30 June 2014

Revenue

Revenue decreased by 7.7% from US$1,042.9 million for the six months ended 30 June 2013 to US$962.4 million for the six months ended 30 June 2014, primarily because there had been no wafer shipments from Wuhan Xinxin Semiconductor Manufacturing Corporation (‘‘Wuhan Xinxin’’) since the first quarter of 2014. The number of wafer shipments decreased by 6.7% from 1,319,427 8-inch wafer equivalents for the six months ended 30 June 2013 to 1,230,385 8-inch wafer equivalents for the six months ended 30 June 2014. The average selling price of the wafers we shipped decreased from US$790 per wafer for the six months ended 30 June 2013 to US$782 per wafer for the six months ended 30 June 2014.

Cost of sales and gross profit

Cost of sales decreased by 10.6% from US$809.4 million for the six months ended 30 June 2013 to US$723.3 million for the six months ended 30 June 2014, primarily because there had been no wafer shipments from Wuhan Xinxin since the first quarter of 2014.

We had a gross profit of US$239.2 million for the six months ended 30 June 2014 compared to a gross profit of US$233.5 million for the six months ended 30 June 2013, representing an increase of 2.4%. Gross margin increased to 24.9% for the six months ended June 30, 2014 from 22.4% for the six months ended June 30, 2013. The increase in gross margin was primarily because (i) there were no wafer shipments from Wuhan Xinxin which had lower gross margin since the first quarter of 2014, and (ii) of improved fab efficiency in the first half of 2014.

Profit for the period from operations

Profit from operations decreased from US$130.5 million for the six months ended 30 June 2013 to US$87.8 million for the six months ended 30 June 2014, primarily due to (i) the gain arising from the partial disposal of the living quarters in Shanghai in the first half of 2013, and (ii) the gain arising from the disposal of our Company’s total ownership interest in SMIC (Wuhan) Development Corporation (‘‘WHDM’’) which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan in the first half of 2013.

Research and development expenses increased by 32.9% from US$61.5 million for the six months ended 30 June 2013 to US$81.7 million for the six months ended 30 June 2014. The increase was mainly due to an increase in research and development activities.

General and administrative expenses decreased by 23.6% from US$76.8 million for the six months ended June 30, 2013 to US$58.7 million for the six months ended 30 June 2014. The decrease was primarily due to a decrease in accrued employee bonus in the first half of 2014.

Sales and marketing expenses were US$18.0 million for the six months ended 30 June 2013 as compared to US$18.7 million for the six months ended 30 June 2014.

Other operating income was US$7.8 million and US$53.3 million for the six months ended 30 June 2014 and 2013, respectively, and the decrease was due to (i) the gains arising from the partial disposal of our living quarters in Shanghai in the first half of 2013, and (ii) the gains arising from the disposal of our Company’s total ownership interest in WHDM which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan in the first half of 2013.

As a result, our profit from operations decreased to US$87.8 million for the six months ended 30 June, 2014 from US$130.5 million for the six months ended 30 June 2013.

Profit for the period

Due to the factors described above, we had a profit attributable to holders of ordinary shares of US$76.1 million for the six months ended 30 June 2014 compared to US$115.8 million for the six months ended 30 June 2013.

Year Ended 31 December 2013 Compared to Year Ended 31 December 2012

Revenue

Revenue increased by 21.6% from US$1,701.6 million for 2012 to US$2,069.0 million for 2013, primarily due to successful ramping up of Shanghai 12-inch fab in 2013 and a significant increase in China sales. For 2013, the overall wafer shipments were 2,574,119 units of 8-inch equivalent wafers, up 16.1% from the prior year.

The average selling price of the wafers we shipped increased from US$767 per wafer in 2012 to US$804 in 2013. The percentage of wafer revenues from advanced 40/45 technologies increased from 1.1% in 2012 to 12.1% in 2013.

Cost of sales and gross profit

Cost of sales increased from US$1,352.8 million for 2012 to US$1,630.5 million for 2013, primarily due to the increase of advanced node shipment with higher production cost. Out of the total cost of sales, US$474.8 million and US$403.0 million were attributable to depreciation and amortization for the years ended 31 December 2013 and 2012, respectively.

Our gross profit was US$438.4 million for 2013 compared to US$348.8 million in 2012, representing an increase of 25.7%. Gross margin was 21.2% in 2013 compared to 20.5% in 2012. The increase in gross margin was primarily due to higher overall utilisation in 2013.

Profit for the year from operations

Profit from operations increased from US$35.5 million for the year ended 31 December 2012 to US$187.1 million for the year ended 31 December 2013 primarily due to (i) shipment increase and high utilisation in 2013, (ii) Shanghai 12-inch fab successfully ramping up and reducing per wafer cost, (iii) increase of fab efficiency and cost saving, (iv) the gain arising from the disposal of part of the living quarters in Shanghai, and (v) the gain arising from the disposal of our total ownership interest in WHDM which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan.

Research and development expenses decreased by 24.9% from US$193.6 million for the year ended 31 December 2012 to US$145.3 million for the year ended 31 December 2013. The decrease was mainly due to the Shanghai 12-inch fab commencing volume production in the fourth quarter of 2012 after which the related fab expense was recorded in cost of sales.

General and administrative expenses increased by 28.8% from US$107.3 million for the year ended 31 December 2012 to US$138.2 million for the year ended 31 December 2013. The increase was primarily due to an increase in employee bonus, city maintenance and construction tax expenses and extra charges for education in 2013.

Sales and marketing expenses increased by 13.5% from US$31.5 million for the year ended 31 December 2012 to US$35.7 million for the year ended 31 December 2013. The increase was primarily due to an increase in employee bonus.

Other operating income was US$67.9 million and US$19.1 million for the year ended 31 December 2013 and 2012, respectively, and the increase was due to (i) the gains arising from the disposal of part of our living quarters in Shanghai, (ii) the gains arising from the disposal of our total ownership interest in WHDM which was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan, and (iii) the gain arising from the deconsolidation of Brite Semiconductor Corporation and its subsidiaries, or Brite, due to loss of control.

As a result, our profit from operations was US$187.1 million for the year ended 31 December 2013 compared to US$35.5 million for the year ended 31 December 2012.

Disposal of WHDM

In 2013, we entered into a sale agreement with a third-party buyer to dispose of our 100% equity interest in WHDM. The disposal was completed on 23 May 2013, on which date we lost control of WHDM. The amount of the consideration was US$60.4 million and we recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on 26 July 2013. WHDM was mainly engaged in the construction, operation and management of our living quarters and schools in Wuhan, which was not our major line of business. Therefore, the disposal of WHDM was not classified as a discontinued operation.

Deconsolidation of Brite Semiconductor Corporation and its subsidiaries

On December 30, 2013, all the directors of Brite, a company in which we hold a 48.7% equity interest, adopted and approved by unanimous written consent the amended and restated articles of association, the amended and restated investor rights agreement and the amended and restated voting agreement of Brite. As a result, we lost control of Brite but still have significant influence over it. There was no cash consideration associated with this change. We recorded our ownership interest of Brite as investment in associate and recognised a deconsolidation gain due to loss of control of US$5.4 million. Brite is mainly engaged in design service, which is not our major line of business. Therefore, the deconsolidation of Brite due to loss of control was not classified as a discontinued operation.

Profit for the year

Due to the factors described above, we recorded a profit of US$174.5 million in 2013 compared to US$22.5 million in 2012.

Year Ended 31 December 2012 Compared to Year Ended 31 December 2011

Revenue

Revenue increased by 29.0% from US$1,319.5 million for 2011 to US$1,701.6 million for 2012, primarily due to an increase in overall wafer shipments. For 2012, the overall wafer shipments were 2,217,287 units of 8-inch equivalent wafers, up 30.2% from the prior year.

The average selling price of the wafers we shipped decreased from US$775 per wafer in 2011 to US$767 in 2012. The percentage of wafer revenues from advanced technologies, 90nm and below, increased from 28.4% to 41.7% between these two years.

Cost of sales and gross profit

Cost of sales increased by 11.1% from US$1,217.5 million for 2011 to US$1,352.8 million for 2012, primarily due to an increase in overall wafer shipments. Out of the total cost of sales US$403.0 million and US$415.6 million was attributable to depreciation and amortization for the years ended 31 December 2012 and 2011, respectively.

Our gross profit was US$348.8 million for 2012 compared to US$101.9 million in 2011. Gross margins were 20.5% in 2012 compared to 7.7% in 2011. The increase in gross margins was primarily due to an increase in the production volume which resulted in higher in revenues and utilisation improvement.

Profit (loss) for the year from operations

Profit (loss) from operations improved from loss of US$190.7 million for the year ended 31 December 2011 to profit of US$35.5 million for the year ended 31 December 2012 primarily due to (i) an increase in the production volume which resulted in higher revenues and utilisation improvements, (ii) the gains arising from the disposal of part of our living quarters in Shanghai during 2012, and (iii) the impairment loss of long-lived assets in 2011.

Research and development expenses increased only by 1.1% from US$191.5 million for 2011 to US$193.6 million for 2012.

General and administrative expenses increased by 86.8% from US$57.4 million for 2011 to US$107.3 million for 2012. The increase is primarily due to an increase in employee bonuses, city maintenance and construction tax expenses and extra charges for education in 2012. In addition, in 2011, the Company settled certain disputes with respective third party debtors by entering into contractually binding agreements which legally released the Company from certain obligations totaling US$19.0 million. The forgiveness of debt has been recorded as a reduction of general and administrative expense and other income respectively. In addition, the recovery of bad debt expense of US$6.4 million and US$2.0 million was recorded as a reduction of general and administrative expense for the year ended 31 December 2011 and 2012, respectively.

Sales and marketing expenses decreased by 3.4% from US$32.6 million for 2011 to US$31.5 million for 2012 due to more effective market promotion activities.

Other operating income was US$19.1 million for 2012 while we recorded other operating expenses of US$11.2 million for 2011, respectively, and the improvement was due to (i) the gains arising from the disposal of part of our living quarters in Shanghai during 2012 and (ii) the impairment loss of long-lived assets in 2011.

As a result, we recorded profit from operations of US$35.5 million for the year ended 31 December 2012 compared to loss from operations of US$190.7 million for the year ended 31 December 2011.

Discontinued operations

On 1 March 2011, we sold our majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (‘‘AT’’) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. We retained a 10% interest in AT and account for such investment as available-for-sale investments as we no longer have a controlling financial interest nor significant influence over AT as at 31 December 2011 and 31 December 2012. We reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by us in conjunction with the disposition.

We recorded a gain of US$17.1 million on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of US$14.7 million represents both the results of operations of AT for the period from 1 January 2011 to the date it was deconsolidated and the gain on deconsolidation of AT. We sold our residual 10% interest in AT in 2013.

Profit (Loss) for the year

Due to the factors described above, we recorded a profit of US$22.5 million in 2012 compared to a loss of US$246.9 million in 2011.

Liquidity and Capital Resources

We anticipate our working capital to be sufficient for our present requirements. We will require access to significant capital to fund our future capital expenditures and capacity expansion requirements, which are difficult to plan in the rapidly changing semiconductor manufacturing industry. In 2013, we entered into a subscription agreement in respect of the issue of US$200 million zero coupon convertible bonds. SMIS entered into a new seven-year loan facility in the aggregate principal amount of US$470 million with five banks. SMIB entered into a new USD loan, a 26-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China. In May 2014, we issued US$86.8 million in the pro-rata participation of Datang and Country Hill relating to the 2013 zero coupon convertible bonds, and in June 2014 we issued new shares of approximately US$200 million and US$95 million in the issuance of further convertible bonds. In August 2014, Datang entered into an agreement to subscribe for further pre- emptive bonds of US$22.2 million and pre-emptive shares of approximately HK$401.7 million, subject to shareholders’ approval at relevant EGM. Also in August 2014, Country Hill entered into an agreement to subscribe for pre-emptive shares of approximately HK$161.2 million, subject to shareholders’ approval at the relevant EGM. We anticipate that the cash flows from operations in 2014 and the proceeds from the new loans and the convertible bonds issued will be sufficient to meet our capital expenditures requirement in 2014. If necessary, we will also explore other forms of external financing.

The following table sets forth a condensed summary of our statements of cash flows for the periods indicated:

				For the six months ended
	For the Years Ended 31 December			30 June
	2011	2012	2013	2013	2014
	(in US$ thousands)
				(unaudited)
Cash Flow Data:
Profit (loss) for the year/period	(246,880)	22,541	174,467	115,842	76,122
Non-cash adjustment to reconcile profit to net operating cash flow:
Depreciation and amortization	551,857	566,899	546,910	271,464	275,334
Net cash from operating activities	379,368	435,166	738,016	262,998	278,674
Payments for property, plant and equipment	(931,574)	(400,291)	(650,160)	(311,140)	(227,246)
Net cash used in investing activities	(903,641)	(522,277)	(807,467)	(325,187)	(355,334)
Net cash from financing activities	268,855	184,101	173,458	(33,336)	188,832
Net increase (decrease) in cash and cash equivalents	(255,418)	96,990	104,007	(95,525)	112,172

Operating Activities

As at 30 June 2014, we had US$573.3 million in cash and cash equivalents. These cash and cash equivalents are held in the form of U.S. dollars, Japanese Yen, Euro, and Renminbi. Our net cash provided by operating activities for the six months ended 2014 was US$278.7 million, which was primarily due to the net profit of US$76.1 million, an increase of US$77.5 million in trade and other receivables and the add-back of US$275.3 million in depreciation and amortisation.

As at 31 December 2013, we had US$462.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of U.S. dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2013 was US$738.0 million, which was primarily due to the net profit of US$174.5 million, an increase of US$33.4 million in trade and other receivables and the add-back of US$546.9 million in depreciation and amortization.

As at 31 December 2012, we had US$358.5 million in cash and cash equivalents. These cash and cash equivalents were held in the form of U.S. dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2012 was US$435.2 million, which was primarily due to the net profit of US$22.5 million, an increase of US$112.4 million in trade and other receivables, an increase of US$93.3 million in inventories and the add-back of US$566.9 million in depreciation and amortization.

As at 31 December 2011, we had US$261.6 million in cash and cash equivalents. These cash and cash equivalents were held in the form of U.S. dollars, Japanese Yen, Euros, and Renminbi. Our net cash provided by operating activities in 2011 was US$379.4 million, which was primarily due to the net loss of US$246.9 million, a decrease of US$73.1 million in trade and other receivables, an increase of US$60.2 million in restricted cash, an increase of US$41.2 million in prepaid operating expense, and the add-back of US$551.9 million in depreciation and amortization.

Investing Activities

Our net cash used in investing activities was US$355.3 million for the six months ended 30 June 2014, primarily attributable to (i) purchases of plant and equipment for the fabs in Shanghai and Beijing, and (ii) the net result of proceeds from and payment for short-term investments carried at fair value through profit or loss. For the six months ended 30 June 2013, net cash used in investing activities was US$325.2 million primarily attributable to purchases of plant and equipment for the fabs in Shanghai and Beijing.

Our net cash used in investing activities was US$807.5 million in 2013, US$522.3 million in 2012 and US$903.6 million in 2011. These amounts were primarily attributable to purchases of plant and equipment for our fabs in Shanghai, Beijing and Tianjin.

Financing Activities

Our net cash generated from financing activities was US$188.8 million for the six months ended 30 June 2014 and we recorded net cash used in financing activities of US$33.3 million for the six months ended 30 June 2013. They primarily reflected (i) the net proceeds from new bank borrowings and repayments of bank borrowings, and (ii) the net proceeds from the issue of the convertible bonds and net proceeds from the issue of new ordinary shares in the first half of 2014.

Our net cash from financing activities in 2013 was US$173.5 million. This was primarily derived from US$905.1 million in the proceeds from borrowings, US$1,008.7 million in the repayment of borrowings, US$195.8 million in the proceeds from issuance of convertible bonds, US$108.0 million in the capital contribution from non-controlling interest and US$30.0 million in the repayment of promissory notes.

Our net cash from financing activities in 2012 was US$184.1 million. This was primarily derived from US$1,541.5 million in the proceeds from borrowings, US$1,328.0 million in the repayment of borrowings and US$30.0 million in the repayment of promissory notes.

Our net cash from financing activities in 2011 was US$268.9 million. This was primarily derived from US$308.3 million in the proceeds from issuance of convertible preferred shares, US$1,326.4 million in proceeds from borrowings, US$1,339.3 million in the repayment of borrowings and US$30.0 million in the repayment of promissory notes.

Capital Expenditures

For the six months ended 30 June 2014, we incurred capital expenditures of US$250.8 million compared to US$486.5 million for the six months ended 30 June 2013. We have financed such capital expenditures substantially with cash flows generated from operating and financing activities. We incurred capital expenditures of US$765 million, US$499 million and US$770 million in 2011, 2012 and 2013, respectively. We currently expect our capital expenditures in 2014 for foundry operations to be approximately US$1.1 billion, subject to adjustment based on market conditions. We estimate that these capital expenditures will be used for (i) SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by the other shareholders of SMNC; (ii) the acquisition of used equipment for our Shenzhen 8-inch fab, (iii) the product-mix change including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab and (iv) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. In addition, we also budgeted approximately US$110 million as the capital expenditures for non-foundry operations in 2014 mainly for the construction of living quarters for employees as part of our employee retention program. We plan to finance our substantial capital expenditure requirements through funds generated from a combination of cash from operations, bank borrowing, debt or equity issuances and other forms of financing.

The construction in progress balance of approximately US$497 million as of 30 June 2014, primarily consisted of US$130.8 million and US$116.5 million of the manufacturing equipment acquired to further expand the production capacity at the 12-inch fab in Beijing and Shanghai, respectively, US$17.4 million of the manufacturing equipment acquired to further expand the production capacity at the 8-inch fab in Shanghai, and US$111.9 million related to the ongoing 8-inch wafer construction project at SMIC Shenzhen. Our Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. We will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$120.4 million was related to various ongoing capital expenditure projects of our other subsidiaries, which are expected to be completed by 31 December 2014.

Any transfer of funds from our company to our Chinese subsidiaries, either as a shareholder loan or as an increase in registered capital, is subject to registration or approval of Chinese governmental authorities, including the relevant administration of foreign exchange and/or the relevant examining and approval authority. In addition, it is not permitted under Chinese law for our Chinese subsidiaries to directly lend money to each other. Therefore, it is difficult to change our capital expenditure plans once the relevant funds have been remitted from our company to our Chinese subsidiaries. These limitations on the free flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and reallocate funds from one Chinese subsidiary to another in a timely manner.

Commitments

As at 30 June 2014, we had commitments of US$137.8 million for facilities construction obligations in Beijing, Tianjin, Shanghai and Shenzhen, US$199.0 million to purchase machinery and equipment mainly for the Beijing, Tianjin, Shanghai and Shenzhen fabs and US$23.2 million to purchase intangible assets. As at 31 December 2013, we had commitments of US$114.9 million for facilities construction obligations in connection with the construction of our Shanghai, Beijing and Tianjin facilities. We had commitments of US$178.4 million to purchase machinery and equipment for Shanghai, Beijing, Tianjin and SilTech Semiconductor Shanghai Corporation (‘‘SilTech’’) fabs and US$10.1 million to purchase intellectual property.

Bank Borrowing

2012 USD Loan (SMIS)

In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million with a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’ 8-inch fabs. The facility was secured by the manufacturing equipment located in the SMIS’ 8-inch fabs, buildings and land use right of SMIS. As at 30 June 2014, SMIS had drawn down US$268 million and repaid US$134 million on this loan facility. The outstanding balance of US$134 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.64% to 3.87% for the six months ended 30 June 2014.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.       (Short term loan + Long term Debt Current Portion + Long term Bank Loan)/ Total Equity is more than 60%; or

2.       (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 500% before 31 December 2012, and less than 1000% after 1 January 2013; or

3.       (Total Equity — Acquired Intangible Assets Net) is less than US$800 million before 31 December 2012, and less than US$1000 million after 1 January 2013; or

4.       Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment. Debt Service Coverage Ratio means trailing four quarters EBITDA (Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of Long Term Loan and related financial expense for all bank borrowings (including hire purchase, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.

SMIS was in compliance with these covenants as at 30 June 2014.

2013 USD Loan (SMIS)

In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fabs. The facility was secured by the manufacturing equipment located in the 12-inch fabs and buildings of SMIS. As at 30 June 2014, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.33% to 4.89% for the six months ended 30 June 2014.

Any of the following in respect of SMIS would constitute an event of default during the term of the loan agreement:

1.       (Short-term Loans + Long-term Debt Current Portion + Long-term Bank Loans)/Total Equity is more than 70%; or

2.       (Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 550% in 2013, and less than 1000% after 2013; or

3.       (Total Equity — Acquired Intangible Assets Net) is less than US$800 million in 2013, and less than US$1,000 million after 2013.

SMIS was in compliance with these covenants as at 30 June 2014.

2012 USD Loan (SMIB)

In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIB’s 12-inch fabs. The facility was secured by the manufacturing equipment owned by the SMIB and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”) fabs, and the 100% equity of SMIB and SMIT. On 26 September 2013, SMIB and the syndicate amended the loan facility amount to US$260 million. As at 30 June 2014, SMIB had drawn down US$260 million and repaid US$61.2 million in respect of this loan facility. The outstanding balance of US$198.8 million is repayable by September 2017. The interest rate on this loan facility ranged from 5.83% to 5.88% for the six months ended 30 June 2014.

Any of the following in respect of SMIB would constitute an event of default during the term of the loan agreement:

1.       Total Liabilities/Total Assets is more than 65% (Total Liabilities exclude Shareholder’s loans); or

2.       (Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/(Principal + Interest Expenses) is less than 100%

SMIB was in compliance with these covenants as at 30 June 2014.

2013 EXIM USD Loan (SMIB)

In June 2013, SMIB entered into a new USD Loan, a 26-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This 26-month bank facility was used for working capital purposes. As at 30 June 2014, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3.33% to 3.35% for the six months ended 30 June 2014.

2013 China Investment Development Corporation (“CIDC”) Entrusted Loan (SMIB)

In June 2013, SMIB entered into a new RMB loan, a two-year working capital entrusted loan facility in the principal amount of RMB70 million (approximately US$11.2 million) with CIDC through China CITIC Bank, which was unsecured. This two-year entrusted loan facility was used for working capital purposes. As at 30 June 2014, SMIB had drawn down RMB70 million (approximately US$11.2 million) and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.5 million) is repayable in June 2015. The interest rate on this loan facility was 12% for the six months ended 30 June 2014, which was set in accordance with the living quarter investment and co-development agreement entered into with CIDC and Zhongxin Xiecheng Investment (Beijing) Co., Ltd.

Short-term Credit Agreements

As at 30 June 2014, we had 21 short-term credit agreements that provided total credit facilities up to US$922.4 million on a revolving credit basis. As at 30 June 2014, we had drawn down US$152.4 million under these credit agreements. The outstanding borrowings under these credit agreements were unsecured, except for US$20.0 million, which was secured by time deposits of US$18.8 million. The interest rate on this loan facility ranged from 1.98% to 3.78% for the six months ended 30 June 2014.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 U.S. dollar loan (SMIS) constituted part of this strategic framework credit facility.

See “Quantitative and Qualitative Disclosures About Market Risk” below regarding the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments.

Research and Development, Patents and Licenses

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$191.5 million, US$193.6 million and US$145.3 million, respectively, in 2011, 2012 and 2013, and US$61.5 million and US$81.7 million, respectively, for the six months ended 30 June 2013 and 2014, on research and development expenses, which represented 14.5%, 11.4%, 7.0%, 5.9% and 8.5%, respectively, of our sales in those respective periods. Our research and development costs were partially offset by related government fundings of US$42.6 million, US$31.0 million, US$26.9 million, US$13.6 million and US$19.3 million in 2011, 2012 and 2013 and for the six months ended 30 June 2013 and 2014, respectively, and included the costs associated with the ramp-up of a new wafer facility.

As at 30 June 2014, we had been granted 4,233 patents worldwide, of which, 60 were in Taiwan, 380 were in the U.S., 3,780 were in China, and 13 were in other jurisdictions.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet transactions.

Contractual Obligations

Set forth in the table below are the aggregate amounts, as at 30 June 2014, of our future cash payment obligations under our existing contractual arrangements on a consolidated basis:

	Payments due by period
		Less than
	Total	1 year	1–2 years	2 – 5 years
	(in US$ thousands)
Contractual obligations
Short-term borrowings	152,416	152,416	—	—
Unsecured long-term loans	50,533	10,533	40,000	—
Secured long-term loans	592,840	202,320	141,020	249,500
Convertible bonds	352,317	—	—	352,317
Purchase obligations(1)	360,034	360,034	—	—
Total Contractual Obligations	1,508,140	725,303	181,020	601,817

Note:

(1)                 Represents commitments for construction or purchase of semiconductor equipment, and other property or services.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including foreign currency exchange rates and interest rates of financial instruments. We are exposed to these risks in the ordinary course of our business. Our exposure to these risks derives primarily from changes in interest rates and foreign currency exchange rates. To mitigate some of these risks, we utilise spot, forward, and derivative financial instruments.

Foreign Exchange Rate Fluctuation Risk

Our revenue, expense, and capital purchasing activities are primarily transacted in U.S. dollars. However, since we have operations consisting of manufacturing, sales activities and capital purchasing outside of the U.S., we enter into transactions in other currencies. We are primarily exposed to changes in exchange rate for the Euro, Japanese Yen and Renminbi.

To minimize these risks, we purchase foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign- currency denominated activities. These forward exchange contracts are principally denominated in Renminbi, Japanese Yen or Euros, and do not qualify for hedge accounting. As at 30 June 2014, we had no outstanding foreign currency forward exchange contracts.

We do not enter into foreign currency exchange contracts for speculative purposes. See “Risk Factors — Risks Related to Conducting Operations in China-Devaluation or appreciation in the value of the Renminbi or restrictions on convertibility of the Renminbi could adversely affect our business and operating results” and “Risk Factors — Risks Relating to the Bonds — Bondholders may be subject to risks presented by fluctuations in exchange rates between U.S. dollar and other currencies.”

Interest Rate Risk

Our exposure to interest rate risks relates primarily to our long-term debt obligations, which we generally assume to fund capital expenditures and working capital requirements. The table below presents annual principal amounts due and related weighted average implied forward interest rates by year of maturity for the our debt obligations outstanding as at 31 December 2013. Our long-term debt obligations are all subject to variable interest rates. The interest rates on our U.S. dollar-denominated loans are linked to the LIBOR. The interest rates on our RMB denominated loan is linked to the PBOC RMB Interest Rate. As a result, the interest rates on our loans are subject to fluctuations in the underlying interest rates to which they are linked.

	2014	2015
	(Forecast)
	(in US$ thousands, except percentages)
US$ denominated
Average balance	853,889	672,221
Average interest rate	4.59%	4.66%
RMB denominated
Average balance	10,795	5,264
Average interest rate	12%	12%
Weighted average forward interest rate	4.68%	4.72%

INDUSTRY OVERVIEW

Semiconductor Industry Overview

Since the invention of the first semiconductor transistor in 1947, integrated circuits have become critical components in an increasingly broad range of electronic applications, including personal computers, wired and wireless communication devices, televisions, consumer electronics, and automotive and industrial control applications. Advancements in semiconductor design techniques and process technologies have allowed for the mass production of increasingly smaller and more powerful semiconductor devices at lower costs. This has resulted in the greater availability and proliferation of more complex integrated circuits with higher functionality. These integrated circuits may now each contain up to millions of transistors.

According to IHS iSuppli Q2 2014, the total size of the worldwide semiconductor market in 2013 was US$318.2 billion and is expected to grow at 3.1% CAGR to reach US$370.5 billion by 2018. The historical and projected size of the worldwide semiconductor market is shown in the following chart:

Worldwide Semiconductor Market Revenues (2012—2018E)

Source: IHS iSuppli — AMFT Shipment, Q2 2014

According to IHS iSuppli Q2 2014, data processing, wireless communications and consumer electronics were the biggest market segments in 2013, contributing 30.9%, 28.3%, and 16.0% of the worldwide revenues, respectively. The industrial electronics segment is expected to be the fastest growing semiconductor market with a CAGR of 7.3% from 2013 to 2018, followed by automotive and wireless communications market with a CAGR of 6.2% and 5.9% from 2013 to 2018 respectively. Convergence devices such as smart phones and media tablets continue to be the growth drivers of the semiconductor market in the near- to mid-term.

Semiconductor End Market Overview

Increasing consumer and business demand for high-quality electronic devices, including smart phones and media tablets, convergence of computing and mobility, as well as cloud computing in the enterprise segment, are driving the demand for semiconductor ICs. In addition to the significant product volume growth, the complexity of product designs require increased semiconductor content per device. According to IHS iSuppli Q2 2014, manufacturing volumes of smart phones and media tablets are expected to grow at a CAGR of 10.8% and 11.0%, respectively. Smartphone units are expected to grow from 1,231 million units in 2013 to 2,056 million units in 2018. Similarly, media tablet units are expected to grow from 232 million units to 392 million units during the same period respectively. Upgrades of data centres, servers and enterprise routers, as well as mobile network upgrades, are expected to support the growth of the semiconductor end-market.

The PRC semiconductor market grew and increased its share in the global semiconductor market from US$68.0 billion or 26% in 2006 to US$100.8 billion or 33% in 2010 and to US$125.7 billion or 40% in 2013. According to IHS iSuppli Q2 2014, the PRC is expected to account for US$169.4 billion or 46% of global semiconductor shipment revenues in 2017, representing a CAGR of 6.2% from 2013 to 2018.

The growth of the semiconductor market in the PRC is driven by a combination of factors including increased domestic demand as well as high export levels for communication and consumer electronic products manufactured onshore. International semiconductor companies are increasingly looking to migrate their operations to the PRC in order to position themselves closer to the strong end-market demand and to lower their costs. The migration of the global semiconductor industry to Asia and the PRC increases the need to establish a full supply chain in the area, where the majority of wafer foundry capacity is located.

The increase in wafer demand, driven by growth in end-user applications and increased semiconductor content per device, is expected to lead to increased demand for foundry services in China and globally.

Technology

Foundry process technologies are the set of specifications and parameters implemented for manufacturing the circuitry on integrated circuits. The transistor circuitry on an integrated circuit typically follows lines that are less than one micron wide. The line-widths of the circuitry, or the minimum physical dimensions of the transistor gate of integrated circuits in production, is used as a general rule for classifying generations of process technology of integrated circuits. Progress in the advancement of the integrated circuit has been driven by the scaling, or downsizing, of its components, primarily the transistors. By systematically shrinking the size of the transistors, the number of allowable transistors per die increases, and thus the number of dies on a given wafer has also increased.

The following chart presents pure-play foundry revenue by feature size from 2010 to 2017 :

Pure-play foundry revenue by feature size 2010—2017E

Source: IHS iSuppli — Pureplay Foundry Market Tracker Database, Q2 2014

In 2013, the 28-nm process technology was the largest contributor to the pure-play foundry revenues, accounting for US$8.0 billion or 22.6% of worldwide revenues in 2013. The global revenue contributed by the 28-nm technology is expected to grow from US$8.0 billion in 2013 to US$10.0 billion in 2017, continuing to be the largest contributor of pure- play foundry revenues from 2013 through 2017.

Semiconductor Industry Value Chain

The value chain of semiconductor manufacturing can be divided into the following stages: IC design, mask-making, wafer fabrication, packaging and testing. IDMs and fabless semiconductor companies are mainly responsible for the first stage of the process, namely the design of IC. Some IDMs have internal capacity to manufacture wafers used for production of their IC products. Fabless companies do not have manufacturing facilities and rely entirely on third-party contract manufacturers, known as foundries, to manufacture wafers for the products that they design.

The semiconductor supply chain is shown in the following diagram:

As the cost of establishing new fabrication capacity has continued to rise, foundries have progressed from simply providing manufacturing capacity to becoming key strategic partners offering R&D capabilities and manufacturing process technologies to customers. There have historically been a limited number of semiconductor foundries in the industry due to the high entry barriers, which include significant capital commitments, scarcity of qualified engineers and advanced intellectual property and technology requirements.

Many IDMs are outsourcing part or whole of their fabrication requirements for complex and high performance semiconductor devices to pure-play foundries in order to supplement their own internal capacities, increase cost competitiveness and focus resources on new product designs and marketing. In addition, fabless semiconductor companies have shifted from relying on the excess fabrication capacity of IDMs to utilising independent pure-play foundries in order to meet the majority of their wafer production needs. Due to the similar reasons, IDMs and fabless semiconductor companies also use third-party companies to package and test their products.

Foundry Manufacturing Process

The key raw materials for a semiconductor foundry is “raw wafer”, which is a circular silicon plate. Raw wafers are available in different diameters (e.g., 5-inch, 6-inch, 8-inch or 12-inch) to meet the capabilities of different equipment. A fab capable of manufacturing integrated circuits on an 8-inch raw wafer is commonly described as an 8-inch fab. A raw wafer with a larger diameter has a greater surface area and consequently yields a greater number of integrated circuit dies. One method that foundries attempt to use to maintain their competitiveness is to increase the diameter of the wafers they use in manufacturing, which is why manufacturing has migrated to 12-inch wafers, which has approximately 2.25 times the surface area achievable on an 8-inch wafer. In addition, 12-inch equipment permits smaller line-width process technologies to be utilised. However, this equipment is more expensive than equipment for the fabrication of 8-inch wafers as the technology involved is more complex.

According to IHS iSuppli Q2 2014, total pure-play foundry market revenue has grown from US$25.8 billion in 2010 to US$35.5 billion in 2013, and is expected to grow to $56.7 billion in 2017, implying a CAGR of 12% from 2012 to 2017, compared to 4% during the same period for the overall semiconductor industry. Contribution of pure-play foundries revenues to total foundry market revenue has increased steadily from 79% in 2010 to 87% in 2013, and is expected to reach 90% by 2017. This trend is in part a result of the increase in IDM outsourcing.

Foundries Landscape in the PRC and Globally

The global pure-play foundry market is dominated by four players with cumulative market share of 84.8% by revenue in 2013. TSMC and Global Foundries are the biggest companies in the foundry market while UMC is the third largest pure-play foundry. We maintained fourth position globally with a 5.5% market share by revenue in 2013.

The table below sets forth the ranking and market share of the top five pure-play foundries by revenue in 2013 globally:

Company	% of market
TSMC	56.0%
Global Foundries	12.3%
UMC	11.0%
The Issuer	5.5%
Powerchip Technologies	2.5%

Source: IHS iSuppli — Pureplay Foundry Market Tracker Database, Q2 2014

The PRC has emerged as a global manufacturing centre for electronic products that are sold both within the PRC and abroad. In recent years, numerous international companies have established facilities in the PRC for the manufacture of a variety of electronic products, including household appliances, computers, mobile phones, telecommunications equipment, digital consumer products and products with industrial applications. An increasing number of electronic systems manufacturers are relocating production facilities from the United States, Japan and Europe to the PRC. The PRC is establishing itself as a favourable manufacturing location due to its well educated labour force, significantly lower costs of operations and cultural similarities.

Continuing transition of worldwide electronic equipment production to the PRC coupled with increasing semiconductor content, resulted in the PRC becoming a dominating consumer of semiconductors, with its consumption growth continuously outpacing the rest of the world. Semiconductors used in the PRC as components of finished products exported for sale in other countries, and the rapid growth of global OEMs, ODMs and EMS in China, have been the major contributors to the growth of the PRC’s semiconductor consumption market. China’s growing population of middle-class consumers in recent years is reinforcing this trend. Semiconductors consumed in the PRC and used in components of finished products assembled and sold in the PRC have gained significance in the global semiconductor industry.

As a result of strong domestic demand supported by the PRC’s economic stimulus policies, the PRC’s IC design market is expected to exhibit significant growth. According to IHS iSuppli Q2 2014, the PRC IC design industry reached US$8 billion in 2012 and is expected to grow at a CAGR of 20.2% from 2012 to 2017, reaching US$20 billion in 2017.

GROUP STRUCTURE

Our Subsidiaries

We operate primarily through three wholly-owned subsidiaries in the PRC (SMIS, SMIB and SMIT). The table below sets forth our group structure, as at 31 August 2014.

		Place of	Proportion of ownership
		establishment and	interest and voting power
Name of company	Principal activity	operation	held by the Company
Better Way Enterprises Limited (“Better Way”)*	Provision of marketing related activities	Samoa	Directly	100%
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*#	Manufacturing and trading of semiconductor products	PRC	Directly	100%
SMIC, Americas	Provision of marketing related activities	United States of America	Directly	100%
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*#	Manufacturing and trading of semiconductor products	PRC	Directly	100%
SMIC, Japan	Provision of marketing related activities	Japan	Directly	100%
SMIC Europe S.R.L	Provision of marketing related activities	Italy	Directly	100%
Semiconductor Manufacturing International (Solar Cell) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation) *#	Provision of marketing related activities	PRC	Directly	100%
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*#	Manufacturing and trading of semiconductor products	PRC	Directly	100%
SMIC Development (Chengdu) Corporation*#	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket	PRC	Directly	100%
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	Provision of marketing related activities	British Virgin Islands	Directly	100%
Admiral Investment Holdings Limited	Investment holding	British Virgin Islands	Directly	100%
SMIC Shanghai (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Beijing (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Tianjin (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%
SilTech Semiconductor Corporation	Investment holding	Cayman Islands	Directly	100%
SMIC Shenzhen (Cayman) Corporation	Investment holding	Cayman Islands	Directly	100%

		Place of	Proportion of ownership
		establishment and	interest and voting power
Name of company	Principal activity	operation	held by the Company
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)*#	Manufacturing and trading of solar cell related semiconductor products	PRC	Indirectly	100%
Magnificent Tower Limited	Investment holding	British Virgin Islands	Indirectly	100%
SMIC Shanghai (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Beijing (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Tianjin (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Solar Cell (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SMIC Shenzhen (HK) Company Limited	Investment holding	Hong Kong	Indirectly	100%
SilTech Semiconductor (Hong Kong) Corporation Limited	Investment holding	Hong Kong	Indirectly	100%
Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”)*#	Manufacturing and trading of semiconductor products	PRC	Indirectly	100%
Siltech Semiconductor (Shanghai) Corporation Limited*#	Manufacturing and trading of semiconductor products	PRC	Indirectly	100%
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)*#	Manufacturing and trading of semiconductor products	PRC	Directly and indirectly	55%
China IC Capital Co., Ltd*#	Investment holding	PRC	Indirectly	100%
China Fortune-Tech Capital Co., Ltd*#	Management of investment and asset, and investment consulting	PRC	Indirectly	75%
SJ Semiconductor Corporation	Investment holding	Cayman Islands	Directly	100%
SJ Semiconductor (HK) Limited	Investment holding	Hong Kong	Indirectly	100%

*     For identification purposes only.

#    Companies registered as wholly-owned foreign enterprises in the PRC, excluding for the purpose of this report, Hong Kong, Macau,  and Taiwan.

BUSINESS

Business Overview

We are one of the leading semiconductor foundries in the world and the largest foundry in the PRC by revenue and capacity. We are also the most technologically advanced foundry in the PRC, providing IC foundry and technology services from 0.35- micron (m) down to 28-nanometer (nm).

We are a pure-play IC foundry that provides wafer fabrication of 8-inch and 12-inch wafers. In addition to our top-of-the-line manufacturing capabilities, we provide customers with complete foundry solutions with a seamless flow of services that include mask services, intellectual property development services, backend design services and turnkey services. With complete foundry solutions, our goal is to help customers to shorten time-to-market in a cost effective way. Our services are used by IDMs and fabless and system companies, to produce integrated circuits for semiconductor chips used in a broad range of fast growing electronic applications markets.

We were established in 2000 and are headquartered in Shanghai, the PRC. In 2004, we were listed on the Hong Kong Stock Exchange and NYSE. Our current major shareholders include PRC SOEs such as Datang Telecom and CIC. We have received equity investment and strategic support from our SOE shareholders, being major players in their respective fields. Our market capitalisation as at 30 June 2014 was approximately US$3.01 billion.

We have market leading manufacturing capacity in the PRC and operate a 12-inch wafer fabrication facility (fab) and an 8-inch mega-fab in Shanghai, a 12-inch mega-fab in Beijing, an 8-inch fab in Tianjin, and an 8-inch fab project under development in Shenzhen. In addition, we have established SMNC with BIDIMC and ZDG, which is constructing a new 12-inch fab in Beijing. We plan to continue to advance our technology and selectively expand capacity to capture market demand for high-growth, high-margin applications. We have a network of customer service and marketing offices in the United States, Europe, Japan and Taiwan, and a representative office in Hong Kong.

The following chart sets forth our unaudited sales breakdown by application, geography and technology for the six months ended 30 June 2014 :

Notes:

(1)         Includes the PRC and Hong Kong.

(2)         Includes Europe and Asia, excluding the PRC and Hong Kong.

We have a global and diversified customer base that includes some of the world’s leading IDMs and fabless semiconductor and system companies. We have established long- term relationships with our international and domestic customers, and we have been repeatedly recognised and awarded by our customers for the quality of our services, strategic support and technology contributions.

Given our strong competitive position, we are positioned to take advantage of the long-term growth of the global and domestic semiconductor markets.

Our Key Strengths

We are the largest and most technologically advanced foundry in the PRC, and we are ranked in the top four pure-play foundries by revenue globally.

As the only foundry in the PRC with process capability down to 28-nm process capability, we are at the forefront of the PRC’s foundry business and a contributor to the growth of PRC’s semiconductor industry.

We have expanded steadily since our incorporation and established ourselves as one of the leading foundries in the global arena. Our technology, scale, location in China, and capable team enable us to serve our customers to meet their diverse specifications.

We are located in the world’s largest and fastest growing semiconductor market.

We are headquartered and manufacture our products in the PRC. Not only is the PRC the world’s largest market for semiconductors, it is also one of the fastest growing IC markets. According to IHS iSuppli Q2 2014, the PRC semiconductor market grew from 26% of the global semiconductor market in 2006 to 33% in 2010 and to 40% in 2013. The CAGR of the China IC market for the past five years from 2008 to 2013 was approximately 12%, compared to the rest of the world’s CAGR of 0.21% for the same period.

We have established long term relationships and have benefited from strong strategic and funding support from PRC SOE shareholders.

We have a history of strategic and funding support from our PRC SOE shareholders. Shanghai Industrial has been our strategic investor since 2001. Datang Telecom joined our shareholder base in 2008 when it agreed to subscribe for US$171.8 million in ordinary shares and further strengthened its commitment to us by subscribing for a further US$102 million of ordinary shares in 2010. In September 2011, Datang Telecom’s subsidiary, Datang, subscribed for US$58.9 million in convertible preferred shares under the Datang Further Subscription. In May 2014, Datang subscribed for pre-emptive convertible bonds of US$54.6 million. In August 2014, Datang entered into an agreement to subscribe for further pre-emptive convertible bonds of US$22.2 million and pre-emptive shares of approximately HK$401.7 million, subject to shareholders’ approval at the relevant EGM. In June 2011, Country Hill became our second largest shareholder pursuant to the Country Hill Subscription of US$250 million of convertible preferred shares. Also in May 2014, Country Hill subscribed for pre-emptive convertible bonds of US$32.2 million and in August 2014, Country Hill entered into an agreement to subscribe for pre-emptive shares of approximately HK$161.2 million, subject to shareholders’ approval at the relevant EGM. As at 31 August 2014, our three major SOE shareholders held a combined 32.3% of our total issued shares.

We are positioned to leverage our R&D leadership in the PRC to benefit from government support of the semiconductor industry.

We are one of the semiconductor companies included in the PRC central government’s 12th 5-Year Plan, which among others, proclaims increasing support of and favourable industrial policies for the domestic semiconductor industry. As such, the PRC government recognises our cornerstone role in the development of the domestic semiconductor eco- system and establishing the PRC standard in the domestic semiconductor industry.

In order to encourage development of the semiconductor industry, the PRC central, provincial and local governments have extended various incentives to domestic companies in the industry, including reduced tax rates. In addition, as the market leader in the PRC, we have been able to enjoy continued government support in the form of funding of R&D contracts. We have received government funding of US$126.1 million, US$54.1 million and US$145.8 million and recognised US$42.6 million, US$31.0 million and US$26.9 million as reductions of certain R&D expenses in 2011, 2012 and 2013 for several specific R&D projects respectively.

Apart from receiving the aforementioned government support, we have established SMNC with BIDIMC, which is wholly-owned by the State with capital contributed in full by Beijing State-owned Assets Management Co., LTD, and ZDG, which was established by the local Beijing government to develop the science park. SMNC is expected to establish and build up significant manufacturing capacity with a focus on 45-nanometer and finer technologies and aims to reach a manufacturing capacity of 35,000 wafers per month. The total investment is estimated to be US$3.59 billion. We shall contribute 55% of the registered capital of SMNC, and ZDG and BIDIMC shall together contribute the remaining 45% of SMNC’s registered capital.

We have strong relationships with high quality, fast growing domestic and top tier international customers.

We have a global and diversified customer base that includes some of the leading international and fast growing domestic IDMs, and fabless semiconductor and system companies. We have formed partnerships with international global clients and fast growth companies in the PRC which have become our key customers and contribute an increasing share of our revenues.

Our clients have consistently recognised us as a partner of choice and repeatedly rewarded us for the quality of our services, strategic support and technology contributions. Through a formation of global alliances with these top tier international customers and the incubation of local clients, we aim to continue to be the preferred foundry source partner in the PRC for international and domestic IDMs and fabless customers.

As an example, in July 2014 we announced a partnership with Qualcomm Technologies to collaborate in 28nm process technology and wafer manufacturing services in China to manufacture Snapdragon processors. Previously, we have supported Qualcomm Technologies on power management, wireless and connectivity related IC products at various process nodes.

With our combination of scale, advanced technological capabilities, locality and proximity to domestic clients, we have been able to increase revenue from PRC customers (mainland China & Hong Kong) significantly from 33.9% for the year ended 31 December 2012 to 40.4% for the year ended 31 December 2013. Our fabs are strategically located in major cities in the PRC with strong high-tech industries and semiconductor bases, such as Beijing, Shanghai and Tianjin. As a result, we are able to directly access our customers in the same or nearby cities and provide a high level of localised services to address our customers’ demands.

We are a transparent and compliant foundry in the PRC possessing the required authorisations to manufacture advanced ICs.

Our ICP ensures that we abide by international laws and treaties governing export controls on high technology products. Many of our suppliers and customers typically need an export license before shipping controlled items (equipment, parts, materials, software, or technology) to China. Because of our proven track record in export control compliance, we are one of the first and one of only twelve members of the U.S. Government’s VEU program. Our VEU status further enhances the level of service and technology we can provide our customers. The approved restrictions and conditions in the authorisations under which we receive controlled items allow us to manufacture for process development down to 14nm. With these approvals we can provide advanced IC manufacturing services for customers in both domestic and international markets.

We have a highly experienced management team.

We have employed a highly experienced management team. Our senior management team, consisting of seven individuals, is recognised as a group of highly respected industry veterans. Our Chief Executive Officer, Dr. Tzu-Yin Chiu, is a semiconductor industry veteran with 30 years of experience spanning technology research, business development, operations and corporate management. Prior to joining us, Dr. Chiu was President and CEO of Hua Hong NEC. He has served in executive positions across the semiconductor industry, including as President and COO of Silterra Malaysia, Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International, our Senior Vice President of Shanghai Operations, and Senior Director of Fab Operations at TSMC. He began his career in the United States at AT&T Bell Laboratories, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. Dr. Chiu

holds a bachelor’s degree from Rensselaer Polytechnic Institute, a Ph.D. in electrical engineering and computer science from the University of California, Berkeley, and an executive MBA from Columbia University. A senior member of the IEEE, Dr. Chiu holds forty semiconductor technology patents issued in various countries, and has published over thirty technical articles. He is also a board member of Global Semiconductor Alliance.

Our current management team introduced and implemented a solid strategic initiative when they joined in the second half of 2011, and we achieved a marked turnaround in operations and financial results and notable momentum in 2012 and 2013. Under the current management, efficiency, quality and service was enhanced and a focus on sustainable profitability through capacity optimisation, quality service and efficiency, and through technology differentiation by identifying specialised products especially those driven by opportunities in the Chinese market.

We expect to continue to capitalise on the rich experience and execution capabilities of the management team for our growth.

The following charts set forth are our unaudited annual revenue and profit from 2011 to the first half of 2014 :

SMIC revenue and profit growth (in US$ millions)

Note: Net profit refers to profit attributable to SMIC.

Our Development Strategies

Our long-term business model and strategy continues to focus on generating value for the benefit of all stakeholders. Our strategy to generate sustainable profitability and growth is three-fold. Firstly, we aim for optimal efficiency by fully utilising existing assets through methods including enhanced customer relationships, quality, and service. Secondly, taking advantage of our position in China, we aim to differentiate our technology offering by providing customers with added value and innovation that not only allows us to seize market opportunities in China, but also give global customers footing in the fast-growing market. Thirdly, with profitability being our priority, we invest in advancing our technology and carefully adding capacity to address suitable market growth opportunities into the future.

We constantly evaluate the potential value addition of all opportunities in our decision making processes. Our management team is committed to the goal of building value in the long-term for the benefit of our shareholders, employees and customers.

Our Corporate History

We were established as an exempted company under the laws of the Cayman Islands on 3 April 2000. Our legal name is Semiconductor Manufacturing International Corporation. Our principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, China; telephone number: (86) 21-3861-0000. Our registered office is located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Since 18 March 2004, we have been listed on the NYSE under the symbol “SMI” and the Hong Kong Stock Exchange under the stock code “0981.HK”.

We are now the largest and most advanced semiconductor foundry in mainland China. We operate wafer fabrication facilities in China, including facilities at Beijing, Shanghai and Tianjin, with an aggregate capacity of up to 247,500 8-inch wafer equivalents per month as at 30 June 2014. Prior to 2013, we managed and operated a 300mm wafer fab in Wuhan owned by Wuhan Xinxin (“Wuhan Xinxin arrangement”). The Wuhan Xinxin arrangement ended in the first quarter of 2013, and we no longer manage or operate the wafer fabrication facilities in Wuhan.

We spent approximately US$765 million, US$499 million and US$770 million to construct, equip and ramp up our fabrication facilities in 2011, 2012 and 2013 respectively. Currently, the planned capital expenditures in 2014 for foundry operations are raised to approximately US$1.1 billion as disclosed in our unaudited interim results for the six months ended 30 June 2014 from US$880 million as disclosed in our 2013 Form 20-F. The capital expenditures are mainly for (i) SMNC, our majority owned subsidiary in Beijing, which is 55% funded by us and 45% funded by other shareholders of SMNC, (ii) the acquisition of used equipment for our Shenzhen 8-inch fab, (iii) the product-mix change including conversion from 40/45nm to 28nm in our Shanghai 12-inch fab and (iv) the expansion of capacity in our Tianjin 8-inch fab from 39K to 42K. In addition, we also budgeted approximately US$110 million as the 2014 capital expenditures for non-foundry operations mainly for the construction of living quarters for employees as part of our employee retention program. The primary sources of capital resources and liquidity include funds generated from a combination of cash from operations, bank borrowings and debt or equity issuances and other forms of financing.

Our Products and Services

Manufacturing of Wafers and Our Manufacturing Capacity

We currently manufacture silicon wafers based on proprietary designs provided by our customers or third party designers.

The following table sets forth the historical capacity and utilisation rate of our wafer fabrication and facilities (all output and capacity data is provided as 8-inch wafer equivalents per month) for the years ended 31 December 2011, 2012 and 2013 and for the six months ended 30 June 2014.

							For the six months
	For the year ended 31 December						ended 30 June
Wafer fabrication capacity as at period-end	2011		2012		2013		2014
Shanghai mega-fab	90,000		90,000		90,000		96,000
Shanghai 12-inch fab	—		13,500		27,000		31,500
Beijing mega-fab	65,540		78,750		81,000		81,000
Tianjin fab	37,750		37,000		36,000		39,000
Total monthly wafer fabrication capacity as at period-end(1)	193,290	(2)	219,250	(2)	234,000	(2)	247,500	(2)
Wafer Fabrication capacity utilisation	68.9%		88.3%		90.7%		89.5%

Notes:

(1)                       Conversion of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25.

(2)                       Mega fab structure includes copper inter connects in the total monthly capacity.

Our factories manufacture the following types of semiconductors:

•                      Logic (including basebands, microprocessors, DSPs and application processors);

•                         Mixed-Signal and RF (for wired and wireless connectivity applications for communications and consumer electronics);

•                         High Voltage (for display driver integrated circuits, power supplies, power management, telecommunications, automotive electronics and industrial controls);

•                         Memory (including standalone SRAM, EEPROM and Flash, and embedded NVM for IC cards to be used in transport, banking, social welfare and national ID);

•                         CIS (CMOS Image Sensors that are used in a wide range of camera-related systems);

•                      Others (Micro Electrical and Mechanical System, or MEMS and Integrated Passive Devices);

The following table sets forth a percentage breakdown of wafer sales by process technology (nodes) for the years ended 31 December 2011, 2012 and 2013 and for the six months ended 30 June 2014 :

				For the six months
	For the year ended 31 December			ended 30 June
Process Technologies	2011	2012	2013	2014
0.045 micron	0.06%	1.06%	12.06%	11.46%
0.065 micron	18.50%	31.98%	27.91%	23.96%
0.09 micron	9.85%	8.69%	4.90%	3.83%
0.13 micron	22.59%	14.39%	10.83%	12.45%
0.15 micron	1.81%	0.80%	0.57%	0.55%
0.18 micron	33.42%	37.49%	39.38%	42.72%
0.25 micron	0.39%	0.29%	0.33%	0.25%
0.35 micron	13.38%	5.30%	4.02%	4.60%
Total	100.00%	100.00%	100.00%	100.00%

Our Integrated Solutions

In addition to wafer fabrication, we provide our customers with a range of complementary services, from circuit design support and mask-making to wafer level probing and testing. This range of services is supported by our network of partners that assist in providing design, probing, final testing, packaging, assembly and distribution services.

The diagram below sets forth our service model and our key points of interaction with our customers:

Notes:

(1)                 A portion of this work is outsourced to our service partners.

(2)                 A portion of these services are outsourced to our service partners.

Our Design Support Services

Our design support services provide our customers with access to the fundamental technology files and libraries that facilitate customers’ own integrated circuit design. We also offer design reference flows and access to our design center alliance, as well as layout services to our customers. In addition, we collaborate with industry leaders in electronic design automation, library and intellectual property services to create a worldwide network of expertise, resources and services that are available to our customers.

Our Libraries and Intellectual Property

As part of the fundamental building blocks for our customers’ integrated circuit designs, we have a dedicated team of engineers who work with our research and development department to develop, license or acquire from third parties selected key libraries and intellectual property so that our customers can quickly design sophisticated integrated circuits that utilise our new process technologies. These include standard cell, I/ O, memory compilers, embedded memory, high- speed interface, peripheral controllers, and embedded processors, among others, using 0.35 micron down to 28 nanometer process technologies. They have been developed primarily through our third party alliances, as well as by our internal research and development team, to facilitate easy design and fast integration into the overall design system. Our library partners include ARM Ltd. (“ARM”), Cadence Design Systems (Ireland) Ltd (“Cadence”), VeriSilicon Holdings Co., Ltd (“VeriSilicon”), Synopsys, Inc. (“Synopsys”) and InnoPower.

Our Mask-making Services

Many of our foundry customers utilise our mask-making services. While most of our mask-making services are for customers who use our wafer fabrication services, we also produce masks for other domestic and overseas fabrication facilities as a separate revenue- generating service.

Our mask-making facility, which is located in Shanghai, includes a 4,000 square meters clean room with up to class I specifications. At present, our mask shop offers both five-inch by five-inch, six-inch by six-inch and seven-inch circular reticles. Our facility is capable of producing binary masks, optical proximity correction masks and phase shift masks. Our mask facility also offers mask repair services.

Our Wafer Probing, Assembly and Final Testing Services

We have our own probing facility in Shanghai that provides test program development, probe card fabrication, wafer probing, failure analysis, and failure testing. We also outsource these services to our partners.

Our probing facility in Shanghai occupies a clean room space of 3,000 square meters, which is rated at Class 1000 cleanliness and is equipped with advanced testers, probers and laser repair machines. We also have testing equipment for memory, logic and mixed signal applications.

We have established a network of partners that provide additional probing services, as well as assembly and testing services, to serve our customers. These partners, including Amkor Assembly & Test (Shanghai) Co., Ltd. and ST Assembly Test Services Ltd., have helped to enhance the range of services that we are able to offer our customers.

Our Customers and Markets

Our customers include IDMs, fabless semiconductor companies and systems companies. The following table sets forth the breakdown of our sales by customer type for the years ended 31 December 2011, 2012 and 2013 and for the six months ended 30 June 2014 :

							For the six months
	For the year ended 31 December						ended 30 June
	2011		2012		2013		2014
Customer Type	Sales	Percentage	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)

Fabless semiconductor companies	1,081,345	81.95%	1,494,239	87.81%	1,814,221	87.69%	837,074	86.97%
Integrated device manufacturers	175,922	13.33%	142,101	8.35%	127,471	6.16%	29,347	3.05%
Systems companies and others	62,199	4.72%	65,258	3.84%	127,272	6.15%	96,006	9.98%
Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%	962,427	100.00%

We categorize our sales geographically based on the headquarters of customer operations and not the shipment destination. The following table sets forth the geographical distribution of our sales and percentage of sales for the years ended 31 December 2011, 2012 and 2013 and for the six months ended 30 June 2014 :

							For the six months
	For the year ended 31 December						ended 30 June
	2011		2012		2013		2014
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Fabless semiconductor companies
United States	726,011	55.02%	940,370	55.26%	1,002,699	48.47%	424,553	44.11%
Mainland China and Hong Kong	430,811	32.65%	577,590	33.95%	836,771	40.44%	410,143	42.62%
Eurasia*	162,644	12.33%	183,638	10.79%	229,494	11.09%	127,731	13.27%
Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%	962,427	100.00%

*   Not including Mainland China and Hong Kong

We have a global and diversified customer base that includes IDMs, fabless semiconductor companies and systems companies. Although we are not dependent on any single customer, a significant portion of our sales is attributable to a relatively small number of our customers. For the six months ended 30 June 2014, our five largest customers accounted for 51.0% of our total sales.

The following table sets forth a breakdown of our sales by application type for the years ended 31 December 2011, 2012 and 2013 and for the six months ended 30 June 2014 :

							For the six months
	For the year ended 31 December						ended 30 June
	2011		2012		2013		2014
Region	Sales	Percentage	Sales	Percentage	Sales	Percentage	Sales	Percentage
	(in US$ thousands, except percentages)
Computing(1)	45,355	3.44%	33,448	1.97%	33,709	1.63%	27,496	2.86%
Communications(2)	553,493	41.95%	779,614	45.82%	930,234	44.96%	388,167	40.33%
Consumer(3)	595,313	45.12%	741,456	43.57%	916,999	44.32%	465,595	48.38%
Others	125,305	9.49%	147,080	8.64%	188,022	9.09%	81,169	8.43%
Total	1,319,466	100.00%	1,701,598	100.00%	2,068,964	100.00%	962,427	100.00%

Notes:

(1)                 “Computing” consists of integrated circuits such as hard disk drive controllers, DVD-ROM/CD-ROM driver, graphic processors and other components that are commonly used in desktop and notebook computers and peripherals.

(2)                 “Communications” consists of integrated circuits used in both wired and wireless data communications and telecommunications applications.

(3)                 “Consumer” consists of integrated circuits used for stand-alone DVD players, TV, set top box, game consoles, digital cameras, smart cards and toys.

Our Research and Development

Our research and development activities are principally directed toward the development and implementation of new process technology. We spent US$191.5 million, US$193.6 million and US$145.3 million, respectively in 2011, 2012 and 2013 on research and development expenses, which represented 14.5%, 11.4% and 7.0% respectively, of our sales in those respective years. Our research and development costs were partially offset by related government subsidies of US$42.6 million, US$31.0 million and US$26.9 million in 2011, 2012 and 2013, respectively, and included the costs associated with the ramp-up of a new wafer facility. We plan to continue to invest significant amounts in research and development in 2014.

As at 30 June 2014, we had been granted 4,233 patents worldwide, of which, 60 were in Taiwan, 380 were in the U.S., 3,780 were in China, and 13 were in other jurisdictions.

Our Competition and Marketing Channels

We compete internationally and domestically in mainland China with dedicated foundry service providers, as well as with semiconductor companies that allocate a portion of their fabrication capacity to foundry operations. While different players in the wafer foundry market may compete on factors such as technical competence, production speed and cycle time, time-to-market, research and development quality, available capacity, yields, customer service and price, we seek to compete on the basis of process technology capabilities, performance, quality, service and price. The level of competition differs according to the process technology involved.

Our competitors are other pure-play foundries such as TSMC, UMC and Global Foundries. Another group of potential competitors consists of IDMs that have established their own foundry capabilities including Fujitsu Limited, Samsung Electronics Co., Ltd. and IBM.

We have customer service and marketing offices located in the U.S., Europe, Japan, mainland China and Taiwan and a representative office in Hong Kong. Besides our mainland China offices, we also have offices in the U.S., Taiwan, Europe, and Japan for coordinating customer relationships in the respective markets. We also sell some products through sales agents in selected markets.

Our Equipment

The quality and level of technology of the equipment used in the semiconductor fabrication process are important because they dictate the limits of the process technology that we use. Advances in process technology cannot be achieved without corresponding advances in equipment technology. The principal pieces of equipment used by us to fabricate semiconductors are scanners, cleaners and track equipment, inspection equipment, etchers, furnaces, wet stations, strippers, implanters, sputters, CVD equipment, testers and probers. We source substantially all of our equipment from vendors located in the United States, Europe and Japan.

In implementing our capacity expansion and technology advancement plans, we expect to make significant purchases of equipment required for semiconductor fabrication. Some of the equipment is available from a limited number of vendors and/or is manufactured in relatively limited quantities, and in some cases has only recently become commercially available. Our ability to obtain certain kinds of equipment from outside of China may be subject to restrictions. See “Risk Factors — Risks Related to Conducting Operations in China-Limits placed on exports into China could substantially harm our business and operating results.”

We maintain our equipment through a combination of in-house maintenance and outside contracting to our equipment vendors. We decide whether to maintain ourselves, or subcontract the maintenance of, a particular piece of equipment based on a variety of factors, including cost, complexity and regularity of the required periodic maintenance and the availability of maintenance personnel in China. Most of our equipment vendors offer maintenance services through technicians based in China.

Our Raw Materials

Our fabrication processes uses many raw materials, primarily silicon wafers, chemicals, gases, and various types of precious and other metals. Raw material costs constituted 22%, 25% and 24% of our manufacturing costs in 2011, 2012 and 2013, respectively.

The three largest components of raw material costs, namely raw wafers, chemicals and gases, accounted for 36%, 23%, and 10%, respectively, of our raw material costs in 2011, 36%, 24%, and 10%, respectively, of our raw material costs in 2012, and 36%, 26% and 10%, respectively, of our raw material costs in 2013. Most of our raw materials generally are available from several suppliers, but substantially all of our principal materials requirements must currently be sourced from outside China.

The most important raw material used in our production is silicon in the form of raw wafers. In 2013, we purchased approximately 73.41% of our overall raw wafer requirements from our three major raw wafer suppliers. The prices of our principal raw material are not considered to be volatile.

In 2013, our largest and five largest raw materials suppliers accounted for approximately 12.2% and 40.7%, respectively, of our overall raw materials purchases. In 2012, our largest and five largest raw materials suppliers accounted for approximately 11.9% and 41.3%, respectively, of our overall raw materials purchases. In 2011, our largest and five largest raw materials suppliers accounted for approximately 11.5% and 36.7%, respectively, of our overall raw materials purchases. Most of our materials are imported free of VAT and import duties due to concessions granted to our industry in China.

Our Environmental Matters

The semiconductor production process generates gaseous chemical wastes, liquid waste, waste water, and other industrial wastes in various stages of the fabrication process. We have installed various types of pollution control equipment for the treatment of gaseous chemical waste and liquid waste and equipment for the recycling of treated water in our fabs. Our operations are subject to regulation and periodic monitoring by the PRC’s State Environmental Protection Bureau, as well as local environmental protection authorities, including those under the Shanghai Pudong Municipal Government, the Beijing Municipal Government and the Tianjin Municipal Government, which may in some cases, establish stricter standards than those imposed by the State Environmental Protection Bureau. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations, and authorise the Chinese national and local governments to suspend any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage.

We believe our pollution control measures are effective and comply with the requirements applicable to the semiconductor industry in China and comparable to other countries. Waste generated from our operations, including acid waste, alkaline waste, flammable waste, toxic waste, oxidizing waste and self-igniting waste, are collected and sorted for proper disposal. Furthermore, we have in many cases implemented waste reduction steps beyond the scope of current regulatory requirements. In addition, we continuously investigate methods to lower our energy consumption, including making existing processes more efficient and reclaiming waste heat.

The ISO 14001 standard is a voluntary standard and part of a comprehensive series of standards for environmental management published by the International Standards Organization. The ISO 14001 standard covers environmental management principles, systems and supporting techniques. SMIC first received ISO 14001 certification in August 2002.

In addition, all fabs currently in operation have been QC 080000 certified to be compliant with the hazardous substances management directives such as RoHS (Restriction of the use of certain Hazardous Substances in electrical and electronic equipment), which bans the use of various chemicals determined to be harmful to humans and the environment. Once the Shenzhen facility is in operation, it too will undergo certification for ISO 14001 and QC 080000 compliance.

We are also proactively protecting the environment by implementing energy saving measures to reduce greenhouse gas emissions. In order to calculate our greenhouse gas output and to reach a reduction goal, all SMIC sites obtained ISO 14064 certification since 2010. ISO 14064 is an international standard against which GHG emissions reports are voluntarily verified.

Our Employees

The following table sets forth, as at the dates indicated, the number of our employees serving in the capacities indicated:

	As at 31 December
Function	2011	2012	2013
Managers	898	922	951
Professionals(1)	4,297	4,164	4,440
Technicians	3,910	4,650	4,751
Clerical staff	347	238	304
Total(2)	9,452	9,974	10,446

Notes:

(1)                 Professionals include engineers, lawyers, accountants and other personnel with specialized qualifications, excluding managers.

(2)                 Includes 1, 3 and 3 temporary and part-time employees in 2011, 2012 and 2013 respectively.

Our Property

The following table sets forth the location, size and primary use of our real properties and whether such real properties are owned or leased as at 31 August 2014.

Owned(1) or
	Size		Leased (Land/
Location	(Land/Building)	Primary Use	Building)
(in square meters)
Zhangjiang High-Tech Park, Pudong New Area, Shanghai	367,895/201,772	Wafer fabrication	owned/owned
Beijing Economic and Technological Development Area	240,140/143,017	Wafer fabrication	owned/owned
Xiqing Economic Development Area, Tianjin	215,733/70,578	Wafer fabrication	owned/owned
Shenzhen Export Processing Zone, Shenzhen Pingshan New Area, Guangdong	200,060/na	Wafer fabrication	owned/na
Japan	na/35	Marketing activities	na/leased
USA	na/533	Marketing activities	na/leased
Italy	na/280	Marketing activities	na/leased
Taiwan	na/500	Marketing activities	na/leased
Hong Kong(2)	na/300	Representative Office	na/owned

Note:

(1)                 With respect to land located in China, “ownership” refers to holding a valid land use rights certificate. All land within municipal zones in China is owned by the Chinese government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees to be granted rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

(2)                 In February 2006, we purchased approximately 300 square meters of property in Hong Kong through our indirect wholly-owned subsidiary, Magnificent Tower Limited, a company incorporated in the British Virgin Islands.

The construction of our 8-inch fab in Shenzhen began in 2008. We plan to gradually increase the capacity in the Shenzhen fab based on market conditions. This project will be financed through our operating cash flows as well as through external financing.

Our right to continued use of the land is subject to our continued compliance with the land use agreement that each of our PRC subsidiaries has executed. The PRC government has reserved the right to revoke our land use rights for special eminent domain purposes, in which case the government will normally compensate us. In addition, pursuant to our domestic bank loan agreements, SMIS has pledged substantially all of its land use right to the lenders.

Our Capacity Expansion Plans

We have expanded, and plan to continue to expand, our capacity through internal growth, joint ventures and acquisitions. An increase in capacity may have a significant effect on our results of operations, both by allowing us to produce and sell more wafers and achieve higher sales, and as a cost component in the form of acquisition costs and depreciation expenses. We have increased our existing 8-inch capacities from 126,000 wafers per month in 2013 to 135,000 wafers per month in the first half of 2014 and increased the capacity of our Shanghai 12-inch facility from 12,000 12-inch wafers per month in 2013 to 14,000 12-inch wafers per month in the first half of 2014. In 2015, we plan to expand our 12- inch capacity at SMNC, and 8-inch capacity at SMIC Shenzhen.

THE BOARD OF DIRECTORS

The Board of Directors (the “Board”) has a duty to our shareholders to direct and oversee our affairs in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of our overall strategy, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of our financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of our system of internal controls. Our management is responsible for the implementation of our overall strategy and daily operations and administration. The Board has access to our senior management to discuss enquiries on management information.

As at 31 August 2014, the Board consisted of eleven (11) Directors, and two (2) alternate Directors. Our Board comprises:

				Appointment
Name of Director	Age	Position	Class	Commencement Date
Zhang Wenyi	67	Chairman and Executive Director	I	2011/6/30
Tzu-Yin Chiu	58	Chief Executive Officer and Executive Director	I	2011/8/5
Gao Yonggang	49	Chief Financial Officer, Executive Vice President, Strategic Planning, and Executive Director	I	2009/6/23 (Re-designated from Non-Executive Director to Executive Director on 2013/6/17)
William Tudor Brown	56	Independent Non-executive Director	I	2013/8/8
Chen Shanzhi	45	Non-executive Director	II	2009/6/23
Lip-Bu Tan	54	Independent Non-executive Director	II	2001/11/3
Frank Meng	54	Independent Non-executive Director	II	2011/8/23
Carmen I-Hua Chang	66	Independent Non-executive Director	II	2014/9/1
Sean Maloney	58	Independent Non-executive Director	III	2013/6/15
Zhou Jie	46	Non-Executive Director	III	2009/1/23
Lawrence Juen-Yee Lau	69	Non-Executive Director	III	2011/6/30
Datong Chen	59	Alternate Director of Lawrence Juen-Yee Lau	—	2012/5/10
Li Yonghua	39	Alternate Director of Chen Shanzhi	—	2013/10/22

Directors

Zhang Wenyi, Chairman of the Board & Executive Director

Mr. Zhang Wenyi joined SMIC in 2011 and is currently the Chairman of the Board. Mr. Zhang is an electronics industry veteran and entrepreneur well known for his achievements in both the semiconductor and CRT industries. Mr. Zhang previously served as the Chairman of the Board of Shanghai Hua Hong (Group) Co., Ltd., China’s first 8- inch foundry, and Chairman of the Board of Hua Hong Group’s subsidiary Shanghai Hua Hong NEC Electronics Co., Ltd., where he successfully transformed its business model into that of a foundry services company. He was also Chairman of Shanghai Hua Hong International, Inc., where he spearheaded the implementation of international and professional management practices. Mr. Zhang was previously General Manager of Shaanxi IRICO Color Picture Tube Plant and President and Chairman of IRICO Group Corporation. Under his leadership, IRICO stood out among fierce competition as China’s most profitable CRT manufacturer. Mr. Zhang has also served as Vice Minister of China’s Ministry of Electronics Industry. In this capacity, he oversaw the development of China’s electronic devices and components industry and was responsible for managing the Electronics Industrial Fund, which supports emerging technologies and innovation within the industry. Mr. Zhang is also the honorary chairman of China Semiconductor Industry Association. Mr. Zhang received his B.S. in electrical engineering from Tsinghua University in Beijing and holds the professional title of senior engineer. He was a member of the 11th National Committee of the Chinese People’s Political Consultative Conference.

Tzu-Yin Chiu, Chief Executive Officer & Executive Director

Dr. Tzu-Yin Chiu has over 30 years’ experience in the semiconductor industry and a track record of managing successful semiconductor manufacturing companies at the executive level. Dr. Chiu’s expertise spans technology research, business development, operations and corporate management. He began his career in the United States as a research scientist at AT&T Bell Laboratories in Murray Hill, New Jersey, rising to become the department head of its High Speed Electronics Research Department and Silicon Research Operations Department. He then joined Taiwan Semiconductor Manufacturing Corporation (TSMC), where he served as Senior Director of Fab Operations. Subsequently, Dr. Chiu became Senior Vice President of Shanghai Operations for Semiconductor Manufacturing International Corporation (SMIC). He then served as Senior Vice President and Chief Operating Officer of Hua Hong International Management and President of Hua Hong Semiconductor International in Shanghai, China. He was then appointed President and COO of Silterra Malaysia, before joining Hua Hong NEC as President and CEO in February 2009. Dr. Chiu also served as the Vice President and Chief Operating Officer of Shanghai Huali Microelectronics Corporation from 2010 to 2011. From 2005 to 2009, he was an independent director of Actions Semiconductor Co., Ltd. Dr. Chiu returned to SMIC in August 2011 as CEO and Executive Director. He is also Vice Council Chairman of China Semiconductor Industry Association (CSIA), a board member of Global Semiconductor Alliance (GSA), chairman of the board of directors of each of Semiconductor Manufacturing North China (Beijing) Corporation, Brite Semiconductor Corporation, Siltech Semiconductor (Shanghai) Corporation Limited, Semiconductor Manufacturing International (Shanghai) Corporation, Semiconductor Manufacturing International (Shenzhen) Corporation, Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Tianjin) Corporation.

Dr. Chiu earned his bachelor’s degree in electrical and systems engineering at Rensselaer Polytechnic Institute in New York, and his doctorate in electrical engineering and computer science at the University of California, Berkeley. He has also earned an executive MBA degree from Columbia University in New York. Dr. Chiu holds 40 semiconductor technology patents with 60 additional patents still pending. He is a senior member of the IEEE and has published over 30 technical articles.

Gao Yonggang, Chief Financial Officer, Executive Vice President, Strategic Planning & Executive Director

Dr. Gao Yonggang, a non-executive Director since 2009, has been appointed as Executive Vice President, Strategic Planning of the Company and has been re-designated as an executive Director since 17 June 2013. He was appointed as the Chief Financial Officer of the Company on 17 February 2014. Dr. Gao remains as a director of two subsidiaries of the Company, namely Semiconductor Manufacturing International (Beijing) Corporation and Semiconductor Manufacturing International (Shenzhen) Corporation. He is also the executive director of China Fortune-Tech Capital Co., Ltd, the Company’s joint venture with an independent third party. Dr. Gao has 29 years of experience in the area of financial management and has worked as chief financial officer or person in charge of finance in various industries, including commercial, industrial, and municipal utilities, and in various types of organisations, including state-owned enterprises, private companies, joint ventures, and government agencies. Dr. Gao was the Chief Financial Officer of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group), the chairman of Datang Capital (Beijing) Co., Ltd. and Datang Telecom Group Finance Co., Ltd., and an executive director of Datang Hi-Tech Venture Capital Investment Co., Ltd. He was also a director and the Senior Vice President of Datang Telecom Technology& Industry Holdings Co., Ltd. Dr. Gao is a standing committee member of Accounting Society of China. Dr. Gao graduated from Nankai University with a Ph.D. in management. He has conducted studies in the field of financial investment, and has been involved in a number of key research projects and publications in this area. Dr. Gao is also a Fellow of the Institute of Chartered Accountants in Australia.

Chen Shanzhi, Non-Executive Director

Dr. Chen Shanzhi has been a Director since 2009. Dr. Chen is currently the SVP, CTO and CIO of the China Academy of Telecommunications Technology (Datang Telecom Technology & Industry Group). He is also the SVP of Datang Telecom Technology & Industry Holdings Co., Ltd., where he is responsible for strategy development, technology and standards development, corporate IT, strategic alliances and cooperation, investment budget management, and external Industrial Investment. Dr. Chen received his bachelor’s degree from Xidian University, his master’s degree from the China Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications, and his Ph.D. from Beijing University of Posts and Telecommunications. Dr. Chen has 20 years of experience in the field of information and communication technology, during which he has been involved in research and development, technology and strategy management. He has published a book and nearly 100 papers in domestic and foreign academic conferences and publications, most of which were published by SCI and EI. Many of his papers have received awards. At present, he has applied for more than 10 national invention patents.

Lawrence Juen-Yee Lau, Non-Executive Director

Professor Lawrence Juen-Yee Lau has been a Director since 2011. Professor Lau received his B.S. degree (with Great Distinction) in Physics from Stanford University in 1964 and his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969, respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999 as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University upon his retirement in 2006. From 2004 to 2010, Professor Lau served as Vice-Chancellor (President) of The Chinese University of Hong Kong. From 2010 to 2014, he served as Chairman of CIC International (Hong Kong) Co., Limited. Since 2007, Professor Lau has also been serving concurrently as Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, coauthored, or edited six books and published more than 170 articles and notes in professional journals. Professor Lau serves as a member of the 12th National Committee of the Chinese People’s Political Consultative Conference and a Vice- Chairman of its Subcommittee of Economics, Vice-Chairman of the Advisory Committee of the Qianhai Shenzhen — Hong Kong Modern Service Industry Cooperation Zone of Shenzhen, as well as a director of the Chinese Association of Hong Kong and Macau Studies. Professor Lau also serves as a member of the Exchange Fund Advisory Committee of the Hong Kong Special Administrative Region, and chairman of its Governance Sub- Committees and a member of its Currency Board Sub-Committee, and as an adviser to the Hong Kong — Taiwan Economic and Cultural Cooperation and Promotion Council. He was appointed a Justice of the Peace in Hong Kong in July 2007. Professor Lau is also an independent non-executive director of CNOOC Limited and an independent director of Far EasTone Telecommunications Company, Limited.

Zhou Jie, Non-Executive Director

Mr. Zhou Jie has been a Director since 2009. Mr. Zhou is an executive director and the president of Shanghai Industrial Investment (Holding) Co. Ltd (“SIIC”) and an executive director, the vice chairman and the chief executive officer of Shanghai Industrial Holdings Limited (“SIHL”). He is a non-executive director of Shanghai Pharmaceuticals Holding Co., Ltd. He is also a director of certain subsidiaries of SIIC and SIHL. Mr. Zhou graduated from Shanghai Jiaotong University with a master’s degree in management science and engineering. He was the deputy general manager of the investment banking head office of Shanghai Wanguo Holdings Ltd. (now Shenyin & Wanguo Securities Co., Ltd.) and held the positions of chairman and general manager of Shanghai S.I. Capital Co., Ltd. He has nearly 20 years’ experience in corporate management, investment banking and capital market operation.

Frank Meng, Independent Non-Executive Director

Mr. Frank Meng has been a Director since 2011. Mr. Meng has been in the telecommunications and semiconductor industries for over 20 years. He received his BS degree in microwave and fiber optics from the Beijing University of Posts and Telecommunications and his MSEE degree from the Polytechnic University of New York. Mr. Meng joined 21Vianet Group, Inc. as President in July 2013, where he is responsible for the company’s strategic planning, branding and marketing, government affairs and strategic initiatives. Prior to joining 21Vianet, Mr. Meng served as Senior Vice President and President of Greater China for Motorola Mobility, LLC, a wholly-owned subsidiary of Google Inc., where he managed all the aspects of the company’s business and sales operations in mainland China, Hong Kong and Taiwan. From September 2002 to April 2010, Mr. Meng served as Senior Vice President and President of Greater China of Qualcomm Inc. Prior to joining Qualcomm, he was the Chief Operating Officer of Tecom Asia Group in Beijing, and he had held various senior posts at Asia.com Inc. and Leyou.com Inc., in Beijing, Infocomm International Corp., in Taipei and Allen Telecom Inc., in Cleveland, Ohio. Mr. Meng is a member of the Expert Committee for Telecommunication Economy (ECTE) of China’s Ministry of Industry and Information Technology.

Carmen I-Hua Chang, Independent Non-Executive Director

Ms. Carmen I-Hua Chang has been a Director since 1 September 2014. Ms. Chang received a graduate degree in modern Chinese history from Stanford University and a Juris Doctor from Stanford Law School. She has taught and spoken at numerous events to diverse audiences in China and the United States on cross border investments, cyber security issues, and corporate governance issues for global companies that are listed on different exchanges. Ms. Chang has been intimately involved in many of the seminal cross border transactions between China and the U.S. including the earliest investments by Goldman Sachs in China Netcom and the key transactions of companies such as Lenovo, Foxconn, Google, Tencent, Netease, CEC, China Mobile, Spreadtrum and SMIC. To all these deals she has brought her interest in and understanding of Chinese and U.S. history, corporate governance issues and the building of truly global companies. In 2012, Ms. Chang joined New Enterprise Associates, or NEA, a venture fund with over US$14 billion dollars under management, where she serves as Partner and Managing Director, Asia (Ex-India). Prior to joining NEA, she was a partner at Silicon Valley law firm, Wilson Sonsini Goodrich and Rosati, where she headed up its China practice. She is an affiliate of the Center for International Security and Cooperation at Stanford University — Stanford University’s main research organisation on international issues — as well as a fellow at the Stanford Business School and Stanford Law School’s Rock Center for Corporate Governance. Ms. Chang’s current activities are focused on investments in technology in both the U.S. and China, in particular on cross border investments, and also on research and writing on U.S.-China relations and matters of corporate governance, especially on a cross border basis. She is interested in promoting efforts to establish a truly global capital market and investment community and providing guidance to help new global companies achieve high standards of corporate governance. Ms. Chang is also currently an independent non-executive director of AAC Technologies Holdings Inc., shares of which are listed on The Stock Exchange of Hong Kong Limited (stock code: 2018).

Lip-Bu Tan, Independent Non-Executive Director

Mr. Lip-Bu Tan has been a Director since 2001 and is also a director of a subsidiary of the Company. Mr. Tan is the Founder and Chairman of Walden International, a leading venture capital firm managing over US$2.0 billion in committed capital. He concurrently serves as President and Chief Executive Officer of Cadence Design Systems, Inc., and has been a member of the Cadence Board of Directors since 2004. He also serves on the boards of Ambarella Corp., SINA, United Overseas Bank, the Global Semiconductor Alliance and several other private companies. Mr. Tan received his B.S. from Nanyang University in Singapore, his MBA from the University of San Francisco, and his M.S. in Nuclear Engineering from the Massachusetts Institute of Technology.

Sean Maloney, Independent Non-Executive Director

Mr. Sean Maloney has been a Director since 2013. Mr. Maloney spent over 30 years at Intel Corporation. He is known within the high tech industry as a visionary whose hard work and strategic planning contributed to the unprecedented global growth of the company. From August 2011 to January 2013, Mr. Maloney served as Chairman of Intel China where he was responsible for overseeing and developing the company’s strategy. Prior to this appointment, Mr. Maloney was an Executive Vice President at Intel and Co- General Manager of the corporation’s Intel Architecture Group (IAG). He was responsible for architecting, developing, and marketing Intel’s platform solutions for all computing segments including: data centers, desktops, laptops, netbooks/net-tops, handhelds, embedded devices, and consumer electronics. In this capacity, Mr. Maloney focused on business and operations with over one half of the company reporting to him. He also previously ran the company’s Communications Group. Over the years, Mr. Maloney has been recognised for his keen understanding and abilities globally in sales and marketing as well as strategic planning. He served as the Chief of Sales and Marketing Worldwide for the company.

William Tudor Brown, Independent Non-Executive Director

Mr. William Tudor Brown has been a Director since 2013. He is a Chartered Engineer, a Fellow of the Institution of Engineering and Technology and a Fellow of the Royal Academy of Engineering. He holds a MA (Cantab) Degree in Electrical Sciences from Cambridge University. Mr. Brown was one of the founders of ARM Holdings plc, a British multinational semiconductor and software design company listed on London Stock Exchange and NASDAQ. In ARM Holdings plc, he served as President during the period from July 2008 to May 2012. His previous roles include Engineering Director and Chief Technology Officer, EVP Global Development and Chief Operating Officer. He had responsibility for developing high-level relationships with industry partners and governmental agencies and for regional development. Before joining ARM Holdings plc, Mr. Brown was Principal Engineer at Acorn Computers and worked exclusively on the ARM R&D programme since 1984. Mr. Brown served as a director at ARM Holdings plc from October 2001 to May 2012. He was also a director of ARM Ltd. From May 2005 to Feb 2013, he was a director of ANT Software PLC (a company listed on AIM of London Stock Exchange). Mr. Brown served on the UK Government Asia Task Force until May 2012. He currently sits on the advisory board of Annapurna Labs. Currently, Mr. Brown is a director of Tessera Technologies, Inc. (a company listed on NASDAQ), an independent non-executive director and a member of the Compensation Committee of Lenovo Group Limited (a company listed on Main Board of The Stock Exchange of Hong Kong Limited) and an independent non-executive director of P2i Limited, a world leader in liquid repellent nano-coating technology.

Datong Chen, Alternate Director to Professor Lawrence Juen-Yee Lau

Dr. Datong Chen has been an Alternate Director to Professor Lawrence Juen-Yee Lau, a non- executive Director of the Company, since 2012. Dr. Chen has more than 20 years of investment and operations experience in the communications technology and semiconductor industries. He is the co-founder and managing director of WestSummit Capital Management Limited. Prior to co-founding WestSummit Capital, Dr. Chen was a venture partner at Northern Light Venture Capital, where he led investments in the semiconductor industry. Dr. Chen was also one of the founders of Spreadtrum Communications, Inc. He has been a director of Spreadtrum since 2004, and served as Spreadtrum’s chief technology officer from 2001 to 2008. Prior to that, he co-founded

OmniVision Technologies, Inc. and served as vice president of technology from 1995 to 2000. Dr. Chen holds a Bachelor of Science degree, master’s degree and Ph.D. degree in electrical engineering from Tsinghua University, and served as a post-doctoral researcher at both the University of Illinois and Stanford University. He holds over 34 U.S. and European patents.

Li Yonghua, Alternate Director to Dr. Chen Shanzhi

Mr. Li Yonghua has been an alternate Director to Dr. Chen Shanzhi, a non-executive Director of the Company, since October 2013. Mr. Li is currently General Legal Consultant of the China Academy of Telecommunications Technology. From August 2010 till now, Mr. Li has been a director of Datang Telecom Technology Co., Ltd. (a company listed on the Shanghai Stock Exchange). Respectively from June 2011 and December 2011 till now, Mr. Li is also General Legal Consultant and Vice President and General Manager of Operation Management of Datang Telecom Technology & Industry Holdings Co., Ltd. Mr. Li served in Dongming County People’s Procuratorate of Shandong Province as a civil servant from 1996 to 2005. He was Legal Manager of Jinbangxin Assets Management Company and Chief Law Officer of Hanwang Technology Co., Ltd. He was also Vice Legal General Manager, General Manager and Supervisor of Datang Telecom Technology & Industry Holdings Co., Ltd. from 2008 to 2010. Mr. Li holds a Bachelor of Law degree from Shandong Normal University and a Master of Law degree from Peking University.

Board Committees

Compensation Committee

As at the date of this Offering Circular, the members of our Compensation Committee (“Compensation Committee”) were Mr. Lip-Bu Tan (Chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members has been an executive officer or employee of the Group.

The Compensation Committee reports its work, findings and recommendations to the Board periodically but not less than four times per year.

The Compensation Committee meets at least four times per year and on such other occasions as may be required to discuss and vote upon significant issues affecting our compensation policy. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meetings are dispatched to Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after a Compensation Committee meeting is held, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Audit Committee

As at the date of this Offering Circular, our Audit Committee (“Audit Committee”) consisted of three members, namely Mr. Lip-Bu Tan (Chairman of Audit Committee), Mr. Zhou Jie and Mr. Frank Meng. None of these members has been an executive officer or employee of the Group. In addition to acting as one of our Audit Committee members, Mr.

Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with Section 303A.07(a) of the Listed Company Manual of the NYSE, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on our Audit Committee.

The Audit Committee reports its work, findings and recommendations to the Board regularly. In addition, the Audit Committee meets with our external auditor at least twice a year.

The Audit Committee meets in person at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the Corporate Governance Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within a reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

Nomination Committee

As at the date of this Offering Circular, our Nomination Committee (“Nomination Committee”) comprised Mr. Zhang Wenyi (Chairman of Nomination Committee), Mr. Frank Meng and Mr. Lip-Bu Tan.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and assists the Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Nomination Committee meeting, minutes are circulated to the Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting.

TERMS AND CONDITIONS OF THE BONDS

The following, subject to completion and amendment, and save for the paragraphs in italics, is the text of the Terms and Conditions of the Bonds which will appear on the reverse of each of the definitive certificates evidencing the Bonds:

The issue of the US$500,000,000 aggregate principal amount of 4.125 per cent. Bonds due 2019 (the “Bonds”, which term shall include, unless the context requires otherwise, any further bonds issued in accordance with Condition 16 and consolidated and forming a single series therewith) of Semiconductor Manufacturing International Corporation (the “Issuer”) was authorised by the Board of Directors of the Issuer on 6 August 2014. The Bonds are constituted by the trust deed ((as amended or supplemented from time to time) the “Trust Deed”) to be dated on or about 7 October 2014 (the “Issue Date”) between the Issuer and The Bank of New York Mellon, (the “Trustee”, which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the holders (as defined below) of the Bonds. These terms and conditions (the “Conditions”) include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Bonds. The Bondholders (as defined below) are entitled to the benefit of, and are bound by, and are deemed to have notice of, all of the provisions of the Trust Deed, and are deemed to have notice of those provisions applicable to them of the agency agreement dated on or about 7 October 2014 (the “Agency Agreement”) relating to the Bonds between the Issuer, the Trustee, The Bank of New York Mellon, as principal paying agent (collectively, the “Principal Agent”), The Bank of New York Mellon, as registrar (the “Registrar”) and as transfer agent (the “Transfer Agent”) and the other paying agents and transfer agents appointed under it (each a “Paying Agent”, a “Transfer Agent” and, together with the Registrar, the Transfer Agent and the Principal Agent, the “Agents” and which shall, where applicable, include the Singapore Agent (as defined in Condition 6)) relating to the Bonds. References to the “Principal Agent”, the “Registrar”, the “Transfer Agent” and “Agents” below are references to the principal agent, the registrar, the transfer agent and the agents for the time being for the Bonds.

Copies of the Trust Deed and of the Agency Agreement are available for inspection during usual business hours at the principal office for the time being of the Trustee (presently at 101 Barclay Street, New York, New York 10286, United States) and at the specified offices for the time being of each of the Agents.

Unless otherwise defined, terms used in these Conditions have the meanings specified in the Trust Deed. In these Conditions, “Bondholder” and (in relation to a Bond) “holder” mean the person in whose name a Bond is registered.

1                         Form, Denomination and Title

(A)               Form and Denomination

The Bonds are in registered form in the denomination of US$200,000 and integral multiples of US$1,000 in excess thereof (an “Authorised Denomination”). A bond certificate (each a “Certificate”) will be issued to each Bondholder in respect of its registered holding of Bonds. Each Certificate will be numbered serially with an identifying number which will be recorded on the relevant Certificate and in the register of Bondholders (the “Register”) which the Issuer will procure to be kept by the Registrar.

Upon issue, the Bonds offered outside the United States in reliance on Regulation S will be represented by the Regulation S Global Bond Certificate registered in the name of a nominee of, and deposited with a custodian for, DTC for the accounts of Euroclear and Clearstream, Luxembourg and the Bonds offered within the United States to QIBs in compliance with the exemption from registration provided by Rule 144A will be represented by a Rule 144A Global Bond Certificate registered in the name of, and deposited with a custodian for, DTC. The Conditions are modified by certain provisions contained in the Regulation S Global Bond Certificate and the Rule 144A Global Bond Certificate. See “The Global Certificates”.

(B)               Title

Title to the Bonds will pass only by transfer and registration in the Register as described in Condition 3. The holder of any Bond will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Certificate issued in respect of it) and no person will be liable for so treating the holder.

2                         Status

The Bonds constitute direct, unconditional, unsubordinated and (subject to Condition 4) unsecured obligations of the Issuer and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Issuer under the Bonds shall, save for such exceptions as may be provided by mandatory provisions of applicable legislation and subject to Condition 4, at all times rank at least equally with all of its other present and future unsecured and unsubordinated obligations.

3                         Transfers of Bonds; Issue of Certificates

(A)               Register

The Issuer will cause the Register to be kept at the specified office of the Registrar outside the United Kingdom and Hong Kong and in accordance with the terms of the Agency Agreement on which shall be entered the names and addresses of the holders of the Bonds and the particulars of the Bonds held by them and of all transfers and redemptions of the Bonds. Each Bondholder shall be entitled to receive only one Certificate in respect of its entire holding of Bonds.

(B)               Transfer

Bonds may, subject to Conditions 3(E) and 3(F) and the terms of the Agency Agreement, be transferred in whole or in part in an Authorised Denomination by delivery of the Certificate issued in respect of that Bond, with the form of transfer on the back duly completed and signed by the holder or his attorney duly authorised in writing, to the specified office of either the Registrar or any of the Transfer Agents, together with such evidence as the Registrar or such Transfer Agent may reasonably require to prove the title of the transfer and the authority of the individuals who have executed the form of transfer. In the case of a transfer of part only of a holding of Bonds (being that of one or more Bonds) represented by one Certificate, a new Certificate shall be issued to the transferee in respect of the part transferred and a further new Certificate in respect of the balance of the holding not transferred shall be issued to the transferor. In the case of a transfer of Bonds to a person who is already a holder of Bonds, a new Certificate representing the enlarged holding shall only be issued against surrender of the Certificate representing the existing holding. No transfer of a Bond will be valid unless and until entered on the Register. A Bond may be registered only in the name of, and transferred only to, a named person (or persons, not exceeding four in number).

Transfers of interests in the Bonds evidenced by either the Regulation S Global Bond Certificate or a Rule 144A Global Bond Certificate (each a “Global Certificate”) will be effected in accordance with the rules of the relevant clearing systems. No transfer of title to a Bond will be valid unless and until entered on the Register.

(C)               Delivery of New Certificates

Each new Certificate to be issued upon a transfer of Bonds will, within three business days of receipt by the Registrar or, as the case may be, any other relevant Agent of the original Certificate and the form of transfer duly completed and signed, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder entitled to the Bonds (but free of charge to the holder and at the Issuer’s expense) to the address specified in the form of transfer.

Except in the limited circumstances described herein (see “The Global Certificates”), owners of interests in the Bonds will not be entitled to receive physical delivery of Certificates.

Where only part of a principal amount of the Bonds (being that of one or more Bonds) in respect of which a Certificate is issued is to be transferred, redeemed or repurchased, a new Certificate in respect of the Bonds not so transferred, redeemed or repurchased will, within five business days of delivery of the original Certificate to the Registrar or, as the case may be, any other relevant Agent, be made available for collection at the specified office of the Registrar or such other relevant Agent or, if so requested in the form of transfer, be mailed by uninsured mail at the risk of the holder of the Bonds not so transferred, redeemed or repurchased (but free of charge to the holder and at the Issuer’s expense) to the address of such holder appearing on the Register.

For the purposes of this Condition 3, “business day” means a day (other than a Saturday or Sunday) on which commercial banks are open for business in the city in which the specified office of the Registrar (if a Certificate is deposited with it in connection with a transfer) or the relevant Transfer Agent, with whom a Certificate is deposited in connection with a transfer, is located.

(D)              Formalities Free of Charge

Subject to Conditions 3(E) and 3(F), registration of a transfer of Bonds and issuance of new Certificates will be effected without charge by or on behalf of the Issuer, the Registrar or any Transfer Agent, but upon payment of any tax or other governmental charges that may be imposed in relation to it (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require).

(E)               Restricted Transfer Periods

No Bondholder may require the transfer of a Bond to be registered (a) during the period of fifteen days ending on (and including) the dates for payment of any principal or interest pursuant to the Conditions; or (b) after a Change of Control Put Exercise Notice (as defined in Condition 7(D)) has been deposited in respect of such Bond pursuant to Condition 7(D). Each such period is a “Restricted Transfer Period”.

(F)                Regulations

All transfers of Bonds and entries on the Register will be made in accordance with the detailed regulations concerning transfers of Bonds scheduled to the Agency Agreement. The regulations may be changed with agreement between the Issuer, the Registrar and the Trustee. A copy of the current regulations will be made available by the Registrar to any Bondholder upon request.

4                         Negative Pledge

So long as any Bond remains outstanding (as defined in the Trust Deed), the Issuer will not, and will ensure that none of its Principal Subsidiaries will create, or have outstanding, any mortgage, charge, lien, pledge or other security interest (each a “Charge”) (other than a security interest arising by operation of law or a Permitted Charge) upon the whole or any part of its present or future undertaking, assets or revenues (including any uncalled capital) to secure any Relevant Indebtedness, or any guarantee or indemnity in respect of any Relevant Indebtedness, unless at the same time or prior thereto according to the Bonds:

(a)                the same security as is created or subsisting to secure any such Relevant Indebtedness, guarantee or indemnity; or

(b)               such other security as shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Bondholders.

In these Conditions:

“Permitted Charge” means:

(i)                    any Charge over any assets (or related documents of title) purchased by the Issuer or any of its Subsidiaries as security for all or part of the purchase price of such assets and any substitute security created on those assets in connection with the refinancing (together with interest, fees and other charges attributable to such refinancing) of the indebtedness secured on those assets; or

(ii)                 any Charge over any assets (or related documents of title) purchased by the Issuer or any of its Subsidiaries subject to such Charge and any substitute security created on those assets in connection with the refinancing (together with the interest, fees and other charges attributable to such refinancing) of the indebtedness secured on those assets;

“Principal Subsidiary” means any Subsidiary of the Issuer:

(a)                whose gross revenues (consolidated in the case of a Subsidiary which has Subsidiaries) attributable to the Issuer, as shown by its latest audited profit and loss account, are at least 10 per cent. of the consolidated gross revenues as shown by the latest published audited profit and loss account of the Issuer and its consolidated Subsidiaries, including, for the avoidance of doubt, the Issuer and its consolidated Subsidiaries’ share of revenues of Subsidiaries not consolidated and of associated entities and after adjustments for minority interests; or

(b)               whose gross assets (consolidated in the case of a Subsidiary which itself has Subsidiaries) attributable to the Issuer, as shown by its latest audited balance sheet, are at least 10 per cent. of the consolidated gross assets of the Issuer and its Subsidiaries as shown by the latest published audited consolidated balance sheet of the Issuer and its Subsidiaries, including the investment of the Issuer and its consolidated Subsidiaries in each Subsidiary whose accounts are not consolidated with the consolidated audited accounts of the Issuer and of associated companies and after adjustment for minority interests;

provided that, in relation to paragraphs (a) and (b) above of this definition:

(i)                     in the case of a corporation or other business entity becoming a Subsidiary after the end of the financial period to which the latest consolidated audited accounts of the Issuer relate, the reference to the then latest consolidated audited accounts of the Issuer and its Subsidiaries for the purposes of the calculation above shall, until consolidated audited accounts of the Issuer for the financial period in which the relevant corporation or other business entity becomes a Subsidiary are published be deemed to be a reference to the then latest consolidated audited accounts of the Issuer and its Subsidiaries adjusted to consolidate the latest audited accounts (consolidated in the case of a Subsidiary which itself has Subsidiaries) of such Subsidiary in such accounts;

(ii)                  if at any relevant time in relation to the Issuer or any Subsidiary which itself has Subsidiaries no consolidated accounts are prepared and audited, gross revenue or gross assets of the Issuer and/or any such Subsidiary shall be determined on the basis of pro forma consolidated accounts prepared for this purpose by the Issuer for the purposes of preparing a certificate thereon to the Trustee;

(iii)               if at any relevant time in relation to any Subsidiary, no accounts are audited, its gross revenue or gross assets (consolidated, if appropriate) shall be determined on the basis of pro forma accounts (consolidated, if appropriate) of the relevant Subsidiary prepared for this purpose by the Issuer for the purposes of preparing a certificate thereon to the Trustee; and

(iv)              if the accounts of any subsidiary (not being a Subsidiary referred to in proviso (i) above) are not consolidated with those of the Issuer, then the determination of whether or not such subsidiary is a Principal Subsidiary shall be based on a pro forma consolidation of its accounts (consolidated, if appropriate) with the consolidated accounts (determined on the basis of the foregoing) of the Issuer; or

(c)                to which is transferred all or substantially all of the business, undertaking and assets of another Subsidiary which immediately prior to such transfer is a Principal Subsidiary, whereupon (A) in the case of a transfer by a Principal Subsidiary, the transferor Principal Subsidiary shall immediately cease to be a Principal Subsidiary and (B) the transferee Subsidiary shall immediately become a Principal Subsidiary, provided that on or after the date on which the relevant financial statements for the financial period current at the date of such transfer are published, whether such transferor Subsidiary or such transferee Subsidiary is or is not a Principal Subsidiary shall be determined pursuant to the provisions of the sub-paragraphs above.

A certificate prepared by a director or an authorised representative of the Issuer, stating that in his or her opinion, a Subsidiary is or is not, or was or was not, a Principal Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties;

“Relevant Indebtedness” means any indebtedness which is in the form of, or represented or evidenced by, bonds, notes, debentures, loan stock, bearer participation certificates, depositary receipts, certificates of deposit or other similar securities or instruments which for the time being are, or are intended to be or are capable of being, quoted, listed, dealt in or traded on any stock exchange or over-the-counter or other securities market but shall not include any financing of the acquisition of assets if (i) by the terms of such financing it is expressly provided that the holders of the resulting indebtedness shall look to the assets financed and the revenues to be generated by the operation of, or loss of or damage to, such assets as the sole source of repayment for the moneys advanced and payment of interest thereon and (ii) such financing is not guaranteed by the Issuer or any of its Subsidiaries. For the avoidance of doubt, any loans raised by the Issuer or any of its Subsidiaries under a bilateral or syndicated loan agreement are not included in this definition of “Relevant Indebtedness”; and

a “Subsidiary” of any person means (a) any company or other business entity of which that person owns or controls (either directly or through one or more other Subsidiaries) more than 50 per cent. of the issued share capital or other ownership interest having ordinary voting power to elect directors, managers or trustees of such company or other business entity, or (b) any company or other business entity which at any time has its accounts consolidated with those of that person or which, under the law, regulations or generally accepted accounting principles of the jurisdiction of incorporation of such person from time to time, should have its accounts consolidated with those of that person.

5                         Interest

The Bonds bear interest on their outstanding principal amount from and including 7 October, 2014 at the rate of 4.125 per cent. per annum, payable semi-annually in arrear on 7 April and 7 October in each year (each an “Interest Payment Date”). Each Bond will cease to bear interest from the due date for redemption unless, upon surrender of the Certificate representing such Bond, payment of principal or premium (if any) is improperly withheld or refused. In such event such unpaid amount shall continue to bear interest at such rate (both before and after judgment) until whichever is the earlier of (a) the day on which all sums due in respect of such Bond up to that day are received by or on behalf of the relevant holder and (b) the day seven days after the Trustee or the Principal Agent has notified Bondholders of receipt of all sums due in respect of all the Bonds up to that seventh day (except to the extent that there is failure in the subsequent payment to the relevant holders under these Conditions). If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of twelve months of 30 days each and, in the case of an incomplete month, the number of days elapsed.

6                         Payments

(A)               Method of Payment

(i)                    Payments of principal and premium (if any) shall be made (subject to surrender of the relevant Certificates at the specified office of any Transfer Agent or of the Registrar if no further payment falls to be made in respect of the Bonds represented by such Certificates) in the manner provided in paragraph (ii) below.

(ii)                 Interest on each Bond shall be paid to the person shown on the Register at the close of business on the fifteenth business day before the due date for payment thereof (the “Record Date”). Payments of interest on each Bond shall be made in the relevant currency by cheque drawn on a bank in New York City and mailed to the holder (or to the first named of joint holders) of such Bond at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent before the Record Date, such payment of interest may be made by transfer to an account in the relevant currency maintained by the payee with a bank.

If an amount which is due on the Bonds is not paid in full, the Registrar will annotate the Register with a record of the amount (if any) in fact paid.

(B)               Fiscal Laws

All payments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment, but without prejudice to the provisions of Condition 8. No commissions or expenses shall be charged to the Bondholders in respect of such payments.

(C)               Payment Initiation

Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a business day (as defined below in Condition 6(E)), for value on the first following day which is a business day) will be initiated and, where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the holder otherwise than by ordinary mail, expense of the holder) on the due date for payment (or, if it is not a business day, the immediately following business day) or, in the case of a payment of principal, if later, on the business day on which the relevant Certificate is surrendered at the specified office of an Agent.

(D)              Delay In Payment

Bondholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due if the due date is not a business day, if the Bondholder is late in surrendering its Certificate (if required to do so) or if a cheque mailed in accordance with this Condition arrives after the due date for payment.

(E)               Business Day

In this Condition 6 and Condition 7, “business day” means a day other than a Saturday or Sunday on which commercial banks are open for business in New York City and the city in which the specified office of the Principal Agent is located and, in the case of the surrender of a Certificate, in the place where the Certificate is surrendered.

(F)                Agents

The initial Agents and their initial specified offices are listed below. The Issuer reserves the right at any time, with the prior written approval of the Trustee, to vary or terminate the appointment of any Agent and appoint additional or replacement Agents provided that they will maintain (i) a Principal Agent, (ii) an Agent having a specified office in Singapore where the Bonds may be presented or surrendered for payment or redemption, so long as the Bonds are listed on the SGX-ST and the rules of that exchange so require (and such agent in Singapore shall be a Paying and Transfer Agent and shall be referred to in these

Conditions as the “Singapore Agent”) and (iii) if requested by the Trustee, a Paying Agent with a specified office in a European Union member state that will not be obliged to withhold or deduct tax pursuant to any law implementing European Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000, and (iv) a Registrar with a specified office outside Hong Kong and the United Kingdom. Notice of any changes in any Agent or their specified offices will promptly be given to the Bondholders.

So long as the Bonds are listed on the SGX-ST and the rules of SGX-ST so require, the Issuer shall appoint and maintain a paying agent in Singapore, where the Bonds may be presented or surrendered for payment or redemption in the event that a Global Certificate is exchanged for a definitive Certificate. In addition, in the event that a Global Certificate is exchanged for a definitive Certificate, an announcement of such exchange shall be made through the SGX-ST and such announcement will include all material information with respect to the delivery of the definitive Certificates, including details of the paying agent in Singapore.

7                         Redemption, Purchase and Cancellation

(A)               Maturity

Unless previously redeemed or purchased and cancelled as provided herein, the Issuer will redeem each Bond at its principal amount on 7 October 2019 (the “Maturity Date”). The Issuer may not redeem the Bonds at its option prior to that date except as provided in Condition 7(B) or 7(C) (but without prejudice to Condition 9).

(B)               Redemption for Taxation Reasons

(i)                    The Issuer may redeem all and not some only of the Bonds, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice (a “Tax Redemption Notice”) to the Bondholders in accordance with Condition 10 (which notice shall be irrevocable), on the date specified in the Tax Redemption Notice for redemption (the “Tax Redemption Date”) at their principal amount (together with interest accrued to the date fixed for redemption), if (a) the Issuer satisfies the Trustee immediately prior to the giving of such notice that it has or will become obliged to pay Additional Tax Amounts as provided or referred to in Condition 8 as a result of any change in, or amendment to, the laws or regulations of the Cayman Islands or Hong Kong or, in each case, any political subdivision or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 25 September 2014, and (b) such obligation cannot be avoided by the Issuer taking commercially reasonable measures available to it, provided that no Tax Redemption Notice shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such Additional Tax Amounts were a payment in respect of the Bonds then due. Prior to the publication of any Tax Redemption Notice pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two directors of the Issuer stating that the obligation referred to in (a) above cannot be avoided by the Issuer taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the Condition precedent set out in (b) above of this Condition 7(B)(i), in which event it shall be conclusive and binding on the Bondholders.

On the Tax Redemption Date, the Issuer (subject to Condition 7(B)(ii)) shall redeem the Bonds at their principal amount (together with interest accrued to the date fixed for redemption).

(ii)                 If the Issuer gives a Tax Redemption Notice pursuant to Condition 7(B)(i), each Bondholder will have the right to elect that his Bond(s) shall not be redeemed and that the provisions of Condition 8 shall not apply in respect of any payment of principal, premium or interest (if any) to be made in respect of such Bond(s) which falls due after the relevant Tax Redemption Date, whereupon no additional amounts shall be payable by the Issuer in respect thereof pursuant to Condition 8 and payment of all amounts by the Issuer to such holder in respect of such Bond(s) shall be made subject to the deduction or withholding of any tax required to be deducted or withheld. To exercise a right pursuant to this Condition 7(B)(ii), the holder of the relevant Bond must complete, sign and deposit at the specified office of any Paying Agent a duly completed and signed notice of exercise, in the form for the time being current, obtainable from the specified office of any Paying Agent together with the Certificate evidencing the relevant Bond(s) on or before the day falling 10 days prior to the Tax Redemption Date.

(C)               Redemption at the Option of the Issuer

At any time prior to 7 October 2019, the Issuer may redeem the Bonds, in whole but not in part, by giving not more than 60 nor less than 30 days’ irrevocable notice to the Bondholders, at a redemption price equal to 100 per cent. of the principal amount of the Bonds redeemed, plus the Applicable Premium as at, and accrued and unpaid interest, if any, to the redemption date, subject to the rights of Bondholders on the relevant Record Date to receive interest on the relevant Interest Payment Date.

For the purposes of this Condition 7(C):

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield in maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Applicable Premium” means with respect to a Bond at any redemption date, the greater of (a) 1.00 per cent. of the principal amount of such Bond and (b) the excess of (i) the present value at such redemption date of 100 per cent. of the principal amount of such Bond, plus all required remaining scheduled interest payments due on such Bond through 7 October 2019 (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Adjusted Treasury Rate plus 30 basis points, over (ii) the principal amount of such Bond on such redemption date.

“Comparable Treasury Issue” means the U.S. Treasury security having a maturity comparable to the remaining term of the Bonds to be redeemed that would be utilised, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Bonds.

“Comparable Treasury Price” means, with respect to any redemption date:

(i)                    the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (of any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3 : 30 p.m. Quotations for U.S. Government Securities;” or

(ii)                 if such release (or any successor release) is not published or does not contain such prices on such business day, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if fewer than three such Reference Treasury Dealer Quotations are available, the average of all such quotations.

“Reference Treasury Dealer” means each of any three investment banks of recognised standing that is a primary U.S. Government securities dealer in New York City, selected by the Issuer in good faith.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to such Trustee by such Reference Treasury Dealer at 5 : 00 p.m. on the third business day preceding such redemption date.

(D)              Redemption for Change of Control

Following the occurrence of a Change of Control (as defined below), the holder of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of such holder’s Bonds on the Change of Control Redemption Date at their principal amount (together with interest accrued to the date fixed for redemption). To exercise such right, the holder of the relevant Bond must deposit at the specified office of any Paying Agent a duly completed and signed notice of redemption, in the form for the time being current, obtainable from the specified office of any Paying Agent (a “Change of Control Put Exercise Notice”), together with the Certificate evidencing the Bonds to be redeemed by not later than 30 days following a Change of Control, or, if later, 30 days following the date upon which notice thereof is given to Bondholders by the Issuer in accordance with Condition 10. The “Change of Control Put Date” shall be the fourteenth day after the expiry of such period of 30 days as referred to above.

A Change of Control Put Exercise Notice, once delivered, shall be irrevocable and may not be withdrawn without the Issuer’s consent. The Issuer shall redeem the Bonds the subject of the Change of Control Put Exercise Notice (subject to delivery of the relevant Certificate as aforesaid) on the Change of Control Put Date.

Within 14 days after it becomes aware of the occurrence of a Change of Control, the Issuer shall give notice thereof to the Trustee and to the Bondholders in accordance with Condition 10. The notice regarding the Change of Control shall contain a statement informing Bondholders of their entitlement to exercise their rights to require redemption of their Bonds pursuant to this Condition. Such Notice shall also specify: (a) the date of such Change of Control and, all information material to Bondholders concerning the Change of Control; (b) the Change of Control Put Date; (c) the last date by which a Change of Control Put Exercise Notice must be given; (d) the procedures that Bondholders must follow and the requirements that Bondholders must satisfy in order to exercise the Change of Control Put Right; and (e) the information required by Condition 7(G).

Neither the Agents nor the Trustee shall be required to monitor or to take any steps to ascertain whether a Change of Control or any event which could lead to a Change of Control has occurred or may occur.

For the purposes of this Condition 7(D):

“Control” means (a) the beneficial ownership or control of more than 50 per cent. of the Voting Rights of the issued share capital of the Issuer, or (b) the right to appoint and/or remove all or the majority of the members of the Issuer’s board of directors or other governing body, whether obtained directly or indirectly, and whether obtained by ownership of share capital, the possession of Voting Rights, contract or otherwise.

a “Change of Control” occurs when:

(iii)              any person or persons acting together acquires Control of the Issuer provided that such person or persons does not or do not have, and would not be deemed to have, Control of the Issuer on the Issue Date; or

(iv)             the Issuer consolidates with or merges into or sells or transfers all or substantially all of the assets of the Issuer to any other person or persons acting together unless the consolidation, merger, sale or transfer will not result in the other person or persons acquiring Control over the Issuer or successor entity.

For the avoidance of doubt, any person Controlled (as defined by this Condition 7(D)) by the State Owned Assets Supervision and Administration Commission (“SASAC”), the State Council of the PRC and/or the PRC Government shall not be deemed to be acting together with any other person so Controlled by virtue of that fact alone (and absent any other factors which may result in such persons being treated as acting together under this definition).

“person” includes any individual, company, corporation, firm, partnership, joint venture, undertaking, association, organisation, trust, state or agency of a state (in each case whether or not being a separate legal entity) but does not include the Issuer’s Board of Directors or any other governing board and does not include the Issuer’s wholly-owned direct or indirect Subsidiaries.

“PRC” means the People’s Republic of China.

“PRC Government” means the government of the PRC, including all governmental subdivisions and its organs or, as the context requires, any of them.

“Voting Rights” means the right generally to vote at a general meeting of shareholders of the Issuer (including, at the time, stock of any other class or classes which shall have, or might have, voting power by reason of the happening of any contingency).

(E)               Purchase

The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(F)                Cancellation

All Bonds which are redeemed or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

(G)              Redemption Notices

All notices to Bondholders given by or on behalf of the Issuer pursuant to this Condition 7 will be irrevocable and will be given in accordance with Condition 10 specifying: (a) the date for redemption; (b) the manner in which redemption will be effected; (c) the aggregate principal amount of the Bonds outstanding as at the latest practicable date prior to the publication of the notice; and (d) such other information as the Trustee may require.

No notice of redemption given under Condition 7(B) or Condition 7(C) shall be effective if it specifies a date for redemption which falls during a Restricted Transfer Period or within 15 days following the last day of a Restricted Transfer Period.

If more than one notice of redemption is given (being a notice given by either the Issuer or a Bondholder pursuant to this Condition), the first in time shall prevail. Neither the Trustee nor the Agents shall be responsible for calculating or verifying any calculations of any amounts payable under these Conditions.

8                         Taxation

All payments made by or on behalf of the Issuer in respect of the Bonds shall be made free from any restriction or condition and be made without deduction or withholding for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of the Cayman Islands, Hong Kong or any authority thereof or therein having power to tax, unless deduction or withholding of such taxes, duties, assessments or governmental charges is compelled by law.

In such event, the Issuer shall pay such additional amounts (“Additional Tax Amounts”) as will result in the receipt by the Bondholders of such amounts as would have been received by them had no such deduction or withholding been required, except that no Additional Tax Amounts shall be payable in respect of any Bond:

(i)                    Other connection: to a holder (or to a third party on behalf of a holder) who is liable to such taxes, duties, assessments or governmental charges in respect of such Bond by reason of his having some connection with the Cayman Islands or Hong Kong, other than the mere holding of the Bond or by the receipt of amounts in respect of the Bond;

(ii)                 Presentation more than 30 days after the relevant date: (in the case of a payment of principal) if the Certificate in respect of such Bond is surrendered more than 30 days after the Relevant Date except to the extent that the holder of it would have been entitled to such additional amounts on surrendering the relevant Certificate for payment on the last day of such period of 30 days;

(iii)              Payment to individuals: where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any law implementing European Union Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv)             Payment by another Paying Agent: presented for payment by or on behalf of a Bondholder who would have been able to avoid such withholding or deduction by presenting the relevant Bond to another Paying Agent in a Member State of the European Union.

Notwithstanding anything to the contrary in the preceding paragraph, none of the Issuer, any paying agent or any other person shall be required to pay any additional amounts with respect to any withholding or deduction imposed on or in respect of any Bond pursuant to Section 1471 to 1474 of the U.S. Internal Revenue Code of 1986 (“FATCA”), any treaty, law, regulation, or other guidance implementing FATCA, or any agreement between the Issuer, a paying agent, or any other person and the United States, any other jurisdiction, or any authority of any of the foregoing implementing FATCA.

“Relevant Date” means whichever is the later of (a) the date on which such payment first becomes due and (b) if the full amount payable has not been received by the Trustee or the Principal Agent on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Bondholders and cheques despatched or payment made.

References in these Conditions to principal, premium and interest shall be deemed also to refer to any additional amounts which may be payable under this Condition or any undertaking or covenant given in addition thereto or in substitution therefor pursuant to the Trust Deed.

9                         Events of Default

If any of the following events (each an “Event of Default”) occurs the Trustee at its discretion may, and if so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding, or if so directed by an Extraordinary Resolution, shall (subject in either case to being indemnified and/or secured and/or prefunded by the holders to its satisfaction), give notice to the Issuer that the Bonds are, and they shall immediately become due and repayable at their principal amount (together (if applicable) with accrued interest (subject as provided below) if:

(i)                    Non-Payment: the Issuer fails to pay the principal, premium or interest on any of the Bonds when due and the default continues for a period of 10 days; or

(ii)                 Breach of Other Obligations: the Issuer does not perform or comply with any one or more of its other obligations in the Bonds or the Trust Deed which default is incapable of remedy or, if capable of remedy, is not remedied within 30 days after notice of such default shall have been given to the Issuer by the Trustee; or

(iii)              Cross-Default: (a) any other present or future indebtedness of the Issuer or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity by reason of any actual or potential default, event of default or the like (howsoever described), or (b) any such indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (c) the Issuer or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for, or indemnity in respect of, any moneys borrowed or raised, provided that the aggregate amount of the relevant indebtedness, guarantees and indemnities in respect of which one or more of the events mentioned above in this Condition 9(iv) have occurred equals or exceeds US$50,000,000 or its equivalent (as determined on the basis of the middle spot rate for the relevant currency against the U.S. dollar as quoted by any leading bank on the day on which such indebtedness becomes due and payable or is not paid or any such amount becomes due and payable or is not paid under any such guarantee or indemnity); or

(iv)             Enforcement Proceedings: a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any material part of the property, assets or revenues of the Issuer or any of its Principal Subsidiaries and is not discharged or stayed within 30 days; or

(v)                Security Enforced: any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by the Issuer or any of its Principal Subsidiaries on material property or assets becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, manager or other similar person) and is not discharged or stayed within 30 days, except where any such event will not have a material adverse effect on the ability of the Issuer to fulfil its obligations under the Bonds; or

(vi)             Winding-up: an order is made or an effective resolution passed for the winding-up or dissolution, judicial management or administration of the Issuer or any of its Principal Subsidiaries (except for a members’ voluntary solvent winding up of a Subsidiary), or the Issuer or any of its Principal Subsidiaries ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (a) on terms approved by an Extraordinary Resolution of the Bondholders, or (b) in the case of a Principal Subsidiary, whereby the undertaking and assets of such Principal Subsidiary are transferred to or otherwise vested in the Issuer or another of its Principal Subsidiaries, or (c) where such event will not have a material adverse effect on the ability of the Issuer to fulfil its obligations under the Bonds; or

(vii)          Insolvency: the Issuer or any of its Principal Subsidiaries is (or is, or could be, deemed by law or a court to be) insolvent or bankrupt or unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or an arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Issuer or any of its Principal Subsidiaries; an administrator or liquidator of the Issuer or any of its Principal Subsidiaries of the whole or any material part of the assets and turnover of the Issuer or any of its Principal Subsidiaries is appointed (or application for any such appointment is made), except where any such events will not have a material adverse effect on the ability of the Issuer to fulfil its obligations under the Bond; or

(viii)       Nationalisation: any step is taken by a competent governmental authority with a view to the seizure, compulsory acquisition, expropriation or nationalisation of all or a material part of the assets of the Issuer or any of its Principal Subsidiaries, except where any such events will not have a material adverse effect on the ability of the Issuer to fulfil its obligations under the Bond; or

(ix)             Authorisation and Consents: any action, condition or thing (including the obtaining or effecting of any necessary consent, approval, authorisation, exemption, filing, licence, order, recording or registration) at any time required to be taken, fulfilled or done in order (a) to enable the Issuer lawfully to enter into, exercise their respective rights and perform and comply with its obligations under the Bonds and the Trust Deed, (b) to ensure that those obligations are legally binding and enforceable, and (c) to make the Bonds and the Trust Deed admissible in evidence in the courts of the Cayman Islands or Hong Kong is not taken, fulfilled or done; or

(x)                Illegality: it is or will become unlawful for the Issuer to perform or comply with any one or more of its obligations under any of the Bonds or the Trust Deed, except where such event will not have a material effect on the ability of the Issuer to fulfil its obligations under the Bond; or

(xi)             Analogous Events: any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in any of Conditions 9(i) to 9(x).

10                  Notices

All notices to Bondholders shall be validly given if mailed to them at their respective addresses in the Register or published in a leading newspaper having general circulation in Hong Kong or, if such publication is not practicable, in an English language newspaper having general circulation in Asia (which is expected to be the Asian Wall Street Journal). Any such notice shall be deemed to have been given on the later of the date of such publication and the seventh day after being so mailed, as the case may be.

For an explanation regarding notices while the Bonds are represented by Global Certificates, see “The Global Certificates.”

11                  Prescription

Claims in respect of amounts due in respect of the Bonds shall be prescribed and become void unless made as required by Condition 6 within 10 years (in the case of principal) and five years (in the case of interest) from the appropriate Relevant Date.

12                  Replacement of Certificates

If any Certificate is lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Registrar or any Transfer Agent, subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the expenses incurred in connection with such replacement and on such terms as to evidence and indemnity and/or security as the Issuer and the Registrar or such Transfer Agent may require. Mutilated or defaced Certificates must be surrendered before replacements will be issued.

13                  Meetings of Bondholders, Modification, Waiver and Substitution

(A)               Meetings of Bondholders

The Trust Deed contains provisions for convening meetings of Bondholders to consider matters affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of any of these Conditions or any provisions of the Trust Deed. Such a meeting may be convened by Bondholders holding not less than 10 per cent in the aggregate principal amount of the Bonds for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution will be two or more persons holding or representing more than 50 per cent. in principal amount of the Bonds for the time being outstanding or, at any adjourned such meeting, two or more persons being or representing Bondholders whatever the principal amount of the Bonds held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (a) to modify the maturity of the Bonds or the dates on which interest is payable, (b) to modify the circumstances in which the Issuer or Bondholders are entitled to redeem the Bonds pursuant to Conditions 7(B), 7(C) or 7(D), (c) to reduce or cancel the principal amount, any premium payable or any interest payable in respect of the Bonds or changing the method of calculation of interest, (d) to change the currency of denomination or payment of the Bonds, or (e) to modify the provisions concerning the quorum required at any meeting of the Bondholders or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be two or more persons holding or representing not less than 66 per cent., or at any adjourned meeting not less than 33 per cent., in principal amount of the Bonds for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Bondholders (whether or not they were present at the meeting at which such resolution was passed). The Trust Deed provides that a written resolution signed by or on behalf of the holders of not less than 90 per cent. of the aggregate principal amount of Bonds for the time being outstanding shall be as valid and effective as a duly passed Extraordinary Resolution. Such a resolution in writing may be contained in one document or several documents in the same form, each signed by or on behalf of one or more Bondholders.

(B)               Modification and Waiver

The Trustee may (but shall not be obliged to) agree, without the consent of the Bondholders, to (a) any modification of any of the provisions of the Trust Deed, any trust deed supplemental to the Trust Deed, the Agency Agreement, any agreement supplemental to the Agency Agreement, the Bonds or these Conditions (together the “Documentation”) which in the Trustee’s opinion is of a formal, minor or technical nature, or is made to correct a manifest error, or to comply with mandatory provisions of law, and (b) any other modification to the Documentation (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Documentation which is, in the opinion of the Trustee, not materially prejudicial to the interests of the Bondholders. The Trustee may, without the consent of the Bondholders, determine any Event of Default or a Potential Event of Default (as defined in the Trust Deed) should not be treated as such, provided that in the opinion of the Trustee, the interests of Bondholders will not be materially prejudiced thereby. Any such modification, authorisation or waiver shall be binding on the Bondholders and, unless the Trustee agrees otherwise, such modification, authorisation or waiver shall be notified by the Issuer to the Bondholders promptly in accordance with Condition 10.

(C)               Substitution

The Trustee may (but shall not be obliged to), without the consent of the Bondholders, agree to the substitution in place of the Issuer (or any previous substitute or substitutes under this Condition 13(C)) as the principal debtor under the Bonds and the Trust Deed of any Subsidiary of the Issuer subject to the Bonds being unconditionally and irrevocably guaranteed by the Issuer, with such amendments as the Trustee shall consider appropriate subject to in any such case, (x) the Trustee being satisfied that the interests of the Bondholders will not be materially prejudiced by the substitution, and (y) certain other Conditions set out in the Trust Deed being complied with. In the case of such a substitution the Trustee may (but shall not be obliged to) agree, without the consent of the Bondholders, to a change of the law governing the Bonds and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Bondholders. Any such substitution shall be binding on the Bondholders and shall be notified by the Issuer to the Bondholders promptly in accordance with Condition 10.

(D)              Entitlement of the Trustee

In connection with the exercise of its functions (including but not limited to those referred to in this Condition) the Trustee shall have regard to the interests of the Bondholders as a class and shall not have regard to the consequences of such exercise for individual Bondholders and the Trustee shall not be entitled to require, nor shall any Bondholder be entitled to claim from the Issuer, any indemnification or payment in respect of any tax consequences of any such exercise upon individual Bondholders.

In the event of the passing of an Extraordinary Resolution in accordance with Condition 13(A), a modification, waiver or authorisation in accordance with Condition 13(B) or a substitution in accordance with Condition 13(C), the Issuer will procure that the Bondholders be notified in accordance with Condition 10.

14                  Enforcement

At any time after the Bonds become due and repayable, the Trustee may, at its discretion and without further notice to the Issuer, institute such proceedings against the Issuer as it may think fit to enforce the terms of the Trust Deed and the Bonds, but it needs not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or shall have been so requested in writing by the holders of not less than 25 per cent. in principal amount of the Bonds then outstanding and (b) it shall have been indemnified and/or secured and/or pre-funded to its satisfaction. No Bondholder may proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable period and such failure is continuing.

15                  Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility including from taking proceedings unless indemnified and/or secured and/or pre-funded of its satisfaction. The Trustee is entitled to enter into business transactions with the Issuer and any entity related to the Issuer without accounting for any profit.

The Trustee may rely without liability to Bondholders on any report, confirmation or certificate or any advice of any accountants, lawyers, financial advisers, financial institution or any other expert, whether or not addressed to it and whether their liability in relation thereto is limited (by its terms or by any engagement letter relating thereto entered into by the Trustee or any other person or in any other manner) by reference to a monetary cap, methodology or otherwise. The Trustee may accept and shall be entitled to rely on any such report, confirmation or certificate or advice and such report, confirmation or certificate or advice shall be binding on the Issuer, the Trustee and the Bondholders.

16                  Further Issues

The Issuer may from time to time without the consent of the Bondholders create and issue further securities either having the same terms and conditions as the Bonds in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Bonds) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Bonds include (unless the context requires otherwise) any other securities issued pursuant to this Condition and forming a single series with the Bonds. Any further securities forming a single series with the outstanding securities of any series (including the Bonds) constituted by the Trust Deed or any deed supplemental to it shall, and any other securities may (with the consent of the Trustee), be constituted by a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Bondholders and the holders of securities of other series where the Trustee so decides.

17                  Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Bonds under the Contracts (Rights of Third Parties) Act 1999.

18                  Governing Law and Submission to Jurisdiction

(A)               Governing Law

The Bonds, the Trust Deed and the Agency Agreement and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, English law.

(B)               Jurisdiction

The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Bonds and accordingly any legal action or proceedings arising out of or in connection with the Bonds (“Proceedings”) may be brought in such courts. Pursuant to the Trust Deed, the Issuer has irrevocably submitted to the jurisdiction of such courts.

(C)               Agent for Service of Process

Pursuant to the Trust Deed, the Issuer has irrevocably appointed an agent in England to receive service of process in any Proceedings in England based on any of the Bonds.

CLEARANCE AND SETTLEMENT

The information set out below concerning the operations and procedures of Euroclear, Clearstream, Luxembourg and DTC is provided solely as a matter of convenience and no responsibility is taken for the accuracy or completeness thereof. In particular, these operations and procedures are solely in the control of the respective clearing systems and are subject to change by them. Investors wishing to use the facilities of any of the clearing systems are advised to confirm the continued applicability of the operations and procedures of the relevant clearing system and no responsibility is taken for the continued applicability of such operations and procedures.

Book-Entry Ownership

The Bonds will be evidenced on issue by the Regulation S Global Certificate (registered in the name of a nominee of, and shall be deposited with a custodian for, DTC for the accounts of Euroclear and Clearstream, Luxembourg) and the Rule 144A Global Certificate (registered in the name of a nominee of, and shall be deposited with a custodian for, DTC).

The Issuer, and a relevant U.S. agent appointed for such purpose that is an eligible DTC participant, will make application to DTC for acceptance in its book-entry settlement system of the Bonds represented by the Regulation S Global Certificate and the Rule 144A Global Certificate. The Issuer will also make application to Euroclear and/or Clearstream, Luxembourg for acceptance in their respective book-entry systems in respect of the Bonds to be represented by the Regulation S Global Certificate. The Regulation S Global Certificate and the Rule 144A Global Certificate will each have an ISIN and a CUSIP. The Rule 144A Global Certificate will be subject to restrictions on transfer contained in a legend appearing on the front of such Global Certificate, as set out under “Transfer Restrictions”. In certain circumstances, as described below, transfers of interests in the Rule 144A Global Certificate may be made as a result of which such legend may no longer be required.

Upon the Global Certificates being registered in the name of a nominee of, and deposited with a custodian for, DTC, DTC will electronically record the nominal amount of the Bonds held within the DTC system. Investors may hold their beneficial interests in the Global Certificates directly through DTC if they are participants in the DTC system, or indirectly through organisations (including Euroclear and Clearstream, Luxembourg) which are participants in such system (together, such direct and indirect participants of DTC shall be referred to as “DTC participants”). All interests in the Global Certificates, including those held through Euroclear or Clearstream, Luxembourg may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

Payments through DTC

Payments of the principal of, and interest on, each Global Certificate registered in the name of DTC’s nominee will be to, or to the order of, its nominee as the registered owner of such Global Certificate. The Issuer expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the nominal amount of the relevant Global Certificate as shown on the records of DTC or the nominee. The Issuer also expects that payments by DTC participants to owners of beneficial interests in such Global Certificates held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. None of the Issuer, the Principal Agent, the Registrar or any other Paying Agent or Transfer Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, ownership interests in any Global Certificate or for maintaining, supervising or reviewing any records relating to such ownership interests.

Transfers of Bonds

Transfers of interests in the Global Certificates within Euroclear, Clearstream, Luxembourg and DTC will be in accordance with the usual rules and operating procedures of the relevant clearing system. The laws of some states in the U.S. require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in the Rule 144A Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in the Rule 144A Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

Beneficial interests in the Regulation S Global Certificate may only be held through Euroclear or Clearstream, Luxembourg. In the case of Bonds to be cleared through Euroclear, Clearstream, Luxembourg and/or DTC, transfers may be made at any time by a holder of an interest in the Regulation S Global Certificate to a transferee who wishes to take delivery of such interest through the Rule 144A Global Certificate provided that any such transfer will, subject to the applicable procedures of Euroclear, Clearstream, Luxembourg and/or DTC from time to time, only be made upon receipt by any transfer agent of a written certificate from Euroclear or Clearstream, Luxembourg, as the case may be, (based on a written certificate from the transferor of such interest) to the effect that such transfer is being made to a person that the transferor, and any person acting on its behalf, reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the U.S. Any such transfer made thereafter of the Bonds represented by such Regulation S Global Certificate will only be made upon request through Euroclear or Clearstream, Luxembourg by the holder of an interest in the Regulation S Global Certificate to the Principal Agent or other Paying Agent of details of that account at DTC to be credited with the relevant interest in the Rule 144A Global Certificate. Transfers at any time by a holder of any interest in the Rule 144A Global Certificate to a transferee who takes delivery of such interest through the Regulation S Global Certificate will, subject to the applicable procedures of Euroclear, Clearstream, Luxembourg and/or DTC from time to time, only be made upon delivery to any transfer agent of a certificate setting forth compliance with the provisions of Regulation S and giving details of the account at Euroclear or Clearstream, Luxembourg, as the case may be, and DTC to be credited and debited, respectively, with an interest in the relevant Global Certificate. Subject to compliance with the transfer restrictions applicable to the Bonds described above and under “Transfer Restrictions,” cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream, Luxembourg accountholders, on the other, will be effected by the relevant clearing system in accordance with its rules and through action taken by the custodian of the Global Certificates, the Registrar and the Principal Agent and other paying agents.

On or after the Issue Date, transfers of Bonds between accountholders in Euroclear and/or Clearstream, Luxembourg and transfers of Bonds between participants in DTC will generally have a settlement date three business days after the trade date (“T+3”). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Euroclear or Clearstream, Luxembourg and DTC participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Euroclear and Clearstream, Luxembourg, on the other, transfers of interests between the Global Certificates will be effected through the Principal Agent and other Paying Agents, the custodian of the Global Certificates, the Registrar and any Transfer Agent receiving instructions (and where appropriate, certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. Transfers will be effected on the later of (i) three business days after the trade date for the disposal of the interest in the relevant Global Certificate resulting in such transfer and (ii) two business days after receipt by the Principal Agent or other Paying Agent or the Registrar, as the case may be, of the necessary certification or information to effect such transfer. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

For a further description of restrictions on transfer of the Bonds, see “Transfer Restrictions”.

DTC will take any action permitted to be taken by a Bondholder only at the direction of one or more DTC participants in whose accounts with DTC interests in the Global Certificates are credited and only in respect of such portion of the aggregate nominal amount of the relevant Global Certificate as to which such DTC participant or participants has or have given such direction. However, the custodian of the Global Certificates will surrender the relevant Global Certificate for exchange for definitive Certificates in certain limited circumstances.

DTC is a limited purpose trust company organised under the laws of the State of New York, a “banking organisation” under the laws of the State of New York, a member of the U.S. Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerised book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, which clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

Although Euroclear, Clearstream, Luxembourg and DTC have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Global Certificates among participants and accountholders of Euroclear, Clearstream, Luxembourg and DTC, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, the Principal Agent, the Registrar or any other Paying Agent or Transfer Agent will have any responsibility for the performance by Euroclear, Clearstream, Luxembourg or DTC or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations. While the Global Certificates are lodged with DTC, Bonds represented by definitive Certificates will not be eligible for clearing or settlement through Euroclear, Clearstream, Luxembourg or DTC.

Definitive Certificates

Registration of title to Bonds in a name other than a custodian or its nominee for DTC will be permitted only in the circumstances set forth in “The Global Certificates”. In such circumstances, the Issuer will cause sufficient definitive Certificates to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant Bondholder(s). A person having an interest in a Global Certificate must provide the Registrar with certain information as specified in the Agency Agreement.

Pre-issue Trades Settlement

It is expected that delivery of Bonds will be made against payment therefor on the Issue Date, which will be more than three business days following the date of pricing. Under Rule 15c6-1 of the Exchange Act, trades in the U.S. secondary market generally are required to settle within T+3 unless the parties to any such trade expressly agree otherwise. Accordingly, since the Issue Date will be more than three business days following the date of pricing, purchasers who wish to trade the Bonds in the U.S. between the date of pricing and the date that is three business days prior to the Issue Date will be required, by virtue of the fact that such Bonds initially will settle beyond T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Bonds may be affected by such local settlement practices and, in the event that the Issue Date is more than three business days following the relevant date of pricing, purchasers of Bonds who wish to trade Bonds between the date of pricing and the date that is three business days prior to the Issue Date should consult their own adviser.

THE GLOBAL CERTIFICATES

The Global Certificates contain provisions which apply to the Bonds in respect of which the Global Certificates are issued, some of which modify the effect of the Terms and Conditions of the Bonds set out in this Offering Circular. Terms defined in the Terms and Conditions of the Bonds have the same meaning in the paragraphs below. The following is a summary of those provisions:

The Global Certificates

The Bonds will be evidenced on issue by the Regulation S Global Certificate (registered in the name of a nominee of, and deposited with a custodian for, DTC for the accounts of Euroclear and Clearstream, Luxembourg) and the Rule 144A Global Certificate (registered in the name of a nominee of, and deposited with a custodian for, DTC).

Beneficial interests in the Regulation S Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg. See “Clearance and Settlement”. By acquisition of a beneficial interest in the Regulation S Global Certificate, the purchaser thereof will be deemed to represent, among other things, that it will transfer such interest only to a person whom the seller reasonably believes (a) is purchasing the Bonds in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (b) to be a person who takes delivery in the form of an interest in the Rule 144A Global Certificate (if applicable). See “Transfer Restrictions”.

Beneficial interests in the Rule 144A Global Certificate will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. See “Clearance and Settlement”. By acquisition of a beneficial interest in the Rule 144A Global Certificate, the purchaser thereof will be deemed to represent, among other things, that it is a QIB and that, if in the future it determines to transfer such beneficial interest, it will transfer such interest in accordance with the procedures and restrictions contained in the Agency Agreement. See “Transfer Restrictions”. Beneficial interests in the Global Certificates will be subject to certain restrictions on transfer set forth therein and in the Agency Agreement, and with respect to the Bonds represented by the Rule 144A Global Certificate, as set forth in Rule 144A. The Bonds will bear the legends set forth thereon regarding such restrictions set forth under “Transfer Restrictions”.

Transfers

Beneficial interests in the Regulation S Global Certificate may be transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Certificate, subject to certain requirements. See “Clearance and Settlement”. Any beneficial interest in the Regulation S Global Certificate that is transferred to a person who takes delivery in the form of an interest in the Rule 144A Global Certificate will, upon transfer, cease to be an interest in the Regulation S Global Certificate and become an interest in the Rule 144A Global Certificate, and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Rule 144A Global Certificate for as long as it remains such an interest.

Beneficial interests in the Rule 144A Global Certificate may be transferred to a person who takes delivery in the form of an interest in the Regulation S Global Certificate, subject to certain requirements. See “Clearance and Settlement”. Any beneficial interest in the Rule 144A Global Certificate that is transferred to a person who takes delivery in the form of an interest in the Regulation S Global Certificate will, upon transfer, cease to be an interest in the Rule 144A Global Certificate and become an interest in the Regulation S Global Certificate and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in the Regulation S Global Certificate for so long as it remains such an interest.

No service charge will be made for any registration of transfer or exchange of Bonds, but the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Except in the limited circumstances described below, owners of beneficial interests in Global Certificates will not be entitled to receive physical delivery of the definitive Certificates. No Bonds will be issued in bearer form.

Exchange

Registration of title to Bonds initially represented by the Rule 144A Global Certificate in a name other than DTC will not be permitted in respect of the Bonds unless DTC (or any other clearing system (an “Alternative Clearing System”) as shall have been designated by the Issuer on behalf of which the Bonds evidenced by the Rule 144A Global Certificate may be held) notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Bonds, or ceases to be a clearing agency registered under the Exchange Act, or is at any time no longer eligible to act as such and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC (or, in the case of an Alternative Clearing System, such system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so).

Registration of title to Bonds initially represented by the Regulation S Global Certificate in a name other than DTC will not be permitted in respect of the Bonds unless DTC (or any Alternative Clearing System as shall have been designated by the Issuer on behalf of which the Bonds evidenced by the Regulation S Global Certificate may be held) notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Bonds, or ceases to be a clearing agency registered under the Exchange Act, or is at any time no longer eligible to act as such and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC (or, in the case of an Alternative Clearing System, such system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so).

If any of the events in the first or second paragraphs of this section occurs, the relevant Global Certificate shall be exchangeable in full for definitive Certificates and the Issuer will, at its own expense, cause sufficient definitive Certificates to be executed and delivered to the Registrar for completion, authentication and dispatch to the relevant Bondholders following surrender of the Global Certificates. A person having an interest in the Rule 144A Global Certificate or the Regulation S Global Certificate must provide the Registrar with (a) a written order containing instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such definitive Certificates and (b) in the case of the Rule 144A Global Certificate only, a fully completed, signed certification substantially to the effect that the exchanging holder is not transferring its interest at the time of such exchange or, in the case of simultaneous sale pursuant to Rule 144A, a certification that the transfer is being made in compliance with the provisions of

Rule 144A to a QIB. Definitive Certificates issued in exchange for an interest in the Rule 144A Global Certificate shall bear the legend applicable to transfers pursuant to Rule 144A, as set out under “Transfer Restrictions”.

The Registrar will not register the transfer of, or exchange of interests in, the Rule 144A Global Certificates or the Regulation S Global Certificates for definitive Certificates for a period of 15 calendar days ending on the date for any payment of principal in respect of the Bonds.

Amendments to Terms and Conditions of the Bonds

Each Global Certificate contains provisions that apply to the Bonds that it represents, some of which modify the effect of the Terms and Conditions of the Bonds set out in this Offering Circular. The following is a summary of certain of those provisions:

Meetings

The registered holder of the Global Certificates will be treated as being two persons for the purposes of any quorum requirements of a meeting of Bondholders and, at any such meeting, as having one vote in respect of each US$1,000 in principal amount of Bonds for which the Global Certificates are issued. The Trustee may (but is not obliged to) allow a person with an interest in the Bonds in respect of which the Global Certificates have been issued to attend and speak at a meeting of Bondholders on appropriate proof of his identity and interest.

Cancellation

Cancellation of any Bonds by the Issuer following its redemption or purchase will be effected by a reduction in the principal amount of the Bonds in the register of Bondholders.

Payments

Payments of principal, interest and premium (if any) in respect of Bonds represented by the Global Certificates will be made without presentation or if no further payment falls to be made in respect of the Bonds, against presentation and surrender of the Global Certificates to or to the order of the Principal Agent or such other Paying Agent as shall have been notified to the Bondholders for such purpose.

Each payment will be made to, or to the order of, the person whose name is entered in the Register at the close of business on the Clearing System Business Day immediately prior to the date for payment, where “Clearing System Business Day” means Monday to Friday inclusive except December 25 and January 1 and any day on which banks are required or permitted to be closed in the City of New York.

Notices

So long as the Bonds are represented by the Global Certificates and the Global Certificates are held on behalf of DTC or the Alternative Clearing System, notices to Bondholders may be given by delivery of the relevant notice to DTC or the Alternative Clearing System, for communication by it to entitled accountholders in substitution for notification as required by the Terms and Conditions of the Bonds.

Redemption at the option of the Issuer

The option provided for in Condition 7(C) shall be exercised by the Issuer giving notice to the Bondholders within the time limits set out in and containing the information required by Condition 10.

Bondholder’s Redemption

The Bondholders’ put option in Condition 7(D) may be exercised by the holder of the Global Certificates giving notice to the Principal Agent of the principal amount of Bonds in respect of which the option is exercised and presenting the Global Certificates for endorsement or exercise (if required) within the time limits specified in the Condition 7(D).

Transfers

Transfers of interests in the Bonds will be effected through the DTC (or any Alternative Clearing System) and their respective participants in accordance with the rules and procedures of DTC (or any Alternative Clearing System) and their respective direct and indirect participants.

Enforcement

For all purposes, each person who is for the time being shown in the records of DTC (or of any Alternative Clearing System) as a holder of a particular principal amount of Bonds in respect of which the Global Certificates have been issued, (in which regard any certificate or other document issued by DTC or any Alternative Clearing System as to the principal amount of Bonds represented by Global Certificates standing to the account of any person shall be conclusive and binding for all purposes) shall be recognised as the holder of such principal amount of Bonds.

Electronic Consent and Written Resolution

While the Global Certificate is registered in the name of any nominee for a clearing system, then, in respect of any resolution proposed by the Issuer or the Trustee:

(a)      where the terms of the proposed resolution have been notified to the Bondholders through the relevant clearing system(s), each of the Issuer and the Trustee shall be entitled to rely upon approval of such resolution proposed by the Issuer or the Trustee (as the case may be) given by way of electronic consents communicated through the electronic communications systems of the relevant clearing system(s) in accordance with their operating rules and procedures by or on behalf of the holders of not less than 75% in nominal amount of the Bonds outstanding (“Electronic Consent” as defined in the Trust Deed). None of the Issuer, or the Trustee shall be liable or responsible to anyone for such reliance; and

(b)       where Electronic Consent is not being sought, for the purpose of determining whether a Written Resolution (as defined in the Trust Deed) has been validly passed, the Issuer and the Trustee shall be entitled to rely on consent or instructions given in writing directly to the Issuer and/or the Trustee and communicated through the electronic systems of the relevant clearing system(s) in accordance with their operating rules and procedures and provided that, in each case, the Issuer and the Trustee have obtained commercially reasonable evidence to ascertain the validity of such holding and have taken reasonable steps to ensure that such holding does not alter following the giving of such consent or instruction and prior to the effecting of such amendment. Any resolution passed in such manner shall be binding on all Bondholders, even if the relevant consent or instruction proves to be defective. As used in this paragraph, “commercially reasonable evidence” includes any certificate or other document issued by DTC, Euroclear, Clearstream, Luxembourg or any other relevant clearing system, or issued by an accountholder of them. Any such certificate or other document shall, in the absence of manifest error, be conclusive and binding for all purposes. Any such certificate or other document may comprise any form of statement or print out of electronic records provided by the relevant clearing system (including Euroclear’s EUCLID or Clearstream, Luxembourg’s CreationOnline system) in accordance with its usual procedures and in which the accountholder of a particular principal or nominal amount of the Bonds is clearly identified together with the amount of such holding. None of the Issuer and the Trustee shall be liable to any person by reason of having accepted as valid or not having rejected any certificate or other document to such effect purporting to be issued by any such person and subsequently found to be forged or not authentic.

SUBSTANTIAL SHAREHOLDERS’ AND DIRECTORS’ INTERESTS

Directors’ Interests in Shares, Underlying Shares and Debentures

As at 31 August 2014, the interests or short positions of our Directors in our ordinary shares, underlying shares and debentures (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) which were notified to us and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including the interests and short positions which they are taken or deemed to have under such provision of the SFO), as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to us and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Interests in our shares and underlying shares

							Percentage of
							Aggregate
							Interests to Total
			Number of				Issued Share
	Long/Short	Nature of	ordinary	Derivatives		Total	Capital of the
Name of Director	Position	Interests	Shares Held	Options	Other	Interest	Company(1)
Executive Director
Zhang Wenyi	Long Position	Beneficial Owner	—	21,746,883	9,320,093	31,066,976	0.089%
				(Note 2)	(Note 3)
Tzu-Yin Chiu	Long Position	Beneficial Owner	26,119,852	86,987,535	18,640,186	131,747,573	0.378%
				(Note 4)	(Note 5)
Gao Yonggang	Long Position	Beneficial Owner	—	19,640,054	—	19,640,054	0.056%
				(Note 6)
Non-executive Director
Chen Shanzhi	Long Position	Beneficial Owner	—	3,145,319	—	3,145,319	0.009%
				(Note 7)
Lawrence Juen-Yee Lau	Long Position	Beneficial Owner	—	4,492,297	—	4,492,297	0.013%
				(Note 8)
Zhou Jie	—	—	—	—	—	—	—
Independent Non-executive Director
William Tudor Brown	Long Position	Beneficial Owner	—	4,492,297	—	4,492,297	0.013%
				(Note 9)
Sean Maloney	Long Position	Beneficial Owner	—	4,490,377	—	4,490,377	0.013%
				(Note 10)
Frank Meng	Long Position	Beneficial Owner	—	4,471,244	—	4,471,244	0.013%
				(Note 11)
Lip-Bu Tan	Long Position	Beneficial Owner	—	4,634,877	—	4,634,877	0.013%
				(Note 12)

Notes:

(1)	Based on 34,846,127,951 ordinary Shares in issue as at 31 August 2014.

(2)

On 8 September 2011, Mr. Zhang was granted options to purchase 21,746,883 ordinary Shares at a price of HK$0.455 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 7 September 2021 or 120 days after termination of Mr. Zhang’s service as a Director to the Board. As 31 August 2014, none of these options have been exercised.

(3)

On 8 September 2011, Mr. Zhang was granted an award of 9,320,093 Restricted Share Units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of 30 June 2011, shall fully vest on 30 June 2015. As 31 August 2014, 75% of Mr. Zhang’s Restricted Share Units were vested, but none of these Restricted Share Units have been settled.

(4)

On 8 September 2011, Dr. Chiu was granted options to purchase 86,987,535 ordinary Shares at a price of HK$0.455 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 7 September 2021 or 120 days after termination of Dr. Chiu’s service as a Director to the Board. As at 31 August 2014, none of these options have been exercised.

(5)

On 8 September 2011, Dr. Chiu was granted an award of 37,280,372 Restricted Share Units (each representing the right to receive one ordinary Share) pursuant to the 2004 Equity Incentive Plan. These Restricted Share Units, 25% of which vest on each anniversary of 5 August 2011, shall fully vest on 5 August 2015. As at 31 August 2014, 75% of Dr. Chiu’s Restricted Share Units were vested and 18,640,186 Restricted Share Units were settled, and thus 18,640,186 ordinary Shares were issued to Dr. Chiu.

(6)

These options comprise: (a) options which were granted to Dr. Gao on 24 May 2010 to purchase 3,145,319 ordinary Shares at a price of HK$0.64 per ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 23 May 2020 or 120 days after termination of Dr. Gao’s service as a Director to the Board, (b) options which were granted to Dr. Gao on 17 June 2013 to purchase 13,608,249 ordinary Shares at a price of HK$0.624 per ordinary Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of 16 June 2023 or 120 days after termination of Dr. Gao’s service as a Director to the Board, and (c) options which were granted to Dr. Gao on 12 June 2014 to purchase 2,886,486 ordinary Shares at a price of HK$0.64 per ordinary Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of 11 June 2024 or 120 days after termination of Dr. Gao’s service as a Director to the Board. As at 31 August 2014, none of these options have been exercised.

(7)

On 24 May 2010, Dr. Chen was granted options to purchase 3,145,319 ordinary Shares at a price of HK$0.64 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 23 May 2020 or 120 days after termination of each of Dr. Chen’s service as a Director to the Board. As at 31 August 2014, none of these options have been exercised.

(8)

On 6 September 2013, Professor Lau was granted options to purchase 4,492,297 ordinary Shares at a price of HK$0.562 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 5 September 2023 or 120 days after termination of Professor Lau’s service as a Director to the Board. As at 31 August 2014, none of these options have been exercised.

(9)

On 6 September 2013, Mr. Brown was granted options to purchase 4,492,297 ordinary Shares at a price of HK$0.562 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 5 September 2023 or 120 days after termination of Mr. Brown’s service as a Director to the Board. As at 31 August 2014, none of these options have been exercised.

(10)

On 17 June 2013, Mr. Maloney was granted options to purchase 4,490,377 ordinary Shares at a price of HK$0.624 per ordinary Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 16 June 2023 or 120 days after termination of Mr. Maloney’s service as a Director to the Board. As at 31 August 2014, none of these options have been exercised.

(11)

On 17 November 2011, Mr. Meng was granted options to purchase 4,471,244 ordinary Shares at a price of HK$0.4 per share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of 16 November 2021 or 120 days after termination of Mr. Meng’s service as a Director to the Board. As at 31 August 2014, none of these options have been exercised.

(12)

These options comprise (a) options granted to Mr. Tan on 29 September 2006 to purchase 500,000 ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which fully vested on 30 May 2008 and will expire on the earlier of 28 September 2016 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on 17 February 2009 to purchase 1,000,000 ordinary Shares at a price of HK$0.27 per ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 16 February 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, and (c) options granted to Mr. Tan on 23 February 2010 to purchase 3,134,877 ordinary Shares at a price of HK$0.77 per ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of 22 February 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board. As at 31 August 2014, none of these options have been exercised.

Interests of Substantial Shareholders and Other Persons in Shares and Underlying Shares

Set out below are the names of the parties (not being one of our directors or chief executive) which were interested in 5% or more of the nominal value of our share capital and the respective numbers of shares in which they were interested as at 31 August 2014 as recorded in the register kept by the Company under section 336 of the SFO.

				Percentage of Ordinary				Percentage of
				Shares Held				Aggregate
				to Total				Interests to
				Issued Share				Total Issued
		Number of		Capital of				Share Capital
	Long/Short	Ordinary		the				of the
Name of Shareholder	Position	Shares Held		Company(1)	Derivatives		Total Interest	Company(1)
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	Long Position	6,116,138,341	(2)	17.55%	531,481,129	(3)	6,647,619,470	19.08%
China Investment Corporation (“CIC”)	Long Position	3,605,890,530	(4)	10.35%	313,437,589	(5)	3,919,328,119	11.25%

Notes:

(1)      Based on 34,846,127,951 ordinary Shares in issue as at 31 August 2014.

(2)      All such ordinary Shares are held by Datang, which is a wholly-owned subsidiary of Datang Telecom.

(3)      The Company issued US$54,600,000 zero coupon convertible bonds due 2018 (“Datang Original Pre- emptive Bonds”) to Datang on 29 May 2014 pursuant to the subscription agreement dated 18 December 2013 entered into between the Company and Datang. The Datang Original Pre-emptive Bonds are convertible into 531,481,129 ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per ordinary Share). In this regard, Datang and Datang Telecom are deemed to be interested in these 531,481,129 underlying shares of the Company.

(4)      All such ordinary Shares are held by Country Hill. Country Hill is wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC.

(5)      The Company issued US$32,200,000 zero coupon convertible bonds due 2018 (“Country Hill Original Pre- emptive Bonds”) to Country Hill on 29 May 2014 pursuant to the subscription agreement dated 18 December 2013 entered into between the Company and Country Hill. The Country Hill Original Pre- emptive Bonds are convertible into 313,437,589 ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per ordinary Share). In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 underlying shares of the Company.

As at 31 August 2014, 34,846,127,951 ordinary shares (including 23,070,591 ADSs representing 1,153,529,550 shares) of our company were outstanding. J.P. Morgan Chase Bank, the depositary under the deposit agreement, has advised us that, as at 31 August 2014, these 23,070,591 ADSs, representing 1,153,529,550 ordinary shares, were held of record by thirteen US registered shareholders. We have no further information as to shares held or beneficially owned by U.S. persons. Each ADS represents 50 ordinary shares.

Save as disclosed above, no other persons had any interests or short positions in our shares or underlying shares as at 31 August 2014.

Datang Holdings (Hongkong) Investment Company Limited (“Datang”)

Datang is a subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd. headquartered in Beijing. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advanced domestic and international standards.

Country Hill

Country Hill is a controlled subsidiary of China Investment Corporation (CIC). Headquartered in Beijing, CIC was founded on 29 September 2007 as a wholly state-owned company incorporated in accordance with the Company Law of China. The company was established as a vehicle to diversify China’s foreign exchange holdings and seek maximum returns for its shareholder within acceptable risk tolerance. As a financial investor, CIC invests on a commercial basis.

CONNECTED AND RELATED PARTY TRANSACTIONS

The following disclosure is for the purpose of fulfilling disclosure requirements pursuant to the rules and regulations promulgated pursuant to the Exchange Act as amended, only, and may contain disclosure of related party transactions not required to be disclosed in our financial statements under IFRS.

Connected Transactions

Datang Further Subscription Agreement (2011)

Pursuant to the share purchase agreement dated 6 November 2008 between the Company and Datang Telecom (the “Datang Original Subscription Agreement”), Datang has a pre-emptive right to subscribe for a pro-rata portion of those convertible preferred shares and warrants issued to Country Hill, a subsidiary of CIC, pursuant to the subscription agreement dated 18 April 2011 between Country Hill and us (the “Country Hill Original Subscription Agreement”) in connection with its subscription of (i) 360,589,053 convertible preferred shares and (ii) warrants to subscribe for up to 72,117,810 convertible preferred shares (subject to adjustment).

On 5 May 2011, we entered into a subscription agreement with Datang whereby (i) we conditionally agreed to allot and issue to Datang, and Datang agreed to subscribe for, 84,956,858 convertible preferred shares at the subscription price of HK$5.39 per convertible preferred share. The subscription price reflected an effective conversion price of HK$0.539 per ordinary share (based on the initial conversion rate often ordinary shares per convertible preferred shares, which is subject to adjustment) and (ii) we would issue a warrant to Datang to subscribe for, in aggregate, up to 16,991,371 convertible preferred shares (assuming a full exercise of the warrant). Datang may exercise, in whole or in part, at an exercise price of HK$5.39 per convertible preferred share. The exercise price reflected an effective conversion price of HK$0.539 per ordinary share. Any unexercised warrants will expire on 4 June 2012, being 12 months after the date of the completion of the issuance of convertible preferred shares and warrant to Country Hill.

On 16 September 2011, 84,956,858 convertible preferred shares and the warrant were issued to Datang under the special mandate obtained from the shareholders at our extraordinary general meeting held on 27 May 2011.

On 4 June 2012, the convertible preferred shares were converted to ordinary shares and the warrants were expired without being exercised.

Datang and Country Hill Subscription Agreement (2013)

On 18 December 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang, a substantial shareholder of the Company. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Original Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom which holds 100% equity interests of Datang. The Original Datang Pre-emptive Bonds are convertible into 531,481,129 ordinary Shares (assuming full conversion of the Original Datang Pre-emptive Bonds at the initial conversion price of HK$0.7965 per Share).

On 18 December 2013, the Company also entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill, a substantial shareholder of the Company. Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for, the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Original Country Hill Pre-emptive Bonds”) upon the exercise of the pre- emptive rights by Country Hill under the share subscription agreement dated 18 April 2011 entered into between the Company and Country Hill. The Original Country Hill Pre- emptive Bonds are convertible into 313,437,589 ordinary Shares (assuming full conversion of the Original Country Hill Pre-emptive Bonds at the initial conversion price of HK$0.7965 per share).

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Original Datang Pre-emptive Bonds and the Original Country Hill Pre-emptive Bonds and the allotment and issue of any ordinary Shares on conversion of any Original Datang Pre- emptive Bonds and Original Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and were subsequently approved by the independent shareholders at the EGM of the Company held on 17 February 2014. On 29 May 2014, the Original Datang Pre-emptive Bonds and the Original Country Hill Pre-emptive Bonds were each issued to the respective shareholders.

Placing and Subscription Agreement (2014)

On 4 June 2014, the Company entered into a placing and subscription agreement with Datang and the Managers (the “Placing and Subscription Agreement”) pursuant to which Datang agreed to appoint the Managers, and each of the Managers has agreed, severally and not jointly, to act as agent for Datang, to purchase or procure purchasers to purchase 2,590,000,000 ordinary shares held by Datang at the price of HK$0.60 per share. Following completion of the placing on 9 June 2014 and completion of the subscription on 12 June 2014, (i) a total of 2,590,000,000 shares were successfully placed by the Managers to placees who were third parties independent of and not connected with the Issuer, at a placing price of HK$0.60 per share, and (ii) 2,590,000,000 new ordinary shares were issued and allotted to Datang at the price of HK$0.60 per share pursuant to the Placing and Subscription Agreement. The shares were allotted and issued to Datang pursuant to the general and unconditional mandate granted to the Directors at the annual general meeting of the Company held on 13 June 2013. The issue of the shares was not subject to the approval of the Shareholders.

Datang Pre-emptive Bond and Share Subscription Agreement (2014)

On 22 August 2014, the Company entered into a further pre-emptive subscription agreement (“Datang Pre-emptive Bond Subscription Agreement”) with Datang. Pursuant to the Datang Pre-emptive Bond Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for further zero coupon convertible bonds due 2018 in an aggregate principal amount of US$22.2 million (“Further Datang Pre- emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom which holds 100% equity interests of Datang. The Further Datang Pre-emptive Bonds are convertible into 216,096,723 ordinary Shares (assuming full conversion of the Further Datang Pre-emptive Bonds at the initial conversion price of HK$0.7965 per Share).

On 22 August 2014, the Company entered into a further pre-emptive share subscription agreement (“Datang Pre-emptive Share Subscription Agreement”) with Datang. Pursuant to the Datang Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for 669,468,952 ordinary shares (“Further Datang Pre-emptive Shares”) of the Company at the subscription price of HK$0.60 per ordinary share, upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom which holds 100% equity interests of Datang.

On 22 August 2014, the Company entered into a supplemental agreement with Datang and Datang Telecom to amend the pre-emptive rights provision in the share purchase agreement dated 6 November 2008 in order to give effect to the parties’ understanding of the purpose of the pre-emptive rights provision.

As Datang is a substantial shareholder of the Company, the execution of the Datang Pre-emptive Bond Subscription Agreement and the Datang Pre-emptive Share Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Further Datang Pre-emptive Bonds and the Further Datang Pre-emptive Shares and the allotment and issue of any ordinary Shares on conversion of any Further Datang Pre- emptive Bonds) constitute non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and will be required to be approved by the independent shareholders at an extraordinary general meeting of the Company.

Country Hill Share Subscription Agreement (2014)

On 22 August 2014, the Company entered into a further pre-emptive share subscription agreement (“Country Hill Pre-emptive Share Subscription Agreement”) with Country Hill. Pursuant to the Country Hill Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, 268,642,465 ordinary Shares (“Further Country Hill Pre-emptive Shares”) of the Company at the subscription price of HK$0.60 per ordinary Share, upon the exercise of the pre- emptive rights under the share subscription agreement dated 18 April 2011 entered into between the Company and Country Hill.

As Country Hill is a substantial shareholder of the Company, the execution of the Country Hill Pre-emptive Share Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Further Country Hill Pre-emptive Shares) constitute non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and will be required to be approved by the independent shareholders at an extraordinary general meeting of the Company.

Framework Agreement with Datang Telecom

On 14 December 2011, we entered into a framework agreement with Datang Telecom, pursuant to which we (including our subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to a reasonable market price.

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by us from the transactions contemplated under the Framework Agreement, are

•       US$5.2 million for the year ended 31 December 2011,

•       US$40 million for the year ended 31 December 2012, and

•       US$60 million for the year ended 31 December 2013.

In arriving at the above caps, we have considered the potential level of transactions we may potentially engage in light of current market conditions of the semiconductor industry and our technological capability, having regard to the historical transaction volume of Datang Telecom and its associates with us, and our historical revenues.

The aggregate revenues generated by us from the transactions entered into pursuant to the Framework Agreement were approximately US$16.7 million for the year ended 31 December 2013, approximately US$9.7 million for the year ended 31 December 2012, and approximately US$4.8 million for the year ended 31 December 2011.

On 18 February 2014, we entered into a new framework agreement (the “Renewed Framework Agreement”) with Datang Telecom, pursuant to which we (including our subsidiaries) and Datang Telecom (including its associates) would engage in business collaboration including but not limited to foundry service. The term of the Renewed Framework Agreement is two years commencing from 18 February 2014. The pricing for the transactions contemplated under the Renewed Framework Agreement will be determined by reference to reasonable market price available from or to independent third parties in the ordinary and usual course of business based on normal commercial terms and on arm’s length negotiation, or the price based on the actual production cost incurred plus a reasonable profit margin with reference to the general range of profit margins in the industry, and will be determined on terms not less favorable than those sold by independent third parties to the Company or its subsidiaries or sold by the Company or its subsidiaries to independent third parties (if any).

The expected caps, being the maximum revenue on an aggregated basis expected to be generated by us from the transactions contemplated under the Renewed Framework Agreement, are

•       US$60 million for the year ending 31 December 2014, and

•       US$75 million for the year ending 31 December 2015.

Related Party Transactions

Entrusted Loan Agreement with China Academy of Telecommunication Technology and Datang Telecom Group Finance Co., Ltd

In November 2012, our subsidiary SMIB entered into an entrusted loan arrangement with China Academy of Telecommunication Technology (“Lender”) and Datang Telecom Group Finance Co.,Ltd (“Arranger”), under which SMIB was provided a 180 day revolving loan in the principal amount of RMB500 million (approximately $80 million), which was unsecured. This entrusted loan was used to finance the planned expansion for SMIB’s 12- inch fab. SMIB repaid the loan in May 2013. The interest rate on the loan was 5.04% in 2013.

In December 2013, our subsidiary SMIB entered into another entrusted loan arrangement with Lender and Arranger, under which SMIB was provided a two- month loan in the principal amount of RMB400 million (approximately $66 million), which is unsecured. This entrusted loan was used to finance the planned expansion for SMIB’s 12- inch fab. SMIB repaid the loan in February 2014. The interest rate on the loan was 3%.

In May 2014, our subsidiary SMIB entered into another entrusted loan arrangement with Lender and Arranger, under which SMIB was provided a six- month loan in the principal amount of RMB400 million (approximately $64 million), which is unsecured. This entrusted loan was used to finance the planned expansion for SMIB’s 12-inch fab. SMIB will repay the loan in November 2014. The interest rate on the loan is 3%.

Entrusted Loan Agreement with CIDC

In June 2013, our subsidiary SMIB entered into an entrusted loan arrangement with CIDC through China CITIC Bank, under which SMIB was provided a two-year unsecured entrusted loan in the principal amount of RMB70 million (approximately US$11.2 million). This entrusted loan was used for working capital purposes. As at 31 December 2013, SMIB has drawn down RMB70 million and repaid RMB4.5 million on this loan facility. The outstanding balance of RMB65.5 million is repayable in June 2015. The interest rate on the loan is 12%.

PRC REGULATIONS

Regulation

The integrated circuit industry in China is subject to substantial regulation by the Chinese government. This section sets forth a summary of the most significant Chinese regulations that affect our business in China.

Scope of Regulation

The Several Policies to Encourage the Development of Software and Integrated Circuit Industry and the Several Policies to Further Encourage the Development of Software and Integrated Circuit Industry, or the Integrated Circuit Policies, promulgated by the State Council of the PRC on 24 June 2000 and on 28 January 2011, respectively, together with other ancillary laws and regulations, regulates integrated circuit production enterprises, or ICPEs. The State Council issued the Integrated Circuit Policies in order to encourage the development of the software and integrated circuits industry in China. The Integrated Circuit Policies form the basis for a series of laws and regulations that set out in detail the preferential policies relating to ICPEs. Such laws and regulations include:

•        the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Taxation Policy Encouraging the Further Development of the Software Industry and the Integrated Circuit Industry, or the Integrated Circuit Notice, jointly issued by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on 22 September 2000;

•        the Notice of the Ministry of Finance on Taxation Policies Concerning the Import of Self-used Raw Materials and Consumables by Part of Integrated Circuit Production Enterprises, or the Raw Materials Taxation Notice, issued by the Ministry of Finance on 24 August 2002;

•        the Notice on Taxation Policies Concerning the Import of Construction Materials Specially used for Clean Rooms by Part of the Integrated Circuit Production Enterprises, or the Construction Materials Taxation Notice, issued by the Ministry of Finance on 26 September 2002;

•        the Notice by the Ministry of Finance and the State Administration of Taxation on Increasing Tax Refund Rate for Export of Certain Information Technology (IT) Products, or the Export Notice, issued by the Ministry of Finance and the State Administration of Taxation on 10 December 2004;

•        the Measures for the Accreditation of the Integrated Circuit Enterprise Encouraged by the State (For Trial Implementation), or the Accreditation Measures jointly issued by the National Development and Reform Commission, the Ministry of Information Industry, the State Administration of Taxation and the General Administration of Customs on 21 October 2005; and

•        the Interim Measures for the Management of the Special Fund for the Research and Development of the Integrated Circuit Industry, or the Fund Measures, jointly issued by the Ministry of Finance, the Ministry of Information Industry and the National Development and Reform Commission on 23 March 2005.

Preferential Industrial Policies Relating to ICPEs

ICPEs which are duly accredited in accordance with relevant laws and regulations may qualify for preferential industrial policies. Under the Integrated Circuit Policies, accreditation of ICPEs is determined by the competent examination and approval authorities responsible for integrated circuit projects after consultation with relevant taxation authorities. Under the Accreditation Measures, an integrated circuit enterprise refers to an independent legal entity duly established in the PRC (except for Hong Kong, Macao, and Taiwan) engaging in the fabrication, package, or testing of integrated circuit chips and the production of mono-crystalline silicon of six inches or above, excluding the integrated circuit design enterprise. The accreditation of ICPEs is included in the accreditation of the integrated circuit enterprises. Such accreditation is determined by the competent authorities consisting of the National Development and Reform Commission, the Ministry of Information Industry (now Ministry of Industry and Information Technology), the State Administration of Taxation and the General Administration of Customs, which jointly designate the China Semiconductor Industrial Association as the accreditation institution. Any enterprise qualified under the requirements set forth in the Accreditation Measures is entitled to apply to the China Semiconductor Association for the Accreditation of the ICPEs. The accreditation of ICPEs is annually reviewed. If the enterprise fails to apply for the annual review in time, it shall be deemed as giving up such accreditation and if the enterprise fails in the annual review, the accreditation will also be canceled.

SMIS, SMIB and SMIT have been accredited as ICPEs and are entitled to the preferential industrial policies described below.

Encouragement of Domestic Investment in ICPEs

Pursuant to the Interim Provisions on Promoting Industrial Structure Adjustment, or the Interim Provisions, issued by the State Council on 2 December 2005, and the Catalogue for the Guidance of Industrial Structure Adjustment, or the Guidance Catalogue, which is the basis and criteria for implementing the Interim Provisions, issued by the National Development and Reform Commission and all the State Council Institutions on 27 March 2011 and amended on 16 February 2013, the Chinese government encourages (i) the design of integrated circuits, (ii) the fabrication of integrated circuits with a line width of less than 1.9 micron (including 0.8 micron) and (iii) the advanced packaging and testing of BGA, PGA, CSP and MCM. Under the Interim Provisions, imported equipment that is used for a qualifying domestic investment project and that falls within such project’s approved total investment amount is exempt from custom duties except for such equipment listed in the Catalogue of Import Commodities for Domestic Investment Projects Not Entitled to Tax Exemptions, as stipulated by the State Council and amended in 2006, 2008 and 2012, as well as in the General Administration of Customs’ announcement on the relevant matters arising from the implementation Industrial Restructuring Guidance Catalogue (2011) (Revised) by the customs (Announcement No. 18 2013 of the General Administration of Custom) and the Notice of the State Council on Adjusting the Taxation Policies for Imported Equipment (Guo Fa [1997] No.37).

Encouragement of Foreign Investment in ICPEs

Pursuant to the Integrated Circuit Policies and the Guideline Catalogue of Foreign Investment Industries promulgated jointly by the State Development and Reform Commission and the Ministry of Commerce on 24 December 2011, the following foreign investment categories are encouraged:

•        design of integrated circuits;

•        fabrication of large scale integrated circuits with a line width of less than 0.18 micron (including 0.18 micron);

•        fabrication of analog and analog digital integrated circuits with a line width of less than 0.8 micron (including 0.8 micron);

•        advanced packaging and testing of BGA, PGA, CSP, MCM;

•        fabrication of mixed integrated circuits;

•        MEMS and compound semiconductor integrated circuits.

Foreign investment in such encouraged projects may enjoy preferential treatment as stipulated by the laws and regulations.

Preferential Taxation Policies

We are incorporated in the Cayman Islands and not currently subject to taxation in the

Cayman Island.

The Law of the PRC on Enterprise Income Tax (“EIT Law”) was promulgated on 16 March 2007, which became effective 1 January 2008. Under the EIT Law, domestically- owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. The EIT Law provides a five-year transition period starting from its effective date for those companies which were established before the promulgation date of the EIT Law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. In accordance with regulations issued by the State Council, the tax rate of such companies may gradually transit to the uniform tax rate within the transition period. For those companies which are enjoying tax holidays, such tax holidays may continue until their expiration in accordance with the regulations issued by the State Council, but where the tax holiday has not yet started because of losses, such tax holiday shall be deemed to commence from the first effective year of the EIT Law. As a result, the applicable tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on 22 February 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilising all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39. The above provisions in Circular No. 1 have been abolished by Cai Shui

[2012] No. 27 since 1 January 2011. Nonetheless, pursuant to Cai Shui [2012] No. 27, if the integrated circuit production enterprise has been certified by tax authority to enjoy the above preferential tax rate under the Circular No. 1, it may continue to enjoy such preferential rate till the expiry of such preferential treatment even after the implementation of Cai Shui [2012] No. 27.

On 28 January 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On 20 April 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

On 25 July 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the assertion and preferential tax policy of integrated circuit enterprise established before 31 December 2010, is pursuant to Circular No.1.

Preferential Policies Encouraging Research and Development

The EIT Law and the Implementation Regulations of the EIT Law have provided tax incentives in relation to technologies as a means to encourage advancement and adoption of new technologies. The EIT Law provides an additional 50% deduction of the R&D expenses incurred from the R&D of new technologies, new products, and new techniques on the basis of the actual deductions when relevant enterprise has no intangible asset to be formed and calculated into the current gains and losses. If intangible assets have been formed, they shall be amortized at 150% of the cost of the intangible assets.

Legal Framework Concerning the Protection of Intellectual Property Relating to Integrated Circuits

China has formulated various laws and regulations on intellectual property protection in respect of integrated circuits including:

•         the Patent Law of the PRC, adopted at the fourth meeting of the Standing Committee of the Sixth National People’s Congress on 12 March 1984, effective 1 April 1985 and amended by the Ninth National People’s Congress on 25 August 2000 and third amended by the Eleventh People’s Congress on 27 December 2008, effective 1 October 2009;

•         the Paris Convention for the Protection of Industrial Property of the World Intellectual Property Organization, in which China became a member state as at 19 March 1985;

•         the General Principles of the Civil Law of the PRC adopted at the fourth session of the Sixth National People’s Congress on 12 April 1986, effective 1 January 1987 and revised at the tenth meeting of the Standing Committee of the Eleventh National People’s Congress on 27 August 2009. In this legislation, intellectual property rights were defined in China’s basic civil law for the first time as the civil rights of citizens and legal persons;

•         the Copyright Law of the PRC, adopted by the 15th meeting of the Seventh National People’s Congress Standing Committee on 7 September 1990, effective 1 June 1991, first amended by the Ninth National People’s Congress on 27 October 2001and subsequently amended by the Eleventh National People’s Congress on 26 February 2010;

•         the Regulations for the Protection of the Layout Design of Integrated Circuits, or the Layout Design Regulations, adopted 2 April 2001 at the thirty-sixth session of the executive meeting of the State Council, effective 1 October 2001; and

•         the World Intellectual Property Organization’s Washington Treaty on Intellectual Property in Respect of Integrated Circuits, for which China was among the first signatory states in 1990.

Protection of the Layout Design of Integrated Circuits

Under the Layout Design Regulations, layout design of an integrated circuit refers to a three dimensional configuration in an integrated circuit that has two or more components, with at least one of these being an active component, and part or all of the interconnected circuitry or the three-dimensional configuration prepared for the production of integrated circuits.

Chinese natural persons, legal persons or other organisations that create layout designs are entitled to the proprietary rights in the layout designs in accordance with the Layout Design Regulations. Foreign persons or enterprises that create layout designs and have them first put into commercial use in China are entitled to the proprietary rights in the layout designs in accordance with the Layout Design Regulations. Foreign persons or enterprises that create layout designs and that are from a country that has signed agreements with China regarding the protection of layout designs, or is a party to an international treaty concerning the protection of layout designs to which China is also a party, are entitled to the proprietary rights of the layout designs in accordance with the Layout Design Regulations.

Proprietary Rights in Layout Design of Integrated Circuits

Holders of proprietary rights in a layout design are entitled to the following proprietary rights:

•         to duplicate the whole protected layout design or any part of the design that is original; and

•         to make commercial use of the protected layout design, the integrated circuit containing the layout design, or commodities containing the integrated circuit.

Proprietary rights in layout designs become valid after being registered with the administrative department of the State Council responsible for intellectual property. Unregistered layout designs are not protected by the Layout Design Regulations.

The protection period of the proprietary rights in a layout design is ten years, commencing from the date of the application for registration of the layout design or the date that it is first put into commercial use anywhere in the world, whichever is earlier. However, regardless of whether or not a layout design is registered, or whether or not it is put into commercial use, it is not protected after 15 years from the time of its creation.

Registration of a Layout Design

The administrative departments of the State Council responsible for intellectual property are responsible for the registration of layout designs and accepting applications for the registration of layout designs. If an application for a layout design registration is not made with the administrative department of the State Council responsible for intellectual property within two years after it has been first put into commercial use anywhere in the world, the administrative department of the State Council responsible for intellectual property will not register the application. A holder of proprietary rights in a layout design may transfer the proprietary rights or give permission for other parties to use the layout design.

Compulsory Licenses for Exploitation of Patents in Respect of Semiconductor Technology

Under the Patent Law and the Implementing Regulations of the Patent Law, after three years from the date of granting the patent rights and after four years from the patent application date, any person or enterprise that has made good faith reasonable proposals to the holder of proprietary rights seeking a license to those rights, but has been unable to obtain such license after an extended period of time, may request the administrative department responsible for patents under the State Council to grant a compulsory license for the relevant patent, provided that the patent owner fails to exploit or fails to adequately exploit the patent without justified reasons. However, where a compulsory license involves semiconductor technology, the implementation of a compulsory license is restricted to public and non-commercial uses, or to uses that counteract anti-competitive actions, as determined by judicial or administrative procedures.

PRC Tax for “Resident Enterprises”

Under China’s EIT Law, we may be classified as a “resident enterprise” of China. This classification could result in unfavorable tax consequences to us and our non-PRC shareholders. The implementing rules of the EIT Law define de facto management bodies as “management bodies that exercises substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. In April 2009, the State Administration of Taxation further specified criteria for the determination of the “de facto management bodies” for foreign enterprises, which are controlled by PRC enterprises. If all of these criteria are met, the relevant foreign enterprise controlled by a PRC enterprise will be deemed to have its “de facto management bodies” located in the PRC and therefore be considered a PRC resident enterprise. These criteria include: (i) the enterprise’s day-to-day operational management is primarily exercised in the PRC, (ii) decisions relating to the enterprise’s financial and human resource matters are made or subject to approval by organisations or personnel in the PRC, (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders’ meeting minutes are located or maintained in the PRC and (iv) 50% or more of voting board members or senior executives of the enterprise habitually reside in the PRC.

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we may be subject to enterprise income tax at a rate of 25% on our worldwide taxable income as well as PRC enterprise income tax reporting obligations. Second, although under the EIT Law and its implementing rules dividends income between qualified resident enterprises is tax exempted income, it is not clear how a qualified resident enterprise which is incorporated overseas would be treated under the EIT Law. Finally, it is possible that future guidance issued with respect to the

“resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares or ADSs. Similarly, these unfavorable consequences could apply to our other overseas intermediary holding companies if they are classified as PRC resident enterprises.

Environmental Regulation

Our PRC subsidiaries are subject to a variety of PRC environmental laws and regulations promulgated by the central and local governments concerning examination and acceptance of environmental protection measures in construction projects, the use, discharge and disposal of toxic and hazardous materials, the discharge and disposal of waste water, solid waste, and waste gases, control of industrial noise and fire prevention. These laws and regulations set out detailed procedures that must be implemented throughout a project’s construction and operation phases.

A key document that must be submitted for the approval of a project’s construction is an environmental impact assessment report that is reviewed by the relevant environmental protection authorities. Upon completion of construction, and prior to commencement of operations, an additional examination and acceptance by the relevant environmental authority of such projects is also required. Within one month after receiving approval of the environmental impact assessment report, a semiconductor manufacturer is required to apply to and register with the competent environmental authority the types and quantities of liquid, solid and gaseous wastes it plans to discharge, the manner of discharge or disposal, as well as the level of industrial noise and other related factors. If the above wastes and noise are found by the authorities to have been managed within regulatory levels, renewable discharge registrations for the above wastes and noise are then issued for a specified period of time. SMIS, SMIB and SMIT have all received approval with respect to their relevant environmental impact assessment reports and discharge registrations.

From time to time during the operation of our PRC subsidiaries, and also prior to renewal of the necessary discharge registrations, the relevant environmental protection authority will monitor and audit the level of environmental protection compliance of these subsidiaries. Discharge of liquid, solid or gaseous waste over permitted levels may result in imposition of fines, imposition of a time period within which rectification must occur or even suspension of operations.

TAXATION

The following summary of certain tax consequences of the purchase, ownership and disposition of Bonds is based upon applicable laws, regulations, rulings and decisions in effect as at 31 August 2014, all of which are subject to change (possibly with retroactive effect). This discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of the Bonds and does not purport to deal with consequences applicable to all categories of investors, some of which may be subject to special rules. Persons considering the purchase of Bonds should consult their own tax advisers concerning the tax consequences of the purchase, ownership and disposition of Bonds. Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Bonds under the laws of their country of citizenship, residence or domicile.

Cayman Islands

The following is a discussion of certain Cayman Islands income tax consequences of an investment in the Bonds. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under the laws of the Cayman Islands, payments of interest, additional amounts, if any, principal and premium on the Bonds and dividends and capital in respect of the Shares will not be subject to taxation and no withholding will be required on the payment of principal and premium to any holder of the Bonds, as the case may be, nor will gains derived from the disposal of the Bonds be subject to Cayman Islands income or corporation tax. The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

No stamp duty is payable in respect of the issue of the Bonds. An instrument of transfer in respect of a Bond or certificates representing the Bonds is stampable if executed in or brought into the Cayman Islands.

Pursuant to section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Cabinet:

•                                that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciation shall apply to us or our operations; and

•                                in addition, that no tax be levied on profits, income gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable by us:

(i)     on or in respect of the shares, debentures or other obligations of us; or

(ii)          by way of withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (1999 Revision).

Our undertaking is for a period of twenty years from April 2000.

Hong Kong

Withholding Tax

No withholding tax in Hong Kong is payable on payments of principal in respect of the Bonds.

No tax is payable in Hong Kong by withholding or otherwise in respect of payments of dividends on the Shares.

Profits Tax

Hong Kong profits tax is chargeable on every person carrying on a trade, profession or business in Hong Kong in respect of assessable profits arising in or derived from Hong Kong from such trade, profession or business (excluding profits arising from the sale of capital assets). Under the Inland Revenue Ordinance (Cap. 112 of the Laws of Hong Kong) as it is currently applied, Hong Kong profits tax may be charged on revenue profits arising on the sale, disposal or redemption of the Bonds where such sale, disposal or redemption is or forms part of a trade, profession or business carried on in Hong Kong.

Interest on the Bonds will be subject to Hong Kong profits tax where such interest has a Hong Kong source, and is received by or accrues to:

(a)                       a financial institution (as defined in the Inland Revenue Ordinance) and arises through or from the carrying on by the financial institution of its business in Hong Kong; or

(b)                      a corporation carrying on a trade, profession or business in Hong Kong; or

(c)                       a person, other than a corporation, carrying on a trade, profession or business in Hong Kong and such interest is in respect of the funds of the trade, profession or business. Although no tax is imposed in Hong Kong in respect of capital gains, Hong Kong profits tax may be chargeable on trading gains arising on the sale or disposal of the Shares where such transactions are or form part of a trade, profession or business carried on in Hong Kong.

Stamp Duty

No Hong Kong stamp duty will be chargeable upon the issue or transfer of a Bond.

Hong Kong stamp duty is payable on any purchase and sale of Shares, including the transfer of the Bonds, for as long as the transfer thereof is required to be registered in Hong Kong. The duty is charged on each of the purchaser and the seller at the ad valorem rate of 0.1% of the consideration for, or (if greater) the value of, the Shares bought and sold. In other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Shares. In addition, any instrument of transfer (if required) will be subject to a flat rate of stamp duty of HK$5. Where a sale or purchase of Shares registered on a Hong Kong share register is effected by a person who is not resident in Hong Kong and any stamp duty payable thereon is not paid, the relevant instrument of transfer (if any) is chargeable with such duty in default and the transferee is liable to pay such duty.

The PRC

Under the PRC EIT Law which took effect on 1 January 2008, enterprises established outside the PRC whose “de facto management bodies” are located in China are considered as “PRC tax resident enterprises”. The Implementation Rules define the term “de facto management body” as a management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise. If we are deemed to be a PRC resident enterprise for enterprise income purpose, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Furthermore, we would be obligated to withhold PRC income tax of 7% on payments of interest on the Bonds to investors that are non-resident enterprises located in Hong Kong or 10% on payments of interest on the Bonds to investors that are non- resident enterprises located outside Hong Kong, or other jurisdictions that have not concluded agreements or arrangements for the avoidance of double taxation on income with the PRC, because the interest would be regarded as being derived from sources within the PRC. If we fail to do so, it may be subject to fines and other penalties. In addition, any gain realised by such non-resident enterprise investors from the transfer of the Bonds would be regarded as being derived from sources within the PRC and accordingly would be subject to PRC income tax at a rate of 10%. However, if we are not considered as a PRC resident enterprise for enterprise income purposes, non-resident enterprise investors would not be subject to PRC income tax on any interest received on the Bonds or any gains realised from the transfer of the Bonds.

EU Directive on the Taxation of Savings Income

Under the Directive on the taxation of savings income, Member States are required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State or to certain limited types of entities established in that other Member State. However, for a transitional period, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have adopted similar measures (a withholding system in the case of Switzerland).

The European Commission has proposed certain amendments to the Directive, which may, if implemented, amend or broaden the scope of the requirements described above.

The proposed financial transactions tax (“FTT”)

The European Commission has published a proposal for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”).

The proposed FTT has very broad scope and could, if introduced in its current form, apply to certain dealings in the Bonds (including secondary market transactions) in certain circumstances.

Under current proposals the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the Bonds where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT proposal remains subject to negotiation between the participating Member States and is the subject of legal challenge. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate. Prospective holders of the Bonds are advised to seek their own professional advice in relation to the FTT.

U.S. Federal Income Taxation

This disclosure is limited to the U.S. federal income tax issues addressed herein. Additional issues may exist that are not addressed in this disclosure and that could affect U.S. federal income tax treatment of the Bonds.

The following discussion is a summary of certain U.S. federal income tax consequences to U.S. Holders (as defined below) of the purchase, ownership and disposition of the Bonds as at the date hereof. It deals only with Bonds held as capital assets within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes by U.S. Holders that acquire Bonds at their “issue price”, which will equal the first price at which a substantial amount of the Bonds is sold to the public (not including bond houses, broker or similar persons acting in the capacity of underwriters, placement agents or wholesalers). This discussion does not address state, local, non-U.S. or other tax laws. In addition, this discussion does not address the U.S. federal income tax consequences to Non-U.S. Holders, nor does it address all of the U.S. federal income tax considerations that may be relevant to U.S. holders (as defined below) in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax law, such as banks, financial institutions; insurance companies; traders or dealers in securities or currencies; partnerships and their partners; regulated investment companies; real estate investment trusts; tax-exempt organizations; persons holding a Bond as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes; persons subject to the alternative minimum tax; U.S. expatriates; or persons having a functional currency other than the U.S. dollar. Furthermore, the discussion below is based upon the provisions of the Code, final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions as of the date hereof, and such authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (“IRS”) with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS will not challenge the conclusions we have reached and described herein or that a U.S. court will not sustain such challenge.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a Bond that is (i) a citizen or individual resident alien of the United States for U.S. federal income tax purposes, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state therein or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity holds the Bonds, the tax treatment of a partner or other owner of the partnership or pass-through entity will generally depend upon the status of the partner or other owner and the activities of the entity. If you are a partner or other owner of a partnership or other pass-through entity that is considering holding the Bonds, you should consult your tax advisors regarding the tax consequences of acquiring, owning and disposing of the Bonds.

We urge holders considering the purchase, ownership or disposition of the Bonds to consult their tax advisors concerning the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences under the laws of any state, local, foreign or other jurisdiction.

Additional Payments

We may be obligated to pay amounts in excess of the stated interest or principal on the exchange notes, including as described under “Terms and Conditions of the Bonds — Redemption for Taxation Reasons,” “Terms and Conditions of the Bonds — Redemption at the Option of the Issuer” and “Terms and Conditions of the Bonds — Redemption for Change in Control.” These potential payments may implicate the provisions of Treasury regulations relating to “contingent payment debt instruments.” According to the applicable Treasury regulations, certain contingencies will not cause a debt instrument to be treated as a contingent payment debt instrument if such contingencies in the aggregate, as of the date of issuance, are remote or incidental. We intend to take the position that the foregoing contingencies are remote or incidental, and we do not intend to treat the Bonds as contingent payment debt instruments. Our position that such contingencies are remote or incidental is binding on a holder unless such holder discloses its contrary position in the manner required by applicable Treasury regulations. Our position is not, however, binding on the IRS, and if the IRS were to successfully challenge this position, a holder subject to U.S. federal income taxation might be required to accrue interest income at a higher rate than the stated interest rate on the Bonds, and to treat as ordinary interest income any gain realized on the taxable disposition of a Bond. The remainder of this discussion assumes that the Bonds will not be treated as contingent payment debt instruments. Holders should consult their own tax advisors regarding the possible application of the contingent payment debt instrument rules to the Bonds.

Payments of Interest

Subject to the discussion below regarding original issue discount, each payment of interest on a Bond generally will be taxable as ordinary interest income at the time it accrues or is received, in accordance with a U.S. Holder’s method of accounting for U.S. federal income tax purposes.

In addition to interest on the Bonds, a U.S. Holder will be required to include in income any additional amounts paid in respect of foreign taxes withheld. As described in “Taxation — The PRC”, payments of interest on the Bonds may be subject to PRC tax. If interest payments on the Bonds are subject to withholding taxes, you may be able, subject to generally applicable limitations, to claim a foreign tax credit or take a deduction for such withholding taxes imposed on interest payments. Interest income earned with respect to a Bond generally will constitute foreign-source income for foreign tax credit purposes.

Original Issue Discount

In General. Under the federal income tax rules governing obligations issued with “original issue discount,” a note with a term that exceeds one year will constitute a discount note issued with original issue discount (“OID”) if it has a term of more than one year and the “stated redemption price at maturity” of the issue exceeds its “issue price” by more than a de minimis amount. The “stated redemption price at maturity” of the Bonds will exceed the “issue price” of the Bonds by more than a de minimis amount, and the Bonds will therefore constitute discount notes issued with OID. Following is a summary of the OID rules and their application to the Bonds.

The “issue price” of a note generally is the first price at which a substantial amount of the issue of which the note is a part is sold to persons other than bond houses, brokers or similar persons acting in the capacity of underwriters, placement agents or wholesalers. The “stated redemption price at maturity” of a note generally is the total amount of payments provided by the note other than “qualified stated interest” payments. Generally, an interest payment on a note is “qualified stated interest” if it is one of a series of stated interest payments on a note that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the note. Qualified stated interest payable on a Bond will be taxable to you when accrued or received in accordance with your normal method of accounting.

Notes that have de minimis OID generally will be treated as not having OID unless a holder elects to treat all interest on the note as OID. See “— Election to Treat All Interest as Original Issue Discount”. A note will be considered to have de minimis OID if the difference between its stated redemption price at maturity and its issue price is less than the de minimis amount of ¼ of 1 percent of the stated redemption price at maturity multiplied by the number of complete years from the issue date of the note to its maturity.

Because the stated principal amount of the Bonds may exceed the issue price (as defined above) of the Bonds by at least a de minimis amount, the Bonds may be treated as issued with OID for U.S. federal income tax purposes. The following is a summary of the OID rules and their application to the Bonds (if the Bonds are treated as issued with OID). A U.S. Holder will be required to include OID in gross income (as ordinary income) for U.S. federal income tax purposes as it accrues (regardless of its method of accounting for U.S. federal income tax purposes), which may be in advance of receipt of the cash attributable to that income. OID accrues under the constant-yield method, based on a compounded yield to maturity, as described below. Accordingly, a U.S. Holder will generally be required to include in income increasingly greater amounts of OID in successive accrual periods.

The amount of OID a U.S. Holder must include in income each taxable year will equal the sum of the “daily portions” of the OID with respect to a Bond for all days on which such holder owns the Bond during the taxable year. Generally, a U.S. Holder determines the daily portions of OID by allocating to each day in an “accrual period” the pro rata portion of the OID that is allocable to that accrual period. The term “accrual period” means an interval of time with respect to which the accrual of OID is measured and which may vary in length over the term of a Bond provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on either the first or last day of an accrual period.

The amount of OID allocable to an accrual period will be the excess, if any, of:

•                                the product of the “adjusted issue price” of the Bond at the beginning of the accrual period and its “yield to maturity,” over

•                                the aggregate amount of any QSI allocable to the accrual period.

All of the stated interest on the Bonds should constitute qualified stated interest (“QSI”). The adjusted issue price of a Bond at the beginning of the first accrual period is its issue price, and, on any day thereafter, it is the sum of the issue price and the amount of OID previously included in gross income, reduced by the amount of any payment (other than a payment of QSI) previously made on the Bond. If an interval between payments of QSI on a Bond contains more than one accrual period, then, when a U.S. Holder determines the amount of OID allocable to an accrual period, such holder must allocate the amount of QSI payable at the end of the interval, including any QSI that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, a U.S. Holder must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any QSI that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. If all accrual periods are of equal length except for a shorter initial and/or final accrual period, a U.S. Holder can compute the amount of OID allocable to the initial period using any reasonable method; however, the OID allocable to the final accrual period will always be the difference between the amount payable at maturity (other than a payment of QSI) and the adjusted issue price at the beginning of the final accrual period.

Election to treat all interest as original issue discount. A U.S. Holder may elect to include in gross income all interest that accrues on its Bond using the constant-yield method described above, with the modifications described below. If a U.S. Holder makes this election for its Bond, then, when such holder applies the constant-yield method:

•                                the issue price of the Bond will equal its cost,

•                                the issue date of the Bond will be the date such holder acquired it, and

•                                no payments on the Bond will be treated as payments of QSI.

Generally, this election will apply only to the Bond for which such election is made by a U.S. Holder. A U.S. Holder may not revoke an election to apply the constant-yield method to all interest on a Bond without the consent of the IRS.

Sale, Exchange or Retirement of the Bonds

Generally, a sale, exchange, redemption, retirement or other taxable disposition of a Bond will result in taxable gain or loss to a U.S. Holder equal to the difference, if any, between the amount realized on the disposition (excluding amounts attributable to any accrued and unpaid stated interest, which will be taxed as ordinary income to the extent not previously so taxed) and the U.S. Holder’s adjusted tax basis in the Bond. The amount realized will equal the sum of any cash and the fair market value of any other property received on the disposition (including for this purpose any amounts paid in respect of foreign taxes withheld). A U.S. Holder’s adjusted tax basis in the Bond will generally equal the cost of such Bond to such Holder, increased by the amount of any OID previously included in income, and decreased by the amount of any payments (other than payments of qualified stated interest) on the Bond. Such gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Bond is held for more than one year. For non-corporate U.S. Holders, including individuals, long-term capital gains generally are taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations.

As described in “Taxation — The PRC”, gains from the disposition of Bonds may be subject to PRC tax. Although any such gain of a U.S. Holder would generally be characterized as U.S.-source income, a U.S. Holder that is eligible for the benefits of the U.S.-PRC income tax treaty may be able to elect to treat the gain as foreign-source gain for foreign tax credit purposes. Interest income on a Bond generally will be considered “passive category income” for U.S. foreign tax credit purposes. the rules governing the foreign tax credit are complex, and U.S. Holders should consult their own tax advisors regarding the foreign tax credit implications of such sale, exchange or other disposition of a Bond and the availability of the credit of any PRC taxes under their particular circumstances.

Additional Tax on Net Investment Income

U.S. holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on, among other items, interest income and capital gains from the sale or other disposition of a Bond, subject to certain limitations and exceptions. U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition a Bond.

Information Reporting and Backup Withholding

In general, information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a note before maturity, in each case, when made within the United States or through certain U.S. intermediaries. Additionally, if a U.S. Holder fails (i) to furnish its taxpayer identification number, (ii) to certify that such number is correct, (iii) to certify that such U.S. Holder is not subject to backup withholding, or (iv) to otherwise comply with the applicable requirements of the backup withholding rules, such U.S. Holder may be subject to backup withholding. Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemption from backup withholding and information reporting is properly established. Backup withholding is not an additional tax. Any amounts withheld from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is furnished to the IRS in a timely manner. You should consult your tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Certain U.S. Holders that hold “specified foreign financial assets” generally in excess of $50,000 are generally required to file with their annual returns an information report (Form 8938) with respect to such assets (and can be subject to related penalties for failure to so file). The definition of “specified foreign financial assets” includes not only a financial account maintained by a foreign financial institution, such as a financial account in which Bonds are held, but also, if held for investment and not held in an account maintained by a financial institution, any securities issued by a non-U.S. person, such as the Bonds. U.S. Holders may be subject to these reporting requirements with respect to their Bonds or the account in which their Bonds are held unless their Bonds are held in an account at a domestic financial institution. Prospective investors in the Bonds are urged to consult their own tax advisors regarding the possible reporting requirements with respect to their investment in the Bonds.

SUBSCRIPTION AND SALE

We entered into a subscription agreement with the Managers dated 25 September 2014 (the “Subscription Agreement”), pursuant to which and subject to certain conditions contained therein, we have agreed to sell to the Managers, and the Managers severally and not jointly agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for, the aggregate principal amount of the Bonds.

We have agreed to indemnify the Managers against certain liabilities in connection with the offer and sale of the Bonds. The Subscription Agreement provides that the obligations of the Managers are subject to certain conditions precedent, and entitles the Managers to terminate the Subscription Agreement in certain circumstances at any time up to the time when subscription moneys have been received and the Bonds issued.

The Managers and certain of their affiliates have, from time to time, performed, and may in the future perform, certain commercial banking, investment banking and advisory services for us, the Group and/or our affiliates for which they have received or will receive customary fees and expenses. In addition to the transaction services for us or the Group, each of the Managers may, from time to time, engage in other transactions with and perform services for us or the Group in the ordinary course of our or the Group’s business.

In addition, the Managers and certain of their subsidiaries and affiliates may hold Shares as beneficial owners, on behalf of clients or in the capacity of investment advisers. Each of the Managers and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the Managers and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve our securities and instruments.

Each of the Managers or their affiliates may purchase the Bonds for its or their own account and enter into transactions, including (i) credit derivatives, such as asset swaps, repackaging and credit default swaps relating to the Bonds and/or other securities or (ii) equity derivatives and stock loan transactions relating to our or our subsidiaries’ or our associates’ Shares at the same time as the offer and sale of the Bonds or in secondary market transactions. Such transactions would be carried out as bilateral trades with selected counterparties and separately from any existing sale or resale of the Bonds to which this Offering Circular relates (notwithstanding that such selected counterparties may also be purchasers of the Bonds).

No Sale of Similar Securities

We have agreed in the Subscription Agreement with the Managers that neither the Issuer nor any person acting on its or their behalf will (i) issue, offer, sell, contract to sell or otherwise transfer or dispose of (or publicly announce any such issue, offer, sale, contract to sale, transfer or disposal or otherwise make public an intention to do so), either conditionally or unconditionally or directly or indirectly, any other notes, bonds or other debt securities of whatsoever nature in the international debt capital markets where the notes, bonds or other debt securities would be issued or guaranteed by the Issuer or any other member of the Group or (ii) announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of the Managers between the date hereof and the date which is 90 days after the date of the Subscription Agreement (both dates inclusive).

No registration

The Bonds have not been registered under the Securities Act or any state securities laws. The Managers propose to offer the Bonds for resale in transactions not requiring registration under the Securities Act or applicable state securities laws, including sales pursuant to Rule 144A and Regulation S. Each purchaser of the Bonds will be deemed to have made acknowledgments, representations and agreements as described under “Transfer Restrictions”.

New Issue of Bonds

The Bonds are a new issue of securities with no established trading market. Approval in-principle has been obtained to the SGX-ST for listing of, and quotation for, the Bonds. The Issuer has been advised by the Managers that they presently intend to make a market in the Bonds after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. The Issuer cannot assure the liquidity of the trading market for the Bonds. If an active trading market for the Bonds does not develop, the market price and liquidity of the Bonds may be adversely affected. If the Bonds are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the Company’s operating performance and financial condition, general economic conditions and other factors.

Settlement

The Issuer expects that delivery of the Bonds will be made to investors on or about the Closing Date specified on the cover page of this Offering Circular, which will be 7 October 2014. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Purchasers of the Bonds who wish to trade the Bonds prior to their date of delivery hereunder should consult their advisors.

Short Positions and Stabilising Transactions

In connection with the offering, each Manager as a Stabilising Manager may purchase and sell the Bonds in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing purchases. Short sales involve the sale by a Stabilising Manager of a greater principal amount of the Bonds than they are required to purchase in the offering. A Stabilising Manager must close out any short position by purchasing the Bonds in the open market. A short position is more likely to be created if the Managers are concerned that there may be downward pressure on the price of the Bonds in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilising transactions involve bids to purchase the Bonds so long as the stabilising bids do not exceed a specified maximum.

Similar to other purchase transactions, a Stabilising Manager’s purchases to cover the syndicate short sales and stabilising purchasers may have the effect of raising or maintaining the market price of the Bonds or preventing or retarding a decline in the market price of the Bonds. As a result, the price of the Bonds may be higher than the price that might otherwise exist in the open market.

None of the Issuer, or any of the Managers makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Bonds. In addition, none of the Issuer, or any of the Managers makes any representation that the Managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice at any time. No assurance can be given as to the liquidity of, or the trading market for, the Bonds.

General

The distribution of this Offering Circular or any offering material and the offering, sale or delivery of Bonds is restricted by law in certain jurisdictions. Therefore, persons who may come into possession of this Offering Circular or any offering material are advised to consult with their own legal advisers as to what restrictions may be applicable to them and to observe such restrictions. This Offering Circular may not be used for the purpose of an offer or invitation in any circumstances in which such offer or invitation is not authorised. No action has been or will be taken in any jurisdiction by the Managers or us that would permit a public offering of the Bonds, or possession or distribution of this Offering Circular or any other offering or publicity material relating to the Bonds (including roadshow materials and investor presentations), in any country or jurisdiction where action for that purpose is required. Accordingly, the Bonds may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisements in connection with the Bonds may be distributed or published, by us or any of the Managers, in or from any country or jurisdiction, except in circumstances which will result in compliance with all applicable rules and regulations of any such country or jurisdiction and will not impose any obligations on us or the Managers.

United States

The Bonds have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S.

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer or sell the Bonds as part of their distribution at any time within the United States (other than pursuant to Rule 144A). Terms used in this paragraph have the meanings given to them by Regulation S.

The Bonds are being offered and sold outside of the United States to in reliance on Regulation S. The Subscription Agreement provides that the Managers may arrange for the offer and resale of Bonds within the United States only to QIBs in reliance on Rule 144A.

In addition, until 40 days after the commencement of the offering of the Bonds, an offer or sale of the Bonds within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

United Kingdom

Each of the Managers has represented and agreed that:

(i)         it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA) received by it in connection with the issue or sale of the Bonds in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(ii)        it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom.

Hong Kong

Each of the Managers has represented and agreed that:

(i)         it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any Bonds other than (a) to “professional investors” as defined in the SFO and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) (the “CO”) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(ii)        it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Bonds, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Bonds which are or are intended to be disposed of only to persons outside Hong Kong (who will not, in contravention of, inter alia, the CO, sell, offer or market the Bonds to persons who are public in Hong Kong, or who are not within the definition of “professional investors”) or only to “professional investors” as defined in the SFO and any rules made under that ordinance.

Singapore

Each of the Mangers has acknowledged that this Offering Circular has not been registered as a prospectus with the Monetary Authority of Singapore (the “MAS”). Accordingly, each of the Mangers has represented, warranted and agreed that it has not offered or sold any Bonds or caused such Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell such Bonds or cause such Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

This Offering Circular has not been registered as a prospectus with the MAS. Accordingly, this Offering Circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except:

(1)    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)    where no consideration is or will be given for the transfer; (3)   where the transfer is by operation of law;

(4)    as specified in Section 276(7) of the SFA; or

(5)    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Japan

Each of the Managers represents and agrees that the Bonds have not been and will not be registered under the Securities and Exchange Law of Japan and it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Bonds in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and other relevant laws and regulations of Japan.

Cayman Islands

Each of the Managers has represented, warranted and agreed that the offer to sell the Bonds is private and not intended for the public and, further that each of the Managers has not made and will not make any invitation to the public in the Cayman Islands or to residents of the Cayman Islands, whether directly or indirectly, to offer or sell the Bonds.

TRANSFER RESTRICTIONS

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, sale, resale, pledge or other transfer of the Bonds.

Each purchaser of the Bonds will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or in Regulation S are used herein as defined therein):

1.      it is not an “affiliate” (as defined in Rule 144 under the Securities Act) of the the Issuer or acting on behalf of the Issuer and (A) (i) is a QIB, (ii) is aware that the sale of the Bonds to it is being made in reliance on Rule 144A, and (iii) is acquiring such Bonds for its own account or the account of a qualified institutional buyer, or (B) is outside the United States;

2.      it acknowledges that the Bonds have not been and will not be registered under the Securities Act or with any securities regulatory authority of any jurisdiction and may not be offered or sold within the United States except as set forth below;

3.      it understands and agrees that if in the future it decides to resell, pledge or otherwise transfer any Bonds or any beneficial interests in any Bonds other than a Regulation S global bond, such Bonds may be resold, pledged, or transferred only by an initial investor (i) to the Company or the Issuer or any subsidiary thereof, (ii) to a person whom the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A, (iii) in an offshore transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act, (iv) pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act (if available) or (v) pursuant to an effective registration statement under the Securities Act, and in each of such cases, in accordance with any applicable securities laws of any state of the United States and any other jurisdiction;

4.      it agrees to, and each subsequent holder is required to, notify any purchaser of the Bonds from it of the resale restrictions referred to in clause 3 above, if then applicable;

5.      it understands and agrees that (A) the Bonds initially offered in the United States to QIBs will be represented by Rule 144A global bonds, and (B) the Bonds offered outside the United States in reliance on Regulation S will be represented by Regulation S global bonds;

6.      it understands that the Rule 144A Global Certificates will bear a legend to the following effect, as applicable, unless otherwise agreed to by the Issuer:

THIS BOND HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QIB WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN

OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS BOND.

7.      it acknowledges that the the Issuer and the Managers and others will rely upon the truth and accuracy of the foregoing acknowledgments, representation and agreements and agrees that, if any of such acknowledgments, representations or warranties deemed to have been made by virtue of its purchase of Bonds are no longer accurate, it shall promptly notify the Issuer, and if it is acquiring any Bonds as a fiduciary or agent for one or more accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

RATINGS

The Bonds have been assigned with a rating of “BBB—” by S&P. The credit ratings accorded the Bonds are not a recommendation to purchase, hold or sell the Bonds inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period or that the ratings will not be revised by the rating agencies in the future if, in their judgment, circumstances so warrant.

LEGAL MATTERS

Certain legal matters with respect to the Bonds will be passed upon for the Issuer by Slaughter and May as to matters of United States federal law and English law, by Conyers Dill and Pearman (Cayman) Limited as to matters of Cayman Islands law and by Jun He Law Offices as to matters of PRC law. Certain legal matters will be passed upon for the Managers by Linklaters as to matters of United States federal law and English law and by Zhong Lun Law Firm as to matters of PRC law.

INDEPENDENT PUBLIC ACCOUNTANTS

The audited consolidated financial statements of the Company as at and for the years ended 31 December 2011, 2012 and 2013 included in this Offering Circular have been audited by Deloitte Touche Tohmatsu, our independent public accountants. Deloitte Touche Tohmatsu has agreed the inclusion in the Offering Circular of, and all references to (i) its name; and (ii) its report of independent registered public accounting firm on our consolidated financial statements as at and for the years ended 31 December 2011, 2012 and 2013.

The unaudited condensed consolidated financial statements of the Company as at and for the six months ended 30 June 2014 included in this Offering Circular have been reviewed by PricewaterhouseCoopers, our independent public accountants, in accordance with principles set out in International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. However, PricewaterhouseCoopers did not audit and they do not express an opinion on the unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their review on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers has agreed to the inclusion in this Offering Circular herein of, and all references to (i) its name and (ii) its review of our unaudited condensed consolidated financial statements as at and for the six months ended 30 June 2014.

The Company announced on 29 April 2014 that Deloitte Touche Tohmatsu (“Deloitte”) will retire as the auditors of the Company upon expiration of its current term of office at the conclusion of the forthcoming annual general meeting of the Company held on 27 June 2014 (the “AGM”). The Board has unanimously resolved to propose the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP (together, “PwC”) as the auditors of the Company at the AGM following the retirement of Deloitte and to hold office from the conclusion of the AGM until the conclusion of the next following annual general meeting of the Company, subject to the approval of the shareholders of the Company (the “Shareholders”) at the AGM. Deloitte has been the auditors of the Company since 2001. Consistent with good corporate governance practice, the Board considers that a rotation of auditors will help enhance the independence of the auditors and the effectiveness of the audit services. The Board is of the view that the proposal for appointing PwC as auditors of the Company would be in the best interest of the Company and the Shareholders as a whole. Deloitte has confirmed in writing that there are no matters in relation to its cessation to act as the Company’s auditors that need to be brought to the attention of the Shareholders. The Board has also confirmed that there are no disagreements or outstanding matters between the Company and Deloitte, and the Board is not aware of any other matters in relation to the change of auditors that need to be brought to the attention of the Shareholders. The appointment of PwC was approved by the AGM held on 27 June 2014.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, including annual reports on Form 20-F and current reports on Form 6- K, with the SEC. As a foreign private issuer, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. We are also not subject to the proxy rules under Section 14 or the short-swing insider profit disclosure rule under Section 16 of the Exchange Act. You may read and copy any reports or other information that we file at the public reference rooms of the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, NY 10281 and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the SEC’s website at www.sec.gov.

We also make available on our website, our annual reports, Form 20-F and the interim reports as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is http://www.smics.com.

In accordance with Hong Kong law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our board of directors (the “Board”) and statutory auditor relating thereto are filed with the Hong Kong Stock Exchange, where they are available to the public. Furthermore, as a listed company, we publish an annual announcement preceding the publication of our annual financial report (which includes the audited annual financial statements, the report of our Board and the statutory auditor’s report). In addition, we publish interim financial information. Copies of these documents are available on our website.

We will provide you, free of charge, with a copy of the Bonds. You may also request these documents by contacting our head office at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, PRC during normal business hours.

GENERAL INFORMATION

1.       The Bonds are expected to be accepted for clearance through Euroclear, Clearstream, Luxembourg and DTC.

The ISIN and CUSIP for each of the Rule 144A Bonds and the Regulation S Bonds are as follows:

	Rule 144A Bonds	Regulation S Bonds

ISIN	US81663NAA54	USG8020EAB77
CUSIP	81663N AA5	G8020E AB7

2.      Approval in-principle has been obtained for the listing and quotation of the Bonds on the SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed or reports contained in this Offering Circular. Approval in-principal granted by the SGX-ST for the listing and quotation of the Bonds on the SGX-ST is not to be taken as indication of the merits of the Issuer or any other subsidiary or associated company of the Issuer or the Bonds. The Bonds will be traded on the SGX-ST in a minimum board lot size of US$200,000 for so long as the Bonds are listed on the SGX-ST. For so long as the Bonds are listed on the SGX-ST and the rules of the SGX-ST so require, the Issuer shall appoint and maintain a paying agent in Singapore, where the Bonds may be presented or surrendered for payment or redemption, in the event that the Global Certificates are exchanged for definitive Certificates. In addition, in the event that the Global Certificates are exchanged for definitive Certificates, an announcement of such exchange shall be made by or on behalf of the Issuer through the SGX-ST and such announcement will include all material information with respect to the delivery of the definitive Certificates, including details of the paying agent in Singapore.

3.      The Issuer has obtained all necessary consents, approvals and authorisations in connection with the issue of the Bonds. The issue of the Bonds were authorised and approved by resolutions of the board of directors of the Issuer passed on 6 August 2014.

4.      Except as disclosed in this Offering Circular, there has been no change, or any development reasonably likely to involve prospective change, in the financial condition, business operations or results of operations in the general affairs of the Issuer since 31 December 2013, the date of the Issuer’s most recent audited financial statements, that is material and adverse in the context of the issue of the Bonds.

5.      There are no litigation or arbitration proceedings against or affecting the Issuer or of the Group or any of the Issuer’s assets, nor is the Issuer aware of any pending or threatened such proceedings, in each case which, to the Issuer’s best knowledge and belief, are or might be material in the context of the issue of the Bonds.

6.      The consolidated financial statements of the Issuer as at and for the years ended 31 December 2011, 2012 and 2013, which are included in this Offering Circular, have been audited by Deloitte Touche Tohmatsu, as stated in their reports appearing therein.

7.      Copies of the latest annual reports, interim and quarterly reports may be downloaded free of charge from the Issuer’s website www.smics.com/eng/investors/ir_report.php and copies of the Trust Deed and the Agency Agreement will be made available for inspection, at the Issuer’s specified office at 18 Zhangjiang Road, Pudong New Area, Shanghai 201203, PRC during normal business hours or at the principal place of business in London of the Trustee (being 40th Floor, One Canada Square, London E14 5AL, United Kingdom) upon prior written request during normal business hours between 9 : 00 a.m. and 3 : 00 p.m., so long as any of the Bonds is outstanding. The Issuer publishes its unaudited condensed consolidated interim and quarterly financial statements every year for the six months ended 30 June and three months ended 30 September. The information contained on our website is not incorporated by reference in this Offering Circular.

8.      The Company announced on 29 April 2014 that Deloitte will retire as the auditors of the Company upon expiration of its current term of office at the conclusion of the AGM. The Board has unanimously resolved to propose the appointment of PwC as the auditors of the Company at the AGM following the retirement of Deloitte and to hold office from the conclusion of the AGM until the conclusion of the next following annual general meeting of the Company, subject to the approval of the Shareholders at the AGM. Deloitte has been the auditors of the Company since 2001. Consistent with good corporate governance practice, the Board considers that a rotation of auditors will help enhance the independence of the auditors and the effectiveness of the audit services. The Board is of the view that the proposal for appointing PwC as auditors of the Company would be in the best interest of the Company and the Shareholders as a whole. Deloitte has confirmed in writing that there are no matters in relation to its cessation to act as the Company’s auditors that need to be brought to the attention of the Shareholders. The Board has also confirmed that there are no disagreements or outstanding matters between the Company and Deloitte, and the Board is not aware of any other matters in relation to the change of auditors that need to be brought to the attention of the Shareholders.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Semiconductor Manufacturing International Corporation

We have audited the accompanying consolidated statements of financial position of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”) as of December 31, 2013, 2012 and 2011, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Semiconductor Manufacturing International Corporation and subsidiaries as of December 31, 2013, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standard Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
March 12, 2014

SMIC 2013 Annual Report

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(In USD’000, except share and per share data)

	For the year ended December 31,
	Notes	2013	2012	2011
		USD’000	USD’000	USD’000
Revenue	5	2,068,964	1,701,598	1,319,466
Cost of sales		(1,630,528)	(1,352,835)	(1,217,525)
Gross profit		438,436	348,763	101,941
Research and development expenses		(145,314)	(193,569)	(191,473)
Sales and marketing expenses		(35,738)	(31,485)	(32,559)
General and administration expenses		(138,167)	(107,313)	(57,435)
Other operating income (expense)	7	67,870	19,117	(11,190)
Profit (loss) from operations		187,087	35,513	(190,716)
Interest income		5,888	5,390	4,724
Finance costs	8	(34,392)	(39,460)	(21,903)
Foreign exchange gains or losses		13,726	3,895	17,589
Other gains or losses		4,010	6,398	6,709
Share of profits of associates		2,278	1,703	4,479
Profit (loss) before tax		178,597	13,439	(179,118)
Income tax (expense) benefit	9	(4,130)	9,102	(82,503)
Profit (loss) for the year from continuing operations		174,467	22,541	(261,621)
Discontinued operations
Profit for the year from discontinued operations		—	—	14,741
Profit (loss) for the year	10	174,467	22,541	(246,880)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		731	70	4,938
Total comprehensive income (expense) for the year		175,198	22,611	(241,942)
Profit (loss) for the year attributable to:
Owners of the Company		173,177	22,771	(246,817)
Non-controlling interests		1,290	(230)	(63)
		174,467	22,541	(246,880)
Total comprehensive income (expense) for the year attributable to:
Owners of the Company		173,908	22,841	(241,879)
Non-controlling interests		1,290	(230)	(63)
		175,198	22,611	(241,942)
Earnings (loss) per share
From continuing and discontinued operations
Basic	13	$0.01	$0.00	$(0.01)
Diluted	13	$0.01	$0.00	$(0.01)
From continuing operations
Basic	13	$0.01	$0.00	$(0.01)
Diluted	13	$0.01	$0.00	$(0.01)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In USD’000, except share and per share data)

	Notes	12/31/13	12/31/12	12/31/11
		USD’000	USD’000	USD’000
Assets
Non-current assets
Property, plant and equipment	16	2,528,834	2,385,435	2,516,578
Prepaid land use right		136,725	73,962	77,231
Intangible assets	17	215,265	235,378	179,279
Investments in associates	19	29,200	21,636	15,856
Deferred tax assets	9	43,890	43,380	31,787
Other assets	21	6,237	43,382	45,685
Total non-current assets		2,960,151	2,803,173	2,866,416
Current assets
Inventories	22	286,251	295,728	207,308
Prepaid operating expenses		43,945	46,986	52,805
Trade and other receivables	23	379,361	328,211	200,905
Other financial assets	20	240,311	18,730	1,973
Restricted cash	24	147,625	217,603	136,907
Cash and bank balances		462,483	358,490	261,615
		1,559,976	1,265,748	861,513
Assets classified as held-for-sale	15	3,265	4,239	—
Total current assets		1,563,241	1,269,987	861,513
Total assets		4,523,392	4,073,160	3,727,929
Equity and liabilities
Capital and reserves
Ordinary shares $0.0004 par value, 50,000,000,000 shares authorized, 32,112,307,101, 32,000,139,623 and 27,487,676,065 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively	25	12,845	12,800	10,995
Convertible preferred shares, $0.0004 par value, 5,000,000,000 shares authorized, nil, nil and 445,545,911 shares issued and outstanding at December 31, 2013, 2012 and 2011, respectively		—	—	178
Share premium	25	4,089,846	4,083,588	4,082,135
Reserves	26	74,940	46,148	41,315
Accumulated deficit	27	(1,693,859)	(1,867,036)	(1,889,807)
Equity attributable to owners of the Company		2,483,772	2,275,500	2,244,816
Non-controlling interests		109,410	952	1,182
Total equity		2,593,182	2,276,452	2,245,998

(In USD’000, except share and per share data)

	Notes	12/31/13	12/31/12	12/31/11
		USD’000	USD’000	USD’000
Non-current liabilities
Borrowings	28	600,975	528,612	72,361
Convertible bonds	29	180,563	—	—
Deferred tax liabilities	9	167	440	1,333
Deferred government funding		209,968	150,347	125,335
Promissory notes	32	—	—	28,560
Long-term financial liabilities		—	4,223	3,018
Other liabilities		—	5,000	—
Total non-current liabilities		991,673	688,622	230,607
Current liabilities
Trade and other payables	30	393,890	423,952	375,748
Borrowings	28	390,547	567,803	798,782
Accrued liabilities	31	153,942	84,611	45,674
Promissory notes	32	—	29,374	29,374
Other financial liabilities	33	—	25	1,683
Current tax liabilities	9	158	2,321	63
Total current liabilities		938,537	1,108,086	1,251,324
Total liabilities		1,930,210	1,796,708	1,481,931
Total equity and liabilities		4,523,392	4,073,160	3,727,929
Net current assets (liabilities)		624,704	161,901	(389,811)
Total assets less current liabilities		3,584,855	2,965,074	2,476,605

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In USD’000)

				Equity- settle	Foreign	Convertible		Attributable
		Convertible		employee	currency	bonds		to owners	Non-
	Ordinary	preferred	Share	benefits	translation	equity	Accumulated	of the	controlling	Total
	shares	shares	premium	reserve	reserve	reserve	deficit	Company	interests	Equity
	(Note25)	(Note25)	(Note25)	(Note26)	(Note26)	(Note26)	(Note27)
Balance at January 1, 2011	10,934	—	3,762,146	40,539	(1,092)	—	(1,642,990)	2,169,537	1,245	2,170,782
Loss for the year	—	—	—	—	—	—	(246,817)	(246,817)	(63)	(246,880)
Other comprehensive income for the year	—	—	—	—	4,938	—	—	4,938	—	4,938
Total comprehensive income for the year	—	—	—	—	4,938	—	(246,817)	(241,879)	(63)	(241,942)
Exercise of stock options	61	—	11,870	(8,406)	—	—	—	3,525	—	3,525
Issuance of convertible preferred shares and warrants	—	178	308,119	—	—	—	—	308,297	—	308,297
Share-based compensation	—	—	—	5,336	—	—	—	5,336	—	5,336
Balance at December 31, 2011	10,995	178	4,082,135	37,469	3,846	—	(1,889,807)	2,244,816	1,182	2,245,998
Profit for the year	—	—	—	—	—	—	22,771	22,771	(230)	22,541
Other comprehensive income for the year	—	—	—	—	70	—	—	70	—	70
Total comprehensive income for the year	—	—	—	—	70	—	22,771	22,841	(230)	22,611
Exercise of stock options	23	—	3,057	(2,411)	—	—	—	669	—	669
Exercise convertible preference shares and warrants	1,782	(178)	(1,604)	—	—	—	—	—	—	—
Share-based compensation	—	—	—	7,174	—	—	—	7,174	—	7,174
Balance at December 31, 2012	12,800	—	4,083,588	42,232	3,916	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the year	—	—	—	—	—	—	173,177	173,177	1,290	174,467
Other comprehensive income for the year	—	—	—	—	731	—	—	731	—	731
Total comprehensive income for the year	—	—	—	—	731	—	173,177	173,908	1,290	175,198
Exercise of stock options	45	—	6,641	(3,457)	—	—	—	3,229	—	3,229
Share-based compensation	—	—	—	16,402	—	—	—	16,402	—	16,402
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	108,000	108,000
Purchased additional shares of subsidiaries	—	—	(383)	—	—	—	—	(383)	(178)	(561)
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	(94)	—	—	(94)	(654)	(748)
Recognition of equity component of convertible bonds	—	—	—	—	—	15,210	—	15,210	—	15,210
Balance at December 31, 2013	12,845	—	4,089,846	55,177	4,553	15,210	(1,693,859)	2,483,772	109,410	2,593,182

CONSOLIDATED STATEMENT OF CASH FLOWS

(In USD’000)

	For the year ended December 31,
	2013	2012	2011
	USD’000	USD’000	USD’000
Profit (loss) for the year	174,467	22,541	(246,880)
Adjustments for:
Income tax expense (benefit)	4,130	(9,102)	82,503
Forgiveness of payables	—	—	(19,011)
Gain on disposition of discontinued operation, net of taxes	—	—	(17,103)
Amortization of intangible assets and land use right	44,987	35,076	33,017
Depreciation of property, plant and equipment	501,923	531,823	518,840
Impairment loss of property, plant and equipment	—	—	17,691
Impairment loss of available-for-sale investment	279	—	—
Expense recognized in respect of equity-settled share-based payments	16,402	7,174	5,336
Finance costs	34,392	39,460	21,903
(Gain) loss on disposal of property, plant and equipment	(33,996)	(19,325)	508
Gain on disposal of subsidiaries	(28,304)	—	—
Gain on deconsolidation of subsidiaries	(5,419)	—	—
Interest income recognized in profit or loss	(5,888)	(5,390)	(4,724)
Bad debt allowance on trade receivables	617	4,615	551
Impairment loss (reversed) recognized on inventory	(141)	4,851	6,473
Net loss (gain) arising on financial assets at fair value through profit or loss	76	861	(244)
Net gain arising on financial liabilities at fair value through profit or loss	(25)	(1,659)	(1,469)
Reversal of bad debt allowance on trade receivables	(1,213)	(2,095)	(6,400)
Share of profit of associates	(2,278)	(1,703)	(4,479)
Other non-cash expense	(413)	635	556
	699,596	607,762	387,068
Operating cash flows before movements in working capital:
(Increase) decrease in trade and other receivables	(33,375)	(112,410)	73,069
Decrease (increase) in inventories	8,595	(93,270)	(5,587)
Increase in restricted cash relating to operating activities	(5,944)	(15,406)	(60,221)
Decrease (increase) in prepaid operating expenses	2,129	7,791	(41,190)
Decrease (increase) in other assets	619	(937)	(9,897)
(Increase) decrease in trade and other payables	(24,311)	22,942	902
Increase in deferred government funding	85,972	25,010	76,193
Increase in accrued liabilities	42,264	36,951	5,911
Decrease in other liabilities	—	—	(9,646)
Cash generated from operations	775,545	478,433	416,602
Interest paid	(43,239)	(47,532)	(38,765)
Interest received	6,770	5,390	4,724
Income taxes paid	(1,060)	(1,125)	(3,193)
Net cash from operating activities	738,016	435,166	379,368

CONSOLIDATED STATEMENT OF CASH FLOWS

(In USD’000)

	For the year ended December 31,
	2013	2012	2011
	USD’000	USD’000	USD’000
Investing activities
Payments to acquire financial assets	(258,102)	(43,638)	(40,350)
Proceeds on sale of financial assets	39,245	26,019	45,093
Payments for property, plant and equipment	(650,160)	(400,291)	(931,574)
Proceeds from government funding to purchase plant and equipment	—	—	1,967
Proceeds from disposal of property, plant and equipment	61,099	37,288	4,421
Payments for intangible assets	(45,425)	(76,366)	(31,185)
Payments for land use rights	(76,032)	—	—
Payments to acquire long-term investment	(562)	—	(1,000)
Amounts advanced to proposed joint ventures	—	—	(31,816)
Change in restricted cash relating to investing activities	71,933	(65,289)	84,316
Net cash inflow from disposal of subsidiaries	57,743	—	—
Net cash outflow from deconsolidation of subsidiaries	(6,799)	—	—
Net cash outflow from disposition of discontinued operation	—	—	(3,513)
Others	(407)	—	—
Net cash used in investing activities	(807,467)	(522,277)	(903,641)
Financing activities
Proceeds from issuance of convertible preferred shares	—	—	308,297
Proceeds from borrowings	905,127	1,541,480	1,326,351
Repayment of borrowings	(1,008,698)	(1,328,048)	(1,339,318)
Proceeds from issuance of convertible bonds	195,800	—	—
Proceeds from exercise of employee stock options	3,229	669	3,525
Repayment of promissory notes	(30,000)	(30,000)	(30,000)
Proceeds from non-controlling interest — capital contribution	108,000	—	—
Net cash from financing activities	173,458	184,101	268,855
Net increase (decrease) in cash and bank balances	104,007	96,990	(255,418)
Cash and bank balances at the beginning of the year	358,490	261,615	515,808
Effects of exchange rate changes on the balance of cash held in foreign currencies	(14)	(115)	1,225
Cash and bank balances at the end of the year	462,483	358,490	261,615

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                         General information

Semiconductor Manufacturing International Corporation was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203; The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 18.

2.                          Application of new and revised International Financial Reporting Standards (IFRSs)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements

In the current year, the Company has applied a number of new and revised IFRSs issued by the International Accounting Standards Board (IASB) that are mandatorily effective for an accounting period that begins on or after January 1, 2013.

Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities

The Company has applied the amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities for the first time in the current year. The amendments to IFRS 7 require entities to disclose information about rights of offset and related arrangements (such as collateral posting requirements) for financial instruments under an enforceable master netting agreement or similar arrangement. Disclosures of offsetting financial assets and financial liabilities are set out in note 38.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures. Subsequent to the issue of these standards, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the first-time application of the standards.

In the current year, the Company has applied for the first time IFRS 10, IFRS 11, IFRS 12 and IAS 28 (as revised in 2011) together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding the transitional guidance. IAS 27 (as revised in 2011) is not applicable to the Group as it deals only with separate financial statements.

The impact of the application of these standards is set out below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                          Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation — Special Purpose Entities.  IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee, b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee. Some guidance included in IFRS 10 that deals with whether or not an investor that owns less than 50% of the voting rights in an investee has control over the investee is relevant to the Company.

Impact of the application of IFRS 11

IFRS 11 replaces IAS 31 Interests in Joint Ventures, and the guidance contained in a related interpretation, SIC-13 Jointly Controlled Entities — Non-Monetary Contributions by Venturers, has been incorporated in IAS 28 (as revised in 2011). IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified and accounted for. Under IFRS 11, there are only two types of joint arrangements — joint operations and joint ventures. The classification of joint arrangements under IFRS 11 is determined based on the rights and obligations of parties to the joint arrangements by considering the structure, the legal form of the arrangements, the contractual terms agreed by the parties to the arrangement, and, when relevant, other facts and circumstances. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. Previously, IAS 31 contemplated three types of joint arrangements — jointly controlled entities, jointly controlled operations and jointly controlled assets. The classification of joint arrangements under IAS 31 was primarily determined based on the legal form of the arrangement (e.g. a joint arrangement that was established through a separate entity was accounted for as a jointly controlled entity).

The initial and subsequent accounting of joint ventures and joint operations is different. Investments in joint ventures are accounted for using the equity method (proportionate consolidation is no longer allowed). Investments in joint operations are accounted for such that each joint operator recognizes its assets (including its share of any assets jointly held), its liabilities (including its share of any liabilities incurred jointly), its revenue (including its share of revenue from the sale of the output by the joint operation) and its expenses (including its share of any expenses incurred jointly). Each joint operator accounts for the assets and liabilities, as well as revenues and expenses, relating to its interest in the joint operation in accordance with the applicable Standards.

2.                          Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New and revised IFRSs affecting amounts reported and/or disclosures in the financial statements (continued)

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements (please see notes 18 and 19 for details).

IFRS 13 Fair Value Measurement

The Company has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements.  The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes).

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from January 1, 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard.

Except as described above, the application of the new and revised IFRSs in the current year has had no material impact on the Company’s financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                          Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective

The Company has not applied the following new and revised IFRSs that have been issued but are not yet effective:

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[1]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[2]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[3]
IFRS 9	Financial Instruments[3]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]
IFRIC 21	Levies[1]

1.                           Effective for annual periods beginning on or after January 1, 2014

2.                           Effective for annual periods beginning on or after July 1, 2014

3.                           Available for application — the mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalized

4.                           Effective for annual periods beginning on or after July 1, 2014, with limited exceptions

2.                          Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

IFRS 9 Financial Instruments

IFRS 9, issued in November 2009, introduced new requirements for the classification and measurement of financial assets.  IFRS 9 was amended in October 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9:

•                          All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and measurement to be subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent accounting periods. In addition, under IFRS 9, entities make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•                          With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liabilities that is attributable to changes in the credit risk of that liability, is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability’s credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

The Company anticipates that the application of IFRS 9 in the future may have a significant impact on amounts reported in respect of the Company’s financial assets (e.g. the Company’s equity instruments that are currently classified as available-for-sale investments measured at cost will have to be measured at fair value at the end of subsequent reporting periods). However, it is not practicable to provide a reasonable estimate of the effect of IFRS 9 until a detailed review has been completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                          Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

The amendments to IFRS10 define an investment entity and require a reporting entity that meets the definition of an investment entity not to consolidate its subsidiaries but instead to measure its subsidiaries at fair value through profit or loss in its consolidated and separate financial statements.

To qualify as an investment entity, a reporting entity is required to:

•                         Obtain funds from one or more investors for the purpose of providing them with professional investment management services.

•                          Commit to its investor(s) that its business purpose is to invest funds solely for returns from capital appreciation, investment income, or both.

•                          Measure and evaluate performance of substantially all of its investments on a fair value basis.

Consequential amendments have been made to IFRS 12 and IAS 27 to introduce new disclosure requirements for investment entities.

As of December 31, 2013, the Company does not anticipate that the investment entities amendments will have any effect on the Company’s consolidated financial statements as the Company is not an investment entity.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Company does not anticipate that the application of these amendments to IAS 32 will have a significant impact on the Company’s consolidated financial statements as the Company does not have any financial assets and financial liabilities that qualify for offset.

Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment or reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements regarding the fair value hierarchy, key assumptions and valuation techniques used when the recoverable amount of an asset or CGU was determined based on its fair value less costs of disposal.

The directors of the Company do not anticipate that the application of these amendments to IAS 36 will have a significant impact on the Company’s consolidated financial statements.

2.                          Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

New or revised IFRSs in issue but not yet effective (continued)

Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accounting

The amendments to IAS 39 provide relief from the requirement to discontinue hedge accounting when a derivative hedging instrument is novated under certain circumstances.  The amendments also clarify that any change to the fair value of the derivative hedging instrument arising from the novation should be included in the assessment of hedge effectiveness

The directors of the Company do not anticipate that the application of these amendments to IAS 39 will have any effect on the Company’s consolidated financial statements as the Company does not have any derivatives that are subject to novation.

IFRIC — Interpretation (“Int”) 21 Levies

IFRIC — Int 21 Levies addresses the issue of when to recognize a liability to pay a levy. The Interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

The directors of the Company anticipate that the application of IFRIC — Int 21 will have no effect on the Company’s consolidated financial statements as the Company does not have any levy arrangements.

Annual Improvements to IFRSs 2010-2012 Cycle

The Annual Improvements to IFRSs 2010-2012 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’.  The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to IFRS 3 clarify that contingent consideration that is classified as an asset or a liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. The amendments to IFRS 3 are effective for business combinations for which the acquisition date is on or after July 1, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.                          Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2010-2012 Cycle (continued)

The amendments to IFRS 8 (i) require an entity to disclose the judgements made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’; and (ii) clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The amendments to IAS 16 and IAS 38 remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended standards clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/ amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses.

The amendments to IAS 24 clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity should disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services.  However, disclosure of the components of such compensation is not required.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010-2012 Cycle will have a material effect on the Company’s consolidated financial statements.

2.                          Application of new and revised International Financial Reporting Standards (IFRSs) (continued)

Annual Improvements to IFRSs 2011-2013 Cycle

The Annual Improvements to IFRSs 2011-2013 Cycle include a number of amendments to various IFRSs, which are summarized below:

The amendments to IFRS 3 clarify that the standard does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)    the property meets the definition of investment property in terms of IAS 40; and

(b)    the transaction meets the definition of a business combination under IFRS 3.

The directors do not anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011-2013 Cycle will have a material effect on the Company’s consolidated financial statements.

3.                          Significant accounting policies

Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).  In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and by the Hong Kong Companies Ordinance.

Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated. The Company presented a sub-total for ‘profit (loss) from operations' in current year. As a result, certain amount in prior year has been reclassified to conform to current year’s presentation.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                          Significant accounting policies (continued)

Basis of preparation (continued)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•                         Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•                          Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•                          Level 3 inputs are unobservable inputs for the asset or liability

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

•                          has power over the investee;

•                          is exposed, or has rights, to variable returns from its involvement with the investee; and

•                          has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•                          the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•                          potential voting rights held by the Company, other vote holders or other parties;

3.                          Significant accounting policies (continued)

Basis of consolidation (continued)

•                          rights arising from other contractual arrangements; and

•                          any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non- controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

Changes in the Company’s ownership interests in existing subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                          Significant accounting policies (continued)

Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associates. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Company’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate.  When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Company discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Company retains an interest in the former associate and the retained interest is a financial asset, the Company measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IAS 39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate.  In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

3.                          Significant accounting policies (continued)

Investments in associates (continued)

When the Company reduces its ownership interest in an associate but the Company continues to use the equity method, the Company reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Company, profits and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

Non-current assets held-for-sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.  Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers.

Revenue from the sale of goods is recognized when the goods are delivered and titles have passed, at which time all the following conditions are satisfied:

•                         the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

•                          the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•                          the amount of revenue can be measured reliably;

•                          it is probable that the economic benefits associated with the transaction will flow to the Company; and

•                          the costs incurred or to be incurred in respect of the transaction can be measured reliably.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                          Significant accounting policies (continued)

Revenue recognition (continued)

Sale of goods (continued)

Customers have the right of return within one year pursuant to warranty provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Gain on sale of real estate property

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) and the respective properties have been delivered to the buyers.

Interest income

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Foreign currencies

The United States dollar (“US dollar”), the currency in which a significant portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

3.                          Significant accounting policies (continued)

Foreign currencies (continued)

On the disposal of a foreign operation (i.e. a disposal of the Company’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re- attributed to non-controlling interests and are not recognized in profit or loss.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Government funding

Government funding is not recognized in profit or loss until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the funding will be received.

Government funding is recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the funding is intended to compensate. Specifically, government funding whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related cost are recognized in profit or loss in the period in which they become receivable.

Retirement benefits

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan at a main rate equal to 20% to 22% of the monthly basic salary of current employees.  The costs are recognized in profit or loss when incurred. Employees are required to make contributions at a rate equal to 8% of their monthly basic salary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                          Significant accounting policies (continued)

Share-based payment arrangements

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 34.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.  Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

3.                          Significant accounting policies (continued)

Taxation (continued)

Deferred tax (continued)

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss.

Property, plant and equipment

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses.  Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met.

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                          Significant accounting policies (continued)

Property, plant and equipment (continued)

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years

Prepaid land use right

Prepaid land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

Intangible assets

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight-line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

Impairment of tangible and intangible assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash- generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

3.                          Significant accounting policies (continued)

Impairment of tangible and intangible assets other than goodwill (continued)

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income.

Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

Restricted cash

Restricted cash consists of bank deposits pledged against letters of credit and short-term credit facilities and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit and short-term credit facilities are presented as investing activity in consolidated statements of cash flows.

Inventories

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                         Significant accounting policies (continued)

Financial instruments

Financial assets and financial liabilities are recognized when a group entity becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities other than financial assets and financial liabilities at fair value through profit or loss are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (“FVTPL”) and ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognized on an effective interest basis for debt instruments other than those financial assets classified as at FVTPL.

Financial assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is held for trading.

A financial asset is classified as held for trading if:

•                          it has been acquired principally for the purpose of selling in the near term; or

•                          it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

•                          it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the ‘other gains and losses’ line item.

3.                         Significant accounting policies (continued)

Financial assets (continued)

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

The Company has AFS equity investments totaled at US$1.3 million and US$3.8 million as of December 31, 2013 and 2012, respectively, that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and therefore has been measured at cost less any identified impairment losses at the end of each reporting period. The AFS equity investment is recorded in other assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables including trade and other receivables, and cash and bank balances and restricted cash are measured at amortized cost using the effective interest method, less any impairment loss.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the effect of discounting is immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For all other financial assets, objective evidence of impairment could include:

•                          significant financial difficulty of the issuer or counterparty; or

•                          breach of contract, such as a default or delinquency in interest or principal payments; or

•                          it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Company’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                         Significant accounting policies (continued)

Financial assets (continued)

Impairment of financial assets (continued)

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset in its entirety the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities and equity instruments

Classification as debt or equity

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.                         Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs.

Convertible Bonds

The component parts of the convertible bonds issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at FVTPL’ or ‘other financial liabilities’.

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is held for trading.

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item. Fair value is determined in the manner described in Note 35.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.                         Significant accounting policies (continued)

Financial liabilities and equity instruments (continued)

Financial liabilities (continued)

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables and promissory notes) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of aIIocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. Further details of derivative financial instruments are disclosed in Note 35.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

4.                 Critical accounting judgments and key sources of estimation uncertainty

In the application of the Company’s accounting policies, which are described in Note 3, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

4.                         Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Company estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Company records a write-down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include, but are not limited to significant under-performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model. Currently the Company is not able to estimate the amount of impairment loss or when the loss will occur for future years. Any potential changes of the business assumptions, such as forecasted sales, selling prices, utilizations, may have a material adverse effect on our net income.

The Company makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Company measures the recoverability of assets that will continue to be used in the Company’s operations by comparing the carrying value of CGU to the Company’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.                         Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Long-lived assets (continued)

In order to remain technologically competitive in the semiconductor industry, the Company has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Company’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Company routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Company also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Company will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based Compensation Expense

The fair value of options and shares issued pursuant to the Company’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Company estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Company uses projected volatility rates based upon the Company’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Company’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Company establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Company companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

4.                         Critical accounting judgments and key sources of estimation uncertainty (continued)

Key sources of estimation uncertainty (continued)

Taxes (continued)

As at December 31, 2013, there is no deferred tax asset (December 31, 2012: USD$0.4 million) in relation to unused tax losses recognized in the Company’s consolidated statement of financial position. The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place. Further details on taxes are disclosed in Note 9.

Fair value measurements and valuation processes

Some of the Company’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Company uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Company engages third party qualified valuers to perform the valuation.

The Company uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 35  provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

Impairment of trade and other receivable

The Company assesses at the end of each reporting period whether there is any objective evidence that trade and other receivable is impaired. To determine whether there is objective evidence of impairment, the Company considers factors such as the probability of insolvency or significant financial difficulties of the debtor and default or significant delay in payments.

When there is objective evidence of impairment loss, the Company takes into consideration the estimation of future cash flows. The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (that is, the effective interest rate computed at initial recognition). Where the actual future cash flows are less than expected, a material impairment loss may arise. The carrying amount of the Company’s trade and other receivable at the end of the reporting period is disclosed in Note 23.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.                         Segment information

The Company operates in three principal geographical areas-United States, Europe, and Asia Pacific.

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results from operations when making decisions about allocating resources and assessing performance of the Company. The Company operates in one segment. The Company’s revenue from external customers by location is detailed below.

	Revenue from external customers
	year ended 12/31/13	year ended 12/31/12	year ended 12/31/11
	USD’000	USD’000	USD’000
United States	1,002,699	940,369	726,011
Mainland China and Hong Kong	836,771	577,591	430,811
Eurasia*	229,494	183,638	162,644
	2,068,964	1,701,598	1,319,466

*                          Not including Mainland China and Hong Kong

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant and equipment
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
United States	33	55	75
Europe	4	—	5
Taiwan	14	19	23
Hong Kong	3,440	3,640	3,832
Mainland China	2,525,343	2,381,721	2,512,643
	2,528,834	2,385,435	2,516,578

Substantially all other non-current assets excluding deferred tax and financial instruments of the Company are located in Mainland China.

6.                         Significant customers

The following table summarizes net revenue or accounts receivable for customers which accounted for 10% or more of gross accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2013	2012	2011	2013	2012	2011
A	473,699	282,946	165,180	109,778	57,865	27,921
B	270,230	383,626	275,502	19,619	43,246	43,468
A	23%	17%	13%	31%	18%	13%
B	13%	23%	21%	6%	13%	21%

7.                         Other operating income (expense)

	year ended	year ended	year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment and assets classified as held-for-sale	33,996	19,325	(508)
Gain on disposal of subsidiaries	28,304	—	—
Gain on deconsolidation of subsidiaries	5,419	—	—
Impairment loss of property, plant and equipment	—	—	(17,691)
Others	151	(208)	7,009
	67,870	19,117	(11,190)

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2013 and 2012 arose primarily from the sales of the staff living quarters in Shanghai to employees.

7.1              Disposal of subsidiaries

The gain on disposal of subsidiaries for the year ended December 31, 2013 arose from disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”). During the year, the Company entered into a sale agreement to dispose of its 100% equity interest in WHDM. The disposal was completed on May 23, 2013, on that date the Company lost control of WHDM. The amount of the consideration was US$60.4 million and the Company recorded a gain of US$28.3 million. The consideration was fully settled by the buyer on July 26, 2013. WHDM was mainly engaged in the construction, operation and management of the Company’s living quarters and schools in Wuhan, which was not the major line of business of the Company and therefore, the disposal of WHDM was not classified as a discontinued operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.                         Other operating income (expense) (continued)

7.1               Disposal of subsidiaries (continued)

Year ended
12/31/13
USD’000
Analysis of asset and liabilities over which control was lost
Total assets	39,039
Total liabilities	(38,853)
Net assets disposed of	186
Gain on disposal of subsidiaries
Amount of the total consideration	60,408
Due from WHDM	(31,196)
Business tax incurred in relation to the disposal	(722)
Net assets disposed of	(186)
Gain on disposal	28,304
Proceeds from disposal of subsidiaries
Amount of the total consideration	60,408
Bank balances and cash disposal of	(1,565)
Payment of business tax in relation to the disposal	(722)
Effect of the exchange rate changes on the consideration	(378)
Net cash flow arising on disposal	57,743
Cash flows from WHDM
Net cash outflows from operating activities	(268)
Net cash flows from investing activities	25,580
Net cash outflows from financing activities	(26,162)
Net cash outflows	(850)

7.2             Deconsolidation of subsidiaries due to loss of control

On December 30, 2013, the Company lost control of Brite Semiconductor Corporation and its subsidiaries (“Brite”). The gain at the date of deconsolidation of Brite was US$5.4 million. The deconsolidation has no material impact on the consolidated financial statements.

8.                         Finance costs

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	45,924	54,712	39,567
— not wholly repayable within five years	1,440	—	—
Interest on convertible bonds	1,173	—	—
Accretion of interest to preferred shareholders of a subsidiary	1,683	1,206	1,320
Total interest expense for financial liabilities not classified as at FVTPL	50,220	55,918	40,887
Less: amounts capitalized	15,828	16,458	18,984
	34,392	39,460	21,903

The weighted average interest rate on funds borrowed generally is 4.42% per annum (2012: 4.97% per annum and 2011: 3.62% per annum).

9.                         Income taxes

Income tax recognized in profit or loss

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current tax — Enterprise Income Tax	957	1,071	1,363
Deferred tax	(783)	(12,486)	81,140
Current tax — Land Appreciation Tax	3,956	2,313	—
Total income tax expense (benefit) raised in the current year	4,130	(9,102)	82,503

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Profit (loss) before tax	178,597	13,439	(179,118)
Income tax expense (benefit) calculated at 15% (2012: 15% and 2011:15%)	26,790	2,016	(26,868)
Effect of expenses not deductible for tax purpose	1,247	—	—
Effect of tax holiday and tax concession	(3,045)	(3,045)	(2,329)
Expense (benefit) to be recognized in future periods	13,303	(3,742)	(20,420)
Effect of tax losses not recognized as deferred tax assets	(36,345)	(6,574)	130,040
Effect of different tax rates of subsidiaries operating in other jurisdictions	(641)	(1,087)	2,508
Others	(578)	1,364	(428)
Land Appreciation Tax (after tax)-gain on sale of living quarters	3,399	1,966	—
Income tax expense (benefit)	4,130	(9,102)	82,503

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.            Income taxes (continued)

Income tax recognized in profit or loss (continued)

The tax rate used for the 2013, 2012 and 2011 reconciliation above is the corporate tax rate of 15% payable by most of the Company’s entities in Mainland China under tax law in that jurisdiction.

Current tax liabilities

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current tax liabilities
Income tax payable — Land Appreciation Tax	73	2,313	—
Income tax payable — Others	85	8	63
	158	2,321	63

Deferred tax balances

The following is the analysis of deferred tax assets (liabilities)  presented in the consolidated statement of financial position:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Deferred tax assets	43,890	43,380	31,787
Deferred tax liabilities	(167)	(440)	(1,333)
	43,723	42,940	30,454

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Deferred tax assets
Allowances and reserves	—	3,829	1,664
Net operating loss carry forwards	—	372	1,767
Property plant and equipment	43,890	38,955	25,966
Accrued expenses	—	224	2,390
Deferred tax assets	43,890	43,380	31,787
Deferred tax liabilities
Capitalized interest	(167)	(373)	(1,266)
Unrealized exchange gain	—	(64)	(67)
Depreciation for asset held for sale	—	(3)	—
Deferred tax liabilities	(167)	(440)	(1,333)

9.            Income taxes (continued)

Deferred tax balances (continued)

2013.12.31

	Opening	Recognized in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities)/assets in relation to:
Property plant and equipment	38,955	4,935	43,890
Allowances and reserves	3,829	(3,829)	—
Accrued expenses	224	(224)	—
Capitalized interest	(373)	206	(167)
Unrealized exchange gain	(64)	64	—
Depreciation for asset held for sale	(3)	3	—
Others	372	(372)	—
	42,940	783	43,723

2012.12.31

	Opening	Recognized in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	25,966	12,989	38,955
Allowances and reserves	1,664	2,165	3,829
Accrued expenses	2,390	(2,166)	224
Capitalized interest	(1,266)	893	(373)
Unrealized exchange gain	(67)	3	(64)
Depreciation for asset held for sale	—	(3)	(3)
Others	1,767	(1,395)	372
	30,454	12,486	42,940

2011.12.31

	Opening	Recognized in profit	Closing
	balance	or loss	balance
	USD’000	USD’000	USD’000
Deferred tax (liabilities) assets in relation to:
Property plant and equipment	103,030	(77,064)	25,966
Allowances and reserves	1,321	343	1,664
Accrued expenses	2,317	73	2,390
Capitalized interest	(1,049)	(217)	(1,266)
Unrealized exchange gain	(45)	(22)	(67)
Others	6,020	(4,253)	1,767
	111,594	(81,140)	30,454

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.            Income taxes (continued)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The EIT Law was promulgated on March 16, 2007, which became effective on January 1, 2008. Under the EIT Law, domestically-owned enterprises and foreign invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Enterprises which were entitled to a preferential tax rate of 15% prior to January 1, 2008 could gradually transit to 25% throughout a five-year period. Pursuant to Guofa [2007] No. 39 (“Circular No. 39”), the application tax rates during the five-year transitional period are as follows: 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012 and thereafter. The tax holiday, which has already kicked off before the effective date of the EIT law, may continue to be enjoyed till the end of the holiday.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25% unless the income tax rate is reduced by the tax incentives granted by Circular No. 39.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circular enterprises.

On April 20, 2012, State Tax Bureau issued Cai Shui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

9.            Income taxes (continued)

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No.43”), clarifying that the assertion and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is pursuant to Circular No.1.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)    Semiconductor Manufacturing International (Shanghai) Corporation (SMIS) and Semiconductor Manufacturing International (Tianjin) Corporation (SMIT)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. SMIS can continue its tax holiday based on the transitional income tax rate granted by Circular No.39 instead of the statutory income tax rate. The income tax rate for SMIS was 12% in 2011, 12.5% in 2012 and 12.5% in 2013. After that, the income tax rate will be 15%.

Pursuant to relevant tax regulation, SMIT began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

2)    Semiconductor Manufacturing International (Beijing) Corporation (SMIB)

In accordance with Circular No. 43, SMIB is entitled to the preferential tax rate of 15% and 10- year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. SMIB was in accumulative loss positions as of December 31, 2013 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to income tax rate of 25%.

Unrecognized deductible temporary differences, unused tax losses

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$851.7 million (December 31, 2012: US$1,199.2 million and December 31, 2011: US$951.9 million) due to the unpredictability of future profit streams, of which US$410.9 million, US$85.9 million, US$193.5 million, US$153.9 million and US$7.5 million will expire in 2014, 2015, 2016, 2017 and 2018, respectively. At the end of the reporting period, the Company had deductible temporary differences of US$618.4 million (December 31, 2012: US$580.4 million and December 31, 2011: US$634.9 million) in relation to which no deferred tax asset was recognized as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.          Profit (loss) for the year

Profit (loss) for the year has been arrived at after charging (crediting)

10.1 Impairment losses (reversal of impairment losses) on financial assets

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Allowance on trade receivables (see Note 23)	617	4,615	551
Reversal of allowance on doubtful trade receivables	(1,213)	(2,095)	(6,400)
	(596)	2,520	(5,849)

The recovery of bad debt expense of US$1.2 million, US$2.0 million and US$6.4 million was recorded as a reduction of general and administrative expense for the year ended December 31, 2013, 2012 and 2011, respectively.

10.2 Impairment losses on property, plant and equipment

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Impairment losses on property, plant and equipment	—	—	17,691

10.3 Depreciation and amortization expense

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Depreciation of property, plant and equipment	501,923	531,823	518,840
Amortization of intangible assets and land use right	44,987	35,076	33,017
Total depreciation and amortization expense	546,910	566,899	551,857

10.4 Employee benefits expense

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Wages, salaries and social security contributions	233,025	206,807	190,901
Bonus	68,618	28,048	10,431
Paid annual leave	541	738	310
Non-monetary benefits	17,937	12,880	12,494
Termination benefits	—	7	5,018
Equity-settled share-based payments (Note 34)	16,402	7,174	5,336
Total employee benefits expense	336,523	255,654	224,490

10.          Profit (loss) for the year (continued)

Profit (loss) for the year has been arrived at after charging (crediting) (continued)

10.5 Royalties expense

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Royalties expense	32,546	28,993	22,795

10.6 Government funding

Government funding under specific R&D projects

The Company received government funding of US$145.8 million, US$54.1 million and US$126.1 million and recognized US$26.9 million US$31.0 million and US$42.6 million as reductions of certain R&D expenses in 2013, 2012 and 2011 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of R&D expenses until the milestones specified in the terms of the funding have been reached.

Government funding for specific intended use

The Company received government funding of US$7.1 million, US$1.4 million and US$0.8 million and recognized US$7.1 million, US$1.2 million and US$0.8 million as reduction of interest expense in 2013, 2012 and 2011 respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense until the requirements (if any) specified in the terms of the funding have been reached.

11.          Directors’ remuneration

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Salaries	1,756	1,411	1,160
Equity-settled share-based payments	1,504	1,113	1,145
	3,260	2,524	2,305

The Company granted 27,083,220, nil and 113,205,662 options to purchase ordinary shares of the Company to the directors in 2013, 2012 and 2011, respectively. During the year ended December 31, 2013, 1,000,000 stock options were exercised and 4,634,877 stock options were expired. During the year ended December 31, 2012, no stock option was exercised and 500,000 stock options were expired. And during the year ended December 31, 2011, 1,000,000 stock options were exercised and 78,371,941 stock options were lapsed in connection with certain directors ceasing to continue serving as directors.

The Company granted nil, nil and 46,600,465 restricted share units to purchase ordinary shares of the Company to the directors in 2013, 2012 and 2011, respectively. During the year ended December 31, 2013, 11,650,116 restricted share units automatically vested and no restricted share units were forfeited. During the year ended December 31, 2012, 11,650,116 restricted share units automatically vested and no restricted share units were forfeited. And during the year ended December 31, 2011, 15,114,588 restricted share units automatically vested and 18,473,385 restricted share units were forfeited in connection with certain directors ceasing to continue serving as directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.          Directors’ remuneration (continued)

In 2013, 2012 and 2011, no emoluments were paid by the Company to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office. In 2013, 2012 and 2011, no directors waived any emoluments.

(a)   Independent non-executive directors

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries	Employee settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Tsuyoshi Kawanishi	20	5	25
William Tudor Brown	18	45	63
Sean Maloney	27	65	92
Lip-Bu Tan	65	5	70
Frank Meng	54	36	90
	184	156	340

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2012
Tsuyoshi Kawanishi	45	15	60
Lip-Bu Tan	65	15	80
Frank Meng	52	40	92
	162	70	232

		Employee
		settle share-	Total
	Salaries	base payment	remuneration
	USD’000	USD’000	USD’000
2011
Tsuyoshi Kawanishi	45	13	58
Lip-Bu Tan	60	13	73
Frank Meng	4	14	18
Jiang Shangzhou*	97	141	238
	206	181	387

*      Jiang Shangzhou passed away on June 27, 2011.

There were no other emoluments payable to the independent non-executive directors during the year (2012: Nil and 2011: Nil).

11.          Directors’ remuneration (continued)

(b)  Executive directors and non-executive directors

		Employee
	Salaries and wages	settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2013
Executive directors:
Zhang Wenyi	391	274	665
Tzu-Yin Chiu*	963	901	1,864
Gao Yonggang#	142	101	243
	1,496	1,276	2,772
Non-executive directors:
Chen Shanzhi	54	10	64
Lawrence Juen-Yee Lau	22	62	84
Zhou Jie	—	—	—
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	76	72	148

		Employee
	Salaries and wages	settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2012
Executive directors:
Zhang Wenyi	188	353	541
Tzu-Yin Chiu*	962	642	1,604
	1,150	995	2,145
Non-executive directors:
Chen Shanzhi	52	24	76
Gao Yonggang	47	24	71
Lawrence Juen-Yee Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	99	48	147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.          Directors’ remuneration (continued)

(b)  Executive directors and a non-executive director (continued)

		Employee
	Salaries and wages	settle share- base payment	Total remuneration
	USD’000	USD’000	USD’000
2011
Executive directors:
Zhang Wenyi	100	178	278
Tzu-Yin Chiu*	154	261	415
David N.K. Wang**	601	478	1,079
	855	917	1,772
Non-executive directors:
Chen Shanzhi	49	24	73
Gao Yonggang	49	24	73
Lawrence Juen-Yee Lau	—	—	—
Zhou Jie	—	—	—
Chen Datong (Alternate to Lawrence Juen-Yee Lau)	—	—	—
	98	48	146

*      Tzu-Yin Chiu is also the Chief Executive Officer of the Company.

**     David N.K. Wang ceased to be a director on June 29, 2011.

#      Gao Yongang has been re-designated as an executive director of the Company with effect from June 17, 2013.

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

12.          Five highest paid individuals

The five highest paid individuals during the year included two (2012: one and 2011: one) directors, details of whose remuneration are set out in Note 11 above. Details of the remuneration of the remaining three (2012: four and 2011: four) non-directors, highest paid individuals for the year are as follows:

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Salaries and other benefits	955	1,334	1,209
Bonus	386	16	690
Stock option benefits	566	521	543
	1,907	1,871	2,442

The bonus is determined on the basis of the basic salary and the performance of the Company and the individual.

In 2013, 2012 and 2011, no emoluments were paid by the Company to any of the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

12.                              Five highest paid individuals (continued)

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2013	2012	2011
HK$2,000,001 (US$257,902) to HK$2,500,000 (US$322,376)	—	1	—
HK$2,500,001 (US$322,377) to HK$3,000,000 (US$386,851)	—	—	—
HK$3,000,001 (US$386,852) to HK$3,500,000 (US$451,327)	—	1	—
HK$3,500,001 (US$451,328) to HK$4,000,000 (US$515,802)	1	1	1
HK$4,500,001 (US$580,278) to HK$5,000,000 (US$644,753)	—	1	2
HK$5,000,001 (US$644,754) to HK$5,500,000 (US$709,228)	1	—	1
HK$5,500,001 (US$709,229) to HK$6,000,000 (US$773,704)	1	—	—
	3	4	4

13.          Earnings (loss) per share

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD	USD	USD
Basic earnings (loss) per share
From continuing operations	0.01	0.00	(0.01)
From discontinued operations	—	—	0.00
Total basic earnings (loss) per share	0.01	0.00	(0.01)
Diluted earnings (loss) per share
From continuing operations	0.01	0.00	(0.01)
From discontinued operations	—	—	0.00
Total diluted earnings (loss) per share	0.01	0.00	(0.01)

Basic earnings (loss) per share

The earnings (loss) and weighted average number of ordinary shares used in the calculation of basic earnings (loss) per share are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Profit (loss) for the year attributable to owners of the Company	173,177	22,771	(246,817)
Earnings (loss) used in the calculation of basic earnings (loss) per share	173,177	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	—	14,741
Earnings (loss) used in the calculation of basic earnings (loss) per share from continuing operations	173,177	22,771	(261,558)
Weighted average number of ordinary shares for the purposes of basic earnings (loss) per share	32,063,137,846	30,078,893,961	27,435,853,922

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.                              Earnings (loss) per share (continued)

Diluted earnings (loss) per share

The earnings (loss) used in the calculation of diluted earnings per share are as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Earnings (loss) used in the calculation of basic earnings (loss) per share	173,177	22,771	(246,817)
Profit for the year from discontinued operations used in the calculation of basic earnings per share from discontinued operations	—	—	14,741
Interest expense from convertible bonds	1,173	—	—
Earnings (loss) used in the calculation of diluted earnings (loss) per share from continuing operations	174,350	22,771	(261,558)

The weighted average number of ordinary shares for the purpose of diluted earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Weighted average number of ordinary shares used in the calculation of basic earnings per share	32,063,137,846	30,078,893,961	27,435,853,922
Employee option and restricted share units	237,913,672	64,712,749	—
Convertible preferred shares	—	1,899,048,145	—
Convertible bonds	288,027,267	—	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	32,589,078,785	32,042,654,855	27,435,853,922

During the year ended December 31, 2013, the Company had 785,159,938 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2012, the Company had 2,021,406,706 weighted average outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

During the year ended December 31, 2011, the Company had 2,896,467,247 weighted average outstanding employee stock options, restricted share units, warrants and convertible preferred shares which were excluded from the computation of diluted earnings per share, as their effect would have been anti-dilutive due to the net loss reported in the year ended December 31, 2011.

14.                              Dividend

The Board did not recommend the payment of any dividend for the year ended December 31, 2013 (December 31, 2012: Nil and December 31, 2011: Nil).

15.          Assets classified as held for sale

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Assets related to employee’s living quarters (i)	3,265	4,239	—

(i)    The Company is seeking to sell its self-constructed living quarters to its employees.

16.                              Property, plant and equipment

				Construction
		Plant and	Office	in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at January 1, 2011	311,717	6,273,719	78,076	814,331	7,477,843
Transfer from (out) CIP	9,351	805,588	12,613	(827,552)	—
Addition	—	—	—	727,576	727,576
Disposals	(1,177)	(75,593)	(4,152)	(2,352)	(83,274)
Reclassified as held for sale	—	—	—	(87,355)	(87,355)
Balance at December 31, 2011	319,891	7,003,714	86,537	624,648	8,034,790
Transfer from (out) CIP	24,581	581,579	18,029	(624,189)	—
Addition	—	—	—	409,750	409,750
Disposals	(4,088)	(7,918)	(580)	(142)	(12,728)
Reclassified as held for sale	(4,842)	—	(32)	—	(4,874)
Balance at December 31, 2012	335,542	7,577,375	103,954	410,067	8,426,938
Transfer from (out) CIP	7,238	553,162	9,610	(570,010)	—
Addition	—	—	—	670,853	670,853
Disposals	(20,698)	(1,163)	(5,531)	(10,000)	(37,392)
Reclassified as held for sale	(2,999)	—	(2)	—	(3,001)
Balance at December 31, 2013	319,083	8,129,374	108,031	500,910	9,057,398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.                              Property, plant and equipment (continued)

		Plant and	Office	Construction in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Accumulated depreciation and impairment
Balance at January 1, 2011	77,949	4,873,172	72,507	102,352	5,125,980
Disposal	(406)	(52,448)	(4,090)	—	(56,944)
Write-off	—	—	—	(87,355)	(87,355)
Impairment losses recognized in profit or loss	—	—	—	17,691	17,691
Depreciation expense	11,833	501,683	5,324	—	518,840
Balance at December 31, 2011	89,376	5,322,407	73,741	32,688	5,518,212
Disposal	(1,403)	(4,850)	(579)	—	(6,832)
Depreciation expense	12,903	509,962	8,958	—	531,823
Reclassified as held for sale	(1,671)	—	(29)	—	(1,700)
Balance at December 31, 2012	99,205	5,827,519	82,091	32,688	6,041,503
Disposal	(3,030)	(1,405)	(5,073)	(4,490)	(13,998)
Depreciation expense	13,160	477,600	11,163	—	501,923
Reclassified as held for sale	(862)	—	(2)	—	(864)
Balance at December 31, 2013	108,473	6,303,714	88,179	28,198	6,528,564

		Plant and	Office	Construction in progress
	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000
Carrying value at December 31, 2011	230,515	1,681,307	12,796	591,960	2,516,578
Carrying value at December 31, 2012	236,337	1,749,856	21,863	377,379	2,385,435
Carrying value at December 31, 2013	210,610	1,825,660	19,852	472,712	2,528,834

Construction in progress

The construction in progress balance of approximately US$472.7 million as of December 31, 2013, primarily consisted of US$130.5 million and US$208.7 million of the manufacturing equipment acquired to further expand the production capacity at the 12” fab in Beijing and Shanghai, respectively, and US$102.1 million related to the ongoing 8” wafer construction project at Semiconductor Manufacturing International (Shenzhen) Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. The Company purchased US$10.6 million facilities and equipment in current year in preparation of Shenzhen project. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$31.4 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the second half of 2014.

16.        Property, plant and equipment (continued)

Impairment losses recognized in the year

The Company recorded an impairment loss of nil (2012: Nil and 2011: US$17.7 million) associated with the disposal of property, plant and equipment with outdated technologies.

Assets pledged as security

Property, plant and equipment with carrying amount of approximately US$1,000 million (2012: approximately US$1,064 million and 2011: approximately US$482 million) have been pledged to secure borrowings of the Company (see Note 28). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

17.        Intangible assets

Acquired intangible assets
USD’000
Cost
Balance at January 1, 2011	236,691
Additions	37,490
Expired and disposal	(21,908)
Balance at December 31, 2011	252,273
Additions	89,636
Balance at December 31, 2012	341,909
Additions	23,139
Expired and disposal	(16,627)
Balance at December 31, 2013	348,421
Accumulated amortization and impairment
Balance at January 1, 2011	62,870
Amortization expense for the year	31,450
Expired and disposal	(21,326)
Balance at December 31, 2011	72,994
Amortization expense for the year	33,537
Balance at December 31, 2012	106,531
Amortization expense for the year	40,796
Expired and disposal	(14,171)
Balance at December 31, 2013	133,156
Carrying value at December 31, 2011	179,279
Carrying value at December 31, 2012	235,378
Carrying value at December 31, 2013	215,265

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.        Subsidiaries

Details of the Company’s subsidiaries at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of shares held	Paid up registered capital		Proportion of ownership interest held by the Company		Proportion of voting power held by the Company	Principal activities
Better Way Enterprises Limited (“Better Way”)	Samoa	Ordinary	US$	1,000,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)#	People’s Republic of China (the “PRC”)	Ordinary	US$	1,740,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	US$	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)#	PRC	Ordinary	US$	1,000,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	Euros	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	US$	11,000	Directly	100%	100%	Investment holding
SMIC Commercial (Shanghai) Limited Company (formerly SMIC Consulting Corporation)	PRC	Ordinary	US$	800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)#	PRC	Ordinary	US$	690,000,000	Directly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation	PRC	Ordinary	US$	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	US$	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	US$	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	US$	50,000	Directly	100%	100%	Investment holding
SMIC Energy Technology (Shanghai) Corporation (“Energy Science”)#	PRC	Ordinary	US$	10,400,000	Indirectly	100%	100%	Manufacturing and trading of solar cell related semiconductor products
Magnificent Tower Limited	British Virgin Islands	Ordinary	US$	50,000	Indirectly	100%	100%	Investment holding
SMIC Shanghai (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	10,000	Indirectly	100%	100%	Investment holding
SMIC ShenZhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation	PRC	Ordinary	US$	127,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor Shanghai Corporation Limited	PRC	Ordinary	US$	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation	PRC	Ordinary	US$	240,000,000	Directly and indirectly	55%	55%	Manufacturing and trading of semiconductor products

#      Abbreviation for identification purposes.

As of December 30, 2013, the Company lost control of Brite, but still has significant influence over it. The Company recorded its ownership interest of Brite as investment in associate.

18.        Subsidiaries (continued)

Details of non-wholly owned subsidiaries that have material non-controlling interests

The table below shows details of non-wholly owned subsidiaries of the Company that have material non-controlling interests:

Name of company	Place of establishment and operation	Proportion of ownership interests and voting rights held by non- controlling interests	Profit allocated to non- controlling interests	Accumulated non-controlling interests
		12/31/13	Year ended 12/31/13	12/31/13
			USD’000	USD’000
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)	Beijing	45.0%	1,410	109,410
Total			1,410	109,410

Summarized financial information in respect of each of the Company’s subsidiaries that has material non-controlling interests is set out below.  The summarized financial information below represents amounts before intragroup eliminations.

SMNC

12/31/13
USD’000
Current assets	243,719
Non-current assets	—
Current liabilities	(586)
Non-current liabilities	—
Net assets	243,133
Equity attributable to owners of the Company	133,723
Non-controlling interests	109,410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.        Subsidiaries (continued)

SMNC (continued)

Year ended 12/31/13
USD’000
Non operating income	3,843
Expense	(709)
Profit or loss from continuing operations	3,134
Post-tax profit from discontinued operations	—
Profit for the year	3,134
Profit attributable to owners of the Company	1,724
Profit attributable to the non-controlling interests	1,410
Profit for the year	3,134
Other comprehensive income attributable to owners of the Company	—
Other comprehensive income attributable to the non-controlling interests	—
Other comprehensive income for the year	—
Total comprehensive income attributable to owners of the Company	1,724
Total comprehensive income attributable to the non-controlling interests	1,410
Total comprehensive income for the year	3,134
Dividends paid to non-controlling interests	—
Net cash inflow from operating activities	1,959
Net cash outflow from investing activities	(164,810)
Net cash inflow from financing activities	240,000
Net cash inflow	77,149

19.        Investments in associates

Details of the Company’s significant associates, which are all unlisted companies, at the end of the reporting period are as follows:

	Place of establishment	Class of share	Proportion of ownership interest and voting power held by the Company			Proportion of voting
Name of company	and operation	held	12/31/13	12/31/12	12/31/11	power held
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai	Ordinary	30.0%	30.0%	30.0%	30.0%

Above associate is accounted for using the equity method in these consolidated financial statements.

19.        Investments in associates (continued)

Toppan

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current assets	47,554	44,987	36,778
Non-current assets	22,660	15,677	17,692
Current liabilities	(2,117)	(1,608)	(1,616)
Non-current liabilities	—	—	—
Net assets	68,097	59,056	52,854

	Year ended 12/31/13	Year ended 12/31/12	Year ended 12/31/11
	USD’000	USD’000	USD’000
Total revenue	23,796	19,008	24,721
Profit from continuing operations	7,364	5,585	14,928
Post-tax profit from discontinued operations	—	—	—
Profit for the year	7,364	5,585	14,928
Other comprehensive income for the year	—	—	—
Total comprehensive income for the year	7,364	5,585	14,928
Dividends received from the associate during the year	—	—	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Net assets of the associate	68,097	59,056	52,854
Proportion of the Company’s ownership interest in Toppan	30%	30%	30%
Carrying amount of the Company’s interest in Toppan	20,429	17,717	15,856

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.        Other financial assets

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	77	939
Short-term investments carried at fair value through profit or loss	240,311	18,653	1,034
	240,311	18,730	1,973

21.        Other assets

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Advance payments	—	28,252	31,816
Others	6,237	15,130	13,869
Non-current	6,237	43,382	45,685

In 2011, an advance of US$28 million was made in conjunction with a proposed joint venture between the holding company and Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”).  This advance payment was reclassified to current assets as at December 31, 2013 as it became receivable within one year.

Available-for-sale investment of US$1.3 million as of December 31, 2013  and US$3.8 million as of December 31, 2012 and 2011, respectively, has been included as others.

22.        Inventories

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Raw materials	56,242	52,228	54,853
Work in progress	180,710	156,392	93,472
Finished goods	49,299	87,108	58,983
	286,251	295,728	207,308

The cost of inventories recognized as an expense (income) during the year in respect of inventory provision was US$(0.1) million (2012: US$4.9 million and 2011: US$6.5 million).

23.        Trade and other receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Trade receivables	352,872	323,451	208,054
Allowance for doubtful debts	(44,643)	(45,340)	(42,820)
	308,229	278,111	165,234
Other receivables and refundable deposits	71,132	50,100	35,671
	379,361	328,211	200,905

The Company determines credit terms mostly ranging from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

The Company determines its allowance for doubtful debts based on the Company’s historical experience and the relative aging of receivables as well as individual assessment of certain debtors. The Company’s allowance for doubtful debts excludes receivables from a limited number of customers due to their high credit worthiness. The Company provides allowance for doubtful debts based on recoverable amount by making reference to the age category of the remaining receivables and subsequent settlement. The Company recognized US$0.6 million, US$4.6 million and US$0.6 million of allowance for doubtful debts respectively during the year ended December 31, 2013, 2012 and 2011 respectively.  The Company reviews, analyzes and adjusts allowance for doubtful debts on a monthly basis.

In evaluating the customers’ credit quality, the Company used an internal system based on each customer’s operation size, listing status, payment history and other qualitative criteria. These criteria are reviewed and updated annually. Based on such evaluation, the Company believes the recoverability of those receivables that are not impaired is reasonably assured.

Trade receivables

Of the trade receivables balance at the end of the year of 2013, 2012 and 2011, US$129.4 million, US$101.1 million and US$71.4 million respectively are due from the Company’s two largest customers.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

Age of receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	166,117	113,955	66,244
31–60 days	110,470	123,618	77,527
Over 60 days	76,285	85,878	64,283
Total	352,872	323,451	208,054

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.        Trade and other receivables (continued)

Trade receivables (continued)

Age of receivables (continued)

Trade receivables disclosed above include amounts (see below for aged analysis)  that are past due at the end of the reporting for which the Company has not recognized an allowance for doubtful debts because there has not been a significant change in credit quality and the amounts are still considered recoverable.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current	269,740	222,765	134,958
Past due but not impaired Within 30 days	24,480	31,219	26,468
31–60 days	10,068	16,559	1,083
Over 60 days	3,941	7,568	2,725
Total	308,229	278,111	165,234
Average overdue days	40	47	31

Movement in the allowance for doubtful debts

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of the year	45,340	42,820	49,373
Addition in allowance for doubtful debts	617	4,615	551
Amounts written off during the year as uncollectible	(101)	—	(704)
Reversal of allowance for doubtful debts	(1,213)	(2,095)	(6,400)
Balance at end of the year	44,643	45,340	42,820

In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period.

Included in the allowance for doubtful debts are individually impaired trade receivables amounting to nil (December 31, 2012: nil and December 31, 2011: US$4.6 million) which have been placed under liquidation. The impairment recognized represents the difference between the carrying amount of these trade receivables and the present value of the expected liquidation proceeds. The Company does not hold any collateral over these balances.

Age of impaired trade receivables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	192	278	204
31–60 days	89	855	53
Over 60 days	44,362	44,207	42,563
Total	44,643	45,340	42,820

24.        Restricted cash

As of December 31, 2013, 2012 and 2011, restricted cash consisted of US$35.7 million, US$111.6 million and US$46.3 million, respectively of bank time deposits pledged against letters of credit and short-term borrowings, and US$111.9 million, US$106.0 million and US$90.6 million, respectively of government funding received mainly for the reimbursement of research and development expenses to be incurred.

25.        Shares and issued capital

Fully paid ordinary shares

	Number of shares	Share capital	Share premium
		USD’000	USD’000
Balance at January 1, 2011	27,334,063,747	10,934	3,762,146
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	153,612,318	61	11,870
Balance at December 31, 2011	27,487,676,065	10,995	3,774,016
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	57,004,448	23	3,057
Conversion of convertible preference shares	4,455,459,110	1,782	306,515
Balance at December 31, 2012	32,000,139,623	12,800	4,083,588
Issuance of shares under the Company’s employee stock incentive plans (see note 34)	112,167,478	45	6,641
The Company purchased shares of subsidiaries	—	—	(383)
Balance at December 31, 2013	32,112,307,101	12,845	4,089,846

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

25.        Shares and issued capital (continued)

Convertible preference shares

	Number of shares	Share capital	Share premium
		USD’000	USD’000
Balance at January 1, 2011	—	—	—
Issue of shares	445,545,911	178	308,119
Balance at December 31, 2011	445,545,911	178	308,119
Converted into ordinary shares	(445,545,911)	(178)	(308,119)
Balance at December 31, 2012	—	—	—

In June 2011, the Company issued 360,589,053  non-redeemable convertible preferred shares (the “Preferred Shares”) and a warrant (the “CIC Warrant”)  to subscribe for up to 72,117,810 preferred shares, to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”), for an aggregate proceeds of approximately US$249 million, net of issuance cost of US$0.6 million which was deducted from the carrying value of the Preferred Shares.

In September 2011, the Company issued 84,956,858 preferred shares and a Warrant (the “Datang Warrant”  and, together with the CIC Warrant, the “Warrant”) to subscribe for up to 16,991,371 preferred shares, to Datang Holdings (Hongkong) Investment Company Limited (“Datang”), for aggregate proceeds of approximately US$58.9 million.

The holders of the preferred shares had the right at any time to convert their preferred shares into fully paid ordinary shares and the preferred shares have been mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share. As of result of the conversion, the Company issued 3,605,890,530 and 849,568,580 ordinary shares to CIC and Datang, respectively, on June 4, 2012.

The Warrant to subscribe for convertible preferred shares has expired without exercise.

Stock incentive plans

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 34).

26.        Reserves

Equity-settled employee benefits reserve

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of year	42,232	37,469	40,539
Arising on share-based payments	16,402	7,174	5,336
Transfer to share premium	(3,457)	(2,411)	(8,406)
Balance at end of year	55,177	42,232	37,469

The above equity-settled employee benefits reserve related to share options and restricted share units (“RSUs”) granted by the Company to its employees and service providers under stock incentive plans. Items included in equity- settled employee benefits reserve will not be reclassified subsequently to profit or loss. Further information about share-based payments to employees and service providers is set out in Note 34.

Foreign currency translation reserve

Items that may be reclassified subsequently to profit or loss

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Balance at beginning of year	3,916	3,846	(1,092)
Exchange differences arising on translating the foreign operations	731	70	4,938
Deconsolidation of subsidiaries	(94)	—	—
Balance at end of year	4,553	3,916	3,846

Exchange differences relating to the translation of the results and net assets of the Company’s foreign operations from their functional currencies to the Company’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

Convertible bonds equity reserve

12/31/13
USD’000
Balance at beginning of year	—
Recognition of the equity component of convertible bonds	15,210
Balance at end of year	15,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.        Accumulated deficit

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries.  The enterprise expansion reserve is for the expansion of the subsidiaries’  operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. In 2013 the Company did not make any appropriation to non-distributable reserves.  As of December 31, 2013, 2012 and 2011, the accumulated non-distributable reserve was US$30 million, US$30 million and US$30 million respectively.

In addition, due to restrictions on the distribution of paid-in capital from the Company’s PRC subsidiaries, the PRC subsidiaries’  paid-in capital of US$3,744 million at December 31, 2013 is considered restricted.

As a result of these PRC laws and regulations, as of December 31, 2013, reserve and capital of approximately US$3,774 million was not available for distribution to the Company by its PRC subsidiaries in the form of dividends, loans or advances.

In 2013, 2012 and 2011 the Company did not declare or pay any cash dividends on the ordinary shares.

28.        Borrowings

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans (i)	219,727	383,225	607,427
	219,727	383,225	607,427
Long-term debt by contracts
Beijing USD syndicate loan	—	—	180,084
EUR loan	—	—	8,271
Shanghai EXIM69M USD loan (ii)	—	68,500	26,523
Shanghai EXIM70M loan (iii)	—	70,000	—
Shanghai 268M syndicate loan (iv)	201,000	245,611	—
Shanghai 470M syndicate loan (v)	260,000	—	—
Beijing USD & RMB loan (vi)	—	49,079	48,838
Beijing EXIM20M loan (vii)	—	20,000
Beijing USD syndicate loan (viii)	260,000	260,000	—
Beijing EXIM40/60M loan (ix)	40,000	—	—
Beijing CIC Entrust loan (x)	10,795	—	—
	771,795	713,190	263,716
Less: current maturities of long-term debt	170,820	184,578	191,355
Non-current maturities of long-term debt	600,975	528,612	72,361
Borrowing by repayment schedule:
Within 1 year	390,547	567,803	798,782
Within 1–2 years	209,965	309,000	72,361
Within 2–5 years	367,990	219,612	—
Over 5 years	23,020	—	—
	991,522	1,096,415	871,143

Summary of borrowing arrangements

(i)                     As of December 31, 2013, the Company had 28 short-term credit agreements that provided total credit facilities of up to US$1.1 billion on a revolving credit basis. As of December 31, 2013, the Company had drawn down US$219.7 million under these credit agreements and US$927.5 million was available for future trading and borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$18.2 million, which is secured by time deposits of US$29.1 million. The interest rate ranged from 0.31% to 6.69% in 2013.

(ii)                  In April 2011, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into the Shanghai EXIM Bank USD loan I, a new two-year loan facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

28.        Borrowings (continued)

Summary of borrowing arrangements (continued)

(iii)               In October 2012, SMIS entered into the Shanghai EXIM Bank USD loan II, a two-year loan facility in the principal amount of US$70 million with The Export-Import Bank of China, which was secured by certain equipment of SMIS. This two-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. SMIS repaid the outstanding balance in advance by August 2013. As of December 31, 2013, SMIS had no outstanding balance of the facility. The interest rate ranged from 4.0 % to 5.0% during 2013.

(iv)              In March 2012, SMIS entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance the working capital for SMIS’s 8-inch fab.  The facility was secured by the manufacturing equipment located in the SMIS 8-inch fabs, buildings and land use right of SMIS. As of December 31, 2013, SMIS had drawn down US$268 million and repaid US$67 million on this loan facility. The outstanding balance of US$201 million is repayable by March 2015. The interest rate on this loan facility ranged from 3.6% to 4.2% in 2013. The Shanghai USD syndicate loan contains covenants to maintain certain minimum coverage ratio. SMIS was in compliance with these covenants as of December 31, 2013.

(v)                 In August 2013, SMIS entered into a loan facility in the aggregate principal amount of US$470 million, with a syndicate of financial institutions based in the PRC.  This seven-year bank facility was used to finance the planned expansion for SMIS’s 12-inch fab. The facility was secured by the manufacturing equipment located in the SMIS 12-inch fabs and buildings of SMIS. As of December 31, 2013, SMIS had drawn down US$260 million. The outstanding balance of US$260 million is repayable from August 2015 to February 2018. The interest rate on this loan facility ranged from 4.3% to 4.9% in 2013.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The above loan constituted part of this strategic framework credit facility.

(vi)              In September 2011, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into the USD and RMB Loan, a two-year loan facility in the principal amount of US$25 million and RMB150 million (approximately US$24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. SMIB repaid the outstanding balance in advance by June 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.1% to 6.5% in 2013.

28.        Borrowings (continued)

Summary of borrowing arrangements (continued)

(vii)           In March 2012, SMIB entered into the USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with the Export-Import Bank of China, which was unsecured. This two-year bank facility was used for working capital purpose. SMIB repaid the outstanding balance of US$20 million in advance by August 2013. As of December 31, 2013, SMIB had no outstanding balance of the facility. The interest rate on this loan facility ranged from 6.2%  to 6.5% in 2013.

(viii)        In March 2012, SMIB entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC.  This seven-year bank facility was used to expand the capacity of SMIB’s 12 inch fabs. The facility was secured by the manufacturing equipment located in the SMIB and SMIT fabs, and 100% equity pledge of SMIB and SMIT. On September 26, 2013, SMIB and the syndicate amended the loan facility amount to US$260 million. As of December 31, 2013, SMIB had drawn down US$260 million on this loan facility which is repayable from March 2014 to March 2019. The interest rate on this loan facility ranged from 5.8% to 6.2% in 2013. The Beijing USD syndicate loan contains as part of the costs of maintain certain minimum coverage ratio.  SMIB was in compliance with these covenants as of December 31, 2013.

(ix)              In June 2013, SMIB entered into the new USD Loan, a twenty-six-months working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which was unsecured. This twenty-six-months bank facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down US$40 million on this loan facility. The principal amount is repayable in August 2015. The interest rate on this loan facility ranged from 3%  to 4% in 2013.

(x)                 In June 2013, SMIB entered into the new RMB Loan, a two-year working capital entrust loan facility in the principal amount of RMB70 million (approximately US$11.5 million) with China Investment Development Corporation through China CITIC Bank, which was unsecured. This two- year entrust loan facility was used for working capital purposes. As of December 31, 2013, SMIB had drawn down RMB70 million (approximately US$11.5 million)  and repaid RMB4.5 million (approximately US$0.7 million) on this loan facility. The outstanding balance of RMB65.5 million (approximately US$10.8 million) is repayable in June 2015. The interest rate on this loan facility was 12% in 2013.

As of December 31, 2013, property, plant and equipment and land use right with carrying amount of approximately US$1,007 million (2012: US$1,070 million and 2011: US$482 million) have been pledged to secure borrowings of the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.        Convertible bonds

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013.

The principal terms of the bonds are as follows:

(1)         Denomination of the bonds — The convertible bonds are denominated in USD.

(2)         Maturity date — Five years from the date of issuance, which is November 7, 2018 (“Maturity Date”)

(3)         Interest — The bonds do not bear any cash interest.

(4)         Conversion —

a)                    Conversion price — The price is HK$0.7965 per each new share to be issued upon conversion of the bonds (“Conversion Share”), subject to anti-dilutive adjustment in accordance with the terms of the bonds, including subdivision, reclassification or consolidation of shares of the Company, capitalisation of profits or reserves, capital distribution, issuance of options or rights, and certain other events.

b)                   Conversion period — The Bondholder has the right to convert the bonds into shares at any time on or after December 18, 2013 up to the close of business on the date falling seven days prior to the Maturity Date or if such bonds shall have been called or put for redemption at any time before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption, which is discussed below.

c)                    Number of Conversion Shares issuable — 1,946,817,325 Conversion Shares will be issued upon full conversion of the bonds based on the initial conversion price of HK$0.7965 (translated at the fixed exchange rate of HK$7.7532 = US$1.0 as pre-determined).

(5)        Redemption —

a)                    At the option of the Company:

(I)                    Redemption at maturity — The Company will redeem the bonds outstanding at principal amount on the Maturity Date.

(II)                 Redemption for tax reasons — The Company will redeem all and not only some of the Bonds at their principal amount, at its option, at any time, on giving not less than 30 nor more than 60 days’ notice to the Bondholders on the date specified in the Tax Redemption Notice.

29.        Convertible bonds (continued)

(5)         (continued)

a)     (continued)

(III)    Redemption at the Option — The Company may redeem all and not only some of the Bonds on the date specified in the Option Redemption Notice at their principal amount at any time after November 7, 2015, provided that the Closing Price of a Share at least 120 percent of the Conversion Price then in effect immediately prior to the date upon which notice of such redemption is given. If at any time the aggregate principal amount of the Bonds outstanding is less than 10% of the aggregate principal amount originally issued, the Issuer may redeem all and not only some of such outstanding Bonds at their principal amount.

b)                   At the option of the Bondholder:

(I)     Redemption on change of control — Upon the occurrence of a Change of Control, the Bondholder will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the Change of Control put date at their principal amount of the bonds.

(II)    Redemption at the option — The holders of each Bond will have the right at such holder’s option, to require the Issuer to redeem all or some only of the Bonds of such holder on the Optional Put Date (on November 7, 2016) at their principal amount.

(6)    Purchase — The Issuer or any of their respective Subsidiaries may, subject to applicable laws and regulations, at any time and from time to time purchase Bonds at any price in the open market or otherwise.

(7)    Cancellation — All Bonds which are redeemed, converted or purchased by the Issuer or any of its Subsidiaries, will forthwith be cancelled. Certificates in respect of all Bonds cancelled will be forwarded to or to the order of the Registrar and such Bonds may not be reissued or resold.

The convertible bonds issued at November 7, 2013 is a compound instrument that included a liability component, an equity component and an embedded derivative in respect of the early redemption feature of the convertible bonds. The embedded derivative in respect of the early redemption feature of the convertible bonds is deemed to be clearly and closely related to the host contract and therefore, does not need to be separately recorded. The fair value of the liability component of the convertible bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	179,390
Equity component	15,210

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

29.        Convertible bonds (continued)

Subsequent to the initial recognition, the liability component of the convertible bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the convertible bonds was 3.69%  per annum. The movement of the liability component of the convertible bonds for the year ended December 31, 2013 is set out below:

USD’000
Liability component at the date of issue	179,390
Interest charged	1,173
Liability component at December 31, 2013	180,563

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the bonds mature.

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a substantial shareholder of the Company. Pursuant to the Datang Subscription Agreement, the Company conditionally agreed to issue and Datang conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$54,600,000 (“Datang Pre-emptive Bonds”) upon the exercise of the pre-emptive rights as specified in the share purchase agreement dated November 6, 2008 entered into between the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”) which holds 100% equity interests of Datang.

On December 18, 2013, the Company also entered into a subscription agreement (“Country Hill Subscription Agreement”) with Country Hill Limited (“Country Hill”), a substantial shareholder of the Company. Pursuant to the Country Hill Subscription Agreement, the Company conditionally agreed to issue and Country Hill conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$32,200,000 (“Country Hill Pre-emptive Bonds”) upon the exercise of the pre-emptive rights by Country Hill under the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill.

As each of Datang and Country Hill is a substantial shareholder of the Company, the execution of the Datang Subscription Agreement and the Country Hill Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Ordinary Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) constituted non-exempt connected transactions of the Company under Chapter 14A of the Hong Kong Stock Exchange Listing Rules, and were subsequently approved by the independent shareholders at the extraordinary general meeting of the Company held on February 17, 2014.

The net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000, respectively. The completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre- emptive Bonds is expected to take place on a date no later than May 30, 2014.

30.        Trade and other payables

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Trade payables	285,967	331,394	280,691
Advance receipts from customers	41,164	67,108	68,660
Deposit received from customers	48,976	10,591	5,631
Other payable	17,783	14,859	20,766
	393,890	423,952	375,748

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

The following is an aged analysis of accounts payable presented based on the invoice date at the end of the reporting period.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Within 30 days	214,219	252,097	169,315
Between 31 to 60 days	20,295	49,735	30,909
Over 60 days	51,453	29,562	80,467
	285,967	331,394	280,691

An aged analysis of the accounts payable is as follows:

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Current	237,337	275,398	194,434
Overdue:
Within 30 days	9,493	26,783	42,278
Between 31 to 60 days	12,299	10,652	16,327
Over 60 days	26,838	18,561	27,652
	285,967	331,394	280,691

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

31.        Accrued liabilities

The amounts of accrued liabilities as of December 31, 2013, 2012 and 2011 were US$153.9 million, US$84.6 million and US$45.7 million, within which the amounts of accrued payroll expenses were US$55.5 million, US$21.4 million and US$9.4 million, respectively.

32.        Promissory notes

In 2009, the Company reached a new settlement with Taiwan Semiconductor Manufacturing Corporation (“TSMC”).  Under this agreement, the remaining promissory note of US$40.0 million under the prior 2005 Settlement Agreement was cancelled. The Company issued twelve non-interest bearing promissory notes with an aggregate amount of US$200.0 million as the settlement consideration. The Company has recorded a discount of US$8.1 million for the imputed interest on the notes using an effective interest rate of 2.85%  (which represents the Company’s average rate of borrowing for 2009), which was recorded as a reduction of the face amount of the promissory notes. In total, the Company paid TSMC US$30.0 million and US$30.0 million in 2013 and 2012, respectively.  There are no remaining promissory notes to be paid as of December 31, 2013 and the outstanding promissory notes as of December 31, 2012 and 2011 are as follows:

		31/12/12
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2013-Current	30,000	29,374
	30,000	29,374

		31/12/11
		Discounted
	Face value	Value
	USD’000	USD’000
Maturity
2012-Current	30,000	29,374
Non-current	30,000	28,560
	60,000	57,934

33.        Other financial liabilities

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	25	816
Interest rate swaps	—	—	405
Cross-currency interest rate swaps	—	—	462
	—	25	1,683

34.        Share-based payments

Stock incentive plans

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

Stock option plan

The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	16,402	7,174	5,336

Movements during the year

(i)             The following table illustrates the number and weighted average exercise prices (WAEP)  of, and movements in, share options during the year (excluding RSUs):

	2013	2013		2012	2012		2011	2011
	Number	WAEP		Number	WAEP		Number	WAEP
Outstanding at January 1	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10	1,317,679,526	US$	0.11
Granted during the year	270,695,247	US$	0.08	292,084,956	US$	0.04	321,290,693	US$	0.07
Forfeited and expired during the year	(158,907,830)	US$	0.11	(209,218,313)	US$	0.09	(332,650,148)	US$	0.11
Exercised during the year	(76,770,936)	US$	0.04	(28,437,700)	US$	0.02	(75,381,642)	US$	0.05
Outstanding at December 31	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09	1,230,938,429	US$	0.10
Exercisable at December 31	483,679,899	US$	0.11	457,250,416	US$	0.12	465,796,149	US$	0.12

The weighted average remaining contractual life for the share options outstanding as at December 31, 2013 was 6.58 years (2012: 6.61 years and 2011: 6.67 years).

The range of exercise prices for options outstanding at the end of the year was US$0.02 to US$0.35 (2012: US$0.02 to US$0.35 and 2011: US$0.01 to US$0.35).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

34.        Share-based payments (continued)

Movements during the year (continued)

(i)            (continued)

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.07 (2012: US$0.04 and 2011: US$0.09).

During the year ended December 31, 2013, share options were granted on May 7, 2013, June 11, 2013, June 17, 2013, September 6, 2013 and November 4, 2013.  The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04, US$0.04, US$0.04, US$0.04 and US$0.03, respectively.

During the year ended December 31, 2012, share options were granted on May 22, 2012, September 12, 2012 and November 15, 2012. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.02, US$0.02 and US$0.03, respectively.

During the year ended December 31, 2011, share options were granted on May 31, 2011, September 8, 2011 and November 17, 2011. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.05, US$0.03 and US$0.03, respectively.

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended 31 December 2013, 2012 and 2011 respectively:

	2013	2012	2011
Dividend yield (%)	—	—	—
Expected volatility	62.18%	65.93%	69.15%
Risk-free interest rate	1.23%	0.77%	1.04%
Expected life of share options	1–5 years	1–5 years	1–5 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

34.        Share-based payments (continued)

Movements during the year (continued)

(ii)          The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the year (excluding share options):

	2013	2013		2012	2012		2011	2011
	Number	WAFV		Number	WAFV		Number	WAFV
Outstanding at January 1	125,358,288	US$	0.06	101,564,432	US$	0.07	144,457,562	US$	0.10
Granted during the year	151,336,161	US$	0.08	65,170,000	US$	0.04	67,949,495	US$	0.07
Forfeited during the year	(8,139,176)	US$	0.07	(12,809,396)	US$	0.08	(32,611,949)	US$	0.10
Exercised during the year	(35,396,542)	US$	0.06	(28,566,748)	US$	0.08	(78,230,676)	US$	0.10
Outstanding at December 31	233,158,731	US$	0.07	125,358,288	US$	0.06	101,564,432	US$	0.07

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2013 was 8.88 years (2012: 8.84 years and 2011: 9.01 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$0.08 (2012: US$0.04 and 2011: US$0.07).

During the year ended December 31, 2013, RSUs were granted on June 11, 2013. The fair values of the RUSs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08.

During the year ended December 31, 2012, RSUs were granted on May 22, 2012 and September 12, 2012. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.04.

During the year ended December 31, 2011, RSUs were granted on May 31, 2011 and September 8, 2011. The fair values of the RSUs determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.08 and US$0.06.

The following table list the inputs to the models used for the plans for the years ended December 31, 2013, 2012 and 2011, respectively:

	2013	2012	2011
Dividend yield (%)	—	—	—
Expected volatility	47.03%	49.90%	69.23%
Risk-free interest rate	0.34%	0.30%	0.27%
Expected life of RSUs	1–2 years	1–2 years	1–2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs.  The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                              Financial instruments

Capital management

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure. The Company’s overall strategy remains unchanged from 2012.

The capital structure of the Company consists of net debt (borrowings as detailed in Note 28 offset by cash and bank balance) and equity of the Company.

Where the entity manages its capital through issuing/repurchasing shares and raising/repayment of debts. The Company reviews the capital structure on a semi-annual basis. As part of this review, the Company considers the cost of capital and the risks associates with each class of capital. The Company will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

Gearing ratio

The gearing ratio at end of the reporting period was as follows.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Debt (i)	1,172,085	1,096,415	871,143
Cash and bank balances	(462,483)	(358,490)	(261,615)
Net debt	709,602	737,925	609,528
Equity	2,593,182	2,276,452	2,245,998
Net debt to equity ratio	27.36%	32.42%	27.14%

(i)     Debt is defined as long- and short-term borrowings (excluding derivatives) and convertible bonds, as described in Note 28 and Note 29.

35.        Financial instruments (continued)

Categories of financial instruments

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Financial assets
Cash and bank balances	462,483	358,490	261,615
Restricted Cash (Deposit pledged against letters of credit & short-term credit facilities)	35,639	111,560	46,273
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	77	939
Short term investment carried at fair value through profit or loss	240,311	18,653	1,034
Trade and other receivables	379,361	328,211	200,905
Available-for-sale financial assets carried at cost	1,278	3,757	3,757

Financial liabilities
Fair value through profit or loss (FVTPL)
Foreign currency forward contracts	—	25	816
Interest rate swaps	—	—	405
Cross-currency interest rate swaps	—	—	462
Trade and other payables	393,890	423,952	375,748
Borrowings	991,522	1,096,415	871,143
Convertible bonds	180,563	—	—
Promissory notes	—	29,374	57,934
Long-term liabilities	—	4,223	3,018

Financial risk management objectives

The Company’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk including currency risk, interest rate risk and other price risk, credit risk and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.        Financial instruments (continued)

Market risk

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•      forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•      interest rate swaps to mitigate the risk of rising interest rates; and

•      cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debt denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2013, 2012 and 2011.

There has been no change to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

Foreign currency risk management

The Company undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	Liabilities			Assets
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	3,037	1,345	12,569	2,595	3,249	3,017
JPY	7,925	13,693	19,137	1,499	3,023	2,629
RMB	133,177	254,750	178,491	766,960	456,271	431,121
Others	8,226	6,934	7,797	7,323	2,122	1,630

Foreign currency sensitivity analysis

The Company is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Company’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5%  change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

35.        Financial instruments (continued)

Foreign currency risk management (continued)

Foreign currency sensitivity analysis (continued)

	EUR			JPY			RMB			Others
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(22)	95	(478)	(338)	(562)	(869)	33,357	10,606	13,296	(1)	(3)	(11)
Equity	(22)	95	(478)	(338)	(562)	(869)	33,357	10,606	13,296	(1)	(3)	(11)

Forward foreign exchange contracts

It is the policy of the Company to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Company also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (FC)  contracts outstanding at the end of the reporting period:

Outstanding contracts

	Average exchange rate			Foreign currency			Notional value			Fair value assets/(liabilities)
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
Less than 3 months	—	6.3763	6.5085	—	221,173	586,456	—	35,504	93,199	—	67	736
3 months to 1 year	—	6.4100	6.4450	—	294,696	426,592	—	47,306	67,794	—	(15)	(525)
					515,869	1,013,048		82,810	160,993		52	211
Buy EUR
3 months to 1 year	—	—	1.3214	—	—	3,600	—	—	4,653	—	—	(88)
					—	3,600		—	4,653	—	—	(88)

The Company does not enter into foreign currency exchange contracts for speculative purposes.

Interest rate risk management

The Company is exposed to interest rate risk relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Company by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Company’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.      Financial instruments (continued)

Interest rate risk management (continued)

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year.  A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 10 basis points higher and all other variables were held constant, the Company’s profit for the year ended December 31, 2013 would decrease by US$0.6 million (2012: profit decrease by US$0.6 million and 2011: loss increase by US$0.7 million). This is mainly attributable to the Company’s exposure to interest rates on its variable rate borrowings.

Interest rate swap contracts

Under interest rate swap contracts, the Company agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Company to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt and the cash flow exposures on the issued variable rate debt. The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the curves at the end of the reporting period and the credit risk inherent in the contracts, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the reporting period.

The following tables detail the notional principal amounts and remaining terms of interest rate swap contracts outstanding at the end of the reporting period.

Average contracted fixed
Outstanding receive	interest rate			Notional principal value			Fair value assets (liabilities)
floating pay fixed contracts	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	%	%	%	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Less than 1 year	—	—	2.07	—	—	48,000	—	—	(405)

The interest rate swaps settle on a semi-yearly basis. The floating rate on the interest rate swaps is linking to 6 month Libor. The Company will settle the difference between the fixed and floating interest rate on a net basis.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is mainly exposed to credit risk from trade and other receivables and deposits with banks and financial institutions.

35.        Financial instruments (continued)

Credit risk management (continued)

Customer credit risk is managed by each business unit subject to the Company’s established policy, procedures and control relating to customer credit risk management. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Company’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from A and B, two largest customers of the Company, the Company does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Company defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to A and B did not exceed 10% and 7% of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 5% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Company’s accounts receivable and net sales is disclosed in Note 6.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings.

Liquidity risk management

The Company manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.        Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Company may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Interest-bearing bank and other borrowings	Fixed	3.72%	102,800	119,588	—	—	222,388
	Floating	5.66%	82,741	91,169	643,369	26,928	844,207
Convertible bonds		3.69%	—	—	200,000	—	200,000
Trade and other payables			334,622	56,383	2,885	—	393,890
			520,163	267,140	846,254	26,928	1,660,485

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Promissory notes			—	30,000	—	—	30,000
Interest-bearing bank and other borrowings	Fixed	4.73%	—	392,282	—	—	392,282
	Floating	5.64%	—	189,786	588,270	—	778,056

Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			353,009	62,120	8,823	—	423,952
			353,009	674,188	603,843	—	1,631,040

35.                              Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

		Weighted
		average
		effective
		interest	Less than 3	3 months to
		rate	months	1 year	1-5 years	5+ years	Total
		%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2011
Promissory notes			—	30,000	30,000	—	60,000
Interest-bearing bank and other borrowings	Fixed	3.60%	—	618,364	—	—	618,364
	Floating	3.46%	—	194,665	77,368	—	272,033
Long-term financial Liabilities			—	—	6,750	—	6,750
Trade and other payables			322,528	47,407	5,813	—	375,748
			322,528	890,436	119,931	—	1,332,895

The following table details the Company’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets.  The inclusion of information on non-derivative financial assets is necessary in order to understand the Company’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2013
Trade and other receivables		379,361	—	—	—	379,361
Cash balances, restricted cash & short-term investments	1.34%	680,525	59,437	—	—	739,962
Available for sale financial assets		—	—	—	1,278	1,278
		1,059,886	59,437	—	1,278	1,120,601

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Trade and other receivables		322,380	5,831	—	—	328,211
Cash balances, restricted cash & short-term investments	1.35%	414,798	75,108	—	—	489,906
Available for sale financial assets		—	—	—	3,757	3,757
		737,178	80,939	—	3,757	821,874

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                              Financial instruments (continued)

Liquidity risk management (continued)

Liquidity and interest risk tables (continued)

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1-5 years	5+ years	Total
	%	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2011
Trade and other receivables		195,953	4,952	—	—	200,905
Cash balances, restricted cash & short-term investments	0.91%	265,773	43,647	—	—	309,420
Available for sale financial assets		—	—	—	3,757	3,757
		461,726	48,599	—	3,757	514,082

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Company has access to short-term financing facilities as described in below section, of which US$927.5 million were unused at the end of the reporting period (2012: US$629.3 million and 2011: US$311.6 million). The Company expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

		Less than	1-3	3 months
	1 month	1 month	months	to 1 year	1-5 years	5+ years
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
December 31, 2012
Net settled:
— foreign exchange forward contracts	—	20	47	(15)	—	—
	—	20	47	(15)	—	—
December 31, 2011
Net settled:
— Interest rate swaps	—	—	—	(405)	—	—
— foreign exchange forward contracts	—	712	24	(613)	—	—
— cross-currency interest rate swap contracts	—	—	—	(462)	—	—
	—	712	24	(1,480)	—	—

35.                      Financial instruments (continued)

Fair value of financial instruments

Fair value of financial instruments carried at amortized cost

The Company considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                          the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2013, 2012 and 2011:

•                          Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•                          Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•                          Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

35.                              Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	240,311	—	240,311
Total		—	240,311	—	240,311

		12/31/12
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	77	—	77
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	18,653	—	18,653
Total		—	18,730	—	18,730
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(25)	—	(25)
Total		—	(25)	—	(25)

35.        Financial instruments (continued)

Fair value of financial instruments (continued)

Fair value measurements recognized in the consolidated statement of financial position

(continued)

		12/31/11
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	939	—	939
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	1,034	—	1,034
Total		—	1,973	—	1,973
Financial liabilities at FVTPL
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates, discounted at a rate that reflects the credit risk of various counterparties.	—	(1,683)	—	(1,683)
Total		—	(1,683)	—	(1,683)

36.        Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

Trading transactions

During the year, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sale of goods
	Year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	14,821	9,654	4,558
Leadcore Technology Co., Ltd**	1,905	44	266
Toppan SMIC Electronics (Shanghai) Co., Ltd	4,317	4,192	4,099

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

36.        Related party transactions (continued)

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/13	12/31/12	12/31/11	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Toppan SMIC Electronics (Shanghai) Co., Ltd	7	169	6,828	22,854	12,755	13,594
Zhongxin Xiecheng Investment (Beijing) Co., Ltd	—	—	—	1,930	1,094	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from			Amounts due to
	related parties			related parties
	12/31/13	12/31/12	12/31/11	12/31/13		12/31/12	12/31/11
	USD’000	USD’000	USD’000	USD’000		USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	6,124	4,138	1,261	—		—	—
Datang Telecom Company Finance Co., Ltd**	—	—	—	65,884	*	80,262	—
Leadcore Technology Co., Ltd.**	405	11	11	140		19	—
Toppan SMIC Electronics (Shanghai) Co., Ltd.	370	372	350	2,397		1,487	1,629
Zhongxin Xiecheng Investment (Beijing)Co., Ltd.	6	—	—	—		—	—
Brite Semiconductor (Shanghai) Corporation***	683	—	—	645		—	—

*           Short-term borrowing, the principal amount was repaid in February 2014. The interest rate is 3%.

**          Members of Datang Group. (as defined below)

***        As of December 30, 2013, the Company lost control of Brite and Brite became an associate of the Company.

On December 14, 2011, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), a substantial shareholder of the Company. Datang Telecom is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is three years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On December 18, 2013, the Company entered into a subscription agreement (“Datang Subscription Agreement”) with Datang, a substantial shareholder of the Company. Please refer to Note 29 for details.

36.        Related party transactions (continued)

Compensation of key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	year ended	year ended	year ended
	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Short-term benefit	4,318	3,191	3,222
Share-based payments	3,028	1,343	1,619
	7,346	4,534	4,841

The remuneration of key management personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

Sale of self-developed living quarter unit

Amount of sales of self-developed living quarter unit to one of directors of the Company and one of the key management, which were previously approved by the Board, were US$1.1 million and US$0.8 million in 2013.

Amount of sales of self-developed living quarter unit to two of the key management, which were approved by the Board, was US$0.9 million in 2012.

37.      Commitments for expenditure

Purchase commitments

As of December 31, 2013, 2012 and 2011, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2014.

	12/31/13	12/31/12	12/31/11
	USD’000	USD’000	USD’000
Commitments for the facility construction	114,878	25,551	40,322
Commitments for the acquisition of property, plant and equipment	178,382	481,639	420,461
Commitments for the acquisition of intangible assets	10,147	—
	303,407	507,190	460,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

38.        Offsetting a financial asset and a financial liability

On December 26, 2013, six financing agreements (“Financing Agreements”) were entered into under which the Company totally borrowed US$4.0 million from Bank of China to settle the accounts payable of suppliers, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreements.

A pledged deposit agreement (“Pledged Deposit Agreement”) was entered into simultaneously, under which the Company pledged with Bank of China US$4.0 million to guarantee the repayment under the Financing Agreements to Bank of China. The interest income from the pledged deposit is also pledged and used as guarantee. If the Company fails to repay the borrowings under the Financing Agreements as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowings.

An offsetting agreement was entered into in connection with the Financing Agreements and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreements at any time during the financing period specified in the Financing Agreements, and the amount of the pledged deposit should cover both principal and interests.

As of December 31, 2013, the Company presented the remaining amount as restricted cash after offsetting.

39.        Subsequent event

On February 27, 2014, SMIS established a wholly-owned investment fund company in Shanghai — China IC Capital Co., Ltd (the “Fund”). The initial investment of the Fund is RMB500 million, all funded by SMIS. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The operating period of the Fund will be 15 years from the date of the issuance of the business license. The Fund will be operated and managed by an equity investment management company China Fortune-Tech Capital Co., Ltd established by SMIS and an independent third party on February 27, 2014.

40.        Approval of financial statements

The financial statements were approved and authorized for issue by the board of directors of the Company on March 12, 2014.

CONDENSED CONSOLIDATED  STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2014 and 2013

(In USD’000, except share and per share data)

	Six months ended
	Notes	06/30/14	06/30/13
		(unaudited)	(unaudited)
Revenue	6	962,427	1,042,911
Cost of sales		(723,256)	(809,396)
Gross profit		239,171	233,515
Research and development expenses		(81,733)	(61,494)
Sales and marketing expenses		(18,726)	(18,029)
General and administration expenses		(58,721)	(76,839)
Other operating income	7	7,786	53,300
Profit from operation		87,777	130,453
Interest income		4,859	2,288
Finance costs	8	(12,861)	(19,930)
Foreign exchange gains or losses		(14,454)	5,094
Other gains or losses, net		10,711	(240)
Share of profits of associates		1,451	1,223
Profit before tax	9	77,483	118,888
Income tax expense	10	(1,361)	(3,046)
Profit for the period		76,122	115,842
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translation of financial statement of foreign operations		(1,953)	321
Total comprehensive income for the period		74,169	116,163
Profit for the period attributable to:
Owners of the Company		77,062	116,005
Non-controlling interests		(940)	(163)
		76,122	115,842
Total comprehensive income for the period attributable to:
Owners of the Company		75,109	116,326
Non-controlling interests		(940)	(163)
		74,169	116,163
Earnings per share	12
Basic		0.00	0.00
Diluted		0.00	0.00

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At June 30, 2014 and December 31, 2013

(In USD’000, except share and per share data)

	Notes	06/30/14	12/31/13
		(unaudited)	(audited)
Assets
Non-current assets
Property, plant and equipment	14	2,515,105	2,528,834
Prepaid land use right		136,623	136,725
Intangible assets		198,952	215,265
Investments in associates	15	30,820	29,200
Deferred tax assets		44,161	43,890
Other assets		7,228	6,237
Total non-current assets		2,932,889	2,960,151
Current assets
Inventories	17	319,089	286,251
Prepaid operating expenses		42,261	43,945
Trade and other receivables	18	458,765	379,361
Other financial assets	16	358,417	240,311
Restricted cash	19	181,573	147,625
Cash and cash equivalent		573,332	462,483
		1,933,437	1,559,976
Assets classified as held-for-sale	13	1,543	3,265
Total assets		4,867,869	4,523,392
Equity and liabilities
Capital and reserves
Ordinary shares	20	13,933	12,845
Share premium		4,296,190	4,089,846
Reserves		87,004	74,940
Accumulated deficit		(1,616,797)	(1,693,859)
Equity attributable to owners of the Company		2,780,330	2,483,772
Non-controlling interests		108,715	109,410
Total equity		2,889,045	2,593,182
Non-current liabilities
Borrowings	23	430,520	600,975
Convertible bonds	24	352,317	180,563
Deferred tax liabilities		122	167
Deferred government funding		192,325	209,968
Total non-current liabilities		975,284	991,673
Current liabilities
Trade and other payables	22	474,268	393,890
Borrowings	23	365,269	390,547
Deferred government funding		31,484	26,349
Accrued liabilities		132,273	127,593
Current tax liabilities		246	158
Total current liabilities		1,003,540	938,537
Total liabilities		1,978,824	1,930,210
Total equity and liabilities		4,867,869	4,523,392
Net current assets		931,440	624,704
Total assets less current liabilities		3,864,329	3,584,855

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2014 and 2013

(In USD’000)

	Ordinary shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Convertible bonds equity reserve	Accumulated deficit	Attributable to owner of the Company	Non- controlling interest	Total Equity
	(Note 20)		(Note 21)		(Note 24)
Balance at January 1, 2013 (audited)	12,800	4,083,588	42,232	3,916	—	(1,867,036)	2,275,500	952	2,276,452
Profit for the period	—	—	—	—	—	116,005	116,005	(163)	115,842
Other comprehensive income for the period	—	—	—	321	—	—	321	—	321
Total comprehensive income for the period	—	—	—	321	—	116,005	116,326	(163)	116,163
Exercise of stock options	30	4,483	(2,395)	—	—	—	2,118	—	2,118
Share-based compensation	—	—	9,005	—	—	—	9,005	—	9,005
Sub-total	30	4,483	6,610	—	—	—	11,123	—	11,123
Balance at June 30, 2013 (unaudited)	12,830	4,088,071	48,842	4,237	—	(1,751,031)	2,402,949	789	2,403,738
Balance at January 1, 2014 (audited)	12,845	4,089,846	55,177	4,553	15,210	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the period	—	—	—	—	—	77,062	77,062	(940)	76,122
Other comprehensive income for the period	—	—	—	(1,953)	—	—	(1,953)	—	(1,953)
Total comprehensive income for the period	—	—	—	(1,953)	—	77,062	75,109	(940)	74,169
Issuance of ordinary shares	1,036	196,161	—	—	—	—	197,197	—	197,197
Exercise of stock options	52	10,183	(6,187)	—	—	—	4,048	—	4,048
Share-based compensation	—	—	7,491	—	—	—	7,491	—	7,491
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	245	245
Recognition of equity component of convertible bonds	—	—	—	—	12,713	—	12,713	—	12,713
Sub-total	1,088	206,344	1,304	—	12,713	—	221,449	245	221,694
Balance at June 30, 2014 (unaudited)	13,933	4,296,190	56,481	2,600	27,923	(1,616,797)	2,780,330	108,715	2,889,045

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2014 and 2013

(In USD’000)

	Six months ended
	06/30/14	06/30/13
	(unaudited)	(unaudited)
Cash flow from operating activities
Cash generated from operations	291,335	285,383
Interest paid	(15,202)	(25,642)
Interest received	3,327	3,977
Income taxes paid	(786)	(720)
Net cash from operating activities	278,674	262,998
Cash flow from investing activities:
Payments for property, plant and equipment	(227,246)	(311,140)
Payments for intangible assets	(11,312)	(29,494)
Payments for land use right	(1,123)	(61,391)
Net changes in restricted cash relating to investing activities	(13,531)	33,667
Payments to acquire financial assets	(710,701)	(4,379)
Proceeds on sale of financial assets	592,593	20,181
Net proceeds after netting off land appreciation tax (Payments to) from disposal of property, plant and equipment and assets classified as held for sale	16,002	(863)
Proceeds from disposal of subsidiary	—	28,639
Others	(16)	(407)
Net cash used in investing activities	(355,334)	(325,187)
Cash flow from financing activities:
Proceeds from borrowings	150,798	362,614
Repayment of borrowings	(345,093)	(383,068)
Proceeds from issuance of ordinary shares	197,604	—
Proceeds from issuance of convertible bonds	181,230	—
Repayment of promissory notes	—	(15,000)
Proceeds from exercise of employee stock options	4,048	2,118
Proceeds from non-controlling interest — capital contribution	245	—
Net cash from (used in) financing activities	188,832	(33,336)
Net increase (decrease) in cash and cash equivalents	112,172	(95,525)
Cash and cash equivalent, beginning of period	462,483	358,490
Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,323)	(10)
Cash and cash equivalent, end of period	573,332	262,955

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2014

1.        GENERAL INFORMATION

Semiconductor Manufacturing International Corporation was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company”  or “SMIC”)  are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks.

2.        BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standard 34  “Interim Financial Reporting”  issued by the International Accounting Standards Board (the “IASB”) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The interim condensed consolidated financial statements should be read in conjunction with the Company’s annual financial statements as at December 31, 2013.

3.        PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

Except for the application of new or revised accounting standards as described below, the accounting policies and methods of computation used in the condensed consolidated financial statements as of and for the six months ended June 30, 2014 are the same as those followed in the preparation of the Company’s annual financial statements as of and for the year ended December 31, 2013.

In the current interim period, the Company has applied, for the first time, the following standards and amendments that are relevant for the preparation of the Company’s condensed consolidated financial statements.

Amendments to IFRS 10,	Investment Entities
IFRS 12 and IAS 27
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities Amendments
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC 21	Levies

The application of the above new or revised IFRSs in the current interim period has had no material effect on the amounts reported in these condensed consolidated financial statements and/or disclosures set out in these condensed consolidated financial statements.

4.        ESTIMATES

The preparation of condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial statements for the year ended December 31, 2013.

5.        FINANCIAL RISK MANAGEMENT

The Company’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at December 31, 2013.

There have been no changes in the risk management department since year end or in any risk management policies since the year end.

6.        SEGMENT INFORMATION

The Company is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Company. The Company operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income. The Company’s operating revenue from customers by geography is detailed below.

	Revenue from external customers
	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
United States	424,553	519,422
Mainland China and Hong Kong	410,143	415,309
Eurasia*	127,731	108,180
	962,427	1,042,911

*       Not including Mainland China and Hong Kong

6.        SEGMENT INFORMATION (CONTINUED)

The following table summarizes property, plant and equipment of the Company by location.

	Property, plant
	and equipment
	06/30/14	12/31/13
	USD’000	USD’000
United States	27	33
Europe	3	4
Taiwan	11	14
Hong Kong	3,342	3,440
Mainland China	2,511,722	2,525,343
	2,515,105	2,528,834

7.        OTHER OPERATING INCOME

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	7,593	24,996
Gain on disposal of subsidiaries	—	28,304
Others	193	—
	7,786	53,300

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2014  was primarily from the sales of the staff living quarters in Beijing to employees.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2013 was primarily from the sales of the staff living quarters in Shanghai to employees.

The gain on disposal of subsidiaries for the six months ended June 30, 2013 arose from disposal of the Company’s total ownership interest in SMIC (Wuhan) Development Corporation (“WHDM”).  Please refer to the Company’s annual financial statements as at December 31, 2013 for details.

8.        FINANCE COSTS

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Interest on:
Bank and other borrowings — wholly repayable within five years	16,444	26,743
Interest on convertible bonds	3,429	—
Accretion of interest to preferences shareholders of a subsidiary	—	764
Total interest expense for financial liabilities not classified as at FVTPL	19,873	27,507
Less: amounts capitalized	(7,012)	(7,577)
	12,861	19,930

The weighted average interest rate on funds borrowed generally is 4.61% per annum (2013: 5.02% per annum).

9.        PROFIT BEFORE TAX

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Profit before tax has been arrived at after taking into account:
Depreciation and amortization of property, plant and equipment	254,926	250,740
Amortization of prepaid land use rights	1,060	730
Amortization of acquired intangible assets	19,348	19,994
Impairment loss (reversed) recognized on inventory	6,651	(4,884)
Impairment loss recognized in respect of available for sale investments included in other assets	—	2,479
Impairment loss recognized in respect of trade and other receivables	1,241	658
Foreign exchange gains or losses	14,454	(5,094)

10.      INCOME TAX EXPENSE

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Current tax — Enterprise Income Tax	750	747
Current tax — Land Appreciation Tax	927	2,904
Deferred tax	(316)	(605)
Total income tax expense	1,361	3,046

10.      INCOME TAX EXPENSE (CONTINUED)

Under the Law of the People’s Republic of China on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax at the rate of 10%.  A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong are eligible for a 5%  withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

Semiconductor Manufacturing International Corporation is incorporated in the Cayman Islands, where it is not currently subject to taxation.

Prior to January 1, 2008, the subsidiaries incorporated in the PRC were governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “FEIT Laws”).

The PRC enterprise income tax law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies.

Pursuant to Caishui Circular [2008] No.  1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50%  reduction should be based on the statutory tax rate of 25%.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry.

On July 25, 2013, State Tax Bureau issued [2013] No.  43 (“Circular No.43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No.1.

10.      INCOME TAX EXPENSE (CONTINUED)

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)   Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) and Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)

Pursuant to relevant tax regulation, SMIS began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS was 12.5% in 2013. The income tax rate is 15% since 2014.

In accordance with Circular No. 43 and Circular No. 1, SMIT began a 10-year tax holiday (five year full exemption followed by five year half reduction) from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

2)   Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is entitled to the preferential tax rate of 15%  and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses. SMIB was in accumulative loss positions as of June 30, 2014 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to the income tax rate of 25%.

11.      DIVIDEND

No dividend has been paid or declared by the Company during the six months ended June 30, 2014 and 2013, respectively.

12.      EARNINGS PER SHARE

The calculation of basic and diluted earnings per share attributable to the owners of the Company is based on following data.

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Basic earnings per share	0.00	0.00
Diluted earnings per share	0.00	0.00

12.        EARNINGS PER SHARE (CONTINUED)

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Earnings
Earnings used in the calculation of basic earnings per share	77,062	116,005
Interest expense from convertible bonds	3,429	—
Earnings used in the calculation of diluted earnings per share	80,491	116,005
Number of shares
Weighted average number of ordinary shares used in the calculation of basic earnings per share	32,469,087,242	32,032,802,837
Effect of dilutive potential ordinary shares
Employee option and restricted share units	298,601,846	206,129,393
Convertible bonds	2,100,863,279	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	34,868,552,367	32,238,932,230

As of June 30, 2014, the Company had 669,278,950 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

As of June 30, 2013, the Company had 1,832,325,993 outstanding employee stock options and warrants which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

13.        ASSETS CLASSIFIED AS HELD FOR SALE

	06/30/14	12/31/13
	USD’000	USD’000
Assets related to employee’s living quarters	1,543	3,265

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition.  Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. The Company is seeking to sell these self-constructed living quarters to its employees.

14.        PROPERTY, PLANT AND EQUIPMENT

Construction in progress

The construction in progress balance of approximately US$497 million as of June 30, 2014, primarily consisted of US$130.8 million and US$116.5 million of the manufacturing equipment acquired to further expand the production capacity at the 12-inch fab in Beijing and Shanghai, respectively, US$17.4 million of the manufacturing equipment acquired to further expand the production capacity at the 8-inch fab in Shanghai, and US$111.9 million related to the ongoing 8-inch wafer construction project at Semiconductor Manufacturing International (Shenzhen)  Corporation. The Company’s Shenzhen project which commenced in 2008 has progressed more slowly than expected due to changing market conditions and ongoing negotiations with relevant parties. The Company will closely monitor the progress of the project and evaluate any additional costs to complete the project. In addition, US$120.4 million was related to various ongoing capital expenditure projects of other SMIC subsidiaries, which are expected to be completed by December 31, 2014.

Assets pledged as security

As of June 30, 2014, property, plant and equipment with carrying amount of approximately US$857 million (2013: approximately US$1,000 million) have been pledged to secure borrowings of the Company (see Note 23). The plant and equipment have been pledged as security for bank loans under a mortgage. The Company is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

15.        INVESTMENTS IN ASSOCIATES

Details of the Company’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

	Place of establishment	Class of	Proportion of ownership interest and voting power held by the Company		Proportion of voting power
Name of company	and operation	share held	06/30/14	12/31/13	held
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai	Ordinary	30.0%	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin”)	Beijing	Ordinary	49.0%	49.0%	49.0%
Brite Semiconductor Corporation*	Cayman Island	Ordinary	49.8%	48.7%	49.8%

Above associates are accounted for using the equity method in these condensed consolidated financial statements.

*       As of December 30, 2013, the Company lost control of Brite Semiconductor Corporation and its subsidiaries (“Brite”).

16.        OTHER FINANCIAL ASSETS

	30/06/14	12/31/13
	USD’000	USD’000
Short-term investments carried at fair value through profit or loss	358,417	240,311

17.        INVENTORIES

	06/30/14	12/31/13
	USD’000	USD’000
Raw materials	63,180	56,242
Work in progress	191,480	180,710
Finished goods	64,429	49,299
	319,089	286,251

18.        TRADE AND OTHER RECEIVABLES

	06/30/14	12/31/13
	USD’000	USD’000
Trade receivables	432,457	352,872
Allowance for doubtful debts	(45,490)	(44,643)
	386,967	308,229
Other receivables and refundable deposits	71,798	71,132
	458,765	379,361

The Company determines credit terms ranging generally from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

The following is analysis of trade receivable presented based on the invoice date at the end of the reporting period.

	06/30/14	12/31/13
	USD’000	USD’000
Within 30 days	216,890	166,117
Between 31—60 days	113,451	110,470
Over 60 days	102,116	76,285
Total	432,457	352,872

18.        TRADE AND OTHER RECEIVABLES (CONTINUED)

The following is analysis of trade receivable (net of allowance of doubtful debt) by age, presented based on due date.

	06/30/14	12/31/13
	USD’000	USD’000
Current	324,877	269,740
Past due but not impaired
Within 30 days	30,450	24,480
Between 31—60 days	18,249	10,068
Over 60 days	13,391	3,941
Total	386,967	308,229

19.        RESTRICTED CASH

As of June 30, 2014 and December 31, 2013, restricted cash consisted of US$54.9 million and US$35.7 million, respectively, of bank time deposits pledged against letters of credit and short-term borrowings, and US$126.7 million and US$111.9 million, respectively, of government funding received for the various research and development projects.

20.        SHARES AND ISSUED CAPITAL

Ordinary shares of US$0.0004 each issued and fully paid

	Six months ended June 30, 2014		Six months ended June 30, 2013
	Number of shares	Share capital	Number of shares	Share capital
		USD’000		USD’000
Balance at January 1	32,112,307,101	12,845	32,000,139,623	12,800
Issuance of shares under the Company’s employee stock incentive plans	129,553,237	52	75,491,777	30
Ordinary shares issued at June 12, 2014	2,590,000,000	1,036	—	—
Balance at June 30	34,831,860,338	13,933	32,075,631,400	12,830

On June 4, 2014, the Company, J.P. Morgan Securities (Asia Pacific) Limited, Deutsche Bank AG, Hong Kong Branch (the “Placing Agents”)  and Datang Holdings (Hongkong) Investment Company Limited (“Datang”) entered into a placing and subscription agreement (the “Placing and Subscription Agreement”). Pursuant to the agreement, Datang appointed the Placing Agents to place 2.59 billion shares of the Company’s Common Stock at a price of HK$0.60 per share, which represents a discount of approximately 4.76% to the Company’s Closing Price of HK$0.63 per share as quoted on the Hong Kong Stock Exchange on the Last Trading Day (the “Placing Price”) (the “Top-up Placing”). Following the completion of the Top-up Placing, Datang applied to subscribe for 2.59 billion new ordinary shares (the “Subscription Share(s)”) at the price of HK$0.60 per Subscription Share (which was the same as the Placing Price) according to the Placing and Subscription Agreement (the “Top-up Subscription”).  The Top-up Subscription was completed with net proceeds of approximately US$197.2 million on June 12, 2014.

20.        SHARES AND ISSUED CAPITAL (CONTINUED)

Ordinary shares of US$0.0004 each issued and fully paid (Continued)

The net proceeds are recorded as share capital of approximately US$1 million and share premium of approximately US$196.2 million in the statements of financial position.  Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue.

21.        SHARE-BASED PAYMENTS

Share options schemes

The Company has adopted the two share option schemes under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers.

The expense recognized for employee services received during the period is shown in the following table:

	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	7,491	9,005

Movements during the period

(i)    The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the period (excluding Restricted Share Units (“RSUs”)):

	2014	2014		2013	2013
	Number	WAEP		Number	WAEP
Outstanding at January 1	1,320,383,853	US$	0.09	1,285,367,372	US$	0.09
Granted during the period	29,470,736	US$	0.08	220,031,583	US$	0.08
Forfeited and expired during the period	(118,169,224)	US$	0.16	(103,541,541)	US$	0.12
Exercised during the period	(69,800,684)	US$	0.06	(50,115,328)	US$	0.04
Outstanding at June 30	1,161,884,681	US$	0.08	1,351,742,086	US$	0.09

In the current interim period, share options were granted on June 12, 2014. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04.

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.09.

The following table lists the inputs to the Black Scholes Option Pricing model used for the options granted during the six months ended June 30, 2014 and 2013:

	2014	2013
Dividend yield (%)	—	—
Expected volatility	58.49%	63.18%
Risk-free interest rate	1.66%	1.10%
Expected life of share options	1–5 years	1–5 years

21.        SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(i)   (Continued)

The risk-free rate for periods within the contractual life of the options is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options is based on the best estimates from the Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)   The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the period (excluding share options):

	2014	2014		2013	2013
	Number	WAFV		Number	WAFV
Outstanding at January 1, 2014	233,158,731	US$	0.07	125,358,288	US$	0.06
Granted during the period	—		—	151,336,161	US$	0.08
Forfeited during the period	(3,538,688)	US$	0.08	(4,271,623)	US$	0.06
Exercised during the period	(59,752,553)	US$	0.07	(25,376,449)	US$	0.06
Outstanding at June 30, 2014	169,867,490	US$	0.07	247,046,377	US$	0.07

There were no RSUs granted in the first half of 2014.

The weighted average closing price of the Company’s shares immediately before the date on which the RSUs were exercised was US$0.08.

The following table lists the inputs to the Black Scholes Option Pricing model used for the RSU granted during the six months ended June 30, 2013:

2013
Dividend yield (%)	—
Expected volatility	47.03%
Risk-free interest rate	0.34%
Expected life of RSUs	1–2 years

21.        SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(ii)   (Continued)

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from the Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

22.        TRADE AND OTHER PAYABLES

	06/30/14	12/31/13
	USD’000	USD’000
Trade payables	325,342	285,967
Advance receipts from customers	69,933	41,164
Deposit received from customer	60,049	48,976
Other payables	18,944	17,783
	474,268	393,890

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

The following is an aged analysis of accounts payables presented based on the invoice date at the end of the reporting period.

	06/30/14	12/31/13
	USD’000	USD’000
Within 30 days	247,096	214,219
Between 31—60 days	26,427	20,295
Over 60 days	51,819	51,453
Total	325,342	285,967

An aging analysis of the trade payables is as follows:

	06/30/14	12/31/13
	USD’000	USD’000
Current	270,553	237,337
Overdue:
Within 30 days	21,470	9,493
Between 31 to 60 days	3,317	12,299
Over 60 days	30,002	26,838
	325,342	285,967

23.        BORROWINGS

	06/30/14	12/31/13
	USD’000	USD’000
At amortized cost
Short-term commercial bank loans	152,416	219,727
	152,416	219,727
2012 USD Loan (SMIC Shanghai)	134,000	201,000
2013 USD Loan (SMIC Shanghai)	260,000	260,000
2012 USD Loan (SMIC Beijing)	198,840	260,000
2013 EXIM USD Loan (SMIC Beijing)	40,000	40,000
2013 China Investment Development Corporation Entrusted Loan (SMIC Beijing)	10,533	10,795
	643,373	771,795
Less: current maturities of long-term debt	212,853	170,820
Non-current maturities of long-term debt	430,520	600,975
Borrowing by repayment schedule:
Within 1 year	365,269	390,547
Within 1—2 years	181,020	209,965
Within 2—5 years	249,500	367,990
Over 5 years	—	23,020
	795,789	991,522

As of June 30, 2014, property, plant and equipment and land use right with carrying amount of approximately US$864 million (2013: US$1,007 million) have been pledged to secure borrowings of the Company.

24.        CONVERTIBLE BONDS

(i)   Issue of US$200 million zero coupon convertible bonds due 2018

The Company issued zero coupon convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 on November 7, 2013 (the “Original Bonds”). The issue price was 100% of the aggregate principal amount of the Original Bonds. The Original Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	(179,390)
Equity component	15,210

24.        CONVERTIBLE BONDS (CONTINUED)

(i)   Issue of US$200 million zero coupon convertible bonds due 2018 (Continued)

Please refer to the Company’s annual consolidated financial statements as at December 31, 2013 for the principal terms of the Original Bonds.

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component of the Original Bonds for the period ended June 30, 2014 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at November 13, 2013	179,390	15,210	194,600
Interest charged during the year	1,173	—	1,173
As at December 31, 2013	180,563	15,210	195,773
Interest charged during the period	3,241	—	3,241
As at June 30, 2014	183,804	15,210	199,014

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the bonds mature.

(ii)  Issue of US$86.8 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$54,600,000 to Datang and an aggregate principal amount of US$32,200,000 to Country Hill Limited (“Country Hill”) on May 29, 2014 (collectively, the “Original Pre-emptive Bonds”). The issue price was 100% of the aggregate principal amount of the Original Pre-emptive Bonds and the terms and conditions of the Original Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre- emptive Bonds was approximately US$81.2 million and the equity component was approximately US$5.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	86,800
Transaction cost	—
Liability component at the date of issue	(81,235)
Equity component	5,565

24.        CONVERTIBLE BONDS (CONTINUED)

(ii)  Issue of US$86.8 million zero coupon convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component of the Original Pre-emptive Bonds for the period ended June 30, 2014 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at May 29, 2014	81,235	5,565	86,800
Interest charged during the period	188	—	188
As at June 30, 2014	81,423	5,565	86,988

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

(iii) Issue of US$95 million zero coupon convertible bonds due 2018

The Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$95,000,000 on June 24, 2014 (the “Further Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Further Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Bonds was approximately US$87.1 million and the equity component was approximately US$7.1 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The liability component of the Further Bonds for the period ended June 30, 2014 was as the same as the date of issue.

The Further Bonds have been consolidated and have formed a single series with the Original Bonds and the Original Pre-emptive Bonds from the date of their issue.

25.          COMMITMENTS FOR EXPENDITURE

Purchase commitments

As of June 30, 2014, the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by December 31, 2014.

	06/30/14	12/31/13
	USD’000	USD’000
Commitments for the facility construction	137,813	114,878
Commitments for the acquisition of property, plant and equipment	199,005	178,382
Commitments for the acquisition of intangible assets	23,216	10,147
	360,034	303,407

26.          FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company considers that the carrying amounts of financial assets and financial liabilities recognized in the condensed consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•         the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Company obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Company generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Company’s evaluation of those factors changes.

26.          FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the period ended June 30, 2014.

•      Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•      Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•      Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		06/30/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	358,417	—	358,417
Total		—	358,417	—	358,417

		12/31/13
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	240,311	—	240,311
Total		—	240,311	—	240,311

27.        RELATED PARTY TRANSACTIONS

Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Company:

	Sales of goods
	Six months ended
	06/30/14	06/30/13
	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd**	5,254	7,753
Leadcore Technology Co., Ltd**	964	30
Toppan	2,194	2,136
Brite Semiconductor (Shanghai) Corporation***	16,248	NA

	Purchase of goods		Purchase of services
	Six months ended		Six months ended
	06/30/14	06/30/13	06/30/14	06/30/13
	USD’000	USD’000	USD’000	USD’000
Toppan	3	—	12,626	12,358
Zhongxin	—	—	1,934	1,103
Brite Semiconductor (Shanghai) Corporation***	—	NA	2,175	NA

The following balances were outstanding at the end of the reporting period:

	Amounts due from		Amounts due to
	related parties		related parties
	06/30/14	12/31/13	06/30/14		12/31/13
	USD’000	USD’000	USD’000		USD’000
Datang Microelectronics Technology Co., Ltd**	5,378	6,124	—		—
Datang Telecom Company Finance Co., Ltd**	—	—	64,322	*	65,884
Leadcore Technology Co., Ltd.**	703	405	7		140
Toppan	369	370	—		2,397
Zhongxin	—	6	—		—
Brite Semiconductor (Shanghai) Corporation***	4,747	683	99		645

*       Short-term borrowing, the principal amount will be repaid in November 2014. The interest rate is 3%.

**     Members of Datang Group. (as defined below).

***    As of December 30, 2013, the Company lost control of Brite and Brite became an associate of the Company.

27.          RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions (Continued)

On February 18, 2014, the Company entered into a Framework Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”), a substantial shareholder of the Company. Datang Telecom is a member of Datang Telecom Technology & Industry Group (“Datang Group”). Pursuant to the agreement, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is two years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On May 29, 2014, the Company issued the zero coupon convertible bonds to Datang and Country Hill which are substantial shareholders of the Company. Please refer to Note 24 for details.

On June 4, 2014, the Company, the Placing Agents and Datang entered into a placing and subscription agreement for the placing and subscription of 2.59 billion new ordinary shares. Please refer to Note 20 for details.

On August 22, 2014, the Company entered into a subscription agreement with Datang regarding to the subscription of the zero coupon convertible bonds. Please refer to Note 29 for details.

On August 22, 2014, the Company entered into a subscription agreement with each of Datang and Country Hill regarding to the subscription of ordinary shares. Please refer to Note 29 for details.

Sale of self-developed living quarter unit

Amount of sale of self-developed living quarter unit to one of the key management, which was previously approved by the Board, was US$0.8 million in six months ended June 30, 2013.

28.          OFFSETTING A FINANCIAL ASSET AND A FINANCIAL LIABILITY

(i)       On May 12, 2014, five financing agreements (“Financing Agreements”) were entered into under which the Company totally borrowed US$3.6 million from Bank of China to settle the accounts payable of suppliers, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreements.

A pledged deposit agreement (“Pledged Deposit Agreement”) was entered into simultaneously, under which the Company pledged with Bank of China US$3.6 million to guarantee the repayment under the Financing Agreements to Bank of China. The interest income from the pledged deposit is also pledged and used as guarantee. If the Company fails to repay the borrowings under the Financing Agreements as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowings.

An offsetting agreement was entered into in connection with the Financing Agreements and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreements at any time during the financing period specified in the Financing Agreements, and the amount of the pledged deposit should cover both principal and interests.

28.          OFFSETTING A FINANCIAL ASSET AND A FINANCIAL LIABILITY (CONTINUED)

(ii)      On June 10, 2014, seven financing agreements (“Financing Agreements”) were entered into under which the Company totally borrowed US$4.0 million from Bank of China to settle the accounts payable of suppliers, and the Company will then repay such borrowing to Bank of China according to repayment schedule and interest rate in the agreements.

A pledged deposit agreement (“Pledged Deposit Agreement”) was entered into simultaneously, under which the Company pledged with Bank of China US$4.0 million to guarantee the repayment under the Financing Agreements to Bank of China. The interest income from the pledged deposit is also pledged and used as guarantee. If the Company fails to repay the borrowings under the Financing Agreements as scheduled, Bank of China will have the right to use the pledged deposit to repay the related borrowings.

An offsetting agreement was entered into in connection with the Financing Agreements and Pledged Deposit Agreement, under which the Company shall have the legal right to use the pledged deposit under Pledged Deposit Agreement to offset the borrowings under the Financing Agreements at any time during the financing period specified in the Financing Agreements, and the amount of the pledged deposit should cover both principal and interests.

29.        SUBSEQUENT EVENT

On August 22, 2014, the Company entered into a subscription agreement with Datang, pursuant to which the Company has conditionally agreed to issue and Datang has conditionally agreed to subscribe for the zero coupon convertible bonds due 2018 in an aggregate principal amount of US$22,200,000 (“Datang Further Pre-emptive Bonds”) for a total cash consideration of US$22,533,000 upon the exercise of Datang’s pre-emptive rights as specified in the share purchase agreement (“2008 Datang Share Purchase Agreement”) dated November 6, 2008 entered into between the Company and Datang Telecom. The issue price of the Datang Further Pre-emptive Bonds is 101.5% of the aggregate principal amount. The Datang Further Pre-emptive Bonds are convertible into 216,096,723 ordinary shares, assuming full conversion of the Datang Further Pre-emptive Bonds at the initial conversion price of HK$0.7965 per ordinary share.

On August 22, 2014, the Company also entered into a subscription agreement with each of Datang and Country Hill (“2014 Datang Share Subscription Agreement” and “2014 Country Hill Share Subscription Agreement”, respectively) in relation to the proposed subscription of 669,468,952 ordinary shares by Datang upon the exercise of Datang’s pre-emptive rights pursuant to the 2008 Datang Share Purchase Agreement and 268,642,465 ordinary shares by Country Hill upon the exercise of Country Hill’s pre-emptive rights pursuant to the share subscription agreement dated April 18, 2011 entered into between the Company and Country Hill at the price of HK$0.60 per ordinary share (which was the same as the Placing Price). The total consideration payable by Datang under the 2014 Datang Share Subscription Agreement amounts to HK$401,681,371.20, and the total consideration payable by Country Hill under the 2014 Country Hill Share Subscription Agreement amounts to HK$161,185,479.

PRINCIPAL AND REGISTERED OFFICES OF THE ISSUER

Principal Place of Business	Registered Office
18 Zhangjiang Road	PO Box 309, Ugland House
Pudong New Area,	Grand Cayman, KY1-1104
Shanghai 201203	Cayman Islands
PRC

TRUSTEE, PRINCIPAL AGENT, REGISTRAR AND TRANSFER AGENT

The Bank of New York Mellon

101 Barclay Street

New York, New York 10286

United States

LEGAL ADVISORS TO THE ISSUER

As to English and United States law	As to Cayman Islands law	As to PRC law
Slaughter and May	Conyers Dill and Pearman	Jun He Law Offices
47th Floor	(Cayman) Limited Cricket	20th Floor, China Resources Building
Jardine House	Square Hutchins Drive	8 Jianguomen Avenue
One Connaught Place	P.O. Box 2681	Beijing 100005
Central	Grand Cayman KY1-1111	PRC
Hong Kong	Cayman Islands

LEGAL ADVISORS TO THE MANAGERS		LEGAL ADVISORS TO THE TRUSTEE

As to English and United States law	As to PRC law	As to English law
Linklaters	Zhong Lun Law Firm	Linklaters
10/F Alexandra House	36th & 37th Floor, SK Tower	10/F Alexandra House
Chater Road	6A Jianguomenwai Avenue	Chater Road
Hong Kong	Chaoyang District, Beijing	Hong Kong
PRC

SINGAPORE LISTING AGENT Allen & Gledhill LLP
1 Marina Boulevard
#28-00
Singapore 018989

INDEPENDENT AUDITORS

(for the year ended 31 December	(Incumbent)	(Incumbent)
2013)
Deloitte Touche Tohmatsu	PricewaterhouseCoopers	PricewaterhouseCoopers
Zhong Tian LLP
35/F, One Pacific Place	22/F, Prince’s Building	11th Floor,
88 Queensway	Central	PricewaterhouseCoopers Center
Hong Kong	Hong Kong	202 Hu Bin Road, Huangpu District, Shanghai, 200021
PRC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: October 20, 2014	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director